Weatherford®



Weatherford International Ltd.

2011 Annual Report

Weatherford®

Weatherford International Ltd. (NYSE / Euronext Paris / SIX: WFT) is a Swiss-based, multinational oilfield service and technology company. We are one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. We operate in more than 100 countries and employ more than 60,000 people worldwide. With a product and service portfolio that spans the life cycle of a well—drilling, evaluation, completion, production and intervention—and a robust research and development effort, we are well positioned to meet the ever-evolving needs of the oil and gas industry.



We are committed to balancing good business with sound, socially responsible engagement. This commitment includes applying efficient resource management methods and practicing sustainable development in the communities where our employees operate and live.

We also pursue the highest standards of excellence in all our business processes and partnerships. This includes complying with all applicable laws and regulations in the areas where we do business; promoting safe work practices and minimizing risk to our employees, our communities and the environment; and implementing programs, training and controls necessary to achieve our goals.

This document includes forward-looking statements within the meaning of U.S. securities laws. Any statement regarding the future or any potential outcome, or statement qualified by words such as "believe", "expect", "anticipate", "predict", "foresee", "outlook", "goal", "should", "will" or "intend" or variants of those words is a forward-looking statement. This includes statements related to future business, operational or financial achievements or results. Such statements are based on the current beliefs of Weatherford's management, and are subject to significant risks, assumptions and uncertainties, including risks that are detailed on pages AR-[11] to AR-[23] and in our filings with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. We undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.

## FINANCIAL HIGHLIGHTS

| (In millions, except per share data) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Revenues | $ 12,990 | $ 10,221 | $ 8,833 |
| Operating Income | 1,324 | 782 | 690 |
| Net Income (Loss) Attributable to Weatherford | 262 | (152) | 124 |
| Diluted Earnings (Loss) Per Share Attributable to Weatherford | $ 0.34 | $ (0.20) | $ 0.17 |
| Diluted Weighted Average Shares | 760 | 743 | 723 |
| Balance Sheet Data: | | | |
| Total Assets | $ 21,185 | $ 19,207 | $18,770 |
| Total Debt | 7,606 | 6,765 | 6,717 |
| Shareholders' Equity | 9,553 | 9,260 | 9,254 |
| Depreciation and Amortization | $ 1,135 | $ 1,047 | $ 909 |



**Bernard J. Duroc-Danner**
Chairman, President and Chief Executive Officer

"We know growth. We have grown from just two people and no business to speak of in 1987 to 60,000 employees in more than 100 countries earning revenues exceeding $13 billion."

In 2011, Weatherford achieved the highest revenues in our history, built on operational performance and strong organic growth. With the technology portfolio and global infrastructure we have assembled, we were able to deliver the products and services our clients needed, where they needed them. Looking forward, we are operationally and strategically positioned to address the reservoir realities facing the oil and gas industry.

We have always held to our vision of an industry which battled accelerating decline rates and the gradual exhaustion of traditional conventional reservoirs. From the earliest days, Weatherford focused on addressing the needs of mature fields and unconventional plays. These are the industry's challenges and Weatherford's *raison d'être*. Today, Weatherford has the right technologies, experience, discipline and know-how to do what we set out to do.

From 2000 through 2011, our compound annual growth rate of around 20 percent was earned primarily organically; acquisitions played an increasingly smaller part. We grew concentrically, adding carefully constructed layer upon layer, following an industrial pattern. The number of product lines tripled and within them, technological breadth and depth increased dramatically.

We have become a technology incubator. Our product line capabilities and technology are as comprehensive and deep as I envisioned they would be. We now serve all core segments of our clients' life cycle—drilling, evaluation, completion, production and intervention. More importantly, our strategic focus—that which makes us different—centers around two global reservoir themes:

- Accelerating decline rates
- Rise of the unconventional hydrocarbon

And a systemic drilling challenge:

- Securing well integrity

Addressing these three focal areas will increasingly define who we are.

Of course, our technologies and integrated product lines also allow our clients to drill for and produce hydrocarbons in virtually any environment. And we are committed to safety and environmental stewardship. We constantly strive to develop and commercialize technologies that reduce the risks and costs associated with oil and gas recovery. Weatherford is partnering with our clients to develop technologies and solutions they need while strengthening service quality. And industry recognition will come as our name and values catch up with our size. But these three areas of specialization will define our identity as they capture a growing segment of our technology, investment and human capital.

We grew our international infrastructure and regions of service, methodically following our clients' spending patterns. It has been a long voyage. From very humble beginnings with two employees twenty five years ago, to more than 60,000 employees today, we manage clients' needs from some 1,000 global facilities in both hemispheres.

Driven by the reservoir, Weatherford has arrived where we planned to be in terms of technology and infrastructure, with much yet to do and the entrepreneurial spirit to make it happen. Our expertise, global regions and unified culture of service are a powerful base for building our future.

**Technology Drives the Cost Curve of the Field Development Lifecycle**



Investment
Return
Integrate reservoir and completion to increase maximum rate and extend plateau production
Optimize production and intervention to minimize operating expenditure
CAPEX & OPEX
Shorten drilling and construction to accelerate production start-up
Monitor production and extend well life to flatten decline and maximize recovery
Production ROI
Explore
Appraise
Construct
Develop
Plateau Produce
Decline Produce
Abandon
Decommission
Refine well architecture and increase drilling efficiency to reduce capital expenditure


Our Tactical Technology™ and services span the life cycle of a well: Drilling services make well construction safer, reduce nonproductive time and enhance reservoir deliverability. Evaluation services combine more conveyance options with industry-qualified measurements. Completion services offer systems engineered for all environments from conventional to the most challenging. Production services maximize reservoir recovery with artificial lift, well optimization, and remote monitoring and control technologies. Intervention services remediate problems to extend well production life.

Our 2011 achievements include:

- Attaining a record $13 billion in revenues.
- Year-over-year growth every quarter for the second consecutive year. Key product lines driving this surge were artificial lift systems, stimulation and chemicals and drilling services.
- Increasing profitability; 27 percent top-line growth over 2010.
- Realizing outstanding revenues and steadily advancing margins in North America, reflecting our strengths in mature plays, wet shales, oil and heavy oil.
- Showing progress on all markers of capital efficiency.

Revenue Growth
in billions of dollars



13.0
10.2
8.8
11
10
09


Our performance overall was constructive and rooted in our capabilities around mature plays, total production management and unconventionals. The industry persevered through political unrest, natural disasters and uncertainty around the Eurozone, among other world economic challenges.

The move to shales and oily/liquids drilling continued to influence performance in North America. Supply and demand reached the sweet spot in our particular strengths, including artificial lift, managed pressure drilling (MPD), openhole completion, directional drilling and formation evaluation. In Canada, the continued shift from dry gas to liquids-rich gas plays and low reservoir porosity oils resulted in higher service intensity, particularly multistage completions and directional drilling, and increased artificial-lift needs.

Latin America was a strong regional performer, and within it, Colombia and Mexico were the top performing countries. We have significantly expanded our footprint in Colombia to keep pace with rapid sector growth. Brazil remains a driving force in Latin America. As offshore exploration shifts to development drilling there, Weatherford is prepared. Argentina's Neuquén basin shows promise for future development due to similarities to U.S. shale gas/oil basins.

### Weatherford Milestones

Weatherford's rich technology portolio was strategically assembled through both acquisitional and organic growth. With more than 250 acquisitions over the last 13 years, 4,000 patents held and countless record 'firsts' and 'onlys' within the industry, today's Weatherford offers its clients the world over diversified products and services through an expansive infrastructure. The following timeline tracks the most intense part of the company's journey—the last 25 years.

**1987** Formation of new Energy Venture subsidiary, EVI, Inc.; Bernard J. Duroc-Danner joins the company.

**1987** Highland Pump Company acquisition.



Multiple acquisitions made to build the company's artificial lift, and premium tubulars businesses.

Mexico is our biggest Latin American market in terms of operations and revenues, and we are active in all areas of the country where Pemex and other clients operate.

Growth in Russia—another top performer for us in 2011—has continued unabated since we acquired TNK-BP's oilfield services division in 2009. Russia now accounts for approximately seven percent of our business. With accelerating decline rates in traditionally large reservoirs of Western Siberia and Volga-Urals with Timan-Pechora not far behind, clients are experimenting with lessons learned in the U.S. around draining reservoirs with multizone fracturing. We have done extremely well on the completion side and everything that comes with it. Using our ZoneSelect™ completion technology in a tight sandstone oil formation in Siberia turned a four-well openhole appraisal project into a 75-well project and additional thru-tubing services, fracturing and chemicals. Our client base continues to expand with companies such as LUKOIL, Rosneft and Gazprom Neft.

Europe had a strong performance and we expect further strengthening in 2012. We captured additional market share in Central Europe, where unconventional plays are taking off and providing attractive growth opportunities. In Romania and Poland, we increased our sales presence just as natural gas activity increased. The work of our team in Romania over the last four years on integrating technology, quality, health, safety and environment (QHSE) standards and the ONE Weatherford culture has led to sustainable improvements. Today, Romania is the focal point for all Weatherford logging activities in Eastern Europe.

Sub-Sahara Africa is an emergent market for us. Drilling services and wireline clients there have responded very positively to our products and services, and ultimately to our service quality. From capability for one drilling services job in 2010, capacity grew to four jobs in 2011 and eight by early 2012. We also have 20 mud logging units in Gabon, Cameroon and the Congo. In addition, our first West Africa deepwater MPD and rotating control device (RCD) package was deployed in Ghana in 2011. In the Congo, we secured contracts for drilling services and for electric submersible pumps, displacing the incumbent service provider.



**1991** Offers industry's **first** dual barrier RCD.



**1994** Develops world's **first** remotely operated mechanized power tongs.

**1995** **First** offshore application of underbalanced drilling.

It was a transitional period in the Middle East and North Africa. Results were affected by political unrest, the completion of unfavorable contracts and a number of mobilization startup costs. Saudi Arabia and Kuwait evolved positively, and we had notable contract wins in Oman, Turkmenistan and India. Among significant deployments were the first underbalanced drilling in Pakistan and the first run of a Weatherford liner system for the national oil company in Turkmenistan.

Asia-Pacific progressed throughout the year. In China, we have a turnkey contract for all drilling, completion and initial production services for 165 wells to develop Yuedong Oilfield in North Bohai Bay for CITIC Resources. We reached a project milestone in December 2011 when we completed the drilling of the 36th well, plus two wells outside the project scope, with zero lost time incidents in more than 2 million work hours and compliant with all quality requirements. Also in China, our three manufacturing locations improve our supply chain capabilities and we have strengthened our local workforce. Our largest Asia-Pacific market is Australia, with its big unconventional plays. We ran a successful field test of our Extreme Environment optical pressure/temperature gauge in Australia's first shale gas well and secured future unconventional work.

**BUILDING ON OUR REACH**

After years of dramatically expanding our regions of service, Weatherford is focused on improving both effectiveness and efficiencies as we continue to drive our growth.

In December 2010, Peter Fontana was named Chief Operating Officer to solidify operational leadership for the Eastern and Western Hemispheres under a single global structure. Mr. Fontana's leadership has strengthened our pursuit of the gold standard in quality for our people, processes, training and service delivery to the field. In addition, John Briscoe joined Weatherford as Chief Accounting Officer in August 2011, bringing extensive financial reporting and energy industry knowledge and demonstrated leadership. Mr. Briscoe became our Chief Financial Officer in March 2012. These moves reinforce that we have the right people in the right places to make good decisions and be effective on our global platform.

**1998** EVI acquires Weatherford; combined entity begins operating globally under Weatherford International Ltd. Bernard J. Duroc-Danner assumes the role of Chairman, President and CEO.

Weatherford®



**1995** **First** optical sensors deployed in offshore wells in the North Sea.

**1996** Opens office in Mumbai, expanding Eastern infrastructure.

We marked our first full year of trading on the SIX Swiss Exchange Ltd. in 2011, and the second year on the NYSE Euronext. Listing Weatherford shares on these international exchanges raised our profile among investors and clients in the Eastern Hemisphere and broadened our investment base. Our increasingly multinational reach is also reflected on our board of directors. In recent years we added directors with tremendous experience in the international arena—whether governmental, financial or industrial—and at the highest levels. The depth of knowledge of our board members benefits all Weatherford shareholders.

With more than 4,000 U.S. and international patents and hundreds more pending, we cannot overestimate the value of our technology. We were pleased to receive external market verification and endorsement of our technology portfolio. Weatherford was selected as a 2011–2012 constituent of the Ocean Tomo 300® Patent Index, published by the NYSE Euronext (NYSE Euronext: OTPAT). The index is objectively based on the value of our intellectual property and patents in particular. Inclusion publicly recognizes that Weatherford benefits from a significant proprietary and patented position of technology ownership.

After taking steps four years ago to create an industry-leading global compliance program, I believe responsible ethics and compliance are ingrained in our culture. Setting and meeting high standards for compliance is how we do business. Everyday around the world, Weatherford employees and third parties with whom we work demonstrate that complying with applicable laws and regulations only serves to facilitate business rather than hinder it. In another equally important realm, personnel safety, we took an important step towards reinforcing our commitment to excellence with the establishment of our Safety Leadership Council. The Council has a global responsibility for leading a safety-always culture at Weatherford.

Weatherford's corporate social responsibility efforts are allowing us to bring long-term, sustainable development to communities where we operate. Local teams assess needs and develop and design initiatives that meet those needs through sound, socially responsible engagement balanced with good business practices. Our infrastructure, local content practices, job creation and commitment to education are making a real difference to people in Brazil, China, Russia, West Africa and other areas where we operate.

**1998** Becomes the **only** company to offer all 6 forms of artificial lift.



**1999** Petroline acquisition; commercial launch of industry's **first** expandable sand screen (ESS®) system.



Multiple acquisitions made to create company's completion competency.



**2001** ESS system installation in Asia marks the **first** multizone application.

Much of the aforementioned denotes areas of progress, building and advancement. Not all segments of the company evolved as constructively throughout the year. In February 2012, we concluded that we had not remediated our previously disclosed material weakness in internal controls over financial reporting for income taxes. This was very disappointing. I understand how repeated setbacks on administrative issues are painful. However, there are constructive efforts at work. The process has produced a much better understanding of the functioning and value drivers of our multinational tax structure. And it is a good structure. We will apply what we have learned to harvest the structure's value to the Company and its shareholders. Moving forward, our efforts will be on two fronts: first, improving processes to permanently remediate internal controls over financial reporting for income taxes; and second, extracting greater economic value from the multinational tax structure we worked so hard to build.

Supply Chain



Our global infrastructure supports technology integration and supply chain capabilities. For example, 2011 was very busy for the large artificial lift manufacturing facility we opened outside Rio de Janeiro in 2010. Our four plants in Brazil are vital links in our supply chain, providing a wide range of products to the Brazilian market and export to different countries in and beyond Latin America. Besides hiring Brazilian talent, the factories use raw materials and components of national origin in manufacturing equipment to maximize local content.

## 2012 OUTLOOK

We expect continued performance improvement in U.S. revenues and margins through 2012 because of who we are and what we do. The U.S. markets will see further strengthening of the oil and liquids segment to a degree offsetting gas and shale gas activity. Weatherford is, by design, positioned strongly on and around oil segments. We expect our artificial lift, production optimization, formation evaluation, openhole completion and wireline product lines to expand in both margin and volume to drive results for the region. Top-line should rise further year-on-year and compared with 2011 exit rates. Our prognosis for U.S. stimulation is not as constructive, but our other product lines in North America overwhelm it in size.



**2001** Installs **first** optical flowmeter in the North Sea for BR—represents **first** multizone flowmeter for Statoil.

**2001** Completes spin off of Grant Prideco.

**2002** Completes world's **first** multiple fiber optic intelligent well.



**2002** Deploys **first** solid expandable liner-hanger system in Asia.



**2003** Achieves an industry **first** in Indonesia, combining the use of drilling with casing (DwC™) and surface BOP systems from a floating drilling unit to reduce drilling time and associated cost.



Secure Drilling Services



We continue to see uptake of our Secure Drilling℠ Services. In 2011, we received the OTC Spotlight on New Technology award for our industry-advancing deepwater closed-loop drilling system. For a decade, we have been the leader in managed pressure drilling (MPD), a key component of these services. MPD reduces risk by detecting kicks, losses and other well-control events through technologies such as Microflux™ closed-loop systems for real-time detection. By automating the response, Microflux improves safety and drilling efficiency and lowers fluid costs. We integrated this with the SeaShield™ RCD, the first rotating control device deployed as a subsea riser component and a major fit-for-purpose achievement for deepwater applications. In the Makassar Straits of Indonesia, the SeaShield system was used to safely and efficiently drill rank wildcat deepwater wells from a dynamically positioned drillship. We also deployed our first marine MPD/RCD package in Brazil.

Canada should rise on the continued shift to oil and heavy oil, additional investment in liquid unconventionals, further service intensity increases and expansion of our chemicals business. We have deep historical roots in Canada and our portfolio is well-calibrated for the Canadian reservoir basis.

We foresee strengthening in our key Latin American markets, with growth and further margin improvements across the board throughout the region. For the first time in several years, we have a constructive outlook for Mexico, with material improvements offshore, in the southern land plays and in the Chicontepec heavy oil field. Mexico is facing accelerating declines and the prognosis is for healthy development with some measure of increased activity in all Mexico markets. Brazil will remain a major hub of exploration and production activities. And Colombia and Argentina represent a big part of our future growth in Latin America. We have established operational footprints and a wide portfolio of products and services to address both countries' growing needs.

In the Eastern Hemisphere, Russia is entering a multi-year cycle of focused expansion. The drivers are the systematic redevelopment of existing oil-producing reservoirs and the gradual opening of Eastern Siberia's new reservoirs to drilling. In both cases, the draining of reservoirs will involve the application of a number of new drilling and completion technologies. We have our largest backlog ever in Russia in 2012.

**2004** Edinburgh Petroleum Services, Ltd. acquisition.



**2005** Precision Drilling Services acquisition, augmenting drilling services, wireline and evaluation capabilities.

**2005** Participates in drilling deepest well to date in the GoM with Chevron/Unocal; Only LWD record holder for highest temperature, highest dogleg and deepest offshore data transmission.

Europe should benefit from good performance in the North Sea—a traditionally large market for Weatherford—and from emerging strength in Central Europe, driven largely by nascent shale plays.

From modest capability in 2010, we quickly built our Sub-Sahara Africa business in both West and East Africa. The land market has an almost perfect scope of needs for our capabilities. We should have a solid expansion in 2012 in what was traditionally only a marginal geographic area of involvement.

We anticipate a turnaround in the Middle East with Saudi Arabia, Kuwait and Iraq leading as growth drivers. In Central Asia, Weatherford was selected to represent the service sector in the formulation of a shale gas strategy for Pakistan, an interesting opportunity for us. In North Africa, Algeria is healing and we expect activity to progress in the later stages of 2012.

We are determined to build shareholder value and remain dedicated to growth as a mechanism for shareholder wealth creation. But it is a disciplined growth, with returns and margins equally important and unyielding yardsticks. Looking forward, we believe we can sustain close to a 20 percent growth rate in 2012 and continue that in the years ahead, assuming a reasonably healthy macroeconomic environment. We also believe we will concurrently raise margins and returns on capital employed. On both counts and over a period of years, we would like to cross prior historical highs.

The oilfield service and equipment industry benefits from both hydrocarbon demand growth in non-OECD countries and the aging of the hydrocarbon reservoir base. Both are secular or structural multi-year growth factors, and combined they are an extraordinary opportunity and responsibility. We are in the right industry.

The aging exploitation life of reservoirs implies lower productivity and greater maintenance, technology and services. It also implies the quest for alternatives. This reality pushes the industry to unconventional resources, particularly heavy oil and various

**2006** Acquires Omni Laboratories, world's second-largest core analysis company, followed by Hycal Energy Research Labs, TICORA Geosciences, and Humble Geochemical Services to round out the formation evaluation and reservoir optimization expertise.



**2005** Successfully installs the world's **first** 7-in. expandable isolation system in a trial well in south Texas.



**Only** company to run more than 600 expandable sand screens worldwide.

shales for lack of many new conventional reservoirs. Our first twenty five years of history uniquely prepares Weatherford for what is to come. Our next layer of growth and development will come from our capabilities in the management of field decline rate, our focus from inception, and now more broadly, unconventionals.

Our emphasis on unconventionals is not new. Weatherford's heart and soul from inception was and is predominantly as a land company. This is where we excel. Operating on land has naturally driven us to unconventional plays, first heavy oil then coalbed methane (CBM) gas, tight gas and now shales—whether gas, oil or hybrid.

Unconventionals are not all the same, not even within the same category. The production challenges for tight gas, shale gas and CBM reservoirs are different from those of heavy oil, tired oil, tight oil, shale liquids and hybrid shale plays. We are in the very early days of understanding how to exploit them. This means that the call for technology is more relevant than ever, and the responsibility of oilfield service companies is greater than ever.

Unconventionals are a magnet for specific competencies which make them economically possible: horizontal drainage, formation evaluation, openhole completion, stimulation, artificial lift and production optimization to name a few.

Zonal Isolation



The ZoneSelect™ multizone reservoir completion system is amassing an impressive track record for maximizing production from fracture-stimulated wells, significantly reducing installation time and costs. Launched in 2007, our zonal isolation technology provides a customized completion design for each individual zone in the reservoir, which is far more effective and efficient than typical approaches that treat all zones alike. Now we are going beyond the ZoneSelect system, building out a portfolio of options, including multi-array and RFID-actuated sleeves, high performance openhole packers and products designed to work in either openhole or cemented applications. We help clients choose the optimal technology for opening, isolating and fracturing each specific zone based on its length, geologic conditions and other characteristics. Our engineering capability has been proven in the U.S., Canada, Russia, Germany, Romania, China and Australia. Worldwide, more than 12,000 zones have been completed using options from the ZoneSelect portfolio.

**2008** Production optimization technology surpasses 6 million cumulative hours of optical sensor run time, installs more than 350 optical sensors in more than 150 wells for a total of more than 5 million feet of optical fiber.

**2008** Sets global record for highest-temperature LWD operation in India.





**2008** 100th DDV installation; unblemished record for 14 months.

Our formation evaluation portfolio demonstrates how Weatherford acquires, develops, commercializes and truly integrates technologies to create value for our clients. Since 2005, we have invested heavily in our tools, technologies, systems and people. Our offering is characterized by excellent wireline measurements, a unique and broad range of conveyance options, highly reliable logging-while-drilling (LWD) and rotary-steerable systems (RSS), and world-class laboratory and wellsite geology and geochemistry services. Integrating these formation evaluation services provides clients with an understanding of the reservoir and its potential, helping them reduce uncertainty around well placement, drilling, completion and production.

Formation evaluation is integral in determining rock properties such as permeability, porosity and fracability that define the profitability of unconventional reservoirs. More fundamentally, formation evaluation can help determine if and where to drill a well, and 2011 was the first year we truly leveraged our presence at the wellsite and took on a total reservoir perspective.

Weatherford Laboratories has the largest network of core and geochemistry labs in the world. With 38 labs in 22 countries, we are positioned to service emerging unconventional and shale plays on every continent. Our services to acquire and interpret reservoir data can reduce uncertainty in early phases of the life cycle of the well and field.

Each of these services delivers a piece of the data puzzle about the formation, but the data is more powerful when it is integrated into data sets and delivered to clients in a timely manner—ideally at the wellsite. We are building our global group of multidisciplinary experts who can interpret and provide insights into these data sets.

Over the past decade, we have continued to build out our formation evaluation services and technologies. Today we offer differentiating technologies such as Spectral Azimuthal Gamma Ray LWD, RockWise℠ SRA and X-ray diffraction and GC-TRACER® surface measurements. These technologies identify sweet spots in shale and enable geosteering of the well and help improve safety by reducing uncertainty about the downhole conditions.

**2009** Completion of TNK-BP's oilfield services division acquisition.



**2010** Receives industry's **first** API 16RCD certification.

**Only** company to monitor and optimize production from over

350,000 Wells

in real time.

## North America



North America saw the largest annual revenue growth by region at 45 percent. A significant shift toward liquid plays throughout the year drove strong results in the artificial lift, stimulation and chemicals, and drilling services product lines.

**45%** Revenue growth

- Well positioned with the shift from gas to liquid plays
- High service intensity with heavy oil in Canada
- Continued focus on unconventionals and production in the U.S.
- Expect further growth in artificial lift, production optimization, formation evaluation and completion product lines

**North American Oil Rig Count**
Annual average


1,263
790
380
09
10
11

Source: BHI Rig Count

## Latin America



Latin America was a strong regional performer with 38 percent revenue growth for the year. Colombia and Mexico were the top performing countries in 2011. The region concluded the year with 23 percent quarterly revenue growth—one of the strongest fourth quarters in history.

**38%** Revenue growth

- Unconventional focus in heavy oil and shale plays
- Continued infrastructure and workforce build up
- 23 percent growth in employee headcount over 2010
- Young technologies penetrating across the markets

**2011 Employee Headcount**
In thousands


11.6
10.9
10.2
9.6
Q1
Q2
Q3
Q4

## Russia



Growth in Russia has continued unabated since the acquisition of TNK-BP's oilfield services division in 2009. Weatherford is now the leading provider of horizontal completion equipment to Russia, in large part due to the success of the ZoneSelect™ completion technology in-country.

**#1** Horizontal completions provider

- Accelerating decline rates in mature plays driving stimulation and artificial lift demand
- Entered 2012 with highest backlog ever
- Excellent growth opportunities in Eastern Siberia
- Set to benefit from growth in horizontal drilling

**Russian Oil Production**
Millions of barrels per day


10.3
8.5
6.0
96
03
11

Source: EIA, Russian Energy Ministry

In addition, we offer operators the flexibility to pick and choose the technologies that deliver the data they need. For example, a client drilling a high-pressure/high-temperature (HPHT) well where downhole logging options may be limited, can opt for surface logging, wellsite geosciences or wellsite geochemistry services. Our underlying disciplines and multidisciplinary experts enable us to tailor formation evaluation services in this way.

As the world leader in artificial lift systems, we do not have a technology bias. We offer every lift system, engineer the lift application to the well and reservoir conditions, and manage and maintain the system once in place. We also take the next step: We monitor a great many wells worldwide, automating a growing number of wells to optimize production flows.

Production optimization, together with artificial lift, have become Weatherford's most important core and one we are building to 25 percent of the company from 18 percent today. Through a decade of investments, we have developed these core services into our production management platform to dynamically monitor, measure, model and control production through an integrated combination of software, technology and hardware.

We intend to spend even more time and resources to help clients manage their producing field better. We have been doing this quietly for years and today we monitor, and in a growing number of cases operate, more than 350,000 wells through the use of our production optimization technologies. This positions us to play a greater role on and around the production needs of those wells and over the life of those fields.

Our work on the Kuwait Oil Company GC-1 digital oilfield gives a good sense of how our market position and competency positions us to manage a field's aging process. It is a classic example of total production management, progressing from artificial lift supply to more broad-based production optimization work and strategic guidance for the life of the field.

**2010** Deepest MPD job from a floater.



**2010** Weatherford is listed on the Swiss Stock Exchange (SIX).

**2011** Ocean Tomo 300® Patent Index published by the NYSE Euronext selects Weatherford as a constituent.

**2011**



ЛУКОЙЛ

"Weatherford proved itself to be a reliable and professional partner . . . application of the ZoneSelect™ technology enabled us to increase the average flow rate of horizontal wells by 40% compared to similar wells using conventional technology"

*V.V. Mulyak*
*Vice President, LUKOIL*

**MOVING FORWARD**

Drive and a long-term perspective enabled Weatherford to grow into a multinational integrated oilfield service company from the ground up over almost twenty five years. Along the way, we have experienced many difficulties and setbacks, including periods of time when our returns haven't been what we would expect of ourselves or a company as dedicated as Weatherford. The support of our employees, clients and shareholders have allowed us to implement the measures needed to correct what can be best described as organizational immaturity. We are immeasurably grateful for that support. We salute the tireless dedication of of our many employees, without whom nothing could have been achieved, nothing could be improved and further growth would not be possible. We will preserve the entrepreneurial drive that got us to this point. But, we will become more disciplined and efficient at managing our operations, capital and the administrative backbone this company needs. This is the commitment of the entire senior management team and my personal commitment.

Of special mention, the entire company and the board of directors thank Robert K. Millard for years of dedicated guidance and support. Mr. Millard recently retired from the board after twenty years of distinguished tenure as a director.

Weatherford should spring forward industrially and financially, to the greater benefit of its clients, owners and employees: the three constituencies to whom your senior management is fundamentally responsible. We remain a growth company at heart. This hasn't changed. What has changed is a focus on effectiveness, efficiency and identity. Weatherford has a well-defined industrial mission. We will serve the exploitation of hydrocarbons in the segments, that from inception, we have built exceptional competency. In so doing, we will relentlessly build and pursue the highest possible shareholder returns with the same drive and dedication our owners should expect from a management team that also views itself, above all, as owners.

Respectfully,

Bernard J. Duroc-Danner
Chairman, President and Chief Executive Officer



## A Multinational Integrated Services Company

Weatherford is changing the way our clients think about their service needs with pragmatic technologies and a flexible approach. The ultimate goal—to reduce costs and increase well productivity for our clients. With a rapidly expanding worldwide presence, our services span the life cycle of the well. Our drilling services make well construction safer, reduce nonproductive time and enhance reservoir deliverability. Our evaluation services combine more conveyance options with industry-qualified measurements. Our completion services offer systems engineered for all environments—from conventional to the most challenging. Our production services maximize reservoir recovery with artificial lift, well optimization, and remote monitoring and control technologies. And our intervention services remediate problems to extend well production life.

The following pages highlight how our infrastructure, reach and products and services are helping operators realize stronger results and more efficient operations in diversified applications around the world.

*Pictured: Wireline services on Addax T-48 wellsite, 30 miles (48.3 km) inland from Port Gentil, Gabon.*

# Colombia

## Ramping up production

**2,100** Employees **8** Bases

As Ecopetrol pushes to deliver 1 million barrels of oil per day by 2015, Weatherford's new partnering relationship with the national oil company positions us to play an important role. With our ProductionONE℠ approach, track record for high-quality execution, and products and services that span the life cycle of the well, we are also gaining the trust and business of independent E&P companies just entering the market.


Weatherford
COLOMBIA

Weatherford has expanded our footprint in Colombia to keep pace with rapid industry growth spurred in recent years by aggressive production targets. Our eighth major base location opened in Neiva in 2011, increasing our workforce to more than 2,100 employees, the majority of whom are Colombian nationals.

## Playing to our strengths

Colombia's mix of activities plays to Weatherford's strengths. Our top position in artificial lift can optimize production in the country's mature reservoirs and Eastern Llanos heavy oil fields. We are primed for unexplored basins with our comprehensive formation evaluation services, particularly wireline. And with tight gas and shale gas plays on the horizon, we are ready with process tools, wellsite geochemistry, geosteering, zonal isolation, hydraulic fracturing and other services integrated for maximizing recovery in unconventionals.

## Introducing new technology

Weatherford continuously brings new technology to Colombia to reduce costs, improve efficiency, enhance safety and reduce nonproductive time for our clients. Responding to increased LWD activity, the first run of our 6 3/4-in. ShockWave® sonic tool was in Colombia. Client uptake has been strong, with this technology providing clients reliable acoustic information in real time in the Kona, Sulawesi, Cubiro, Santa Cruz, Rio Zulia and Los Llanos fields.


Receiver Array
Attenuator Section
Transmitter

REGIONS OF SERVICE

# Russia

## Technology differentiation and pull-through

Today, we are building our business in Russia through client diversification, geographic expansion, capacity additions and technology differentiation. The boom in horizontal drilling has enabled us to pull-through fracturing, coiled tubing, liner hangers, thru-tubing, cased-hole completions and cementing products and services. In addition, Weatherford is one of the only large integrated service companies that offers the conveyance—our fleet now includes 78 land rigs and 135 workover rigs.

*Pictured: ZoneSelect® system*



RUSSIA


## Client diversification

Our relationship with LUKOIL exemplifies how we grow with clients. Weatherford won a large tender for hydraulic fracturing in 2010 and the client has since added ZoneSelect® completion systems in each of their wells in Siberia. Today we have a very strong share of that market. Our performance and results also led to sidetrack wells, directional drilling, LWD and new LUKOIL contracts in northern Russia and the Caspian Sea.



## Growth leader

**27** Facilities **8,100** Employees

Extreme environments, remote locations and mature reservoirs characterize the oil and gas market in Russia. Expanding our presence and capabilities to meet clients' changing needs has propelled Russia to be a consistent top growth market for Weatherford. We entered the country in 1997 with one operations base on Sakhalin Island and now have 27 facilities and 8,100 employees in the country.

## REGIONS OF SERVICE
# China

### Ready for unconventionals

Exceptional growth in use of our ZoneSelect® fracturing completion system in China demonstrates our readiness for the country's coming wave of unconventional shales, tight gas and CBM work. Installation of these multizone reservoir completion systems will increase dramatically in 2012 for a contract with a Chinese national oil company. Weatherford was chosen for the contract because our system is highly reliable and can dramatically reduce installation time, providing quicker more cost-effective fracturing operations to significantly increase well productivity.

### CITIC multiservice contract

**1st Integrated contract**

Weatherford was the first international energy service company to win a large-scale integrated drilling and completion services contract in China. We also have completed major projects for NOCs, IOCs and private operators in China since entering the country in 1985. Our track record and service quality contribute to organic growth in China.

### Impressive CITIC track record

**165 Wells**

We are drilling, completing and initiating production on 165 horizontal and directional wells on four man-made islands in Bohai Bay for CITIC. Since drilling the first well in 2009, Weatherford has maintained an excellent safety record, reduced non-productive time significantly and improved efficiencies through our project management services. The 36 project wells drilled and completed by late 2011 achieved their engineering and quality targets, despite extreme environmental conditions. We expect to drill 10-12 wells in 2012.


CHINA

Strong safety culture

**2 Million hours 0 Lost time incidents**

Throughout Asia-Pacific, Weatherford has a strong safety culture. Our more than 4,000 employees take safety seriously and embed it into their daily lives and work. At year-end 2011, crews on the CITIC project had worked more than 2 million hours with zero lost time incidents.



DOMAINS OF SERVICE

# Formation Evaluation

## Reducing uncertainty and risks



Understanding the reservoir to make timely, informed decisions around well placement, drilling, completion and production can significantly improve the success of wells and fields. Weatherford's integrated formation evaluation services—the tools, technologies and analysis for understanding the reservoir and its potential—reduce uncertainty, balance costs and lower geological risks.

Our formation evaluation services include wireline with multiple conveyance options, logging-while-drilling (LWD) and rotary steerable systems (RSS), and surface logging systems, as well as laboratory and wellsite geology and geochemistry services. We integrate and analyze data acquired downhole and on the surface from drilling mud and cuttings. Our data interpretation helps determine the physical, geological and geochemical features of the rock and the reservoir.

*Pictured: Epifluorescent thin section view of a lime mudstone.*

0.05 MM


wireline services

## Safe, reliable, fast measurements

With measurement devices that are more portable, robust and rugged than ever, our wellsite geoscience services take labs to the field to give clients up-to-the-minute answers in shale and high-pressure/high-temperature (HPHT) reservoirs. Weatherford can extract the maximum amount of information from drilling cuttings and mud gas to complement or even replace downhole formation data. For example, our RockWise℠ wellsite gas X-ray diffraction (XRD) device measures elements and minerals found in reservoir rock. It is a vital backup for analyzing rock cuttings from HPHT wells in Cameroon, where extreme heat can cause wireline tool failure and compromise LWD log

Drawing on more than 40 years of experience in the design, manufacture and operation of openhole logging technologies, Weatherford's portfolio includes conventional and Compact™ tools; the smaller diameter of the latter minimizes the risk of sticking and tool loss. A breadth of 10 complementary Assure™ conveyance options, which include memory logging, enable customized data acquisition, further reducing risk and making logging possible for today's ever more complex wellbore geometries.

## Extracting critical formation secrets

Weatherford's in-line GC-TRACER® surface gas detector extracts and analyzes formation gas samples from drilling fluids as they arrive at the surface. In minutes, it gives operators an early indication of potential total reserves and other critical information. It is especially useful in deepwater wells where wireline gas sampling increases operational risks and costs. Weatherford used the GC-TRACER tool offshore Ghana in conventional sandstone reservoirs containing mostly oil, with some gas and condensate. In a well where previous surface gas measurements from mud logging were 40 percent accurate, fluid prediction accuracy went up to 95 percent with the GC-TRACER technology.



# DOMAINS OF SERVICE
## Unconventionals



Shales and CBM in Europe

With unconventionals gaining traction in Central and Eastern Europe, Weatherford invested in our local infrastructure, technology and expertise. We opened a new office in Warsaw, Poland, in January 2012, and increased our capabilities in Romania to support shale exploration, a large CBM project in Ukraine and other activities. Our successes in the region include use of GC-TRACER® surface gas detector for characterization, a consulting contract for well stimulation using our well designs and technology, and directional drilling for a wide variety of clients.

### Unique approaches to maximize recovery

70% Seventy percent of the world's estimated recoverable oil reserves are unconventional. These resources have been relatively easy to identify, but challenging to drill and produce because every play, and sometimes every zone, requires a unique and integrated approach to maximize recovery. Weatherford has one of the industry's broadest offerings of expertise, services and products for the drilling, evaluation, completion, production and intervention cycles of oil and natural gas. The complete portfolio is suitable for unconventionals, from our reservoir evaluation capabilities early in the life cycle to artificial lift and production optimization in mature fields.

### World estimated recoverable oil reserves

26% Extra Heavy Oil
19% Oil Sands & Bitumen
24% Shale
31% Conventional



### World estimated recoverable gas reserves



15% Coalbed Methane
10% Tight Gas
25% Shale Gas
50% Conventional

Source: International Energy Agency (IEA)



### Broadest zonal isolation offering

To maximize recovery in unconventional reservoirs, isolating and fracturing individual zones is more effective. Weatherford has the broadest range of multizone reservoir fracturing completion products in the market.

Our ZoneSelect™ system reduces installation time and costs with a customized completion design for each individual zone in the reservoir. After launching ZoneSelect successfully in Canadian and U.S. tight gas and liquid shales, we have applied the technology to go after bypassed oil in Siberia and Poland, fracture tight gas plays in China and stimulate carbonate reservoirs offshore Norway.



Labs to wellsite

38 Labs 22 Countries

Establishing 38 Weatherford Labs to evaluate reservoir quality and significantly enhanced our offerings aimed at unconventionals. We have the world's largest network of core and geochemistry labs providing vital information from drilling cuttings and mud gas to quickly identify the best reservoir rock for fracturing and geosteering in shales. The latest lab addition in Argentina gives us insights into the nascent Vaca Muerta shale play. In addition, only Weatherford brings advanced, laboratory-based formation evaluation techniques to the field for fast, informed reservoir management decisions. Our mobile labs can be found at wellsites in the Eagle Ford and other shale plays, as well as in HPHT operating environments.

## Staying in the sweet spot

Knowing the right place to drill to stay in pay zones improves efficiency. Weatherford sets the standards for speed, accuracy and reliability in directional drilling services in unconventionals, HPHT and other challenging conditions. Our performance drilling tool box contains rotary steerable systems (RSS), Compact™ logging technology and LWD for a wide range of measurements, including the Spectral Azimuthal Gamma Ray™ tool, and surface logging systems. All have saved our clients time and money in premier plays like the Eagle Ford.

DOMAINS OF SERVICE

# Total Production Management



AL-109
Weatherford
Maximizer
AL-110
Weatherford


## Largest and growing

18% of revenues

Artificial lift and production optimization are the core of Weatherford. We are the only company that offers all forms of artificial lift systems. And we keep expanding our capabilities. We have taken this core and significantly strengthened it with an integrated combination of fit-for-purpose software, technology and hardware. The resulting Total Production Management platform dynamically monitors, measures, models and controls production.

We will continue to grow our artificial lift and production management business from 18 percent to 25 percent of our revenues, building on our market leadership. Our superior global supply chain will support these efforts. We have the technology, innovation capability and global footprint. We are the leader in the dominant reciprocating rod and progressing cavity pumping markets, offering comprehensive integrated lift systems, and optimizing production through the entire life cycle of the well. We benefit from the secular trends in unconventionals and aging reservoirs.

# 350,000 Wells

Worldwide, 350,000 wells operate under Weatherford's real-time production management platform. Over the life of these wells and fields, our technologies play an ongoing role in their ultimate recovery. Our revenue opportunities start with the installation of the first artificial lift system. We stay involved by changing lift methods over time, providing the people and technology for production optimization, and performing required operations and maintenance.



Enabling production efficiency
Hardware & Device Supply
Production Monitoring & Analysis
Total Production Management℠
Optimization Expertise & Analysis
Software Solutions
Regional Operations Support


The Lift Experts™

- Reciprocating rod lift
- Progressing cavity pumping
- Gas lift
- Hydraulic lift
- Plunger lift
- Electric submersible pumping



**Global results**

Our work on the Kuwait Oil Company (KOC) GC-1 Digital Oilfield exemplifies how we help manage the aging process of a field. Weatherford is collaborating closely with KOC to develop an i-DO® solution to help KOC achieve real-time optimization and analysis objectives in the Burgan Field. i-DO continuously optimizes well and surface network parameters to improve asset performance and enable live asset production tracking. We also have real production optimization results in Canadian, Latin American and California heavy oil fields, in all major shale plays, the North Sea, Mexico and elsewhere.

# 60,000+ Employees
# 100+ Countries

Weatherford's culture of service is embodied daily by 60,000 employees around the world committed to safety, quality, the environment, sustainability and compliance. They are the face of Weatherford in more than 100 countries and the heart of our service delivery system, technology innovations and growth. We value collaboration to solve problems, intensity to drive growth and results, service excellence, flexibility and effective stewardship of Weatherford's business and our clients' assets. With their diverse talents and creativity, Weatherford employees carry on the entrepreneurial spirit with which the Company was built.


Weatherford











HYDRAULIC FLUID
ONLY





# PRODUCT AND SERVICE PORTFOLIO

## Drilling

### Aluminum-alloy tubulars
- Drillpipe
- Risers

### Cementing services
- Chemicals
- Engineering services
- Pumping services

### Closed-loop drilling
- Air drilling
- Compression services
- Downhole isolation systems
- Fluid systems
- Kick detection & control
- Managed pressure drilling
- Pressure-control equipment
- Rotating control devices
- Underbalanced drilling

### Downhole drilling products

### Drilling fluids & waste management
- Drilling fluids
  - Chemicals
  - Engineering services
  - Fluid systems
  - Mud pumps
- Drilling-waste management
  - Containment & handling
  - Engineering services
  - Recycling & recovery
  - Solids control
  - Treatment & disposal
- Engineered fluids management

### Drilling services
- Directional & performance drilling
  - Adjustable gauge stabilizers
  - Coiled-tubing-drilling BHAs
  - Directional surveying & survey management
  - Steerable drilling motors
  - Well planning & engineering
- Measurement-while-drilling (MWD)
  - Directional survey & gamma ray
  - Drilling performance
  - Magnetic ranging
  - Mud pulse & EM telemetry
- Rotary-steerable systems (RSS)
  - High pressure/high temperature
  - Motorized
  - Point-the-bit
  - Vertical drilling systems

### Elastomer products
- Drillpipe protectors
- Drillpipe wipers
- Guides
  - Breakout
  - Stabbing
- Stand protectors
- Thread protectors
- Tubular racking systems

### Well construction
- Cementing products
  - Cementing plugs
  - Centralizer placement software
  - Deepwater systems
  - Float & stage equipment
  - Mechanical cementing products
  - Surge reduction systems
  - Torque & drag reduction
- Drilling tools
  - Performance drilling tools
  - Power sections
  - Pressure-control equipment
  - Tubulars & handling tools
- Drilling-with-casing systems
  - Drillable casing bits
- Inflatable packers
  - Accessory equipment
  - Annulus casing packers
  - Inflatable production packers
  - Service equipment
  - Straddles
- Integrated drilling rigs
  - Heavy-duty
  - Light-duty
  - Medium-duty
- Liner systems
  - Accessories
  - Cementing systems
  - Expandable liner hangers
  - Liner hangers
  - Liner packers
  - Running tools & accessories
  - Surface equipment
  - Tieback equipment
- Mechanized rig systems
  - All-in-one technology
  - Control systems
  - Iron roughnecks & drillpipe tongs
  - Pipe-handling equipment
  - Positioning systems
  - Power tongs
- Rig equipment sales
- Solid expandable systems
  - Internal casing patch
  - Openhole & cased-hole systems
  - Slotted tubular expandables
- Swellable well-construction technologies
  - Isolation systems
  - Swellable packers
- Tubular running services
  - Bucking systems
  - Casing running & drilling systems
  - Handling tools
  - Monitoring & testing equipment
  - Pick-up & lay-down machines
  - Tongs

### Wellhead systems
- Accessories
- Adapters
- Casing/tubing hangers
- Casing/tubing heads
- Frac equipment
- Gate valves, actuators, chokes
- Primary/isolation rings
- Rental & service tools
- Secondary/annulus bushings
- Tees & crosses
- Tree caps

## Evaluation

### Geomechanics services
- Consulting
- Software
- Training

### Logging-while-drilling (LWD)
- Acoustics
- Azimuthal resistivity
- Formation testing
- Imaging
- Spectral gamma ray
- Standard triple combo

### Petroleum consulting
- Consulting services
- Interpretation and processing services
- Real-time data services
- Software
- Training
- Well engineering and project management

### Surface logging systems
- Data management
  - Integrated data systems
  - Real-time operations
- Drilling optimization
  - Electronic drilling recorders
  - Geopressure consulting services
  - $H_2S$ detection
  - Hole-stability monitoring
  - Kick detection
  - Underbalanced drilling
  - Vibration detection
- Formation evaluation
  - Advanced formation-gas analysis
  - Formation-cuttings analysis
  - Geoscience consulting services
  - Source-rock analysis
  - Wellsite geochemical analysis

### Laboratory services
- Coalbed methane
- Core photography
- Core storage
- CT scanning
- Enhanced oil recovery
- Fluid-phase behavior (PVT)
- Formation damage evaluation
- Fracture studies
- Geochemistry
- Oil & reservoir characterization
- Petrographic analysis
- Reservoir flow studies
- Rock mechanics
- Routine core analysis
- Sedimentology
- Shale rock properties
- Sorption properties
- Source richness & maturity
- Special core analysis
- Wellsite stabilization & transport

### Testing & production services
- Drillstem test tools
- Early production facilities
- Life-of-field production facilities
- Produced-water systems
- Tubing-conveyed perforating systems
- Well-testing systems

### Wireline services
- Borehole seismic
  - Check-shot surveys
  - Microseismic monitoring
  - VSP surveys
- Cased-hole
  - Casing inspection
  - Cement evaluation
  - Formation evaluation
  - Intervention
  - Perforating
  - Production logging
  - Propellant stimulation
- Open hole
  - Acoustics
  - Formation testing
  - Imaging
  - Nuclear magnetic resonance
  - Porosity/lithology
  - Resistivity
- Subsurface evaluation services

## Completion

### Completion chemicals
- Engineering services
- Fluid inhibitors
- Packer inhibitors
- Water conformance

### Flow-assurance chemicals
- Additives
- Chemicals

### Cased-hole completions
- Downhole control valves
- Flow control
  - Coiled tubing
  - Premium flow control
  - Roller systems
  - Slickline-set retrievable bridge plug
  - Standard flow control
  - Surface pressure-control equipment
  - Tubing-hanger plugs
  - Wireline
- Hydraulic flow control
- Packer systems
  - Accessories
  - Bridge plugs
  - Cement retainers
  - Circulating sleeves
  - Downhole valves
  - Permanent packers
  - Retrievable packers
  - Setting tools
  - Swellable packers
- Safety systems
  - Self-piloting injection valves
  - Surface-controlled subsurface safety valves

### Openhole completions
- Multizone completion systems
- Swellable packers

### Reservoir stimulation
- Data acquisition
- Engineering services
- Equipment
- Fluid systems
- Fracturing/acidizing additives

### Sand control
- Conventional well screen
  - Metal mesh
  - Prepack
  - Thru-tubing
  - Wire wrap
- Expandable sand control
  - Expandable completion liners
  - Expandable sand screens
- Gravel pack
- Inflow control devices
- Reservoir isolation
  - Expandable zonal isolation
  - Swellable packers
- Sand-control pumping services
  - Chemicals
  - Engineering services
  - Fluid sytems
    - Agglomeration systems
- Specialty screen
  - Intelligent
  - Multifunction

# Production

## Artificial-lift systems

- **Capillary technologies**
  - Injection chemicals
- **Continuous rod**
  - Flushby services
- **Electric submersible pumping systems**
  - Accessories
  - Cables
  - Downhole monitoring
  - Intakes & gas separators
  - Motors
  - Pumps
  - Switchboards
  - Variable-frequency drives
- **Gas lift**
  - Communication & isolation devices
  - Injection chemicals
  - Injection systems
  - Kickover tools
  - Latches
  - Mandrels
  - Pack-off equipment
  - Specialty systems
  - Subsurface safety valves
  - Surface controls
  - Valves
- **Hydraulic lift**
  - Jet-lift systems
  - Multiphase pumps
  - Piston-lift systems
  - Subsurface hydraulic pumps
  - Surface systems
- **Plunger lift**
  - Accessories
  - Bumper springs
  - Controllers
  - Lubricators
  - Optimization equipment
  - Plungers
- **Prime movers**
  - Combustion engines
  - Electric generation packages
  - Electric motors
- **Progressing cavity pumping**
  - Accessories
  - Controllers
  - Downhole pumps
  - Optimization equipment
  - Surface drives
  - Surface equipment
- **Reciprocating rod lift**
  - Pumping unit services
  - Subsurface rod pumps
- **Sucker rods**
  - API grade
  - API pony rods
  - Couplings
  - High-strength
  - Quenched & tempered
  - Sucker-rod connections
  - Ultrahigh strength
- **Surface pumping units**
  - Conventional
  - Enhanced geometry units
  - Long-stroke
  - Low-profile
  - Nitrogen-over-hydraulic
  - Optimization equipment

## Chemical services

- **Acidizing additives**
- **Biocides**
- **Cementing additives**
- **Completion additives**
- **Compression chemicals**
- **Drilling additives**
- **Engineered Chemistry® services**
  - Analytical testing
  - Capillary coiled-tubing testing
  - Cement analysis
  - Customized chemicals
  - Drilling fluids testing
  - Formation characteristic analysis
  - Formation fluid analysis
  - Pipeline chemical development
  - Production chemical development
- **Flow assurance**
- **Fracturing additives**
- **Odor control**
- **Pipeline chemicals**
- **Process chemicals**
- **Production chemicals**
- **Production intermediates**
- **Recycling chemicals**
- **Scale control—mechanical**
- **Wastewater & water treatment**

## Coiled-tubing technologies

- **Chemicals**
- **CT acidizing**
- **CT completion**
- **CT drilling & milling**
- **CT e-line**
- **CT fishing**
- **CT intervention**
- **CT nitrogen gas lifts**
- **CT production**
- **CT sand-jet perforating**
- **CT stimulation**
- **CT velocity strings**
- **Data acquisition**

## Johnson screens®

- **Architecture & construction**
- **Field services**
- **General industry**
- **Mineral & aggregate**
- **Polyurethane casting**
- **Refining & petrochemical**
- **Water process**
- **Water wells**

## Pipeline & specialty services

- **Nitrogen services**
  - Cryogenic
  - Membrane
- **Pipeline services**
  - Abandonment
  - Composite-sleeve repairs
  - Inspection
  - Leak detection
  - Pigging
  - Precommissioning & commissioning
  - Subsea precommissioning & commissioning
  - Umbilical testing
- **Process services**
  - Chemical cleaning
  - Chemicals
  - Engineering services –
  - Fluid systems –
  - Controlled bolting
  - Integrated process services
  - Leak testing
  - Oil flushing
  - Rental solutions
- **Production chemicals**
- **Specialty drying services**

## Pump & fluid systems

- **Horizontal multiplex pumps**
- **Mud pumps**
  - Ellis-Williams™
  - MP series
  - Parts & service
- **Multiphase booster pumps**
- **Progressing cavity pumps**
- **Triplex pumps**

## Surface production equipment

- **Early production facilities**
- **Mechanical production treaters**
- **Natural-gas line heaters**
- **Sand removal & management systems**

## Pressure pumping services

- **Cementing**
  - Chemicals
  - Engineering services
  - Pumping services
- **Hydraulic fracturing**
  - Data acquisition
  - Engineering services
  - Equipment
  - Fluid systems
  - Fracturing/acidizing additives
- **Sand-control**
  - Chemicals
  - Engineering services
  - Fluid systems
    - Agglomeration systems
  - Sand-control services

## Production & produced-water systems

## Production optimization

- **Artificial lift**
  - Controllers
  - Downhole pressure & temperature sensors
  - Variable-speed drives
  - Well surveillance & analysis software
- **Control systems**
  - Control panels
  - Pilots
  - Safety shutdown
  - Safety-system field instruments
  - Workover
- **Flow measurement**
  - Custom solutions
  - Multiphase flowmeters
  - Portable well testing systems
  - Subsea water-cut meters
  - Water-cut meters
  - Wet-gas flow meters
- **Reservoir monitoring**
  - Flowmeters
  - In-well, seismic sensor systems
  - Memory gauges
  - Optical & electronic sensing systems
  - Pressure/temperature gauges
  - Temperature measurement systems
- **Software**
  - Artificial-lift analysis
  - Asset management
  - Flow assurance
  - Production engineering
  - Real-time monitoring
  - Well design & diagnostics
- **Subsea production**
  - Communication controllers
  - Control systems
  - Topside systems

# Intervention

## Fishing services

- **Abandonment services**
  - Casing jacks
- **Fishing jars**
  - Bumper subs
  - Intensifiers
- **Fishing tools**
  - Back-off tools
  - Bushings
  - Casing scrapers
  - Cutters
  - External catch
  - Impression blocks
  - Internal catch
  - Joints
  - Junk baskets
  - Magnets
  - Mills
  - Pulling tools
  - Stabilizers
  - Subs
  - Swivels
  - Underreamers
  - Washover equipment
  - Wireline stripping
- **Heavy-duty wireline fishing**
- **Well repair**
  - Casing alignment
  - Casing rollers
  - Casing swages
  - External patch
  - Internal patch

## Thru-tubing services

- **Casing exits**
- **Fishing/milling**
  - Fishing interventions
  - Motor-assisted interventions
- **Packers**
  - In-tubing completion interventions
  - In-tubing remedial interventions
  - Sand-control interventions
  - Thru-tubing completion interventions
  - Thru-tubing remedial interventions

## Wellbore cleaning services

- **Chemicals**
- **Hydraulic systems**
- **Mechanical tools**

## Intervention chemicals

- **Engineering services**
- **Equipment**
- **Fluid systems**

## Multilateral systems

- **Level 3**
- **Level 4**
- **One trip**
- **Selective re-entry**

## Re-entry services

- **Accessories**
- **Casing exit systems**
  - Shallow-angle
  - Standard
- **Whipstocks**
  - Casing exits
  - Hinge-type
  - Open hole

## Well abandonment services

- **Casing jacks**
- **Conductor removal**
- **Cutting, boring and pinning services**
- **Rigless systems**
  - Cantilever system
  - Light-duty work deck
  - Pulling and jacking unit
- **Slot recovery services**
- **Snubbing operations**
- **Subsea services**
  - Mechanical outside single-trip tools
  - Well suspension/temporary abandonment

## Well servicing

- **Hooks**
  - Heavy-duty rod hooks
  - Tubing hooks & blocks
- **Hydraulic power units**
- **Rod-handling accessories**
  - Depthometers
  - Rod-hook clevis
  - Rod swivel
  - Sucker-rod wrenches
- **Tongs**
  - Backup
  - Closed-head tubing
  - Master-tubing
  - Open-head tubing
  - Sucker-rod

## Board of Directors

**Dr. Bernard J. Duroc-Danner**
Chairman of the Board, President
and Chief Executive Officer
Weatherford International Ltd.

**Dr. Samuel W. Bodman, III**
Former U.S. Secretary of Energy
Former U.S. Deputy Secretary of Treasury
Former U.S. Deputy Secretary of Commerce
Former Chairman, Cabot Corporation

**Nicholas F. Brady**
Chairman, Darby Overseas Investments (private investment company)
Chairman, Franklin Templeton Investment Funds
(international investment management company)
Former U.S. Secretary of Treasury

**David J. Butters**
President, Chairman and Chief Executive Officer
Navigator Holdings, Ltd.
(international petrochemical gas shipping company)

**Sir Emyr Jones Parry**
President, Aberystwyth University
Former UK Permanent Representative to the UN
Former UK Ambassador to NATO

**William E. Macaulay**
Chairman and Chief Executive Officer,
First Reserve Corporation (private equity firm focusing
on energy industry)

**Robert K. Moses, Jr.**
Private Investor, Black Jack Resources, Inc.
(private investment company)

**Dr. Guillermo Ortiz**
Chairman of Executive Board, Grupo Financiero Banorte-Ixe
(third largest bank in Mexico)
Former Governor, Bank of Mexico

**The Honorable Robert A. Rayne**
Chairman, London Merchant Securities plc
(property development and venture capital company)

## Corporate Officers



**Dr. Bernard J. Duroc-Danner**
Chairman of the Board, President
and Chief Executive Officer



**John H. Briscoe**
Senior Vice President and
Chief Financial Officer



**Peter T. Fontana**
Senior Vice President and
Chief Operating Officer



**Nicholas W. Gee**
Senior Vice President
Reservoir and Formation Evaluation



**Joseph C. Henry**
Senior Vice President, Co-General Counsel
and Corporate Secretary



**William B. Jacobson**
Senior Vice President, Co-General Counsel
and Chief Compliance Officer



**Dharmesh Mehta**
Senior Vice President
Completion and Production Systems

**Weatherford International Ltd.**
**Form 10-K for the Year Ended December 31, 2011**
**Table of Contents**



## Explanatory Note

This Form 10-K includes restated financial information for the years ended December 31, 2010 and 2009, and the quarterly periods ended March 31, June 30 and September 30, 2011, and all four quarters of 2010 due to errors in the Company's accounting for income taxes. The Company's Management identified a material weakness with respect to its internal control over financial reporting for income taxes for the year ended December 31, 2010. Management concluded that the Company has not remediated its previously disclosed material weakness for the year ended December 31, 2011 due to errors noted in current taxes payable, certain deferred tax assets and liabilities, reserves for unrecognized tax benefits, and current and deferred income tax expense. Disclosures related to these matters are included in Part I, Item 9A, under "Controls and Procedures," which describes the material weakness and management's conclusion that our internal control over financial reporting was not effective as of December 31, 2011. Corresponding changes were also made in Part I, Item 1A, under "Risk Factors"; Part II, Item 6, under "Selected Financial Data"; Part II, Item 7, under "Management's Discussion and Analysis of Results of Operations and Financial Condition"; and Part II, Item 8, under "Financial Statements and Supplementary Data" (see Notes 2, 5, 15, 18, 19 and 22).

# PART I

## Item 1. *Business*

Weatherford International Ltd., a Swiss joint-stock corporation (together with its subsidiaries and predecessors as a whole or on a regional basis unless the context requires otherwise, "Weatherford," the "Company," "we," "us," and "our"), is one of the world's leading providers of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. Many of our businesses, including those of our predecessor companies, have been operating for more than 50 years.

Our parent company was Weatherford International, Inc., a Delaware corporation ("Weatherford Delaware"), until we moved our incorporation to Bermuda in 2002. In February 2009, we completed a share exchange transaction in which Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda"), became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland"), for purposes of changing the Company's place of incorporation from Bermuda to Switzerland (the "Transaction"). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of Weatherford Bermuda was exchanged for one registered share, par value 1.16 Swiss francs ("CHF") per share, of Weatherford Switzerland. Weatherford Bermuda and Weatherford Delaware continue to be wholly-owned subsidiaries of Weatherford Switzerland.

We operate in over 100 countries, which are located in nearly all of the oil and natural gas producing regions in the world. Our operational performance is reviewed and managed on a geographic basis, and we report the following regions as reporting segments: (1) North America, (2) Latin America, (3) Europe/West Africa/the former Soviet Union ("FSU") and (4) Middle East/North Africa/Asia.

Our headquarters are located at 4-6 Rue Jean-Francois Bartholoni, 1204 Geneva, Switzerland and our telephone number at that location is 41.22.816.1500. Our internet address is www.weatherford.com. General information about us, including our corporate governance policies, code of business conduct and charters for the committees of our board of directors, can be found on our web site. On our web site we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish them to the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580,Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov.

The following is a summary of our business strategies and the markets we serve. We have also included a description of our products and services offered and of our competitors. Segment financial information appears in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 18".

## Strategy

Our primary objective is to build stakeholder value through profitable growth, with disciplined, efficient use of capital and a commitment to our core values.

Principal components of our strategy include:

- Continuously improving the efficiency, productivity and quality of our products and services and their respective delivery in order to grow revenues and operating margins in all of our geographic markets at a rate exceeding underlying market activity;

- Through a commitment to innovation, invention and integration, developing and commercializing new products and services that meet the evolving needs of our clients across the reservoir lifecycle; and
- Further extending process, productivity, quality, safety and competency across our global infrastructure in scope and scale at a level consistent with meeting client demand for our products and services in an operationally efficient manner.

**Markets**

We are a leading provider of equipment and services to the oil and natural gas exploration and production industry. Demand for our industry's services and products depends upon the number of oil and natural gas wells drilled, the depth and drilling conditions of wells, the number of well completions and the level of workover activity worldwide.

As a result of the maturity of the world's oil and natural gas reservoirs, accelerating production decline rates and the focus on complex well designs, including deep-water prospects, technology has become increasingly critical to the marketplace. Clients continue to seek, test and use production-enabling technologies at an increasing rate. Technology is an important aspect of our products and services as it helps us provide our clients with more efficient tools to find and produce oil and natural gas. We have invested a substantial amount of our time and resources in building our technology offerings. We believe our products and services enable our clients to reduce their costs of drilling and production and/or increase production rates. Furthermore, these offerings afford us additional opportunities to sell our traditional core products and services to our clients.

**Product Offerings**

Within each of our geographic reporting segments, we group our product offerings into ten service lines: (1) artificial lift systems; (2) stimulation and chemicals; (3) drilling services; (4) well construction; (5) integrated drilling; (6) completion systems; (7) drilling tools; (8) wireline and evaluation services; (9) re-entry and fishing and (10) pipeline and specialty services. The following discussion provides an overview of our various product offerings. With the exception of integrated drilling, our service line offerings are provided in all of our geographic segments. Our integrated drilling service line is offered only outside of North America.

***Artificial Lift Systems***

Artificial lift systems are installed in oil and gas wells that do not have sufficient reservoir pressure to lift the available hydrocarbons to the surface. These systems supplement the natural reservoir pressures to produce oil or natural gas from the well. There are six principal types of artificial lift technologies used in the industry. We are able to provide all forms of lift, including progressing cavity pumps, reciprocating rod lift systems, gas lift systems, hydraulic lift systems, plunger lift systems, hybrid lift systems, and electric submersible systems, which are sold through an entity in which we hold a minority investment. Wellhead systems and production optimization are also included in this product grouping.

*Reciprocating Rod Lift Systems*—A reciprocating rod lift system is comprised of a mechanical surface unit that lifts and lowers, in a reciprocal action, a sectional or continuous rod string that creates a pumping action via a downhole rod pump.

*Progressing Cavity Pumps*—A progressing cavity pump (PCP) is a downhole positive displacement pump driven by a coupled or continuous rod that is rotated from the surface by an electrical or hydraulic drive system. PCP systems are often the preferred artificial lift method due to their low capital and operating cost and ability to pump a wide range of fluids, including those with high viscosity and abrasives. They are used in a wide variety of production scenarios, particularly heavy oil, coal-bed methane and medium crude oil applications.

*Gas Lift Systems*—Gas lift is a form of artificial lift that uses natural gas to lift oil in a producing reservoir to the surface. The process of gas lift involves the injection of natural gas into the well through an above-ground injection system and a series of downhole mandrels and gas lift valves in the production tubing string. The injected gas reduces the pressure of the fluid in the well bore, allowing the reservoir's natural pressure to push the fluid to the surface. Gas lift systems are used primarily for offshore wells (including deepwater and ultra-deepwater) and for wells that have a high component of gas in the produced fluid or have a gas supply near the well.

*Hydraulic Lift Systems*—A hydraulic lift system uses a surface pump to operate a downhole hydraulic pump (jet or piston). These systems are used for producing oil wells and for dewatering gas and coal bed methane wells. Hydraulic pumps have been used to produce wells at rates ranging from 10,000—35,000 barrels per day in both onshore and offshore environments.

*Plunger Lift Systems*—Plunger lift is the only artificial lift method that requires no assistance from outside energy sources. Built up (after a short shut in period) reservoir gas pressure supplies the energy to lift the plunger and accumulated liquids to the surface. The typical system consists of a plunger, or piston, top and bottom bumper springs, a lubricator and a surface controller. The unloading sequence removes the accumulated liquid column (and resulting hydrostatic pressure) from the bottom of the tubing, resulting in maximum drawdown and reservoir inflow. Plunger lift is a low-cost, easily maintained method of lift. It is primarily used for dewatering liquid loaded gas wells.

*Hybrid Lift Systems*—We offer a variety of hybrid artificial lift systems which are engineered for special applications and may incorporate two or more of the artificial lift methods described above.

*Wellhead Systems*—We offer a line of conventional wellhead equipment and valves manufactured to the latest API industry specifications and client requirements, including conventional surface wellheads, gate valves, complete wellhead systems (drill-through, multi-bowl, unitized and mud-line) and all the accessories and aftermarket services to go with them.

*Production Optimization*—Production optimization is the process of monitoring oil and natural gas fields, and interpreting the resulting data to inform production and reservoir management decisions. The goal is to assist operators in making better decisions regarding well production and reservoir recovery. The targeted benefits of production optimization are increased production and lower operating costs.

Weatherford offers products for optimizing at the well, reservoir and field level. Downhole and surface electronics, communication systems, analysis software and consulting services are combined into solutions that fit the customer's specific needs.

For wellsite intelligence, we offer surface and downhole sensors and specific controllers for each type of artificial lift. These controllers contain computers with specific logic to control the well in response to changes in the reservoir, artificial lift equipment or well characteristics. The desktop software provides advanced analytical tools that allow the operator to make changes by controlling the well directly or by changing the parameters that the controller is using to operate the well. Our clients have the option of hosting the software system at their location or using an on line version that provides status reports and/or analysis reports from our consultants.

We provide multiphase metering systems that measure how much oil, water and gas is flowing from a well. Our patented water-cut technology, used to measure relative concentrations of oil and water, helps our clients measure this critical parameter for any type of production from gas and oil wells, both topside and subsea.

We also provide software solutions for optimizing production from wells and production assets. These software tools assist the operator in tracking the operations needed for optimal field management. We provide software solutions for real time monitoring and optimization of wells on all forms of artificial lift. In addition, the software solution "Field Office" has the ability to monitor and optimize the complete production system consisting of smart wells, compressors, production facilities and pipelines. Field Office is currently in use on over 350,000 wells around the world. The combination of our experienced consultants and advanced software tools help the operator optimize operations for entire fields.

### *Stimulation and Chemicals*

We offer our clients advanced pressure pumping, chemical and associated technologies and services for safer and more effective production enhancement. These products and services include the following:

*Fracturing Technologies*—Hydraulic reservoir fracturing is a stimulation method routinely performed on oil and natural gas wells in low-permeability reservoirs to increase productivity and oil and gas recovery. Our offerings include the latest in equipment design and technology and a comprehensive range of treatment fluids and additives.

*Coiled Tubing Technologies*—Our services include a line of equipment designed with the latest technology to ensure effective results during operations that require coiled tubing intervention. Offerings include coiled tubing units, appropriate crane trucks and nitrogen tanks and pumpers (trailer or skid formats), fluids and bottom hole assemblies for thru tubing intervention.

*Cement Services*—Our new fleet of cement pumping equipment includes high-horsepower pump trailers, batch mixers, two-pod blended cement trailers and a four-pod sand storage trailers, all with the latest in technology and design features, as well as chemical additives for improved operation and performance.

*Chemical Systems*—Our Engineered Chemistry® business combines proprietary chemical solutions with internally developed oilfield equipment technologies. Our high-performance chemistry solutions include: customized chemical solutions for drilling, completion, production, intervention, chemicals for water and sand control, water treatment as well as many industrial processes; a total service package (product selection, application and optimization); and precise formulations and multi-functional chemical formulations.

*Drilling Fluids*—Our drilling fluids service line is engaged in the provision of drilling fluids, completion fluids and other related services. The main functions of drilling fluids include providing hydrostatic pressure to prevent formation fluids from entering into the well bore, keeping the drill bit cool and clean during drilling, carrying out drill cuttings and suspending the drill cuttings while drilling is paused and the drilling assembly is brought in and out of the hole. We also provide waste management services which separate and manage drill cuttings produced by the drilling process. Drill cuttings are usually contaminated with petroleum or drilling fluids and must be disposed of in an environmentally safe manner.

### *Drilling Services*

These capabilities include directional drilling, Secure Drilling℠ *services*, Well Testing, drilling-with-casing (DwC™) and drilling-with-liner (DwL™) systems, as well as surface logging systems.

Directional drilling involves the personnel, equipment and engineering required to actively control the direction of a wellbore and its eventual optimal position in the target reservoir. Directional drilling allows drilling of multiple wells from a single offshore platform or a land-based pad site. It also allows drilling of horizontal wells and penetration of multiple reservoir pay zones from a single wellbore. We supply a range of specialized, patented equipment for directional drilling, and real-time wellbore logging, including:

- *Measurement while drilling (MWD) and logging while drilling (LWD)*—MWD and LWD measure, respectively, wellbore trajectory and formation properties, in real time, while the well is being drilled, to enable it to be steered into its optimum position.

- *Rotary steerable systems (RSS)*—These systems allow control of wellbore trajectory while maintaining continuous rotation of the drillstring at the surface. RSS technology is crucial for enabling long, step-out, directional wells and for reducing completion-running complications resulting from abrupt small-scale hole-angle changes caused by conventional drilling methods.
- *Directional drilling services*—These services include surveying, design and operational support for directional and horizontal drilling and performance drilling in vertical wells; products include drilling motors and other associated equipment, software and expertise required to deliver the well on target as efficiently as possible.

Our directional drilling capabilities are supported by our engineering facilities in Houston and other locations globally, which house and support qualified engineers, scientists and technicians, all focused on developing technologies for the MWD/LWD and directional drilling markets, both land based and offshore.

*Secure Drilling*SM services—Our Secure Drilling services minimize the risk of drilling hazards related to a wellbore's pressure profile, and optimize life-of-well performance. Weatherford's Secure Drilling offerings are provided through three techniques: 1) Managed Pressure Drilling; 2) Underbalanced Drilling; and 3) Air Drilling.

- *Managed Pressure Drilling (MPD)*—This technique provides an advanced method of controlling the well using a closed, pressurized fluid system and software-based monitoring and control system that more precisely controls the wellbore pressure profile than mud weight adjustments alone. The main objective of MPD is to optimize drilling processes by decreasing non-productive time and mitigating drilling hazards.
- *Underbalanced Drilling (UBD)*—This technique is used in development, exploration and mature field applications to minimize formation damage and maximize productivity. UBD is drilling with bottomhole pressure that is maintained below reservoir pressure to intentionally invite fluid influx. This technique permits the reservoir to flow while drilling takes place, thereby improving well productivity by protecting the formation from damage by the drilling fluids.
- *Air Drilling*—This technique applies reduced density fluid systems to drill sub-hydrostatically. Air drilling is used primarily in hard rock applications to reduce drilling costs by increasing the rate of penetration.

A full range of downhole equipment, such as high temperature motors, wireline steering tools, drillpipe, air rotary hammer drills, casing exit systems, downhole deployment valves and downhole data acquisition equipment, make our product offerings unique.

*Well Testing*—Well testing uses specialized equipment and procedures to obtain essential information about oil and gas wells after the drilling process has been completed. Typical information derived may include reservoir boundaries, reservoir pressure, formation permeability, formation porosity and formation fluid composition.

A related application is our separation business, which supplies personnel and equipment on a wellsite to recover a mixture of solids, liquids and gases from oil and gas wells. These services are used during drilling, after stimulation or after re-completion to clean up wells. The operator requires that a well be properly cleaned before undertaking a well test to ensure that the true deliverability of the well is attained and that debris and spent stimulation chemicals do not ultimately flow to the process plant.

*Drilling-with-casing and drilling-with-liner (DwC and DwL) systems*—These systems allow operators to simultaneously drill and case oil and natural gas wells. Our *DwC* and *DwL* techniques eliminate downhole complexity, reducing expensive rig modifications and the number of trips downhole. Consequently, drilling hazards are mitigated, well construction is simplified, and productivity can be improved when drilling through the reservoir.

*Surface Logging Systems*—Often referred to as mud logging, this is a well-site service that uses fluid and gas samples along with drilling cuttings to evaluate the geology and geochemistry of the formation as it is being drilled. The derived data and interpretation is used to help geologists and drillers ensure that the well is placed in the most productive formation to maximize ultimate well productivity.

***Well Construction***

This grouping includes the primary services and products required to construct a well and spans tubular running services, cementing products, liner systems, swellable products, solid tubular expandable technologies and inflatable products.

*Tubular Running Services*—These services consist of a wide variety of tubular connection and installation services for the drilling, completion and workover of an oil or natural gas well. We provide tubular handling, preparation, inspection and wellsite installation services from a single source. We offer a suite of products and services for improving rig floor operations by reducing personnel exposure, increasing operational efficiency and improving safety. We also specialize in critical-service installations where operating conditions, such as downhole environments and/or metallurgical characteristics, call for specific handling technology.

*Cementing Products*—Cementing operations comprise one of the most expensive phases of well completion. We produce specialized equipment that allows operators to centralize the casing throughout the wellbore and control the displacement of cement and other fluids for proper zonal isolation. From centralizers and float equipment to exclusive surge reduction and torque and drag reduction tools, we have engineered technical advancements into our portfolio to provide the best performance and overall value. Our cementing engineers also analyze complex wells and provide all job requirements from pre-job planning to installation for optimal cementing results.

*Liner Systems*—Liner hangers allow suspension of strings of casing within a wellbore without the need to extend the casing to the surface. Most directional wells include one or more liners to optimize casing programs. We offer both drilling and production liner hangers. Drilling liners are used to isolate areas within the well during drilling operations. Production liners are used in the producing area of the well to support the wellbore and to isolate various sections of the well.

*Swellable Products*—Weatherford has combined swellable elastomer technologies with our packers and centralization technology to address well construction challenges. Our Micro-Seal™ isolation system combines swellable technology with mechanical cementing products to isolate microannular voids or discrete reservoir intervals in oil, gas and injection wells. We have four main swellable packers offering Genisis®, Nemisis®, Morphisis®, and *Genisis* FT for zonal isolation. All of these products incorporate oil swell, water swell or the industry's only customizable, dual-fluid activated swellable hybrid elastomers.

*Solid Tubular Expandable Technologies*—Proprietary expandable tools are being developed for downhole solid tubular applications in well remediation, well completion and well construction. Our solid tubular expandable products include the MetalSkin® line and the HydraSkin™ System. *MetalSkin* systems are used for well cladding to shut off zones, retro-fit corroded sections of casing and strengthen existing casing. *MetalSkin* open-hole clad systems are used for controlling drilling hazards such as unwanted fluid loss or influx and as slim-bore drilling liners. Slim-bore and, ultimately, monobore liner systems are designed to allow significant cost reductions by reducing consumables for drilling and completion of wells, allowing use of smaller rigs and reducing cuttings removal needs. The benefits are derived because of the potential of expandable technologies to significantly reduce or eliminate the reverse-telescoping architecture inherent in traditional well construction. The *HydraSkin* system is a hydraulic bottom-up expansion system that can be used for increased diameter efficiency in either planned or contingency operations.

*Inflatable Products*—We offer a complete line of inflatable products and accessories that are designed to provide permanent or temporary zonal isolation at any phase of a well's life. Annulus casing packers (ACP™) are run integral to the casing string and will permanently isolate critical wellbore locations and eliminate squeeze jobs or reduce uneconomical water/gas production. In some applications, significant improvements in well economics are achieved by eliminating primary cementing, perforating and wellbore cleanup operations, resulting in lower costs and higher initial production rates. Used in conjunction with an ACP™, mechanical port collars (MPC's) are designed to allow selective placement of cement while providing fullbore access. Inflatable production packers (IPPs) provide temporary or permanent isolation between the work string and casing or open hole during drilling or production phases. IPPs are used to perform testing, stimulation and/or temporary abatement. Our inflatable portfolio provides value-driven zonal isolation solutions.

### *Integrated Drilling*

We have the ability to offer project management services to our clients, in which we provide a number of products and services needed to drill and complete a well, including the rig. All of our land drilling rigs are located outside of North America.

### *Completion Systems*

We offer our clients a comprehensive line of completion tools, sand screens and reservoir optimization technologies. These products and services include the following:

*Completion Tools*—These tools are incorporated into the tubing string used to transport hydrocarbons from the reservoir to the surface. We offer a wide range of devices for enhancing the safety and functionality of the production string, including permanent and retrievable packer systems, subsurface safety systems, flow control systems, specialized downhole isolation valves, ZoneSelect™ multizone frac completions systems and associated servicing equipment. Over the past decade, we have evolved our portfolio from one of basic cased-hole commodity products to one that focuses more heavily on reservoir based completions and cased hole systems for high-pressure/high-temperature environments.

*Sand Screens*—Sand production often results in premature failure of artificial lift and other downhole and surface equipment and can obstruct the flow of oil and natural gas. To remedy this issue, we provide two different sand screen approaches: conventional and expandable.

- *Conventional Sand Screens*—These products are used in the fluid-solid separation processes and have a variety of product applications. Our primary application of well screens is for the control of sand in unconsolidated formations. We offer premium, pre-pack and wire-wrap sand screens. We also offer a FloReg™ line of inflow control devices that balance horizontal wellbore production, ultimately maximizing reservoir drainage. We also operate the water well and industrial screen business of Johnson Screens. Served markets include water well, petrochemical, wastewater treatment and surface water intake, mining and general industrial applications.
- *Expandable Sand Screens (ESS)*—Our ESS systems are proprietary step-change sand control devices that reduce cost and improve production. These systems aid productivity because they stabilize the wellbore, prevent sand migration and have a larger inner diameter. ESS technology can replace complex gravel-packing techniques in many sand control situations.

*Reservoir Optimization*—Our intelligent completion technology (ICT) uses downhole optical and electronic sensing to allow operators to remotely monitor the downhole pressure, temperature, flow rate, water cut and seismic activity of each well. This advanced monitoring capability allows the operator to monitor the reaction of the reservoir to the production of the well. Combining monitoring with multiple-zone downhole flow control allows the operator to optimize well production by choking back zones that produce water while opening up zones that produce more oil.

### *Drilling Tools*

We design and manufacture patented tools, including our drilling jars, underreamers, rotating control devices and other pressure-control equipment used in drilling oil and natural gas wells. We also offer a broad selection of in-house or third-party manufactured equipment for the drilling, completion and workover of oil and natural gas wells. We offer these proprietary and nonproprietary drilling tools to our clients—primarily operators and drilling contractors—on a rental basis, allowing the clients to use unique equipment to improve drilling efficiency without the cost of holding that equipment in inventory.

Our drilling tools include the following:

- Drillpipe and related drillstem tools, drill collars, and heavyweight pipe;
- Downhole tools, including drilling jars, shock tools and underreamers;
- Pressure-control equipment such as blowout preventers, high-pressure valves, accumulators, adapters and choke-and-kill manifolds; and
- Tubular handling equipment such as elevators, spiders, slips, tongs and kelly spinners.

### *Wireline and Evaluation Services*

Wireline and evaluation services, in concert with surface logging systems and LWD, form a data acquisition and interpretation capability that enable clients with an integrated approach to formation evaluation and reservoir characterization. Open hole wireline services and logging while drilling compliment laboratory-derived analysis of core and reservoir fluid samples. When combined with geosciences consulting, this integrated capability provides the data and interpretation to reduce reservoir uncertainty and ultimately optimize production and maximize recovery.

*Wireline Services*—Wireline services measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas from a reservoir. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore mainly on a single or multiple conductor wireline.

The provision of wireline and associated interpretation services is divided into four categories: open hole wireline, petroleum consulting, cased hole wireline and slickline services.

- *Open Hole Wireline*—This service helps locate oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs." Open hole logging can be performed at different intervals during the well drilling process or immediately after a well is drilled. The logging data provides a valuable benchmark to which future well management decisions may be referenced. The open hole sensors are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are measured using electrical, nuclear, acoustic, magnetic and mechanical technologies.

  The formation characteristics are then used to characterize the reservoir and describe it in terms of porosity, permeability, oil, gas or water content and an estimation of productivity. Wireline services can relay this information from the wellsite on a real-time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decision making.

- *Petroleum Consulting*—Our Petroleum Consulting business provides services to operators worldwide in the geoscience and engineering domain. It offers clients integrated formation evaluation and well engineering support and consultancy. The business further offers domain experts in the area of unconventional resources, geomechanics, field development planning, production optimization, well engineering and project management.

- *Cased Hole Wireline*—This service is performed at various times throughout the life of the well and includes perforating, completion logging, production logging and casing integrity services. Perforating creates the flow path between the reservoir and the wellbore. Production logging can be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. In addition, cased hole services may involve wellbore diagnostics and remediation, which could include the positioning and installation of various plugs and packers to maintain production or repair well problems, and casing inspection for internal or external abnormalities in the casing string.
- *Slickline Services*—This service uses a solid steel or braided nonconductor line, in place of a single or multiple conductor braided line used in electric logging, to run downhole memory tools, manipulate downhole production devices and provide fishing services primarily in producing wells.

*Laboratory Services*—These services help clients plan the development of new and existing oil and gas production fields. Specifically, a global network of laboratories provides support in terms of fluid and reservoir characterization, specialized core and fluid testing, enhanced oil recovery, rock strength and characterization, sour richness and maturity, sorption properties assessment and reservoir flow studies.

*Production and Produced Water Systems*—These systems help clients manage water handling during fracturing, production, disposal and enhanced oil recovery operations. Weatherford provides complete production solutions for field development and/or production optimization projects. Our engineering consultancy services and project management extend through construction to commissioning and operations for: early production facilities (the rapid design, construction and operation of complex, often remote installations), engineered resources, extended well testing, field development studies, FPSO topsides, permanent production facilities, project management and supply chain management.

***Re-entry and Fishing***

Our re-entry, fishing and thru-tubing services help clients repair wells that have mechanical problems or that need work to prolong production of oil and natural gas reserves.

*Re-entry Services*—Our re-entry services include casing exit services and advanced multilateral systems. Conventional and advanced casing exit systems allow sidetrack and lateral drilling solutions for clients who either cannot proceed down the original well track or want to drill lateral wells from the main or parent wellbore.

*Fishing Services*—Fishing services are provided through teams of experienced fishing tool supervisors and a comprehensive line of fishing and milling tools. Our teams provide conventional fishing services, such as removing wellbore obstructions, including stuck or dropped equipment, tools, drillstring components and other debris, that have been lost downhole unintentionally during the drilling, completion or workover of new and old wells. Specialty fishing tools required in these activities include fishing jars, milling tools, casing cutters, overshots and spears. Our fishing services also include well patches and extensive plug-and-abandonment products.

*Thru-tubing Services*—Thru-tubing services are used in well re-entry activity to allow operators to perform complex drilling, completion and cementing activities from existing wellbores without removing existing production systems. We provide a full range of thru-tubing services and products, including drilling motors, casing exits, fishing and milling, zonal isolation packers and other well remediation services.

*Well Abandonment Services*—Oil or gas wells ultimately reach their economic limit or can be irreparably damaged. In these situations, the well must be abandoned according to regulatory requirements that ensure it will pose no safety or environmental hazards. Weatherford combines proprietary well abandonment technology, complementary intervention equipment, and a global team of dedicated specialists to ensure that this critical phase in the well's life cycle goes smoothly and safely.

*Wellbore Cleaning*—Remnants of drilling fluid and other debris can damage equipment, jeopardize well completion or even shorten a well's lifespan. A cost-effective alternative to workovers, our CLEARMAX™ wellbore cleaning services incorporate specialized chemical, hydraulic and mechanical technologies to remove lingering debris, safely and efficiently.

***Pipeline and Specialty Services***

We provide a range of services used throughout the life cycle of pipelines and process facilities, onshore and offshore. Our pipeline group can meet all the requirements of the pipeline, process, industrial and energy markets worldwide. We also can provide any service (or package of services) carried out on permanently installed client equipment that involves inspecting, cleaning, drying, testing, improving production, running or establishing integrity from the wellhead out, including integrated management services.

## Other Business Data

***Competition***

We provide our products and services worldwide, and compete in a variety of distinct segments with a number of competitors. Our principal competitors include Baker Hughes, Halliburton and Schlumberger. We also compete with various other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, in some cases, breadth of products.

***Raw Materials***

We purchase a wide variety of raw materials as well as parts and components made by other manufacturers and suppliers for use in our manufacturing. Many of the products sold by us are manufactured by other parties. We are not dependent on any single source of supply for any of our raw materials or purchased components.

***Customers***

Our principal customers consist of major and independent oil and natural gas producing companies. During 2011 and 2010, there was no individual customer who accounted for more than 10% of our consolidated revenues. Revenue from Petroleos Mexicanos ("Pemex") accounted for approximately 13% of our revenues during 2009. No other individual customer accounted for more than 10% of our consolidated revenues during 2009.

***Research and Development and Patents***

We maintain world-class technology and training centers throughout the world. Our 34 research, development and engineering facilities are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Our expenditures for research and development totaled $245 million in 2011, $216 million in 2010 and $196 million in 2009.

As many areas of our business rely on patents and proprietary technology, we seek patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. In the U.S., we currently have 1,411 patents issued and over 430 pending. We have 3,070 patents issued in international jurisdictions and over 1,100 pending. We amortize patents over the years that we expect to benefit from their existence, which is limited by the life of the patent, and ranges from three to 20 years.

Although in the aggregate our patents are important to the manufacturing and marketing of many of our products and services, we do not believe that the loss of any one of our patents would have a material adverse effect on our business.

### *Seasonality*

Weather and natural phenomena can temporarily affect the level of demand for our products and services. Spring months in Canada and winter months in the North Sea and Russia tend to affect operations negatively. In 2010, heavy rains in parts of Australia and an exceedingly cold winter in the U.S. had an impact on our reported results. Furthermore, in the summers of 2005 and 2008, the Gulf of Mexico suffered an unusually high number of hurricanes that adversely impacted our operations. The widespread geographical locations of our operations serve to mitigate the impact of the seasonal nature of our business.

### *Federal Regulation and Environmental Matters*

Our operations are subject to federal, state and local laws and regulations relating to the energy industry in general and the environment in particular.

Our 2011 expenditures to comply with environmental laws and regulations were not material, and we currently do not expect the cost of compliance with environmental laws and regulations for 2012 to be material.

### *Employees*

At December 31, 2011, we employed approximately 61,000 employees. Certain of our operations are subject to union contracts. These contracts cover approximately 23% of our employees. We believe that our relationship with our employees is generally satisfactory.

## Forward-Looking Statements

This report, as well as other filings made by us with the Securities and Exchange Commission ("SEC"), and our releases issued to the public contain various statements relating to future financial performance and results, including certain projections and business trends and other statements that are not historical facts. We believe these statements constitute "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "could," "will," "would," "will be," "will continue," "will likely result," and similar expressions, although not all forward-looking statements contain these identifying words.

From time to time, we update the various factors we consider in making our forward-looking statements and the assumptions we use in those statements. However, we undertake no obligation to correct, update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws. The following sets forth various assumptions we use in our forward-looking statements, as well as risks and uncertainties relating to those statements. Certain of the risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this report and in our other disclosures. These risks and uncertainties include, but are not limited to, those described below under Item 1A—Risk Factors and the following:

- *Global political, economic and market conditions could affect projected results.* Our operating results and the forward-looking information we provide are based on our current assumptions about oil and natural gas supply and demand, oil and natural gas prices, rig count and other market trends. Our assumptions on these matters are in turn based on currently available information, which is subject to change. The oil and natural gas industry is extremely volatile and subject to change based on political and economic factors outside our control. A weakened global economic climate generally results in lower demand and lower prices for oil and natural gas, which reduces drilling and production activity, which in turn results in lower revenues and income for us. Worldwide drilling activity and global demand for oil and natural gas may also be affected by changes in governmental policies and sovereign debt, laws and regulations related to environmental or energy security matters, including those addressing alternative energy sources and the risks of global climate change. Worldwide economic conditions, and the related demand for oil and natural gas, may in future periods be significantly weaker than we have assumed.

- *We may be unable to recognize our expected revenues from current and future contracts.* Our customers, many of whom are national oil companies, often have significant bargaining leverage over us and may elect to cancel or revoke contracts, not renew contracts, modify the scope of contracts or delay contracts, in some cases preventing us from realizing expected revenues and/or profits. The 2011 conflict in Libya and the continued security problems have slowed, and may continue to slow or ultimately prevent, collection of certain accounts receivable generated in Libya. Our projections assume that our customers will honor the contracts we have been awarded and that those contracts and the business that we believe is otherwise substantially firm will result in anticipated revenues in the periods for which they are scheduled.

- *Currency fluctuations could have a material adverse financial impact on our business.* A material change in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. Any hedging activity in which we engage may not adequately protect us from these fluctuations. The terms and size of our hedges are based on the information available to us at the time we enter into them. As a result, our hedging activity may not entirely off set our exposures. World currencies have been subject to significant volatility. Due to the volatility we may be unable to enter into foreign currency contracts at a reasonable cost. As we are not able to predict changes in currency valuations, our forward-looking statements assume no material impact from future changes in currency exchange rates.

- *Our ability to manage our workforce could affect our projected results.* We employ tens of thousands of people on six continents in a multitude of legal jurisdictions with differing labor laws. Our need for human resources varies from time to time and place to place corresponding largely to global drilling and production activity. In a climate of decreasing demand, we are faced with managing our workforce levels to control costs without impairing our ability to provide services to our customers and in compliance with various local laws. Conversely, in a climate of increasing demand, we are faced with the challenge of recruiting and retaining a skilled workforce at a reasonable cost. Our forward-looking statements assume we will be able to manage, cost effectively, our workforce in all jurisdictions in which we operate in both up cycles and down cycles.

- *Increases in the prices and availability of our raw materials could affect our results of operations.* We use large amounts of raw materials (including steel and other metals, chemicals, plastics, polymers and energy inputs) for manufacturing our products and some of our fixed assets. The price of these raw materials has a significant impact on our cost of producing products for sale or constructing fixed assets used in our business. We have assumed that the prices of our raw materials will remain within a manageable range and will be readily available. If we are unable to obtain necessary raw materials or if we are unable to minimize the impact of increased raw material costs or to realize the benefit of cost decreases in a timely fashion through our supply chain initiatives or pricing, our margins and results of operations could be adversely affected.

- *Our ability to manage our supply chain and business processes could affect our projected results.* We have undertaken efforts to improve our supply chain, invoicing and collection processes and procedures. These undertakings include costs, which we expect will result in long-term benefits for our business processes. Our forward-looking statements assume we will realize the benefits of these efforts.

- *Rapid increases in demand for our products may challenge our supply chain.* Many of our products have months-long manufacturing lead times, and we must maintain appropriate levels of manufacturing facilities and trained personnel to ensure the quality and safety of our supply chain. During periods of rapidly increasing or unexpected demand, we may not be able to manufacture sufficient quantities of certain products to meet our customers' demands, which could result in lost opportunities and reputational damage. Conversely, during periods of rapidly decreasing or unexpected declines in demand, we may have committed resources to manufacturing resulting in excess inventories, or we may have underutilized manufacturing capacity, which could adversely affect our financial condition. Our forward-looking statements assume we will be able to forecast and manage our supply chain needs and inventory levels efficiently.

- *Our long-term growth depends upon technological innovation and commercialization.* Our ability to deliver our long-term growth strategy depends in part on the commercialization of new technology. A central aspect of our growth strategy is to improve our products and services through innovation, to obtain technologically advanced products through internal research and development and/or acquisitions, to protect proprietary technology from unauthorized use and to expand the markets for new technology by leveraging our worldwide infrastructure. Our success will depend on our ability to commercialize the technology that we have acquired and demonstrate the enhanced value our technology brings to our customers' operations. Our major technological advances include, but are not limited to, those related to controlled pressure drilling and testing systems, expandable solid tubulars, expandable sand screens and intelligent well completion. Our forward-looking statements have assumed successful commercialization of, and above-average growth from, our new products and services, as well as legal protection of our intellectual property rights.

- *Nonrealization of expected benefits from our redomestication could affect our projected results.* We operate through our various subsidiaries in numerous countries throughout the world including the United States. During the first quarter of 2009, we completed a transaction in which our former Bermuda incorporated parent company became a wholly-owned subsidiary of Weatherford Switzerland, a Swiss joint-stock corporation, and holders of common shares of the Bermuda company received one registered share of Weatherford Switzerland in exchange for each common share that they held. Consequently, we are or may become subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the U.S., Bermuda, Switzerland or any other jurisdictions in which we or any of our subsidiaries operate or are resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us, including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions. In addition, our realization of expected tax benefits is based upon the assumption that we take successful planning steps and that we maintain and execute adequate processes to support our planning activities. If we fail to do so, we may not achieve the expected benefits.

- *Nonrealization of expected benefits from our acquisitions or business dispositions could affect our projected results.* We expect to gain certain business, financial and strategic advantages as a result of business acquisitions we undertake, including synergies and operating efficiencies. Our forward-looking statements assume that we will successfully integrate our business acquisitions and realize the benefits of those acquisitions. Further, we may from time to time undertake to dispose of businesses or capital assets that are no longer core to our long-term growth strategy and the disposition of which may improve our capital structure. Our forward-looking statements assume that if we decide to dispose of a business or asset we will find a buyer willing to pay a price we deem favorable to Weatherford and that we will successfully dispose of the business or asset. Our inability to complete dispositions timely and at attractive prices may impair our ability to improve our capital structure as rapidly as our forward-looking statements may indicate.

- *A downturn in our industry could affect the carrying value of our goodwill.* As of December 31, 2011, we had approximately $4.4 billion of goodwill. Our estimates of the value of our goodwill could be reduced in the future as a result of various factors, including market factors, some of which are beyond our control. Our forward-looking statements do not assume any future goodwill impairment. Any reduction in the fair value of our businesses may result in an impairment charge and therefore adversely affect our results.

- *Adverse weather conditions in certain regions could adversely affect our operations.* From time to time, hurricanes, typhoons and severe weather impact our operations in the Gulf of Mexico and Southeast Asia. These storms and associated threats reduce the number of days on which we and our customers operate which results in lower revenues than we otherwise would have achieved. Our Canadian operations, particularly in the second quarter of each year, may vary greatly depending on the timing of "break-up", or the spring thaw, which annually results in a period in which conditions are not conducive to operations. Similarly, unfavorable weather in Russia, Caspian, China, Mexico, Australia and in the North Sea, as well as exceedingly cold winters in other areas of the world, could reduce our operations and revenues from these areas during the relevant period. Our forward-looking statements assume weather patterns in our primary areas of operations will be conducive to our operations.

- *U.S. Government and internal investigations could affect our results of operations.* We are currently involved in government and internal investigations involving our operations. We are in negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of these investigations, financial or otherwise. The governmental agencies involved in these investigations have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanction laws, the Foreign Corrupt Practices Act and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. These agencies likely will seek to impose penalties of some amount against us for past conduct in several countries, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. Under trade sanction laws, the U.S. Department of Justice may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices and the on-going costs resulting from these investigations could adversely affect our results of operations. Through December 31, 2011, we have incurred $40 million for costs in connection with our exit from certain sanctioned countries and incurred $123 million for legal and professional fees in connection with complying with and conducting these on-going investigations. This amount excludes the costs we have incurred to augment and improve our compliance function. We may have additional charges related to these matters in future periods, which costs may include labor claims, contractual claims, penalties assessed by customers, and costs, fines, taxes and penalties assessed by local governments, but we cannot quantify those charges or be certain of the timing of them. In addition, the SEC and Department of Justice are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 8-K on March 1, 2011 and February 21, 2012 and the related restatements of historical financial statements. We are cooperating with the government investigations.

- *Failure in the future to ensure ongoing compliance with certain laws could affect our results of operations.* In 2009, we substantially augmented our compliance infrastructure with increased staff and more rigorous policies, procedures and training of our employees regarding compliance with applicable anti-corruption laws, trade sanctions laws and import/export laws. As part of this effort, we now undertake audits of our compliance performance in various countries. Our forward-looking statements assume that our compliance efforts will be successful and that we will comply with our internal policies and applicable laws regarding these issues. Our failure to do so could result in additional enforcement action in the future, the results of which could be material and adverse to us.

- *Political disturbances, war, or terrorist attacks and changes in global trade policies could adversely impact our operations.* We operate in over 100 countries, and as such are at risk of various types of political activities, including acts of insurrection, war, terrorism, nationalization of assets and changes in trade policies. We have assumed there will be no material political disturbances or terrorist attacks and there will be no material changes in global trade policies that affect our business. In early 2011, our operations in Libya, Algeria, Tunisia, Egypt, and to a lesser extent Yemen and Bahrain were disrupted by political revolutions and uprisings in these countries. Conflict in Libya and lesser political disturbances elsewhere in the Middle East and North Africa regions are ongoing, and our operations in Libya have not resumed. During 2011, these six countries accounted for approximately 3% of our global revenue, down from 6% in 2010. We take steps to secure our personnel and assets in affected areas and resume or continue operations where it is safe for us to do so; our forward-looking statements assume we will do so successfully. In Libya, we evacuated all of our non-Libyan employees and their families shortly after hostilities commenced and we have assumed our operations in Libya will not resume in 2012. In the fourth quarter of 2011, following an examination of our assets in affected countries, we recognized an expense of $59 million primarily to establish a reserve for receivables, machinery and equipment and inventory in Libya. Given our evacuation from the country, it may be difficult, if not impossible, for us to safeguard and recover all of our operating assets; our ability to do so will depend on the local turn of events. At December 31, 2011, we had in Libya inventory and property, plant and equipment with a carrying value of approximately $118 million, as well as $31 million of accounts receivable. We risk loss of assets in any location where hostilities arise and persist. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds. We have assumed that cessation of business activities in other parts of the Middle East and North Africa regions due to political turmoil will be short-lived, that the negative impact on our business will not be material, and that the region will not experience further disruptive political revolution in the near term. However, if political violence were to curtail our activities in other countries in the region from which we derive greater business, such as Saudi Arabia, Iraq and Algeria, and particularly if political activities were to result in prolonged violence or conflict, we may fail to achieve the results reflected in our forward-looking statements.
- *The material weakness in accounting for income taxes could have an adverse effect on our share price or our debt ratings and our ability to report our financial information timely and accurately.* If we are unable to effectively remediate this material weakness in a timely manner, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our share price and could subject us to additional potentially costly shareholder litigation or government inquiries. Further, if we are unable to effectively remediate this material weakness in a timely manner, our failure to do so could limit our ability to obtain financing, harm our reputation or result in debt rating agencies adjusting the ratings on our debt downward. Our forward-looking statements assume we will be able to remediate the material weakness in a timely manner and will maintain an effective internal control environment in the future.
- *Recent turmoil in the credit markets may reduce our access to capital or reduce the availability of financial risk-mitigation tools.* The worldwide credit markets experienced turmoil and uncertainty from mid-2008 through most of 2009, and certain markets remained challenging in parts of 2010. In 2011, several important financial and banking institutions were perceived to be overexposed to credit risks with respect to certain sovereign debt. We do not have access to complete information about the exposures of any particular institution, and we cannot predict what systemic risks may exist to a failure of any sovereign debtor, major financial institution or bank. Our forward-looking statements assume that the financial institutions that have committed to extend us credit will honor their commitments under our credit facilities and that capital markets will remain orderly. If one or more of those institutions becomes unwilling or unable to honor its commitments, our access to liquidity could be impaired and our cost of capital to fund growth could increase. We use interest rate and foreign exchange swap transactions with financial institutions to mitigate certain interest rate and foreign exchange risks associated with our capital structure and our business. Our forward-looking statements

assume that those tools will continue to be available to us at prices we deem reasonable. However, the failure of any counterparty to honor a swap agreement could reduce the availability of these financial risk mitigation tools or could result in the loss of expected financial benefits.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended. For additional information regarding risks and uncertainties, see our other filings with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our internet web site www.weatherford.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the SEC.

**Item 1A.** ***Risk Factors***

An investment in our securities involves various risks. When considering an investment in our securities, you should consider carefully all of the risk factors described below, the matters discussed on the foregoing pages under "Business-Forward-Looking Statements," as well as other information included and incorporated by reference in this report.

**Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.**

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures, or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. Such events may expose us to significant potential losses.

**We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.**

As is customary in our industry, our contracts typically provide that our customers indemnify us for claims arising from the injury or death of their employees, the loss or damage of their equipment, damage to the reservoir and pollution emanating from the customer's equipment or from the reservoir (including uncontained oil flow from a reservoir). Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment, or pollution emanating from our equipment. Our contracts typically provide that our customer will indemnify us for claims arising from catastrophic events, such as a well blowout, fire or explosion.

Our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us; our indemnity arrangements may be held unenforceable in some courts and jurisdictions; or we may be subject to other claims brought by third parties or government agencies. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities, or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses.

Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil commotion. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

**Our business may be exposed to uninsured claims, and litigation might result in significant potential losses.**

In the ordinary course of business, we become the subject of various claims and litigation. We maintain liability insurance, which includes insurance against damage to people, property and the environment, up to maximum limits of $588 million, subject to self-insured retentions and deductibles of up to $3 million, per occurrence.

Our insurance policies are subject to exclusions, limitations, and other conditions and may not apply in all cases, for example where willful wrongdoing on our part is alleged. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring, and in some cases those potential losses could be material.

Our insurance may not be sufficient to cover any particular loss, or our insurance may not cover all losses. For example, although we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Finally, insurance rates have in the past been subject to wide fluctuation. In response to the April 2010 catastrophic accident in the Gulf of Mexico, insurance rates are volatile and increasing, and some forms of insurance may become entirely unavailable in the future or unavailable on terms that we or our customers believe are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years and may also result in reduced activity levels in certain markets. Any of these events would have an adverse impact on our financial performance.

**Our operations are subject to environmental and other laws and regulations that may expose us to significant liabilities and could reduce our business opportunities and revenues.**

We are subject to various laws and regulations relating to the energy industry in general and the environment in particular. An environmental claim could arise with respect to one or more of our current businesses, products or services, or a business or property that one of our predecessors owned or used, and such claims could involve material expenditures. Generally, environmental laws have in recent years become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties. The scope of regulation of our industry and our products and services may increase further following the April 2010 accident in the Gulf of Mexico, including possible increases in liabilities or funding requirements imposed by governmental agencies. We also cannot ensure that our future business in the deepwater Gulf, if any, will be profitable in light of new regulations that have been and may continue to be promulgated and in light of the current risk environment and insurance markets. Further, additional regulations on deepwater drilling elsewhere in the world could be imposed as a result of the Deepwater Horizon incident, and those regulations could limit our business where they are imposed. In addition, members of the U.S. Congress, the U.S. Environmental Protection Agency and various agencies of several states within the U.S. are reviewing more stringent regulation of hydraulic fracturing, a service we provide to clients, and regulators are investigating whether any chemicals used in the fracturing process might adversely affect groundwater. In 2011, several states within the U.S. passed new laws and regulations concerning hydraulic fracturing. A significant portion of North American service activity today is directed at prospects that require hydraulic fracturing in order to produce hydrocarbons. Additional regulation could increase the costs of conducting our business and could materially reduce our business opportunities and revenues if our customers decrease their levels of activity in response to such regulation.

**We have significant operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions or changes in global trade policies.**

Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, Africa, Latin America, the Asia Pacific region and the former Soviet Union, that are subject to risks of war, political disruption, civil disturbance, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism) and changes in global trade policies. Our operations may be restricted or prohibited in any country in which the foregoing risks occur.

In particular, the occurrence of any of these risks could result in the following events, which in turn, could materially and adversely impact our results of operations:

- disruption of oil and natural gas exploration and production activities;
- restriction of the movement and exchange of funds;
- our inability to collect receivables;
- loss of assets in affected jurisdictions;
- enactment of additional or stricter U.S. government or international sanctions; and
- limitation of our access to markets for periods of time.

In early 2011, our operations in Libya, Algeria, Tunisia, Egypt, and to a lesser extent Yemen and Bahrain were disrupted by political revolutions and uprisings in these countries. Conflict in Libya and lesser political disturbances elsewhere in the Middle East and North Africa regions are ongoing, and our operations in Libya have not resumed. During 2011, these six countries accounted for approximately 3% of our global revenue, down from 6% in 2010.

We take steps to secure our personnel and assets in affected areas and resume or continue operations where it is safe for us to do so; our forward-looking statements assume we will do so successfully. In Libya, we evacuated all of our non-Libyan employees and their families shortly after hostilities commenced and we have assumed our operations in Libya will not resume in 2012.

In the fourth quarter of 2011, following an examination of our assets in affected countries, we recognized an expense of $59 million primarily to establish a reserve against receivables, machinery and equipment and inventory in Libya. Given our evacuation from the country, it may be difficult, if not impossible, for us to safeguard and recover all of our operating assets; our ability to do so will depend on the local turn of events. At December 31, 2011, we had in Libya inventory, property, plant and equipment with a carrying value of approximately $118 million, as well as $31 million of accounts receivable. We risk loss of assets in any location where hostilities arise and persist. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds.

**We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties.**

We are currently involved in government and internal investigations.

Until 2003, we participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The U.S. Department of Justice ("DOJ") and the SEC have undertaken investigations of our participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. We have cooperated fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. We have been in negotiations with the government agencies to resolve these matters for more than a year, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), DOJ and SEC have undertaken investigations of allegations of improper sales of products and services by the Company and its subsidiaries in certain sanctioned countries. We have cooperated fully with this investigation. We have retained legal counsel, reporting directly to our audit committee, to investigate these matters. We have been in negotiations with the government agencies to resolve these matters for more than a year, and we believe those negotiations have advanced significantly, but significant uncertainties remain and therefore we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigation, financial or otherwise.

In light of these investigations, the U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, we ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we substantially completed our winding down of business in these countries. We subsequently conducted further withdrawal activities, pursuant to the licenses issued by OFAC, which have now ceased. Certain of our subsidiaries continue to conduct business in countries such as Myanmar that are subject to more limited U.S. trading sanctions. In 2011, the country of South Sudan came into formal existence without the same sanction restrictions as those imposed upon Sudan; the Company may operate in South Sudan.

The DOJ and SEC are investigating our compliance with the Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with the DOJ and SEC. As part of our investigations, we have uncovered potential violations of U.S. law in connection with activities in several jurisdictions. We have been in negotiations with the government agencies to resolve these matters for more than a year, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. These agencies are seeking to impose penalties against us for past conduct, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. Under trade sanctions laws, the DOJ may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations, and the cost of our investigations have been significant. In addition, our historical activities in sanctioned countries, such as Sudan and Iran, could result in certain investors, such as government-sponsored pension funds, divesting of, or not investing in, our shares. Based on available information, we cannot predict what, if any, actions the DOJ, SEC or other authorities will take in our situation or the effect any such actions will have on our consolidated financial position or results of operations. To the extent we violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, and we currently cannot reasonably estimate the ultimate amount of any penalties we may pay, there can be no assurance that actual fines or penalties, if any, will not have a material adverse effect on our business, financial condition, liquidity or results of operations.

To date, we have incurred $40 million for costs in connection with our exit from sanctioned countries and incurred $123 million for legal and professional fees in connection with complying with and conducting these on-going investigations.

In addition, the SEC and Department of Justice are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 8-K on March 1, 2011 and February 21, 2012 and the related restatements of historical financial statements. We are cooperating with the investigation.

**Our significant operations in foreign countries expose us to currency fluctuation risks or devaluation.**

A portion of our net assets are located outside the U.S. and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments, which are reflected as accumulated other comprehensive income (loss) in the shareholders' equity section in our Consolidated Balance Sheets. We recognize remeasurement and transactional gains and losses on currencies in our Consolidated Statements of Income, which may adversely impact our results of operations. We enter into foreign currency forward contracts and other derivative instruments as an effort to reduce our exposure to currency fluctuations; however, there can be no assurance that these hedging activities will be effective in reducing or eliminating foreign currency risks.

In certain foreign countries, a component of our cost structure is denominated in a different currency than our revenues. In those cases, currency fluctuations could adversely impact our operating margins.

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two-tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and from 2.15 to 4.30 for non-essential goods and services. Our Venezuelan entities maintain the U.S. dollar as their functional currency. In connection with this devaluation, we incurred a charge of $64 million for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation, which was not tax deductible in Venezuela. We also recorded a $24 million tax benefit for local Venezuelan income tax purposes related to our net U.S. dollar-denominated monetary liability position in the country. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two-tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification did not have a material impact to our financial position or results of operations. As of December 31, 2011, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $185 million comprised primarily of cash and accounts receivable. We are continuing to explore opportunities to reduce our exposure but should devaluation occur in the future, we may be required to take further charges related to the remeasurement of our net monetary asset position. For example, if the Venezuela bolivar devalued by an additional 10% in the future, we would record a devaluation charge of approximately $18 million.

**Customer credit risks could result in losses.**

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Those countries that rely heavily upon income from hydrocarbon exports would be hit particularly hard by a drop in oil prices. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

**Any capital financing that may be necessary to fund growth may not be available to us at economic rates.**

Turmoil in the credit markets and the potential impact on liquidity of major financial institutions may have an adverse effect on our ability to fund growth opportunities through borrowings, under either existing or newly created instruments in the public or private markets on terms we believe to be reasonable.

**A terrorist attack could have a material and adverse effect on our business.**

We operate in many dangerous countries, such as Iraq, in which acts of terrorism or political violence are a substantial and frequent risk. Such acts could result in kidnappings or the loss of life of our employees or contractors, a loss of equipment, which may or may not be insurable in all cases, or a cessation of business in an affected area. We cannot be certain that our security efforts will in all cases be sufficient to deter or prevent acts of political violence or terrorist strikes against us or our customers' operations.

**We have identified a material weakness in accounting for income taxes in our internal control over financial reporting, and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our share price or our debt ratings.**

Management, through documentation, testing and assessment of our internal control over financial reporting has concluded that our internal control over financial reporting had a material weakness in accounting for income taxes as of December 31, 2010 and December 31, 2011. See Item 9A—Controls and Procedures. If we are unable to effectively remediate this material weakness in a timely manner, or if we identify one or more additional material weaknesses in the future, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our share price or our debt ratings.

Our multi-national tax structure is complex, and we have reported a material weakness in our financial reporting for income taxes in 2010 and 2011 and restated our previously reported provision for income taxes. The existence of a material weakness in our internal control over financial reporting increases the risk that we will not be able to obtain the expected benefits of our tax structure. In the course of remediating the material weakness, we may find additional historical errors in our accounting for income taxes or discover new facts that cause us to reach different conclusions with respect to unrecognized tax benefits or otherwise change our existing opinion of these matters. This could result in increasing our tax expense for historical periods and reducing our net current and deferred tax assets, which could have an adverse effect on our financial results and our share price or our debt ratings.

We cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our share price.

**Changes in tax laws could adversely impact our results.**

On June 26, 2002, the shareholders and Board of Directors of Weatherford International, Inc. ("Weatherford Delaware") approved our corporate reorganization, and Weatherford International Ltd. ("Weatherford Bermuda"), a newly formed Bermuda company, became the parent holding company of Weatherford International, Inc. During the first quarter of 2009, we completed a transaction in which Weatherford Bermuda became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock company ("Weatherford Switzerland"), and holders of our common shares received one registered share of Weatherford Switzerland for each common share of Weatherford Bermuda that they held. We refer to this transaction as the "redomestication." There are frequently legislative proposals in the United States that attempt to treat companies that have undertaken similar transactions as U.S. corporations subject to U.S. taxes or to limit the tax deductions or tax credits available to United States subsidiaries of these corporations. The realization of the tax benefit of this reorganization and redomestication could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdictions. The inability to realize this benefit could have a material impact on our financial statements.

**The anticipated benefits of moving our principal executive offices to Switzerland may not be realized, and difficulties in connection with moving our principal executive offices could have an adverse effect on us.**

In connection with the redomestication, we relocated our principal executive offices from Houston, Texas to Geneva, Switzerland. We may face significant challenges in relocating our executive offices to a different country, including difficulties in retaining and attracting officers, key personnel and other employees and challenges in maintaining our executive offices in a country different from the country where other employees, including corporate support staff, are located. Employees may be uncertain about their future roles within our organization as a result of the redomestication. Management may also be required to devote substantial time to the redomestication and related matters, which could otherwise be devoted to focusing on ongoing business operations and other initiatives and opportunities. In addition, we may not realize the benefits we anticipate from the redomestication, including the benefit of moving to a location that is more centrally located within our area of worldwide operations. Any such difficulties could have an adverse effect on our business, results of operations or financial condition.

**The rights of our shareholders are governed by Swiss law and documents following the redomestication.**

Following the redomestication, the rights of our shareholders are governed by Swiss law and Weatherford Switzerland's articles of association and organizational regulations. The rights of shareholders under Swiss law differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, directors of Weatherford Switzerland may be removed by shareholders with or without cause, but such removal requires the vote of shareholders holding at least 66 2/3% of the voting rights and the absolute majority of the par value of the registered shares represented at the meeting as well as a quorum of at least two-thirds of the registered shares recorded in the share register.

**We hold shareholder meetings in Switzerland, and our required quorum for those meetings is lower.**

We hold shareholders meetings in Switzerland, which may make attendance in person more difficult for some investors. For shareholders meetings for Weatherford-Switzerland for the transaction of any business other than removal of a director or certain other specified resolutions, a quorum comprises at least one-third of the registered shares recorded in the share register and entitled to vote (and at least two-thirds of the registered shares recorded in the share register and entitled to vote for the removal of directors and certain other specified resolutions).

**Shareholder dissatisfaction with our executive compensation could deter investors from holding our shares, thus reducing our share price, and could negatively impact our ability to provide adequate incentives to recruit, retain and motivate management.**

Competition for experienced and qualified executive talent in the energy industry can be significant, and recruitment and retention of executive talent is challenging. Our failure to provide adequate incentives to our management could result in executive departures and could make recruiting replacements difficult, which could negatively affect our operational and financial performance.

In 2010, the Compensation Committee of our Board of Directors overhauled our executive compensation program to provide greater linkage between performance and compensation. The net result of these actions was the elimination of a variety of rights and benefits previously provided to our executives and a substantial reduction in our overall compensation package to executives as compared to prior years. Following these actions, four of our executive officers left the company in 2010.

In 2011, we submitted to our shareholders an advisory vote regarding our executive compensation, known as "say-on-pay". Our shareholders voted 56% against and 44% in favor of the proposal. We will hold a say-on-pay vote again in 2012.

Our proxy disclosure regarding compensation may lead investors to conclude that the correlation between our executive pay and performance is weaker than it actually is. For example:

- We will report our Chief Executive Officer's compensation for 2011 in the summary compensation table in our proxy statement in accordance with applicable regulations, which will include accounting amortization expense related to a discontinued executive retirement plan. This amortized compensation expense disclosure is required even though our CEO has been vested in these benefits for more than three years, we made no contributions to the plan on his behalf in 2011, and any benefit he ultimately receives under the plan will be linked directly to our share price (i.e., performance), which may be significantly different from this amortized value.
- We also will report historical grant-date accounting values of performance-based equity awards in the summary compensation table. However, in periods in which the company's equity returns did not achieve pre-established goals, the realized value of these awards was zero. This reporting could lead shareholders to believe that our CEO received more compensation in 2011 and prior years than he actually realized, causing some shareholders to vote against our "say-on-pay" proposal in 2012.

We endeavor to provide incentives to our executives to maximize shareholder value and encourage retention. We will also endeavor to satisfy shareholders that our executive compensation program is designed to promote long-term shareholder value. We may not be successful in these endeavors. Our failure to do so could lead to shareholder dissatisfaction, a negative vote on our say-on-pay proposal in 2012 and greater difficulty in attracting and retaining management talent, any or all of which could negatively affect our share price and in some instances could result in costly shareholder lawsuits.

**Item 1B.** ***Unresolved Staff Comments***

None.

**Item 2.** ***Properties***

Our operations are conducted in approximately 100 countries and we have manufacturing facilities and sales, service and distribution locations throughout the world. The following table describes our major facilities as of December 31, 2011:

| Location | Owned/ Leased | Principal Services and Products Offered or Manufactured |
|---|---|---|
| **North America:** | | |
| Huntsville, Texas | Owned | Liner systems and solid expandables |
| New Brighton, Minnesota | Owned | Water well and industrial screens |
| Nisku, Alberta, Canada | Owned | Conventional pumping units, drilling services, fishing and wireline |
| San Antonio, Texas | Leased | Artificial lift systems |
| Schriever, Louisiana | Owned | Cementation manufacturing. plant and well construction services |
| **Latin America:** | | |
| Altamira, Mexico | Leased | Cased hole, directional drilling, testing services |
| Ciudad Del Carmen, Mexico | Leased | Wireline |
| Ojeda, Venezuela | Owned | Artificial lift systems |
| Reynosa, Mexico | Leased | Cased hole completion, drilling tolls, fishing and well testing |
| Rio de Janeiro, Brazil | Owned | Conventional pumping units, manufacturing and service center |
| Poza Rica, Mexico | Leased | Integrated drilling |
| Venustiano Carranza, Mexico | Owned | Office, warehouse, housing area |
| Villahermosa, Mexico | Leased | Borehole seismic, cased hole |
| **Europe/West Africa/FSU:** | | |
| Langenhagen, Germany | Leased | Manufacturing |
| Lukhovitsy, Russia | Owned | Pipeline and specialty services |
| Nizhnevartovsk, Russia | Owned | Drilling, sidetracking, wireline, fishing, well workover and tool rental |
| Stavanger, Norway | Leased | Casing exit, cementing, directional drilling and fishing |
| **Middle East/North Africa/Asia:** | | |
| Abu Dhabi, UAE | Leased | Manufacturing |
| Dongyin, China | Leased | Progressing cavity pumps |
| Shifang, China | Owned | Pump jacks and wellhead |
| **Corporate:** | | |
| Geneva, Switzerland | Leased | Headquarters |
| Houston, Texas | Leased | Corporate offices |

**Item 3.** ***Legal Proceedings***

In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention limits and deductibles with respect to our insurance.

Please see the following:

- "Item 1. Business—Other Business Data—Federal Regulation and Environmental Matters," which is incorporated by reference into this item.
- "Item 1A. Risk Factors—We are involved in several governmental and internal investigations, which are costly to conduct, have resulted in a loss of revenue and may result in substantial financial penalties," which is incorporated by reference into this item.
- "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 16—Disputes, Litigation and Contingencies".

Although we are subject to various ongoing items of litigation, we do not believe it is probable that any of the items of litigation to which we are currently subject will result in any material uninsured losses to us. It is possible, however, an unexpected judgment could be rendered against us in the cases in which we are involved that could be uninsured and beyond the amounts we currently have reserved and in some cases those losses could be material.

**Item 4.** ***Mine Safety Disclosures***

Not applicable.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our shares are traded under the symbol "WFT" on the New York Stock Exchange ("NYSE"), the Euronext-Paris exchange and, as of November 17, 2010, the SIX Swiss Stock Exchange. As of March 8, 2012, there were 2,512 shareholders of record. The following table sets forth, for the periods indicated, the range of high and low sales prices per share for our stock as reported on the NYSE.

| | Price | |
|---|---|---|
| | High | Low |
| Year ending December 31, 2011 | | |
| First Quarter | $26.25 | $19.56 |
| Second Quarter | 23.41 | 16.65 |
| Third Quarter | 22.76 | 12.12 |
| Fourth Quarter | 16.85 | 10.85 |
| Year ending December 31, 2010 | | |
| First Quarter | $20.88 | $14.63 |
| Second Quarter | 18.80 | 12.34 |
| Third Quarter | 17.60 | 12.68 |
| Fourth Quarter | 22.98 | 16.70 |

On March 13, 2012, the closing sales price of our shares as reported by the New York Stock Exchange was $16.43 per share. We have not declared or paid cash dividends on our shares since 1984.

Under our restricted share plan, employees may elect to have us withhold shares to satisfy minimum statutory federal, state and local tax withholding obligations arising on the vesting of restricted stock awards and exercise of options. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the shares withheld, which could be deemed a purchase of shares by us on the date of withholding. During the quarter ended December 31, 2011, we withheld shares to satisfy these tax withholding obligations as follows:

| Period | No. of Shares | Average Price |
|---|---|---|
| October 1 – October 31, 2011 | 15,767 | $13.06 |
| November 1 – November 30, 2011 | 7,808 | 16.21 |
| December 1 – December 31, 2011 | 136,965 | 13.49 |

Information concerning securities authorized for issuance under equity compensation plans is set forth in Part III of this report under "Item 12(d). Security Authorized for Issuance Under Equity Compensation Plans," which is incorporated by reference into this Item.

*Performance Graph*

This graph compares the yearly cumulative return on our shares with the cumulative return on the Dow Jones U.S. Oil Equipment & Services Index and the Dow Jones U.S. Index for the last five years. The graph assumes the value of the investment in our shares and each index was $100 on December 31, 2006. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Weatherford specifically incorporates it by reference into such filing.



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## Item 6. *Selected Financial Data*

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," both contained in this report. The following information may not be indicative of our future operating results.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| | | **(Restated)** | **(Restated)** | **(Restated)** | **(Restated)** |
| | | *(In millions, except per share amount)* | | | |
| Statements of Operations Data: | | | | | |
| Revenues | $12,990 | $10,221 | $ 8,833 | $ 9,601 | $ 7,832 |
| Operating Income | 1,324 | 782 | 690 | 1,950 | 1,644 |
| Income (Loss) From Continuing Operations Attributable to Weatherford | 262 | (152) | 124 | 1,194 | 927 |
| Basic Earnings (Loss) Per Share From Continuing Operations Attributable To Weatherford | 0.35 | (0.20) | 0.17 | 1.75 | 1.37 |
| Diluted Earnings (Loss) Per Share From Continuing Operations Attributable To Weatherford | 0.34 | (0.20) | 0.17 | 1.71 | 1.33 |
| Balance Sheet Data: | | | | | |
| Total Assets | $21,185 | $19,207 | $18,770 | $16,458 | $13,204 |
| Long-term Debt | 6,286 | 6,530 | 5,847 | 4,564 | 3,066 |
| Shareholders' Equity | 9,553 | 9,260 | 9,254 | 7,978 | 7,245 |
| Cash Dividends Per Share | — | — | — | — | — |

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") begins with an executive overview which provides a general description of our company today, a synopsis of industry market trends, insight into management's perspective of the opportunities and challenges we face and our outlook for 2012. Next, we analyze the results of our operations for the last three years, including the trends in our business. Then we review our cash flows and liquidity, capital resources and contractual commitments. We conclude with an overview of our critical accounting judgments and estimates and a summary of recently issued accounting pronouncements.

The "Company," "we," "us" and "our" refer to Weatherford International Ltd., a Swiss joint-stock corporation, or, prior to February 26, 2009, to Weatherford International Ltd., a Bermuda exempted company, which, as of that date, became a direct, wholly owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation, in either case on a consolidated basis.

As discussed in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2—Restatement of the Consolidated Financial Statements," we have restated our previously issued audited consolidated financial statements for fiscal years ended December 31, 2010 and 2009 and our unaudited condensed consolidated financial statements for each of the quarters within 2010 and 2011. Accordingly, Management's Discussion and Analysis of Financial Condition and Results of Operations have been revised for the effects of the restatement.

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in "Item 8. Financial Statements and Supplementary Data." Our discussion includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions we consider reasonable. For information about these assumptions, you should refer to the section entitled "Item 1. Business—Forward-Looking Statements" and the section "Item 21A.—Risk Factors".

## Overview

### *General*

Our principal business is to provide equipment and services to the oil and natural gas exploration and production industry both on land and offshore, through our ten product and service lines: (1) artificial lift systems, (2) stimulation and chemicals services, (3) drilling services, (4) well construction, (5) integrated drilling, (6) completion systems, (7) drilling tools, (8) wireline and evaluation services, (9) re-entry and fishing and (10) pipeline and specialty services. We may sell our products and services separately or may bundle them together to provide integrated solutions, up to and including integrated well construction where we are responsible for the entire process of drilling, constructing and completing a well. Our customers include both exploration and production companies and other oilfield service companies. Depending on the service line, customer and location, our contracts vary in their terms, provisions and indemnities. We earn revenues under our contracts when products and services are delivered. Typically, we provide products and services at a well site where our personnel and equipment may be located together with personnel and equipment of our customer and third parties, such as other service providers.

We conduct operations in approximately 100 countries and have service and sales locations in nearly all of the oil and natural gas producing regions in the world. Our operational performance is segmented and reviewed on a geographic basis and we report the following regions as separate, distinct reporting segments: (1) North America; (2) Latin America; (3) Europe/West Africa/FSU; and (4) Middle East/North Africa/Asia.

### *Industry Trends*

Changes in the current price and expected future prices of oil and natural gas influence the level of energy industry spending. Changes in expenditures result in an increased or decreased demand for our products and services. Rig count is an indicator of the level of spending for the exploration for and production of oil and natural gas reserves. The following chart sets forth certain statistics that reflect historical market conditions:

| | WTI Oil (a) | Henry Hub Gas (b) | North American Rig Count (c) | International Rig Count (c) |
|---|---|---|---|---|
| 2011 | $98.83 | $2.99 | 2,432 | 1,180 |
| 2010 | 91.38 | 4.41 | 2,108 | 1,118 |
| 2009 | 79.36 | 5.57 | 1,485 | 1,113 |

(a) Price per barrel as of the last business day of the year indicated—*Source:* Thomson Reuters

(b) Price per MM/BTU as of the last business day of the year indicated—*Source:* Thomson Reuters

(c) Average rig count for December—*Source:* Baker Hughes Rig Count and other third-party data

Oil prices fluctuated during 2011, ranging from a high of $113.93 per barrel at the end of April to a low of $75.67 per barrel in early October. Natural gas ranged from a high of $4.87 MM/BTU in early June to a low of $2.99 MM/BTU at the end of December. Factors influencing oil and natural gas prices during the period include hydrocarbon inventory levels, realized and expected global economic growth, realized and expected levels of hydrocarbon demand, levels of spare production capacity within the Organization of Petroleum Exporting Countries ("OPEC"), weather and geopolitical uncertainty.

### *Opportunities and Challenges*

Our industry offers many opportunities and challenges. The cyclicality of the energy industry impacts the demand for our products and services. Certain of our products and services, such as our drilling and evaluation services, well installation services and well completion services, depend on the level of exploration and development activity and the completion phase of the well life cycle. Other products and services, such as our production optimization and artificial lift systems, are dependent on production activity. We have created a long-term strategy aimed at growing our businesses, servicing our customers, and most importantly, creating value for our shareholders. The success of our long-term strategy will be determined by our ability to manage effectively any industry cyclicality, respond to industry demands and successfully maximize the benefits from our acquisitions.

### *Outlook*

We believe the long-term outlook for our businesses is favorable. As decline rates accelerate and reservoir productivity complexities increase, our clients will face growing challenges securing desired rates of production growth. These challenges increase our customers' requirements for technologies that improve productivity and efficiency and increase demand for our products and services. These phenomena provide us with a positive outlook over the longer term.

The level of improvement in our businesses in 2012 will continue to depend heavily on pricing and volume increases, our control of costs and our ability to further penetrate existing markets with our younger technologies, as well as to successfully introduce these technologies to new markets.

For 2012, we maintain a positive outlook with respect to increases in North American revenue and profitability. Assuming a flat rig count, we expect our fourth quarter 2012 revenue to increase modestly compared to 2011 exit rates and also expect operating profit to increase, comparing the same periods. We believe the predominance of oil activity in Canada and the strength of oil-based activity in the United States will more than offset likely declines in natural gas related activity in the North American market. As a result, our artificial lift, production optimization, formation evaluation, open hole completion and wireline product lines should show meaningful growth compared to 2011. However, in our stimulation and chemicals product lines, we anticipate comparative weakness and a correction due to low barriers to entry, rapid expansion of capacity, a migration from natural gas activity to oil activity and improvements in stimulation efficiency.

Similar to 2011, Latin America should continue to grow revenue and profitability in 2012 with activity improvements expected in Argentina, Brazil, Colombia, Mexico and Venezuela. In the Eastern Hemisphere, we expect 2012 to be a better year than 2011 with growth in Europe and Russia and stronger activity levels in Iraq, Kuwait and Saudi Arabia, as well as Australia and China. In addition, our ability to grow our business aggressively will rely on our demonstration of a high level of operational efficacy for our clients including the efficiency of mobilization related to planned startups. The recruitment, training and retention of personnel will also be a critical factor in growing our businesses. The continued and increasing strength of the industry, including client spending, will be highly dependent on many external factors, such as world economic and political conditions, member-country quota compliance within OPEC and weather conditions, including the factors described under "—Forward-Looking Statements."

**Results of Operations**

The following charts contain selected financial data comparing our consolidated and segment results from operations for 2011, 2010 and 2009. See "Notes to Consolidated Financial Statements—Note 18—Segment Information" for additional information regarding variances in operating income.

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | **(Restated)** | **(Restated)** |
| | *(In millions, except percentages and per share data)* | | |
| Revenues: | | | |
| North America | $ 6,023 | $ 4,167 | $2,762 |
| Middle East/North Africa/Asia | 2,441 | 2,451 | 2,373 |
| Europe/West Africa/FSU | 2,300 | 1,984 | 1,619 |
| Latin America | 2,226 | 1,619 | 2,079 |
| | 12,990 | 10,221 | 8,833 |
| Operating Income (Expense): | | | |
| North America | 1,262 | 696 | 192 |
| Middle East/North Africa/Asia | 30 | 268 | 445 |
| Europe/West Africa/FSU | 296 | 241 | 224 |
| Latin America | 253 | 51 | 278 |
| Research and Development | (245) | (216) | (196) |
| Corporate | (198) | (172) | (177) |
| Revaluation of Contingent Consideration | — | 13 | 24 |
| Severance, Exit and Other Adjustments | (74) | (99) | (100) |
| | 1,324 | 782 | 690 |
| Interest Expense, Net | (453) | (406) | (367) |
| Bond Tender Premium | — | (54) | — |
| Devaluation of Venezuelan Bolivar | — | (64) | — |
| Other, Net | (107) | (53) | (36) |
| Provision for Income Tax | (486) | (339) | (137) |
| Net Income per Diluted Share | 0.34 | (0.20) | 0.17 |
| Depreciation and Amortization | 1,135 | 1,047 | 909 |

### *Revenues*

The following chart contains the percentage distribution of our consolidated revenues by product line for 2011, 2010 and 2009:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Artificial Lift Systems | 17% | 15% | 14% |
| Stimulation and Chemicals Services | 17 | 12 | 8 |
| Drilling Services | 17 | 17 | 16 |
| Well Construction | 12 | 14 | 15 |
| Integrated Drilling | 11 | 12 | 14 |
| Completion Systems | 8 | 8 | 11 |
| Drilling Tools | 6 | 8 | 8 |
| Wireline and Evaluation Services | 6 | 6 | 6 |
| Re-entry and Fishing | 5 | 6 | 6 |
| Pipeline and Specialty Services | 1 | 2 | 2 |
| Total | 100% | 100% | 100% |

Consolidated revenues increased $2.8 billion, or 27%, in 2011 compared to 2010. North American revenues increased $1.9 billion, or 45%, compared to the prior year, on a 21% increase in rig count. International revenues increased $914 million, or 15%, on a 7% rig count increase. Latin America was the strongest contributor to our year-over-year international revenue growth. From a product line perspective, our artificial lift, drilling services and stimulation and chemicals product lines experienced the strongest growth in 2011.

Consolidated revenues increased $1.4 billion, or 16%, in 2010 as compared to 2009. North American revenue increased $1.4 billion, or 51%, in 2010 when compared to the prior year, on a 45% increase in rig count. International revenues were essentially flat compared to 2009. An 11% increase in Eastern Hemisphere revenues was offset by a decline in Latin America. Our artificial lift, drilling services and stimulation and chemicals product lines were strong contributors to the year-over-year increase.

### *Operating Income*

Consolidated operating income increased $542 million, or 69%, in 2011 compared to 2010. Our operating segments contributed $585 million of the increase. This incremental operating income was partially offset by a $29 million increase in research and development expenditures, a $25 million increase in corporate general and administrative expenses and a $13 million decrease in the gain recognized on the revaluation of contingent consideration associated with the OFS acquisition. Research and development expenditures represented a consistent 2% of revenues in both 2010 and 2011. The increase in our corporate general and administrative expenses is primarily attributable to increased professional services fees. The revaluation of contingent consideration associated with the 2009 OFS acquisition resulted in the recognition of a $12 million gain in 2010 prior to our settlement of the contingent consideration terms in November 2010.

Consolidated operating income increased $92 million, or 13%, in 2010 as compared to 2009. Our operating segments contributed $117 million of incremental operating income during 2010 as compared to the prior year. This incremental income was partially offset a $20 million increase in research and development expenditures over 2009. Research and development expenditures represented a consistent 2% of revenues in both years. The revaluation of contingent consideration associated with the OFS acquisition offset $12 million of the incremental operating income contributed by our operating segments, as we recognized a gain of $12 million in 2010 compared to a gain of $24 million in 2009.

We incurred $74 million of severance, exit and other charges during 2011, which included $10 million of costs incurred in connection with on-going investigations by the U.S. government, $9 million associated with the termination of a corporate consulting contract and severance, exit and other charges totaling $55 million.

We incurred $99 million of severance, exit and other charges incurred during 2010, which include a $38 million charge related to our Supplemental Executive Retirement Plan ("SERP") which was frozen on March 31, 2010, $61 million in severance and facility closure costs and $7 million in legal and professional fees incurred in connection with our on-going investigations. These charges were offset by a $7 million benefit related to the reversal of prior cost accruals for our exit from sanctioned countries.

We incurred exit and restructuring charges during 2009 of $100 million, which was comprised of $45 million in legal and professional fees incurred in connection with our on-going investigations, $52 million in severance and facility closure costs and $4 million for unusable assets and cost accruals in certain sanctioned countries.

***Devaluation of Venezuelan Bolivar***

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two tier exchange structure. The official exchange moved from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods and services. In connection with this devaluation, we incurred a charge of $64 million in the first quarter of 2010 for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation.

***Interest Expense, Net***

Interest expense, net increased $48 million, or 12% in 2011 compared to 2010. This increase was primarily the result of replacing our short-term debt with higher-rate senior notes through the debt offering and bond tender completed in the second half of 2010, as well as due to increased levels of debt.

Interest expense, net increased $39 million, or 11% in 2010 compared to 2009. The increase in interest expense was primarily attributable to an overall increase in our long-term debt balance when compared to 2009, as we refinanced lower-rate short-term debt with higher interest bearing long-term debt. In addition, in September 2010 we completed a $1.4 billion long-term debt offering, and in October 2010, we completed a tender offer, repurchasing $700 million of our senior notes due 2012 and 2013. This activity temporarily increased the balance of our borrowings and contributed to the increase in interest expense.

***Bond Tender Premium***

In September 2010, we commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, in September 2010, we repurchased $167 million of our 6.625% senior notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase. In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% senior notes due 2012 and 5.15% senior notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

***Other Expense, Net***

Other expense, net increased $53 million in 2011 compared to 2010, mostly due to an increase in foreign currency exchange losses incurred as the result of the strengthening U.S. dollar. Other expense, net increased $17 million, or 47% in 2010 compared to 2009. This increase was also due to the weakening of foreign currencies to the U. S. dollar.

### *Income Taxes*

Our provision for income taxes was $486 million in 2011, $339 million in 2010 and $137 million in 2009. The increase in our provision for income taxes during 2011 was primarily due to higher income tax expense related to increases in reserves for unrecognized tax benefits, deferred tax adjustments for additional valuation allowances, withholding tax on the redemption of equity in one of our U.S. subsidiaries and changes in our geographic earnings mix. The increase in our provision for income taxes during 2010 was primarily due to additional reserves for unrecognized tax benefits, deferred tax adjustments for additional valuation allowances, tax expense related to the reorganization of our operations in Latin America, minimum tax in Mexico, curtailment expense on our SERP for which no related tax benefit was recorded and changes in our geographic earnings mix, all of which are partially offset by a tax benefit related to the devaluation of the Venezuelan bolivar.

### *Restatement of Interim Financial Statements*

We have restated quarterly periods ended March 31, June 30 and September 30, 2011, and all four quarters of 2010 due to errors noted in the Company's recognition of current taxes payable, certain deferred tax assets and liabilities, reserves for unrecognized tax benefits and current and deferred income tax expense. In addition to the adjustments recorded to address our tax errors, we recorded other adjustments to correct previously identified immaterial errors affecting operating income. The following paragraphs update our Management's Discussion and Analysis for the interim periods ended March 31, June 30, and September 30 and the comparable prior year periods.

| | 2011 Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In millions) | | | | |
| Income Tax Provision, as Reported | $19 | $46 | $ 82 | $221 | $368 |
| Adjustment | 27 | 30 | 61 | — | 118 |
| Restated | $46 | $76 | $143 | $221 | $486 |

| | 2010 Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In millions) | | | | |
| Income Tax Provision, as Reported | $3 | $40 | $54 | $201 | $298 |
| Adjustment | 2 | 6 | 5 | 28 | 41 |
| Restated | $5 | $46 | $59 | $229 | $339 |

Restated results for 2011 include a reduction to net income attributable to Weatherford of approximately $22 million, $34 million and $60 million for the first, second and third quarters, respectively, primarily attributable to an increase in our tax expense related to an increase in reserves for unrecognized tax benefits and withholding taxes.

The $41 million correction of income tax expense in 2010 resulted from an additional $23 million of reserves for unrecognized tax benefits, $21 million in deferred tax adjustments for additional valuation allowances, offset by a benefit of $3 million in other net adjustments to our current and deferred tax accounts. The correction of these tax errors and the immaterial errors impacting operating income resulted in a reduction to net income of approximately $1 million, $6 million, $6 million and $28 million for the first, second, third and fourth quarters, respectively.

For the three months ended March 31, 2011, we had a tax provision of $46 million on income before taxes of $85 million. Our tax provision for the three months ended March 31, 2011 includes tax benefits of $6 million related to certain prior period expenses for which a benefit could not be recorded in the prior periods. For the three months ended March 31, 2010, we had a tax provision of $5 million on a pretax loss of $60 million that includes curtailment expense for our SERP for which no related tax benefit was recorded. Our tax provision for the three months ended March 31, 2010 includes the tax impact of changes in our geographic earnings mix, which is partially offset by a tax benefit related to the devaluation of the Venezuelan bolivar.

For the three and six months ended June 30, 2011, we had a tax provision of $76 million and $122 million on income before taxes of $156 million and $241 million, respectively. Our tax provision for the three and six months ended June 30, 2011 includes discrete tax benefits of $22 million and $28 million, respectively which includes benefits related to certain prior period expenses for which a benefit could not be recorded in prior periods and reductions in the tax provisions of certain jurisdictions that were recorded in prior periods.

For the three months ended June 30, 2010, we had a tax provision of $46 million on a pretax loss of $5 million that includes an $82 million loss on the fair value adjustment to the put option issued in connection with the OFS acquisition for which no tax benefit has been recorded. For the six months ended June 30, 2010, we had a tax provision of $51 million on a pretax loss of $65 million that includes the loss related to the put option issued in connection with the OFS acquisition and curtailment expense on our SERP for which no related tax benefit was recorded. Our tax provision for the six months ended June 30, 2010 also includes the tax impact of changes in our geographic earnings mix, partially offset by a tax benefit related to the devaluation of the Venezuelan bolivar.

For the three and nine months ended September 30, 2011, we had a tax provision of $143 million and $265 million on income before taxes of $276 million and $517 million, respectively. Our tax provision for the three and nine months ended September 30, 2011 includes discrete tax benefits of $11 million and $39 million, respectively, which includes benefits related to certain prior period expenses for which a benefit could not be recorded in prior periods, reductions in the tax provisions of certain jurisdictions that were recorded in prior periods and the resolution of previously unrecognized tax benefits.

For the three months ended September 30, 2010, we had a tax provision of $59 million on income before taxes of $153 million. Our income before taxes for the three months ended September 30, 2010 includes a $90 million gain on the fair value adjustment to the put option issued in connection of the OFS acquisition for which no tax expense was recorded. For the nine months ended September 30, 2010, we had a provision of $110 million on income before taxes of $88 million that includes curtailment expense on our SERP for which no related tax benefit was recorded. Our tax provision for the nine months ended September 30, 2010 includes the tax impact of changes in our geographic earnings mix, which is partially offset by a tax benefit related to the devaluation of the Venezuelan bolivar.

## Segment Results

### *North America*

North American revenues increased $1.9 billion, or 45%, in the current year as compared to the prior year. This increase outpaced the 21% increase in average rig count in North America over the comparable period. Revenues from our artificial lift, drilling services and stimulation and chemicals product lines were the strongest contributors to our year-over-year increase in revenue.

North American revenues increased $1.4 billion, or 51%, in the 2010 as compared to 2009 and outpaced a 45% increase in average North American rig count over the comparable period. The strong performance in the U.S. land market, an overall increase in North American drilling activity, and price improvements more than offset a weak Gulf of Mexico environment. Revenues from our artificial lift, drilling services and stimulation and chemicals product lines were the strongest contributors to our year-over-year increase in revenue.

Operating income grew $568 million or 82%, in 2011 compared to 2010. Operating margins grew to 21% in the current year, compared to 17% in 2010. Increases in volume and pricing contributed to the improved margins over the comparable period of the prior year.

Operating income increased $504 million, or 263% in 2010 as compared to the prior year. Operating margins were 17% in 2010 compared to 7% in 2009. The increase in operating income and margins is attributable to increased onshore activity in the U.S., the realization of prior cost reduction efforts, a more favorable sales mix and improved pricing.

### *Middle East/North Africa/Asia*

Middle East/North Africa/Asia revenues decreased $10 million, or less than 1%, during 2011 compared to 2010. Rig count for the region was essentially flat for the period. The decline in revenues is in part attributable to the political turmoil in the Middle East and North Africa and the deconsolidation of three joint ventures. Our artificial lift systems and integrated drilling product lines were the strongest contributors in the region and served to mitigate the decline.

Middle East/North Africa/Asia revenues increased $78 million, or 3%, in 2010 as compared to 2009 with a 7% increase in rig count over the comparable period. Within the region our integrated drilling product line continued as the strongest performer from a service line perspective.

Operating income decreased $238 million, or 90%, during 2011 as compared to 2010. Operating margins were 2% in 2011, compared to 11% in 2010. The results for the year ended December 31, 2011, were negatively impacted by the conflict in Libya and the political disturbances in other parts of the Middle East and North Africa. Following an assessment of our assets in Libya we recognized an expense of $67 million primarily to establish a reserve against accounts receivable, inventory and machinery and equipment.

Operating income decreased $177 million, or 40%, during 2010 compared to the prior year. Operating margins decreased from 19% in 2009 to 11% in 2010. The decline in operating income and margins was primarily the result of higher mobilization costs and operating delays related to operations in certain countries as well as a full year's impact of lower pricing and a less favorable sales mix.

### *Europe/West Africa/FSU*

Revenues in our Europe/West Africa/FSU segment increased $316 million, or 16%, in 2011 compared to the prior year with a 22% rig count increase over the comparable period. Our drilling services and stimulation and chemicals product lines were the strongest contributors to the year-over-year growth.

Revenues in our Europe/West Africa/FSU segment increased $366 million, or 23%, in 2010 compared to the prior year compared to a 34% rig count increase over the comparable period. The increase in revenue was largely attributable to our acquisition of OFS in July 2009.

Operating income increased $55 million, or 23%, during the current year compared to the prior year. Operating margins were 13% in 2011 and 12% in 2010.

Operating income increased $17 million, or 8%, during 2010 compared to 2009. Operating margins were 12% in 2010 and 14% in 2009. The decline in operating margins was primarily due to a $6 million one-time depreciation charge as a result of finalizing third-party asset valuations in connection with the OFS acquisition, higher than usual year-end inventory write-offs, pricing declines and changes in sales mix over the comparable period.

### *Latin America*

Latin American revenues grew $608 million, or 38%, in the current year compared to the prior year, outpacing an 11% increase in average rig count for the region. The increase in revenue was mostly due to improved demand in our artificial lift, drilling services and stimulation and chemicals product lines. Geographically, Colombia, Mexico and Venezuela had significant revenue improvements.

Revenues in our Latin American segment decreased $460 million, or 22%, in 2010 as compared to 2009 against an average rig count increase of 8% over the comparable period. The decline in revenue was due to reduced project activity in Mexico, while Brazil and Colombia posted strong operational results partially offsetting the decline in Mexico.

Operating income for Latin America increased $202 million, or 395%, in 2011 as compared to 2010. Operating margins were 11% in the current year, compared to 3% in 2010. A main driver to this increase was the resumption of drilling activity on our project work in Mexico, which had slowed to near zero in 2010.

Operating income decreased $227 million, or 82% in 2010 over 2009. Operating margins decreased from 13% in 2009 to 3% in 2010. The decline in operating income and operating margins is attributable to the reduced scale of project work in Mexico and the revisions to our profitability estimates on project management contracts in the country. During the quarter ended September 30, 2010, we incurred a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico, as the client requested a slowdown in drilling activity to near zero while they re-evaluated the pace of drilling and capital expenditures in the current year. As a result, the contracts will take longer to complete than originally estimated. In addition, a $32 million reserve was taken against accounts receivable balances in Venezuela in light of the country's economic prognosis.

## Liquidity and Capital Resources

### *Sources of Liquidity*

Our sources of available liquidity include cash and cash equivalent balances, cash generated from operations, commercial paper, and committed availabilities under bank lines of credit. We also historically have accessed banks for short-term loans from uncommitted borrowing arrangements and the capital markets with debt, equity and convertible bond offerings. From time to time we may enter into transactions to factor accounts receivable or dispose of businesses or capital assets that are no longer core to our long-term growth strategy.

### *Committed Borrowing Facility*

Prior to July 2011, we maintained a $1.75 billion unsecured, revolving credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent. On July 13, 2011, we amended the Credit Agreement to increase the facility size from $1.75 billion to $2.25 billion, extend the scheduled maturity date from October 15, 2013 to July 13, 2016 and decrease interest rate margins under the facility. The Credit Agreement, as amended, can be used for a combination of borrowings, support for our $1.5 billion commercial paper program and issuances of letters of credit. This agreement requires that we maintain a ratio of debt-to-total capitalization ratio of less than 60%. We were in compliance with this covenant at December 31, 2011.

We have a $1.5 billion commercial paper program under which we may from time to time issue short-term, unsecured notes. Our commercial paper issuances are supported by the Credit Agreement.

The following is a recap of our availability under the Credit Agreement at December 31, 2011 (in millions):

| | |
|---|---|
| Facility | $ 2,250 |
| Less uses of facility: | |
| Amount drawn | — |
| Commercial paper | 997 |
| Letters of credit | 64 |
| Availability | $ 1,189 |

### *Accounts Receivable Factoring*

In 2010, we entered into an accounts receivable factoring program to sell accounts receivable related to Latin America to third party financial institutions. We sold approximately $395 million under this program during 2010. These transactions qualified for sale accounting under the accounting standards. The proceeds received through December 31, 2010 were included in operating cash flows in our Consolidated Statement of Cash Flows.

We sold approximately $65 million under this program during 2011, received cash totaling $64 million and recognized a loss of $1 million on these sales. These transactions qualified for sale accounting under the accounting standards. The proceeds received on the initial sale and collection of the deferred amounts through December 31, 2011 are included in operating cash flows in our Consolidated Statement of Cash Flows.

***Secured Loan Agreement***

In June 2010, we entered into a secured loan agreement with a third-party financial institution and received proceeds of $180 million. The note bears interest at a rate of 4.82% and is being repaid in monthly installments over seven years. The loan is secured by assets located in the United States, and is included in long-term debt on our Condensed Consolidated Balance Sheet.

***Cash Requirements***

During 2012, we anticipate our cash requirements will include interest payments on our outstanding debt, the repayment of $273 million of senior notes due in the second quarter of 2012, working capital needs and capital expenditures. Our cash requirements may also include opportunistic business acquisitions and an indeterminate amount to settle the governmental investigations described above. Consistent with 2011, we anticipate funding these requirements from cash generated from operations, availability under our committed borrowing facility, the issuance of commercial paper and potential proceeds from disposals of businesses or capital assets that are no longer core to our long-term growth strategy.

Capital expenditures for 2012 are projected to be between 10% and 15% of our revenues. The amounts ultimately spent will depend on a number of factors including the type of contracts we enter into, asset availability and our expectations with respect to industry activity levels in 2013. The expenditures are expected to be used primarily to support anticipated near-term growth. Capital expenditures during the year ended December 31, 2011 were $1.5 billion.

***Contractual Obligations***

The following summarizes our contractual obligations and contingent commitments by period. The obligations we pay in future periods may vary due to certain assumptions including the duration of our obligations and anticipated actions by third parties.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | **2012** | **2013 and 2014** | **2015 and 2016** | **Thereafter** | **Total** |
| | | | *(In millions)* | | |
| Short-term debt | $1,011 | $ — | $ — | $ — | $ 1,011 |
| Long-term debt (a) | 310 | 598 | 404 | 5,253 | 6,565 |
| Interest on long-term debt | 427 | 799 | 766 | 3,948 | 5,940 |
| Noncancellable operating leases | 173 | 224 | 135 | 179 | 711 |
| Purchase obligations | 582 | — | — | — | 582 |
| | $2,503 | $1,621 | $1,305 | $9,380 | $14,809 |

(a) Amounts represent the expected cash payments of principal and interest associated with our long-term debt. These amounts do not include the unamortized discounts or deferred gains on terminated interest rate swap agreements.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2011, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $229 million in unrecognized tax benefits, including interest and penalties, have been excluded from the contractual obligations table above.

We have defined benefit pension plans covering certain of our U.S. and international employees that provide various pension benefits. During 2011, we contributed approximately $10 million towards those plans, and for 2012, we anticipate funding $9 million through cash flows from operating activities.

*Senior Notes and Bond Tender*

In September 2010, we completed a $1.4 billion long-term debt offering comprised of (1) $800 million of 5.125% Senior Notes due in 2020 ("5.125% Senior Notes") and (2) $600 million of 6.75% Senior Notes due in 2040 ("6.75% Senior Notes"). Net proceeds of $1.386 billion were used to fund our bond tender offer that commenced in September 2010 and repay short-term borrowings on our revolving credit facilities.

In September 2010, we also commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender-offer terms, in September 2010, we repurchased $167 million of our 6.625% senior notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase.

In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% senior notes due 2012 and 5.15% senior notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in the fourth quarter of 2010.

***Derivative Instruments***

*Fair Value Hedges*

We may use interest rate swaps to help mitigate exposures related to changes in the fair values of the associated debt. Amounts paid or received upon termination of the interest rate swaps accounted for as fair value hedges represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are being amortized as a reduction, in the case of gains, or as an increase, in the case of losses, to interest expense over the remaining term of the debt. As of December 31, 2011 and 2010, we had net unamortized gains of $46 million and $55 million, respectively, associated with interest rate swap terminations.

In July 2011, the Company entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $300 million. These agreements are designed as fair value hedges of our 6.35% Senior Notes and are determined to be highly effective. The impacts of any ineffectiveness were not material to the Consolidated Statements of Income as the changes in the fair values of the interest rate swaps were offset by changes in fair values of the underlying debt. The aggregate fair value of the interest rate swaps at December 31, 2011 resulted in an asset of $13 million, with a corresponding increase to Long-term Debt on the accompanying Consolidated Balance Sheets.

*Cash Flow Hedges*

In 2008, we entered into interest rate derivative instruments to hedge projected exposures to interest rates in anticipation of a debt offering. These hedges were terminated at the time of the issuance of the debt and the associated loss is being amortized from Accumulated Other Comprehensive Income (Loss) to interest expense over the remaining term of the debt. As of December 31, 2011 and 2010, we had net unamortized losses of $12 million and $13 million, respectively, associated with our cash flow hedge terminations.

In August 2011, we entered into interest rate locks with a notional amount of $294 million to hedge projected exposures to interest rates. Subsequently, in October 2011, we terminated derivative instruments with a notional value of $235 million. Upon termination we realized a gain on settlement of $4 million. The aggregate fair value of the interest rate locks outstanding at December 31, 2011 resulted in the recognition of a current liability of $9 million. We recognized a $5 million loss associated with these instruments in the fourth quarter of 2011.

*Other Derivative Instruments*

As of December 31, 2011 and 2010, we had foreign currency forward contracts with aggregate notional amounts of $469 million and $925 million, respectively. These contracts were entered into to hedge exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net asset of approximately $12 million at December 31, 2011 and a net liability of approximately $14 million at December 31, 2010. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2011 and 2010, we had notional amounts outstanding of $168 million and $215 million, respectively. The total estimated fair value of these contracts at December 31, 2011 and 2010 resulted in a liability of $27 million and $33 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

***Warrants***

At December 31, 2010, warrants were outstanding to purchase up to 12.9 million of our shares at a price of $15.00 per share. During March 2011, 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 1.7 million shares. At December 31, 2011, 8.6 million warrants were outstanding and were exercisable until February 28, 2012. On February 28, 2012, 4.3 million of these warrants were exercised through physical delivery of shares in exchange for $65 million and the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares.

***Off Balance Sheet Arrangements***

*Guarantees*

Weatherford Switzerland is the ultimate parent of the Weatherford group, guarantees the obligations of Weatherford Bermuda and Weatherford International, Inc. incorporated in Delaware ("Weatherford Delaware") noted below.

The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda at December 31, 2011 and 2010: (1) the 6.625% Senior Notes, (2) the 5.95% Senior Notes, (3) the 6.35% Senior Notes and (4) the 6.80% Senior Notes.

The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2009: (1) the revolving credit facilities, (2) the 4.95% Senior Notes, (3) the 5.50% Senior Notes, (4) the 6.50% Senior Notes, (5) the 5.15% Senior Notes, (6) the 6.00% Senior Notes, (7) the 7.00% Senior Notes, (8) the 9.625% Senior Notes and (9) the 9.875% Senior Notes.

In September 2010, Weatherford Bermuda issued $800 million of 5.125% Senior Notes due 2020 and $600 million of 6.75% Senior Notes due 2040, both of which are guaranteed by Weatherford Delaware. As a result of these transactions, the following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2011 and 2010: (1) the revolving credit facility, (2) the 4.95% Senior Notes, (3) the 5.50% Senior Notes, (4) the 6.50% Senior Notes, (5) the 5.15% Senior Notes, (6) the 6.00% Senior Notes, (7) the 7.00% Senior Notes, (8) the 9.625% Senior Notes, (9) the 9.875% Senior Notes, (10) the 5.125% Senior Notes and (11) the 6.75% Senior Notes.

*Letters of Credit and Performance and Bid Bonds*

We use letters of credit and performance and bid bonds in the normal course of our business. As of December 31, 2011, we had $683 million of letters of credit and performance and bid bonds outstanding, consisting of $410 million outstanding under various uncommitted credit facilities, $64 million letters of credit outstanding under our committed facility and $209 million of performance bonds issued by financial sureties against an indemnification from us. These obligations could be called by the beneficiaries should we breach certain contractual or performance obligations. If the beneficiaries were to call the letters of credit under our committed facilities, our available liquidity would be reduced by the amount called.

**Critical Accounting Policies and Estimates**

Our discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements. We prepare these financial statements in conformity with U.S. Generally Accepted Accounting Principles. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management's most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

*Business Combinations and Goodwill and Indefinite-Lived Intangible Assets*

Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.

We perform an impairment test for goodwill and indefinite-lived intangible assets annually as of October 1, or earlier if indicators of potential impairment exist.

We had indefinite-lived intangible assets totaling $19 million at both December 31, 2011 and 2010. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. We have determined that no impairment exists related to these assets as of December 31, 2011.

We had goodwill totaling $4.4 billion at December 31, 2011 and $4.3 billion at December 31, 2010. Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying values. Our reporting units are based on our regional structure and consist of the United States, Canada, Latin America, Europe, West Africa, FSU, Middle East/North Africa and Asia Pacific. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit's goodwill to the carrying amount of its goodwill to measure the amount of impairment loss.

The fair value of our reporting units are determined using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. Certain estimates and judgments are required in the application of these fair value models. The discounted cash flow analysis consists of estimating the future revenue, operating margins, capital expenditures, working capital and cash flows that are directly associated with each of our reporting units.

Many of the assumptions used in our discounted cash flow analysis are based upon our annual financial forecast. This annual planning process takes into consideration many factors including historical results and operating performance, related industry trends, pricing strategies, customer analysis, operational issues, competitor analysis, and marketplace data, among others. Assumptions are also made for growth rates for periods beyond the financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to conditions outside our control. If any one of the above assumptions changes or fails to materialize, the resulting decline in our estimated fair value could result in an impairment charge to goodwill associated with the applicable reporting unit.

None of our reporting units failed the first step of our impairment test during 2011, as their fair values were in excess of their carrying value. The fair values of our Middle East/North Africa, FSU, West Africa and Latin America reporting units were closest to their carrying values and were in excess of their carrying values in a range from 15% to 23% at December 31, 2011. The goodwill at December 31, 2011 for these reporting units was as follows: Middle East/North Africa — $508 million; FSU — $283 million; West Africa — $33 million; and Latin America — $388 million.

*Long-Lived Assets*

Long-lived assets, which include property, plant and equipment and definite-lived intangibles, comprise a significant amount of our assets. In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over its expected useful life. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

| | Useful Lives |
|---|---|
| Buildings and leasehold improvements . . . | 10 – 40 years or lease term |
| Rental and service equipment . . . . . . . . . . | 2 – 20 years |
| Machinery and other . . . . . . . . . . . . . . . . . | 2 – 12 years |
| Intangible assets . . . . . . . . . . . . . . . . . . . . | 2 – 20 years |

In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate that we may not be able to recover the carrying amount of the asset. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, the introduction of competing technologies, legal challenges, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flow analysis. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with, and are expected to arise from, the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using market prices, or in the absence of market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset.

*Pension and Other Postretirement Benefits*

We recognize the overfunded or underfunded status of a defined benefit pension or other postretirement benefit plan as an asset or liability in the financial statements, measure plan assets and obligations as of the end of our fiscal year, and recognize gains/losses, prior service credits/costs, and transition assets/obligations in Accumulated Other Comprehensive Income (Loss) until they are recognized as components of net periodic benefit cost.

Amounts recognized in the financial statements are determined on an actuarial basis. Two of the more critical assumptions in the actuarial calculations are the discount rate for determining the current value of plan benefits and the expected rate of return on plan assets. Discount rates are based on the yields of government bonds or high quality corporate bonds in the respective country or economic market. The expected long-term rates of return on plan assets are based on a combination of historical experience and anticipated future returns in each of the asset categories. As we have both domestic and international plans, the assumptions, though the same in nature, are based on varying factors specific to each particular country or economic environment. Changes in any of the assumptions used could impact our projected benefit obligations and benefit costs as well as other pension and postretirement benefit calculations.

Due to the significance of the discount rates and expected long-term rates of return, the following sensitivity analysis demonstrates the effect that a 50 basis point change in those assumptions will have on annual pension expense:

| | Increase (Decrease) of Annual Pension Expense | |
|---|---|---|
| | 50 Basis Point Increase | 50 Basis Point Decrease |
| | *(In millions)* | |
| Discount rate | $(2) | $2 |
| Expected long-term rate of return | (1) | 1 |

*Percentage of Completion*

Revenue from long-term contracts, primarily for our integrated project management services, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the available revenue under the contracts;
- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally output based and are related to physical progress or costs incurred, depending upon the nature of the contract. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. There are many factors that impact future costs, including but not limited to weather, inflation, client activity levels and budgeting constraints, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors." During the quarter ended September 30, 2010, we incurred a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico, as the client requested a slowdown in drilling activity to near zero while they re-evaluated the pace of drilling and capital expenditures in the current year. As a result, the contracts will take longer to complete than originally estimated. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit multiplied by the current estimated percentage complete for the contract.

*Income Taxes*

We take into account the differences between the financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Our provision for income taxes for 2011, 2010 and 2009 was $486 million, $339 million and $137 million, respectively.

We recognize the impact of an unrecognized tax benefit taken or expected to be taken on an income tax return in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority.

We operate in approximately 100 countries through various legal entities. As a result, we are subject to numerous tax laws in the jurisdictions, and tax agreements and treaties among the various taxing authorities. Our operations in these jurisdictions in which we operate are taxed on various bases: income before taxes, deemed profits (which is generally determined using a percentage of revenues rather than profits), withholding taxes based on revenue, and other alternative minimum taxes. The calculation of our tax liabilities involves consideration of uncertainties in the application and interpretation of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. The tax liabilities are reflected net of realized tax loss carryforwards. We adjust these reserves upon specific events; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the contingency has been resolved and the liabilities are no longer necessary. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

*Valuation Allowance for Deferred Tax Assets*

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider reasonably available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment.

We have identified various tax planning strategies that we would implement, if necessary, to enable the realization of our deferred tax assets; however, when the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged to our income tax provision in the period in which the determination is made.

As of December 31, 2011, our gross deferred tax assets were $649 million before a related valuation allowance of $157 million. As of December 31, 2010, our gross deferred tax assets were $730 million before a related valuation allowance of $133 million.

For a more comprehensive list of our accounting policies, see "Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1."

**New Accounting Pronouncements**

In January 2011, we adopted an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update requires companies to allocate consideration for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. It also requires additional disclosures on the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery and significant factors and estimates used to determine estimated selling prices. The adoption of this update did not have a material impact on our condensed consolidated financial statements or existing revenue recognition policies.

In April 2011, the Financial Accounting Standards Board ("FASB") issued new guidance to achieve common fair value measurement and disclosure requirements between U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe our adoption of the new guidance will have an impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. The new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes of shareholders' equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. Subsequently, in December 2011, the FASB modified the June guidance to defer the requirement that companies present reclassification adjustments for each component of Accumulated Other Comprehensive Income (Loss) in both net income and other comprehensive income. This guidance, with the exception of the deferral, is effective for fiscal years and interim periods beginning after December 15, 2011.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies will be required to perform the two-step impairment test only if it concludes that the fair value of a reporting unit is more likely than not less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We did not early adopt this guidance and do not believe our adoption of the new guidance will have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued an accounting update that will add new disclosure requirements for entities with recognized financial instruments that are appropriately offset on the balance sheet or that are subject to a master netting arrangement. The accounting update is effective for periods beginning on or after January 1, 2013 with retrospective presentation. We do not believe this guidance will have a material impact on our presentation and disclosure.

## Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. A discussion of our market risk exposure in these financial instruments follows.

### Foreign Currency Exchange Rates

We operate in virtually every oil and natural gas exploration and production region in the world. In some parts of the world, such as the Middle East and Southeast Asia, the currency of our primary economic environment is the U.S. dollar, and we use the U.S. dollar as our functional currency. In other parts of the world, we conduct our business in currencies other than the U.S. dollar, and the functional currency is the applicable local currency.

In January 2010, the Venezuelan government announced its intention to devalue its currency and move to a two-tier exchange structure. The official exchange rate moved from 2.15 to 2.60 for essential goods and from 2.15 to 4.30 for non-essential goods and services. Our Venezuelan entities maintain the U.S. dollar as their functional currency. In connection with this devaluation, we incurred a charge of $64 million for the remeasurement of our net monetary assets denominated in Venezuelan bolivars at the date of the devaluation, which was not tax deductible in Venezuela. We also recorded a $24 million tax benefit for local Venezuelan income tax purposes related to our net U.S. dollar-denominated monetary liability position in the country. Effective January 1, 2011, the Venezuelan government again modified the fixed rate of exchange, eliminating the two-tier structure and establishing 4.30 as the official exchange rate for all goods and services. This modification did not have a material impact to our financial position or results of operations. As of December 31, 2011, we had a net monetary asset position denominated in Venezuelan bolivars of approximately $185 million comprised primarily of cash and accounts receivable. We are continuing to explore opportunities to reduce our exposure but should another devaluation occur in the future, we may be required to take further charges related to the remeasurement of our net monetary asset position. For example, if the Venezuela bolivar devalued by an additional 10% in the future, we would record a devaluation charge of approximately $18 million.

Assets and liabilities of entities for which the functional currency is the local currency are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected in Accumulated Other Comprehensive Income (Loss) in the shareholders' equity section on our Consolidated Balance Sheets. A portion of our net assets are impacted by changes in foreign currencies in relation to the U.S. dollar. We recorded a $125 million adjustment to decrease our equity account for 2011 to reflect the change in the U.S. dollar against various foreign currencies.

As of December 31, 2011 and 2010, we had foreign currency forward contracts with aggregate notional amounts of $469 million and $925 million, respectively. These contracts were entered into to hedge our net monetary exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts owed associated with closed contracts resulted in a net asset of approximately $12 million at December 31, 2011 and a net liability of approximately $14 million at December 31, 2010. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings, as are the changes in the value of the underlying net monetary asset or liability.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2011 and 2010, we had notional amounts outstanding of $168 million and $215 million, respectively. The estimated fair value of these contracts at December 31, 2011 and 2010 resulted in a liability of $27 million and $33 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

### Interest Rates

We are subject to interest rate risk on our long-term fixed-interest rate debt and variable-interest rate borrowings. Variable rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at a higher rate. All other things being equal, the fair value of our fixed rate debt will increase or decrease as interest rates change.

Our long-term borrowings that were outstanding at December 31, 2011 and 2010, and that were subject to interest rate risk consist of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (In millions) | | | |
| 6.625% Senior Notes due 2011 | $ — | $ — | $ 184 | $ 191 |
| 5.95% Senior Notes due 2012 | 273 | 279 | 273 | 290 |
| 5.15% Senior Notes due 2013 | 297 | 306 | 299 | 310 |
| 4.95% Senior Notes due 2013 | 252 | 264 | 252 | 266 |
| 5.50% Senior Notes due 2016 | 357 | 386 | 358 | 374 |
| 6.35% Senior Notes due 2017 | 613 | 674 | 600 | 651 |
| 6.00% Senior Notes due 2018 | 498 | 563 | 498 | 551 |
| 9.625% Senior Notes due 2019 | 1,030 | 1,323 | 1,033 | 1,287 |
| 5.125% Senior Notes due 2020 | 799 | 861 | 799 | 794 |
| 6.50% Senior Notes due 2036 | 596 | 680 | 596 | 595 |
| 6.80% Senior Notes due 2037 | 298 | 338 | 298 | 312 |
| 7.00% Senior Notes due 2038 | 498 | 556 | 498 | 535 |
| 9.875% Senior Notes due 2039 | 247 | 350 | 247 | 335 |
| 6.75% Senior Notes due 2040 | 598 | 690 | 598 | 624 |

We have various other long-term debt instruments of $239 million at December 31, 2011, but believe the impact of changes in interest rates in the near term will not be material to these instruments. The carrying value of our short-term borrowings of $1.3 billion at December 31, 2011 approximates fair value.

As it relates to our variable rate debt, if market interest rates average 1% more in 2012 than the rates as of December 31, 2011, interest expense for 2012 would increase by approximately $10 million. This amount was determined by calculating the effect of the hypothetical interest rate on our variable rate debt. For purposes of this sensitivity analysis, we assumed no changes in our capital structure.

### Interest Rate Swaps and Derivatives

We manage our debt portfolio to limit our exposure to interest rate volatility and may employ interest rate derivatives as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. The counterparties to our interest rate swaps are multinational commercial banks. In light of events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties.

Amounts paid or received upon termination of the interest rate swaps represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are amortized as a reduction, in the case of gains, or an increase, in the case of losses, to interest expense over the remaining term of the debt.

In August 2011, we entered into interest rate locks with a notional amount of $294 million to hedge projected exposures to interest rates. Subsequently, in October 2011, we terminated derivative instruments with a notional value of $235 million. Upon termination we realized a gain of $4 million. The aggregate fair value of the interest rate locks outstanding at December 31, 2011 resulted in the recognition of a current liability of $9 million. We recognized a $5 million loss associated with these instruments in the fourth quarter of 2011 due to a delay in the expected timing of the associated debt transaction.

In July 2011, the Company entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $300 million. These agreements are designed as fair value hedges of our 6.35% Senior Notes and are determined to be highly effective. The effects of any ineffectiveness were not material to the Consolidated Statements of Operations as the changes in the fair values of the interest rate swaps will be offset by changes in fair values of the underlying debt. The aggregate fair value of the interest rate swaps at December 31, 2011 resulted in an asset of $13 million, with a corresponding increase to Long-term Debt on the accompanying Consolidated Balance Sheets.

In August 2009, we entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $1.2 billion against our 5.15%, 5.50% and 9.625% Senior Notes. These swaps were designed as fair value hedges and were terminated in December 2009. As a result of these terminations, we received a cash settlement of $53 million. In addition, we received $11 million in interest payments while the interest rate swaps were open. The gains associated with these interest rate swap terminations have been deferred and will be amortized over the remaining term of our 5.15%, 5.50% and 9.625% Senior Notes.

In December 2008, we entered into an interest rate swap agreement on an aggregate notional amount of $150 million against one of our revolving credit facilities. This agreement matured in June 2009.

Upon completion of the long-term debt offering in March 2008, we entered into interest rate swap agreements on an aggregate notional amount of $500 million against our 5.15% Senior Notes. These swaps were designed as fair value hedges and were terminated in December 2008. As a result of these terminations, we received cash proceeds, net of accrued interest, of $12 million. The gain associated with this interest rate swap termination has been deferred and is being amortized over the remaining term of the 5.15% Senior Notes, due in 2013.

As of December 31, 2011 and 2010, we had net unamortized gains of $46 million and $55 million, respectively, associated with interest rate swap terminations.

**Item 8.** ***Financial Statements and Supplementary Data***

## INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders of Weatherford International Ltd. and subsidiaries

We have audited the accompanying consolidated balance sheets of Weatherford International Ltd. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weatherford International Ltd. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the December 31, 2010 and 2009 consolidated financial statements have been restated to correct certain errors in the income tax accounts.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Weatherford International Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an adverse opinion thereon.

Ernst + Young LLP

Houston, Texas
March 15, 2012

**Ernst & Young Ltd**
Maagplatz 1
CH-8010 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 30 04
www.ey.com/ch

To the Annual General Meeting of

**Weatherford International Ltd., Zug**

Zurich, March 15, 2012

**Report of the statutory auditor on the consolidated financial statements**

As statutory auditor, we have audited the consolidated financial statements of Weatherford International Ltd. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows, and notes thereto (pages AR-53 to AR-112) for for each of the three years in the period ended December 31, 2011.

*Board of Directors' responsibility*

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the consolidated financial statements for the years ended December 31, 2011 and 2010 present fairly, in all material respects, the consolidated financial position of Weatherford International Ltd. and subsidiaries at December 31, 2011 and 2010 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2011 in accordance with accounting principles generally accepted in the United States and comply with Swiss law.

Without qualifying our opinion, we draw attention to Note 2 to the consolidated financial statements which describes the restatement of the previously reported consolidated financial statements as of and for the years ended December 31, 2010 and 2009 to correct certain errors in the income tax accounts.

**Report on other legal requirements**

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1, item 3 CO and the Swiss Standard on Auditing 890, we confirm that the internal control system, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors, is sufficiently documented, except for the Company's processes, procedures, and controls related to income taxes which were not designed to ensure that current taxes payable, certain deferred tax assets and liabilities, reserves for uncertain tax positions, the current and deferred income tax expense and related footnote disclosures were accurate.

In our opinion, except for income taxes, we conclude that the internal control system, designed in accordance with the instructions of the Board of Directors for the preparation of the consolidated financial statements exists.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

| | |
|---|---|
| **/s/ Robin Errico**<br>Licensed audit expert<br>(Auditor in charge) | **/s/ Jolanda Dolente**<br>Licensed audit expert |

**WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2011 | December 31, 2010 (Restated) |
|---|---|---|
| | *(In millions, except par value)* | |
| Current Assets: | | |
| Cash and Cash Equivalents | $ 371 | $ 416 |
| Accounts Receivable, Net of Allowance for Uncollectible Accounts of $91 in 2011 and $59 in 2010 | 3,235 | 2,629 |
| Inventories | 3,158 | 2,590 |
| Current Deferred Tax Assets | 250 | 284 |
| Other Current Assets | 685 | 601 |
| Total Current Assets | 7,699 | 6,520 |
| Property, Plant and Equipment | | |
| Land, Buildings and Leasehold Improvements | 1,369 | 1,160 |
| Rental and Service Equipment | 8,867 | 7,977 |
| Machinery and Other | 2,066 | 2,025 |
| | 12,302 | 11,162 |
| Less: Accumulated Depreciation | 5,019 | 4,222 |
| | 7,283 | 6,940 |
| Goodwill | 4,422 | 4,277 |
| Other Intangible Assets | 711 | 728 |
| Equity Investments | 616 | 540 |
| Other Non-current Assets | 454 | 202 |
| Total Assets | $21,185 | $19,207 |
| Current Liabilities: | | |
| Short-term Borrowings and Current Portion of Long-term Debt | $ 1,320 | $ 235 |
| Accounts Payable | 1,567 | 1,335 |
| Accrued Salaries and Benefits | 398 | 329 |
| Income Taxes Payable | 141 | 91 |
| Other Current Liabilities | 787 | 638 |
| Total Current Liabilities | 4,213 | 2,628 |
| Long-term Debt | 6,286 | 6,530 |
| Other Non-current Liabilities | 1,133 | 789 |
| Total Liabilities | 11,632 | 9,947 |
| Shareholders' Equity: | | |
| Shares Par Value 1.16 Swiss Francs: Authorized 1,138 Shares, Conditionally Authorized 379 Shares at December 31, 2011 and 2010, Issued 765 Shares, at December 31, 2011; Issued 758 Shares at December 31, 2010 | 769 | 761 |
| Capital in Excess of Par Value | 4,824 | 4,702 |
| Treasury Shares, at Cost | (483) | (563) |
| Retained Earnings | 4,352 | 4,094 |
| Accumulated Other Comprehensive Income (Loss) | 70 | 199 |
| Weatherford Shareholders' Equity | 9,532 | 9,193 |
| Noncontrolling Interests | 21 | 67 |
| Total Shareholders' Equity | 9,553 | 9,260 |
| Total Liabilities and Shareholders' Equity | $21,185 | $19,207 |

The accompanying notes are an integral part of these consolidated financial statements.

## WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 (Restated) | 2009 (Restated) |
| | *(In millions, except per share amounts)* | | |
| Revenues: | | | |
| Products | $ 4,886 | $ 3,580 | $2,921 |
| Services | 8,104 | 6,641 | 5,912 |
| | 12,990 | 10,221 | 8,833 |
| Costs and Expenses: | | | |
| Cost of Products | 3,734 | 2,633 | 2,308 |
| Cost of Services | 5,931 | 4,949 | 4,153 |
| Research and Development | 245 | 216 | 196 |
| Selling, General and Administrative Attributable to Segments | 1,534 | 1,404 | 1,260 |
| Corporate General and Administrative | 222 | 237 | 226 |
| | 11,666 | 9,439 | 8,143 |
| Operating Income | 1,324 | 782 | 690 |
| Other Income (Expense): | | | |
| Interest Expense, Net | (453) | (406) | (367) |
| Bond Tender Premium | — | (54) | — |
| Devaluation of Venezuelan Bolivar | — | (64) | — |
| Other, Net | (107) | (53) | (36) |
| Income Before Income Taxes | 764 | 205 | 287 |
| Provision for Income Taxes | (486) | (339) | (137) |
| Net Income (Loss) | 278 | (134) | 150 |
| Net Income Attributable to Noncontrolling Interests | (16) | (18) | (26) |
| Net Income (Loss) Attributable to Weatherford | $ 262 | $ (152) | $ 124 |
| Earnings (Loss) Per Share Attributable To Weatherford: | | | |
| Basic | $ 0.35 | $ (0.20) | $ 0.17 |
| Diluted | $ 0.34 | $ (0.20) | $ 0.17 |
| Weighted Average Shares Outstanding: | | | |
| Basic | 753 | 743 | 715 |
| Diluted | 760 | 743 | 723 |

The accompanying notes are an integral part of these consolidated financial statements.

## WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Issued Shares | Capital In Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Shares | Non-controlling Interests | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | | | (Restated) | (Restated) | | (Restated) | (Restated) |
| | | | | *(In millions)* | | | |
| As Reported December 31, 2008 | $729 | $4,059 | $4,287 | $(267) | $(759) | $ 80 | $8,129 |
| Restatement Adjustment | — | — | (165) | 14 | — | — | (151) |
| Balance at December 31, 2008 | 729 | 4,059 | 4,122 | (253) | (759) | 80 | 7,978 |
| Comprehensive Income: | | | | | | | |
| Net Income | — | — | 124 | — | — | 26 | 150 |
| Foreign Currency Translation Adjustment | — | — | — | 393 | — | — | 393 |
| Other, Net of Tax | — | — | — | 1 | — | — | 1 |
| Comprehensive Income | | | 124 | 394 | | 26 | 544 |
| Dividends Paid to Noncontrolling Interests | — | — | — | — | — | (30) | (30) |
| Shares Issued for Acquisitions | 32 | 523 | — | — | 118 | — | 673 |
| Equity Awards Granted, Vested and Exercised | — | 67 | — | — | 25 | — | 92 |
| Excess Tax Benefit of Share-Based Compensation Plans | — | 4 | — | — | — | — | 4 |
| Other | — | (10) | — | — | — | 3 | (7) |
| Balance at December 31, 2009 | 761 | 4,643 | 4,246 | 141 | (616) | 79 | 9,254 |
| Comprehensive Income: | | | | | | | |
| Net Loss | — | — | (152) | — | — | 18 | (134) |
| Foreign Currency Translation Adjustment | — | — | — | 1 | — | — | 1 |
| Defined Benefit Pension Plans, Net of Tax | — | — | — | 56 | — | — | 56 |
| Other, Net of Tax | — | — | — | 1 | — | — | 1 |
| Comprehensive Income | | | (152) | 58 | | 18 | (76) |
| Dividends Paid to Noncontrolling Interests | — | — | — | — | — | (29) | (29) |
| Shares Issued for Acquisitions | — | (11) | — | — | 39 | — | 28 |
| Equity Awards Granted, Vested and Exercised | — | 70 | — | — | 16 | — | 86 |
| Other | — | — | — | — | (2) | (1) | (3) |
| Balance at December 31, 2010 | 761 | 4,702 | 4,094 | 199 | (563) | 67 | 9,260 |
| Comprehensive Loss: | | | | | | | |
| Net Income | — | — | 262 | — | — | 16 | 278 |
| Foreign Currency Translation Adjustment | — | — | — | (125) | — | — | (125) |
| Defined Benefit Pension Plans, Net of Tax | — | — | — | (5) | — | — | (5) |
| Other, Net of Tax | — | — | — | 1 | — | — | 1 |
| Comprehensive Loss | | | 262 | (129) | | 16 | 149 |
| Dividends Paid to Noncontrolling Interests | — | — | — | — | — | (29) | (29) |
| Shares Issued for Acquisitions | 6 | 60 | — | — | 68 | — | 134 |
| Equity Awards Granted, Vested and Exercised | — | 60 | — | — | 12 | — | 72 |
| Excess Tax Benefit of Share-Based Compensation Plans | — | 4 | — | — | — | — | 4 |
| Deconsolidation of Joint Ventures | — | — | (4) | — | — | (34) | (38) |
| Other | 2 | (2) | — | — | — | 1 | 1 |
| Balance at December 31, 2011 | $769 | $4,824 | $4,352 | $ 70 | $(483) | $ 21 | $9,553 |

The accompanying notes are an integral part of these consolidated financial statements.

## WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 (Restated) | 2009 (Restated) |
| | | (In millions) | |
| Cash Flows From Operating Activities: | | | |
| Net Income (Loss) | $ 278 | $ (134) | $ 150 |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities: | | | |
| Depreciation and Amortization | 1,135 | 1,047 | 909 |
| Employee Share-Based Compensation Expense | 87 | 99 | 110 |
| Bad Debt Expense | 52 | 57 | 11 |
| (Gain) Loss on Sale of Assets and Businesses, Net | 29 | 30 | (14) |
| Deferred Income Tax Provision (Benefit) | 149 | 82 | (123) |
| Excess Tax Benefits from Share-Based Compensation | 4 | — | (4) |
| Devaluation of Venezuelan Bolivar | — | 64 | — |
| Bond Tender Premium | — | 54 | — |
| Supplemental Executive Retirement Plan | — | 38 | — |
| Revaluation of Contingent Consideration | — | (13) | (24) |
| Other, Net | (10) | (14) | (25) |
| Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired: | | | |
| Accounts Receivable | (626) | (190) | 94 |
| Inventories | (606) | (359) | (48) |
| Other Current Assets | (68) | 82 | (150) |
| Accounts Payable | 237 | 298 | 41 |
| Other Current Liabilities | 46 | (12) | (226) |
| Other, Net | 126 | (1) | (93) |
| Net Cash Provided by Operating Activities | 833 | 1,128 | 608 |
| Cash Flows from Investing Activities: | | | |
| Capital Expenditures for Property, Plant and Equipment | (1,524) | (977) | (1,569) |
| Acquisitions of Businesses, Net of Cash Acquired | (144) | (144) | (10) |
| Acquisition of Intellectual Property | (8) | (24) | (28) |
| Acquisition of Equity Investments in Unconsolidated Affiliates | (14) | (2) | (27) |
| Proceeds from Sale of Assets and Businesses, Net | 31 | 197 | 123 |
| Other Investing Activities | (15) | 42 | — |
| Net Cash Used by Investing Activities | (1,674) | (908) | (1,511) |
| Cash Flows From Financing Activities: | | | |
| Borrowings of Long-term Debt | 22 | 1,580 | 1,240 |
| Repayments of Long-term Debt | (216) | (721) | (14) |
| Borrowings (Repayments) of Short-term Debt, Net | 992 | (834) | (393) |
| Bond Tender Premium | — | (54) | — |
| Proceeds from Interest Rate Derivatives | — | — | 64 |
| Excess Tax Benefits from Share-Based Compensation | (4) | — | 4 |
| Other Financing Activities, Net | 2 | (9) | 5 |
| Net Cash Provided (Used) by Financing Activities | 796 | (38) | 906 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | (19) | 11 |
| Net Increase (Decrease) in Cash and Cash Equivalents | (45) | 163 | 14 |
| Cash and Cash Equivalents at Beginning of Year | 416 | 253 | 239 |
| Cash and Cash Equivalents at End of Year | $ 371 | $ 416 | $ 253 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Summary of Significant Accounting Policies

### *Organization and Nature of Operations*

Weatherford International Ltd., a Swiss joint-stock corporation (together with its subsidiaries and predecessors as a whole or on a regional basis unless the context requires otherwise, "Weatherford," the "Company," "we," "us," and "our"), is one of the world's leading providers of equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. We operate in over 100 countries, which are located in nearly all of the oil and natural gas producing regions in the world. Many of our businesses, including those of our predecessor companies, have been operating for more than 50 years.

Our parent company was Weatherford International, Inc., a Delaware corporation ("Weatherford Delaware"), until we moved our incorporation to Bermuda in 2002. In February 2009, we completed a share exchange transaction in which Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda"), became a wholly-owned subsidiary of Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland"), for purposes of changing the Company's place of incorporation from Bermuda to Switzerland (the "Transaction"). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of Weatherford Bermuda was exchanged for one registered share, par value 1.16 Swiss francs ("CHF") per share, of Weatherford Switzerland. Weatherford Bermuda and Weatherford Delaware continue to be wholly-owned subsidiaries of Weatherford Switzerland.

### *Principles of Consolidation*

The consolidated financial statements include the accounts of Weatherford International Ltd., all wholly-owned subsidiaries, controlled joint ventures and variable interest entities where the Company has determined it is the primary beneficiary for accounting purposes. When referring to Weatherford and using phrases such as "we" "us" and "our," the intent is to refer to Weatherford International Ltd. and its subsidiaries as a whole or on a regional basis, depending on the context in which the statements are made. All material intercompany accounts and transactions have been eliminated within our consolidated financial statements.

Investments in affiliates in which we exercise significant influence over operating and financial policies are accounted for using the equity method. Our investments in and advances to unconsolidated affiliates includes a 38.5% investment in Premier Business Solutions with carrying amounts of $528 million and $517 million at December 31, 2011 and 2010, respectively. We recognize equity in earnings of unconsolidated affiliates, in Selling, General and Administration attributable to segments in our Consolidated Statements of Operations. Such amounts were not material to any year presented.

We have a significant variable interest in a lessor trust that is a variable interest entity. We are not the primary beneficiary and do not consolidate the trust. The variable interest in the trust is created by the residual fair value guarantees on the leased assets. Our maximum exposure to loss associated with the variable interest and the respective fair value guarantees totaled $16 million at December 31, 2011.

### *Deconsolidation*

During 2011, we deconsolidated three joint ventures that should have been deconsolidated as of January 1, 2010 in accordance with the variable interest entity accounting guidance that became effective in 2010. We recognized equity investments totaling $43 million and derecognized the associated noncontrolling interests totaling $34 million. The consolidation of these joint ventures in prior periods and deconsolidation in the current period did not have a material impact on our statement of financial position or our results of operations for the current or prior periods.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to uncollectible accounts receivable, lower of cost or market value of inventories, equity investments, intangible assets and goodwill, property, plant and equipment, income taxes, percentage-of-completion accounting for long-term contracts, self-insurance, pension and postretirement benefit plans, contingencies and share based payments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

***Accounts Receivable and Allowance for Uncollectible Accounts***

We establish an allowance for uncollectible accounts based on specific customer collection issues we have identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we determine that it is higly unlikely the balance will be collected.

***Major Customers and Credit Risk***

Substantially all of our customers are engaged in the energy industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses, and actual losses have historically been within our expectations. International sales also present various risks, including risks of war, civil disturbances, and governmental activities that may limit or disrupt markets, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property without fair consideration. Most of our international sales, however, are to large international or national companies. During 2011 and 2010, no individual customer accounted for more than 10% of our consolidated revenues. Revenue from Petroleos Mexicanos ("Pemex") accounted for approximately 13% of our consolidated revenues during 2009 and is included in our Latin America segment (see Note 18—Segment Information).

***Inventories***

We value our inventories at lower of cost or market using either the first-in, first-out ("FIFO") or average cost methods. Cost represents third-party invoice or production cost. Production cost includes material, labor and manufacturing overhead.

***Property, Plant and Equipment***

We carry our property, plant and equipment, both owned and under capital lease, at cost less accumulated depreciation. The carrying values are based on our estimates and judgments relative to capitalized costs, useful lives and salvage value, where applicable. We expense maintenance and repairs as incurred. We capitalize expenditures for improvements as well as renewals and replacements that extend the useful life of the asset. We depreciate our fixed assets on a straight-line basis over their estimated useful lives, allowing for salvage value where applicable. Our depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $1,036 million, $955 million and $828 million, respectively. We classify our rig assets as Rental and Service Equipment on the Consolidated Balance Sheets. The estimated useful lives of our major classes of property, plant and equipment are as follows:

| | Estimated Useful Lives |
|---|---|
| Buildings and leasehold improvements | 10 – 40 years or lease term |
| Rental and service equipment | 2 – 20 years |
| Machinery and other | 2 – 12 years |

***Goodwill and Indefinite-Lived Intangible Assets***

We test for the impairment of goodwill and other intangible assets with indefinite lives on at least an annual basis. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying amount. Our indefinite-lived asset impairment test involves a comparison of the fair value of the intangible asset and its carrying value. For our goodwill impairment test, fair value is estimated using discounted cash flows using a discount rate adjusted for the credit risk of the regional reporting unit tested. If the fair value is less than the carrying value, the asset is considered impaired. The amount of the impairment, if any, is then determined based on an allocation of the reporting unit fair values to individual assets and liabilities.

***Intangible Assets***

Our intangible assets, excluding goodwill, are acquired technology, licenses, patents, customer relationships and other identifiable intangible assets. Intangible assets are amortized on a straight-line basis over their estimated economic lives generally ranging from two to 20 years, except for intangible assets with indefinite lives, which are not amortized. As many areas of our business rely on patents and proprietary technology, we seek patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. We capitalize patent defense costs when we determine that a successful defense is probable.

***Long-Lived Assets***

We review our long-lived assets to determine whether any events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of undiscounted cash flow of the asset at the lowest level that has an identifiable cash flow. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows. Cash flows are generally discounted using an interest rate commensurate with a weighted average cost of capital for a similar asset.

***Pension and Postretirement Benefit Plans***

We have defined benefit pension and other postretirement benefit plans covering certain of our employees. Costs of the plan are charged to income and consist of several components, known collectively as net periodic pension cost, which are based on various actuarial assumptions regarding future experience of the plans. Amounts recorded for these defined benefit plans reflect estimates related to future interest rates, investment rates of return, employee turnover and wage increases. We review all assumptions and estimates on an ongoing basis. As of December 31, 2011 and 2010, we have recognized the overfunded or underfunded status of our plans as an asset or liability in the Consolidated Balance Sheets.

### *Research and Development Expenditures*

Research and development expenditures are expensed as incurred.

### *Environmental Expenditures*

Environmental expenditures that relate to the remediation of an existing condition caused by past operations and that do not contribute to future revenues are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and costs can be reasonably estimated. Estimates are based on available facts and technology, enacted laws and regulations and our prior experience in remediation of contaminated sites.

### *Insurance*

We are self-insured up to certain retention limits for general liability, vehicle liability, group medical and for workers' compensation claims for certain of our employees. The amounts in excess of the self-insured levels are fully insured, up to a limit. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported.

### *Derivative Financial Instruments*

We record derivative instruments on the balance sheet at their gross fair value, recognizing as either an asset or a liability. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge relationship, and if so, the type of hedge transaction. Any gain or loss associated with the termination of an interest rate swap that was accounted for as a hedge instrument is deferred and amortized as an adjustment to interest expense over the remaining term of the designated debt instrument.

### *Foreign Currency*

Results of operations for our foreign subsidiaries with functional currencies other than the U.S. dollar are translated using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity.

For our subsidiaries that have a functional currency that differs from the currency of their balances and transactions, inventories, property, plant and equipment and other non-monetary assets and liabilities, together with their related elements of expense or income, are remeasured using historical exchange rates. All other assets and liabilities are remeasured at current exchange rates. All revenues and expenses are translated at average exchange rates. Remeasurement gains and losses for these subsidiaries are recognized in our results of operations during the period incurred. We had net currency losses of $84 million, $34 million and $29 million in 2011, 2010 and 2009, respectively. The gain or loss related to individual foreign currency transactions is included in results of operations when incurred. Currency gains and losses are included in Other, Net in our Consolidated Statements of Operations.

***Share-Based Compensation***

We account for all share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and performance units by measuring these awards at the date of grant and recognizing the grant date fair value as an expense over the service period, which is usually the vesting period.

***Income Taxes***

Income taxes have been provided based upon the tax laws and rates in the countries in which our operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The impact of an unrecognized tax benefit taken or expected to be taken on an income tax return is recognized in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority.

***Revenue Recognition***

Revenue is recognized when all of the following criteria have been met: (1) evidence of an arrangement exists; (2) delivery to and acceptance by the customer has occurred; (3) the price to the customer is fixed or determinable; and (4) collectability is reasonably assured.

Both contract drilling and pipeline service revenue is contractual by nature and both are day-rate based contracts. We recognize revenue for these contracts based on the criteria outlined above, which is consistent with our other product offerings.

From time to time, we may receive revenues for preparation and mobilization of equipment and personnel. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to preparation and mobilization are deferred and recognized over the primary contract term using the straight-line method. Costs of relocating equipment without contracts to more promising market areas are expensed as incurred. Demobilization fees received are recognized, along with any related expenses, upon completion of contracts.

We incur rebillable expenses including shipping and handling, third-party inspection and repairs, and customs costs and duties. We recognize the revenue associated with these rebillable expenses as Products Revenues and all related costs as Cost of Products in the accompanying Consolidated Statements of Operations.

***Percentage-of-Completion***

Revenue from certain long-term construction type contracts, is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate contract profit to be recognized in each reporting period for each contract based upon our projections of future outcomes, which include:

- estimates of the available revenue under the contracts;
- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any change orders or claims included in revenue.

Measurements of progress are generally output based and are related to physical progress or costs incurred, depending upon the nature of the contract. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. We periodically evaluate the estimated costs, claims, change orders, and percentage-of-completion at the contract level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times multiplied by the current estimated percentage complete for the contract.

### *Earnings per Share*

Basic earnings per share for all periods presented equals net income divided by the weighted average number of our shares outstanding during the period including participating securities. Diluted earnings per share is computed by dividing net income by the weighted average number of our shares outstanding during the period including participating securities, adjusted for the dilutive effect of our stock options, restricted shares, performance units and our outstanding warrants. Our diluted earnings per share calculation excludes five million potential shares for the year ended December 31, 2011, three million potential shares for the year ended December 31, 2010 and seven million potential shares for the year ended December 31, 2009, due to their anti-dilutive effect. Our diluted earnings per share calculation for the year ended December 31, 2010 also excludes seven million potential shares that would have been included if we had net income for that year, but are excluded as we had a net loss and their inclusion would have been anti-dilutive.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are included in the computation of earnings per share following the two-class method. Accordingly, we include our restricted share awards, which contain the right to vote and receive dividends, in the computation of both basic and diluted earnings per share.

The following reconciles basic and diluted weighted average shares outstanding:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In millions) | |
| Basic weighted average shares outstanding | 753 | 743 | 715 |
| Dilutive effect of: | | | |
| Warrants | 2 | — | 2 |
| Stock options and restricted shares | 5 | — | 6 |
| Diluted weighted average shares outstanding | 760 | 743 | 723 |

### *New Accounting Pronouncements*

In January 2011, we adopted an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update requires companies to allocate consideration for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. It also requires additional disclosures on the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery and significant factors and estimates used to determine estimated selling prices. The adoption of this update did not have a material impact on our consolidated financial statements or existing revenue recognition policies.

In April 2011, the Financial Accounting Standards Board ("FASB") issued new guidance to achieve common fair value measurement and disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe our adoption of the new guidance will have an impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. The new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes of shareholders' equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. Subsequently, in December 2011, the FASB modified the June guidance to defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (loss) in both net income and other comprehensive income. This guidance, is effective for fiscal years and interim periods beginning after December 15, 2011.

In September 2011, the FASB issued an accounting update that gives companies the option to make a qualitative evaluation about the likelihood of goodwill impairment. Companies will be required to perform the two-step impairment test only if it concludes that the fair value of a reporting unit is more likely than not less than its carrying value. The accounting update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We did not early adopt this guidance and do not believe our adoption of the new guidance in 2012 will have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued an accounting update that will add new disclosure requirements for entities with recognized financial instruments that are appropriately offset on the balance sheet or that are subject to a master netting arrangement. The accounting update is effective for periods beginning on or after January 1, 2013 with retrospective presentation. We do not believe this guidance will have a material impact on our presentation and disclosure.

## 2. Restatement of the Consolidated Financial Statements

We identified a material weakness in our internal controls over the accounting for income taxes for the year ended December 31, 2010 that resulted in the identification of certain errors in our income tax accounts. The correction of these errors resulted in the restatement of our previously reported financial statements as of and for the years ended December 31, 2009 and 2008, and our condensed consolidated financial statements for each of the affected quarters within 2009 and 2010. We were unable to remediate the material weakness in 2011, which required us to perform additional procedures including reconciliations and analyses designed to ensure that our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. These procedures included, but were not limited to, reconciliations of our deferred tax balances with the tax bases of assets and liabilities, comprehensive analysis of unrecognized tax benefits, reassessment of the recoverability of net deferred tax assets, revaluation of the accounting for certain classes of our deferred tax balances, and accounting for certain tax transactions such as withholding and branch profits taxes. As a result of these procedures, we identified additional errors across multiple jurisdictions. In the aggregate, these errors resulted in an understatement of income tax expense by $41 million and $50 million compared to the previously restated results for 2010 and 2009, respectively. Errors attributable to 2008 and prior totaled $165 million. The correction of these errors resulted in further restatements of our previously restated financial statements as of and for the years ended December 31, 2010 and 2009, including beginning retained earnings in 2009, and our previously reported condensed consolidated financial statements for each of the quarters within 2010 and 2011.

The $41 million correction for 2010 resulted from the recognition of an additional $23 million of reserves for unrecognized tax benefits, $21 million of deferred tax adjustments for additional valuation allowances, partially offset by $3 million of other net adjustments to our current and deferred tax accounts.

The $50 million correction for 2009 resulted from the recognition of an additional $49 million of reserves for unrecognized tax benefits and $5 million of deferred tax adjustments resulting from additional valuation allowances, partially offset by $4 million of other net adjustments to our current and deferred tax accounts.

Errors attributable to 2008 and prior totaling $165 million are largely attributable to additional reserves for unrecognized tax benefits, the recognition of withholding taxes payable, valuation allowances on deferred tax assets and other adjustments to our current and deferred tax accounts that were identified through the additional reconciliations and analyses. Restatement adjustments for unrecognized tax benefits were $60 million and primarily related to increases in reserves in jurisdictions outside the United States. Withholding tax and valuation allowance adjustments totaled $51 million and $2 million, respectively, while other adjustments to our current and deferred tax accounts totaled $52 million, principally from the reconciliation of our deferred tax balances with the tax bases of assets and liabilities in several jurisdictions.

In addition to the adjustments recorded to address our errors in accounting for income taxes, we recorded other adjustments to correct for previously identified immaterial errors affecting operating income that were recorded in improper periods. These adjustments were not recorded previously as we concluded that these adjustments were not material to the respective periods. As a result of these adjustments, income from operations before income taxes was increased by $4 million in 2009.

The following tables summarize the impact of these adjustments on our previously reported annual results filed on our Annual Report on Form 10-K/A for the year ended December 31, 2010. The effect of these adjustments on our 2010 and 2011 quarterly results is shown in Note 19.

The effects of the restatement on our consolidated statement of operations for the year ended December 31, 2010 follows:

| | Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Previously Reported | Adjustments | Restated |
| | *(In millions, except per share amounts)* | | |
| Revenues: | | | |
| Products | $ 3,580 | $ — | $ 3,580 |
| Services | 6,641 | — | 6,641 |
| | 10,221 | — | 10,221 |
| Costs and Expenses: | | | |
| Cost of Products | 2,635 | (2) | 2,633 |
| Cost of Services | 4,949 | — | 4,949 |
| Research and Development | 214 | 2 | 216 |
| Selling, General and Administrative Attributable to Segments | 1,404 | — | 1,404 |
| Corporate General and Administrative | 237 | — | 237 |
| | 9,439 | — | 9,439 |
| Operating Income | 782 | — | 782 |
| Other Income (Expense): | | | |
| Interest Expense, Net | (406) | — | (406) |
| Bond Tender Premium | (54) | — | (54) |
| Devaluation of Venezuelan Bolivar | (64) | — | (64) |
| Other, Net | (53) | — | (53) |
| Income from Operations Before Income Taxes | 205 | — | 205 |
| Provision for Income Taxes | (298) | (41) | (339) |
| Net Loss | (93) | (41) | (134) |
| Net Income Attributable to Noncontrolling Interests | (15) | (3) | (18) |
| Net Loss Attributable to Weatherford | $ (108) | $ (44) | $ (152) |
| Loss Per Share Attributable to Weatherford: | | | |
| Basic | $ (0.15) | $(0.05) | $ (0.20) |
| Diluted | $ (0.15) | $(0.05) | $ (0.20) |
| Weighted Average Shares Outstanding: | | | |
| Basic | 743 | — | 743 |
| Diluted | 743 | — | 743 |

The effects of the restatement on our consolidated statement of operations for the year ended December 31, 2009 follows:

| | Year Ended December 31, 2009 | | |
|---|---|---|---|
| | Previously Reported | Adjustments | Restated |
| | *(In millions, except per share amounts)* | | |
| Revenues: | | | |
| Products | $2,921 | $ — | $2,921 |
| Services | 5,912 | — | 5,912 |
| | 8,833 | — | 8,833 |
| Costs and Expenses: | | | |
| Cost of Products | 2,308 | — | 2,308 |
| Cost of Services | 4,155 | (2) | 4,153 |
| Research and Development | 195 | 1 | 196 |
| Selling, General and Administrative Attributable to Segments | 1,261 | (1) | 1,260 |
| Corporate General and Administrative | 226 | — | 226 |
| | 8,145 | (2) | 8,143 |
| Operating Income | 688 | 2 | 690 |
| Other Income (Expense): | | | |
| Interest Expense, Net | (367) | — | (367) |
| Other, Net | (38) | 2 | (36) |
| Income from Operations Before Income Taxes | 283 | 4 | 287 |
| Provision for Income Taxes | (87) | (50) | (137) |
| Net Income (Loss) | 196 | (46) | 150 |
| Net Income Attributable to Noncontrolling Interests | (26) | — | (26) |
| Net Income Attributable to Weatherford | $ 170 | $ (46) | $ 124 |
| Earnings Per Share Attributable to Weatherford: | | | |
| Basic | $ 0.24 | $(0.07) | $ 0.17 |
| Diluted | $ 0.24 | $(0.07) | $ 0.17 |
| Weighted Average Shares Outstanding: | | | |
| Basic | 715 | — | 715 |
| Diluted | 723 | — | 723 |

The effects of the restatement on our consolidated balance sheet for the year ended December 31, 2010 follows:

| | Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Previously Reported | Adjustments | Restated |
| | *(In millions, except par value)* | | |
| Current Assets: | | | |
| Cash and Cash Equivalents | $ 416 | $ — | $ 416 |
| Accounts Receivable | 2,629 | — | 2,629 |
| Inventories | 2,590 | — | 2,590 |
| Current Deferred Tax Assets | 256 | 28 | 284 |
| Other Current Assets | 601 | — | 601 |
| Total Current Assets | 6,492 | 28 | 6,520 |
| Property, Plant and Equipment | | | |
| Land, Buildings and Leasehold Improvements | 1,160 | — | 1,160 |
| Rental and Service Equipment | 7,977 | — | 7,977 |
| Machinery and Other | 2,025 | — | 2,025 |
| | 11,162 | — | 11,162 |
| Less: Accumulated Depreciation | 4,222 | — | 4,222 |
| | 6,940 | — | 6,940 |
| Goodwill | 4,185 | 92 | 4,277 |
| Other Intangible Assets | 730 | (2) | 728 |
| Equity Investments | 540 | — | 540 |
| Other Assets | 245 | (43) | 202 |
| Total Assets | $19,132 | $ 75 | $19,207 |
| Current Liabilities: | | | |
| Short-term Borrowings and Current Portion of Long-term Debt | $ 235 | $ — | $ 235 |
| Accounts Payable | 1,335 | — | 1,335 |
| Accrued Salaries and Benefits | 329 | — | 329 |
| Income Taxes Payable | 43 | 48 | 91 |
| Other Current Liabilities | 641 | (3) | 638 |
| Total Current Liabilities | 2,583 | 45 | 2,628 |
| Long-term Debt | 6,530 | — | 6,530 |
| Other Liabilities | 554 | 235 | 789 |
| Total Liabilities | 9,667 | 280 | 9,947 |
| Shareholders' Equity: | | | |
| Shares | 761 | — | 761 |
| Capital in Excess of Par Value | 4,702 | — | 4,702 |
| Treasury Shares, at Cost | (563) | — | (563) |
| Retained Earnings | 4,349 | (255) | 4,094 |
| Accumulated Other Comprehensive Income (Loss) | 152 | 47 | 199 |
| Weatherford Shareholders' Equity | 9,401 | (208) | 9,193 |
| Noncontrolling Interests | 64 | 3 | 67 |
| Total Shareholders' Equity | 9,465 | (205) | 9,260 |
| Total Liabilities and Shareholders' Equity | $19,132 | $ 75 | $19,207 |

The effects of the restatement on our consolidated balance sheet for the year ended December 31, 2009 follows:

| | Year Ended December 31, 2009 | | |
|---|---|---|---|
| | Previously Reported | Adjustments | Restated |
| | *(In millions, except par value)* | | |
| Current Assets: | | | |
| Cash and Cash Equivalents | $ 253 | $ — | $ 253 |
| Accounts Receivable | 2,511 | — | 2,511 |
| Inventories | 2,238 | — | 2,238 |
| Current Deferred Tax Assets | 259 | 26 | 285 |
| Other Current Assets | 721 | — | 721 |
| Total Current Assets | 5,982 | 26 | 6,008 |
| Property, Plant and Equipment | | | |
| Land, Buildings and Leasehold Improvements | 976 | — | 976 |
| Rental and Service Equipment | 7,535 | — | 7,535 |
| Machinery and Other | 1,919 | — | 1,919 |
| | 10,430 | — | 10,430 |
| Less: Accumulated Depreciation | 3,440 | — | 3,440 |
| | 6,990 | — | 6,990 |
| Goodwill | 4,156 | 87 | 4,243 |
| Other Intangible Assets | 773 | (2) | 771 |
| Equity Investments | 533 | — | 533 |
| Other Assets | 263 | (38) | 225 |
| Total Assets | $18,697 | $ 73 | $18,770 |
| Current Liabilities: | | | |
| Short-term Borrowings and Current Portion of Long-term Debt | $ 870 | $ — | $ 870 |
| Accounts Payable | 1,002 | — | 1,002 |
| Accrued Salaries and Benefits | 274 | — | 274 |
| Income Taxes Payable | 202 | 77 | 279 |
| Other Current Liabilities | 653 | (2) | 651 |
| Total Current Liabilities | 3,001 | 75 | 3,076 |
| Long-term Debt | 5,847 | — | 5,847 |
| Other Liabilities | 411 | 182 | 593 |
| Total Liabilities | 9,259 | 257 | 9,516 |
| Shareholders' Equity: | | | |
| Shares | 761 | — | 761 |
| Capital in Excess of Par Value | 4,643 | — | 4,643 |
| Treasury Shares, at Cost | (616) | — | (616) |
| Retained Earnings | 4,457 | (211) | 4,246 |
| Accumulated Other Comprehensive Income (Loss) | 114 | 27 | 141 |
| Weatherford Shareholders' Equity | 9,359 | (184) | 9,175 |
| Noncontrolling Interests | 79 | — | 79 |
| Total Shareholders' Equity | 9,438 | (184) | 9,254 |
| Total Liabilities and Shareholders' Equity | $18,697 | $ 73 | $18,770 |

The effects of the restatement on our consolidated statement of cash flows for the year ended December 31, 2010 follows:

| | Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Previously Reported | Adjustments | Restated |
| | | *(In millions)* | |
| Cash Flows From Operating Activities: | | | |
| Net Loss | $ (93) | $ (41) | $ (134) |
| Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities: | | | |
| Depreciation and Amortization | 1,047 | — | 1,047 |
| Employee Share-Based Compensation Expense | 99 | — | 99 |
| Bad Debt Expense | 57 | — | 57 |
| (Gain) Loss on Sale of Assets and Businesses, Net | 30 | — | 30 |
| Deferred Income Tax Provision (Benefit) | 55 | 27 | 82 |
| Excess Tax Benefits from Share-Based Compensation | — | — | — |
| Devaluation of Venezuelan Bolivar | 64 | — | 64 |
| Bond Tender Premium | 54 | — | 54 |
| Supplemental Executive Retirement Plan | 38 | — | 38 |
| Revaluation of Contingent Consideration | (13) | — | (13) |
| Other, Net | (13) | (1) | (14) |
| Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired: | | | |
| Accounts Receivable | (190) | — | (190) |
| Inventories | (360) | 1 | (359) |
| Other Current Assets | 81 | 1 | 82 |
| Accounts Payable | 298 | — | 298 |
| Other Current Liabilities | (7) | (5) | (12) |
| Other, Net | (19) | 18 | (1) |
| Net Cash Provided by Operating Activities | 1,128 | — | 1,128 |
| Cash Flows from Investing Activities: | | | |
| Capital Expenditures for Property, Plant and Equipment | (977) | — | (977) |
| Acquisitions of Businesses, Net of Cash Acquired | (144) | — | (144) |
| Acquisition of Intellectual Property | (24) | — | (24) |
| Acquisition of Equity Investments in Unconsolidated Affiliates | (2) | — | (2) |
| Proceeds from Sale of Assets and Businesses, Net | 197 | — | 197 |
| Other Investing Activities | 42 | — | 42 |
| Net Cash Used by Investing Activities | (908) | — | (908) |
| Cash Flows From Financing Activities: | | | |
| Borrowings of Long-term Debt | 1,580 | — | 1,580 |
| Repayments of Long-term Debt | (721) | — | (721) |
| Borrowings (Repayments) of Short-term Debt, Net | (834) | — | (834) |
| Bond Tender Premium | (54) | — | (54) |
| Excess Tax Benefits from Share-Based Compensation | — | — | — |
| Other Financing Activities, Net | (9) | — | (9) |
| Net Cash Used by Financing Activities | (38) | — | (38) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (19) | — | (19) |
| Net Increase in Cash and Cash Equivalents | 163 | — | 163 |
| Cash and Cash Equivalents at Beginning of Year | 253 | — | 253 |
| Cash and Cash Equivalents at End of Year | $ 416 | $— | $ 416 |

The effects of the restatement on our consolidated statement of cash flows for the year ended December 31, 2009 follows:

| | Year Ended December 31, 2009 | | |
|---|---|---|---|
| | Previously Reported | Adjustments | Restated |
| | | *(In millions)* | |
| Cash Flows From Operating Activities: | | | |
| Net Income (Loss) | $ 196 | $ (46) | $ 150 |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities: | | | |
| Depreciation and Amortization | 909 | — | 909 |
| Employee Share-Based Compensation Expense | 110 | — | 110 |
| Bad Debt Expense | 11 | — | 11 |
| (Gain) Loss on Sale of Assets and Businesses, Net | (14) | — | (14) |
| Deferred Income Tax Provision (Benefit) | (131) | 8 | (123) |
| Excess Tax Benefits from Share-Based Compensation | (4) | — | (4) |
| Revaluation of Contingent Consideration | (24) | — | (24) |
| Other, Net | (25) | — | (25) |
| Change in Operating Assets and Liabilities, Net of Effect of Businesses Acquired: | | | |
| Accounts Receivable | 94 | — | 94 |
| Inventories | (49) | 1 | (48) |
| Other Current Assets | (150) | — | (150) |
| Accounts Payable | 41 | — | 41 |
| Other Current Liabilities | (237) | 11 | (226) |
| Other, Net | (119) | 26 | (93) |
| Net Cash Provided by Operating Activities | 608 | — | 608 |
| Cash Flows from Investing Activities: | | | |
| Capital Expenditures for Property, Plant and Equipment | (1,569) | — | (1,569) |
| Acquisitions of Businesses, Net of Cash Acquired | (10) | — | (10) |
| Acquisition of Intellectual Property | (28) | — | (28) |
| Acquisition of Equity Investments in Unconsolidated Affiliates | (27) | — | (27) |
| Proceeds from Sale of Assets and Businesses, Net | 123 | — | 123 |
| Net Cash Used by Investing Activities | (1,511) | — | (1,511) |
| Cash Flows From Financing Activities: | | | |
| Borrowings of Long-term Debt | 1,240 | — | 1,240 |
| Repayments of Long-term Debt | (14) | — | (14) |
| Borrowings (Repayments) of Short-term Debt, Net | (393) | — | (393) |
| Proceeds from Interest Rate Derivatives | 64 | — | 64 |
| Excess Tax Benefits from Share-Based Compensation | 4 | — | 4 |
| Other Financing Activities, Net | 5 | — | 5 |
| Net Cash Provided by Financing Activities | 906 | — | 906 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | 11 | — | 11 |
| Net Increase in Cash and Cash Equivalents | 14 | — | 14 |
| Cash and Cash Equivalents at Beginning of Year | 239 | — | 239 |
| Cash and Cash Equivalents at End of Year | $ 253 | $— | $ 253 |

## 3. Business Combinations

We have acquired businesses we feel are important to our long-term growth strategy. Results of operations for acquisitions are included in the accompanying Consolidated Statements of Operations from the date of acquisition. The balances included in the Consolidated Balance Sheets related to current year acquisitions are based on preliminary information and are subject to change when final asset valuations are obtained and the potential for liabilities has been evaluated. The purchase price is allocated to the net assets acquired based upon their estimated fair values at the date of acquisition.

We acquired various businesses and equity investments during the years ended December 31, 2011, 2010 and 2009 for cash consideration of approximately $158 million, $146 million and $37 million, respectively, net of cash acquired. In addition, our 2011 acquisitions included the issuance of approximately eight million shares valued at $134 million, our 2010 acquisitions included the issuance of approximately two million shares valued at $28 million and our 2009 acquisitions included the issuance of approximately 35 million shares valued at $673 million.

In July 2009, we acquired the Oilfield Services Division ("OFS") of TNK-BP and issued 24 million shares valued at approximately $450 million as the purchase consideration. The consideration agreed by the parties was contingent on the price received by the seller upon the sale of our shares.

As required by the accounting guidance for business combinations, we estimated the fair value of the contingent consideration for the OFS acquisition based on Level 3 inputs to be a liability of $84 million at the date of acquisition and $60 million at December 31, 2009. In November 2010, TNK-BP informed us that they sold 23 million shares below the guaranteed share price. In accordance with the contingent consideration arrangement we paid TNK-BP approximately $47 million and recognized a gain of approximately $13 million on settlement. All periodic remeasurement gains and losses were recorded in Selling, General and Administrative Attributable to Segments in the Consolidated Statements of Operations. In 2010, we also paid TNK-BP $44 million in accordance with the working capital adjustment provisions of the OFS acquisition agreement.

## 4. Supplemental Cash Flow Information

Cash paid for interest and income taxes, net of refunds, was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In millions) | |
| Interest paid, net of capitalized interest | $461 | $403 | $332 |
| Income taxes paid, net of refunds | 291 | 351 | 390 |

## 5. Inventories

Inventories by category were as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In millions) | |
| Raw materials, components and supplies | $ 443 | $ 384 |
| Work in process | 149 | 114 |
| Finished goods | 2,566 | 2,092 |
| | $3,158 | $2,590 |

Work in process and finished goods inventories include the cost of materials, labor and manufacturing overhead.

## 6. Goodwill

We perform an impairment test for goodwill and indefinite-lived intangible assets annually as of October 1, or more frequently if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying amount. Our reporting units are based on our regional structure and consist of the United States, Canada, Latin America, Europe, West Africa, FSU, Middle East/North Africa and Asia Pacific. During the course of 2011, the market price of our common stock declined significantly; however, and we concluded that the decline did not constitute an indicator of potential impairment as there had not been a significant change in the estimated future cash flows of our reporting units. Ultimately, our 2011 impairment test performed as of October 1 indicated goodwill was not impaired.

None of our reporting units failed the first step of our impairment test during 2011, as their fair values were in excess of their carrying value. The fair values of our Middle East/North Africa, FSU, West Africa and Latin America reporting units were closest to their carrying values and were in excess of their carrying values in a range from 15% to 23% at October 1, 2011. The goodwill at December 31, 2011 for these reporting units was as follows: Middle East/North Africa—$508 million; FSU—$283 million; West Africa—$77 million; and Latin America—$388 million.

The changes in the carrying amount of goodwill by reportable segment for the two years ended December 31, 2011 were as follows:

| | North America | Middle East/ North Africa/ Asia | Europe/ West Africa/ FSU | Latin America | Total |
|---|---|---|---|---|---|
| | | | *(In millions)* | | |
| Balance at December 31, 2009 | $2,148 | $714 | $1,058 | $323 | $4,243 |
| Acquisitions | 4 | 25 | 1 | — | 30 |
| Disposals | — | (1) | — | — | (1) |
| Purchase price and other Adjustments | (1) | (1) | (19) | (1) | (22) |
| Foreign currency translation | 37 | 10 | (20) | — | 27 |
| Balance at December 31, 2010 | 2,188 | 747 | 1,020 | 322 | 4,277 |
| Acquisitions | 78 | — | 8 | 73 | 159 |
| Disposals | — | — | — | — | — |
| Purchase price and other Adjustments | 16 | (4) | 2 | — | 14 |
| Foreign currency translation | (11) | — | (10) | (7) | (28) |
| Balance at December 31, 2011 | $2,271 | $743 | $1,020 | $388 | $4,422 |

## 7. Other Intangible Assets

The components of intangible assets were as follows:

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net | Gross Carrying Amount | Accumulated Amortization | Net |
| | | | (In millions) | | | |
| Acquired technology | $ 416 | $(170) | $246 | $ 413 | $(145) | $268 |
| Licenses | 281 | (131) | 150 | 270 | (120) | 150 |
| Patents | 248 | (101) | 147 | 213 | (80) | 133 |
| Customer relationships and contracts | 205 | (106) | 99 | 191 | (76) | 115 |
| Other | 107 | (38) | 69 | 94 | (32) | 62 |
| | $1,257 | $(546) | $711 | $1,181 | $(453) | $728 |

We have trademarks that are considered to have indefinite lives as we have the ability and intent to renew them indefinitely. These trademarks had a carrying value of $19 million at both December 31, 2011 and 2010, and are included in the Other caption in the table above.

Amortization expense was $102 million, $92 million and $81 million for the years ended December 31, 2011, 2010 and 2009, respectively. Future estimated amortization expense for the carrying amount of intangible assets as of December 31, 2011 is expected to be as follows (in millions):

| | |
|---|---|
| 2012 | $100 |
| 2013 | 97 |
| 2014 | 92 |
| 2015 | 82 |
| 2016 | 67 |

## 8. Short-term Borrowings and Current Portion of Long-term Debt

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In millions) | |
| Commercial paper program | $ 997 | $ — |
| Other short-term bank loans | 14 | 18 |
| Total short-term borrowings | 1,011 | 18 |
| Current portion of long-term debt | 309 | 217 |
| Short-term borrowings and current portion of long-term debt | $1,320 | $ 235 |
| Weighted average interest rate on short-term borrowings outstanding at end of year | 0.81% | 8.96% |

Prior to July 2011, we maintained a $1.75 billion unsecured, revolving credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent. On July 13, 2011, we amended the Credit Agreement to increase the facility size from $1.75 billion to $2.25 billion, extend the scheduled maturity date from October 15, 2013 to July 13, 2016 and decrease interest rate margins under the facility. The Credit

Agreement, as amended, can be used for a combination of borrowings, support for our $1.5 billion commercial paper program and issuances of letters of credit. This agreement requires that we maintain a debt-to-total capitalization ratio of less than 60%. We were in compliance with these covenants at December 31, 2011. At December 31, 2011 our borrowings under our commercial paper program had a weighted average interest rate of 0.73% and there were $64 million in outstanding letters of credit under the Credit Agreement.

We have short-term borrowings with various domestic and international institutions pursuant to uncommitted facilities. At December 31, 2011, we had $14 million in short-term borrowings under these arrangements with a weighted average interest rate of 6%. In addition, we had $410 million of letters of credit under various uncommitted facilities and $209 million of performance bonds issued by financial sureties against an indemnification from us at December 31, 2011.

The carrying value of our short-term borrowings approximates their fair value as of December 31, 2011. The current portion of long-term debt at December 31, 2011 includes $273 million for our senior notes due June 2012 and other long-term debt totaling $36 million.

## 9. Long-term Debt

We have issued various senior notes, all of which rank equally with our existing and future senior unsecured indebtedness, have semi-annual interest payments and no sinking fund requirements. Our long-term debt consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In millions) | |
| 6.625% Senior Notes due 2011 | $ — | $ 184 |
| 5.95% Senior Notes due 2012 | 273 | 273 |
| 5.15% Senior Notes due 2013 | 297 | 299 |
| 4.95% Senior Notes due 2013 | 252 | 252 |
| 5.50% Senior Notes due 2016 | 357 | 358 |
| 6.35% Senior Notes due 2017 | 613 | 600 |
| 6.00% Senior Notes due 2018 | 498 | 498 |
| 9.625% Senior Notes due 2019 | 1,030 | 1,033 |
| 5.125% Senior Notes due 2020 | 799 | 799 |
| 6.50% Senior Notes due 2036 | 596 | 596 |
| 6.80% Senior Notes due 2037 | 298 | 298 |
| 7.00% Senior Notes due 2038 | 498 | 498 |
| 9.875% Senior Notes due 2039 | 247 | 247 |
| 6.75% Senior Notes due 2040 | 598 | 598 |
| 4.82% Secured Borrowing | 154 | 172 |
| Foreign Bank and Other Debt Denominated in Foreign Currencies | 15 | 15 |
| Capital and Other Lease Obligations | 60 | 24 |
| Other | 10 | 3 |
| | 6,595 | 6,747 |
| Less amounts due in one year | 309 | 217 |
| Long-term debt | $6,286 | $6,530 |

The following is a summary of scheduled long-term debt maturities by year (in millions):

| | |
|---|---|
| 2012 | $ 309 |
| 2013 | 580 |
| 2014 | 33 |
| 2015 | 34 |
| 2016 | 384 |
| Thereafter | 5,255 |
| | $6,595 |

In September 2010, we completed a $1.4 billion long-term debt offering comprised of (1) $800 million of 5.125% Senior Notes due in 2020 ("5.125% Senior Notes") and (2) $600 million of 6.75% Senior Notes due in 2040 ("6.75% Senior Notes"). Net proceeds of $1.386 billion were used to fund our bond tender offer that commenced in September 2010 and repay short-term borrowings on our revolving credit facilities.

In September 2010, we commenced a cash tender offer for up to $700 million aggregate principal amount of specified series of our outstanding debt. Pursuant to the tender offer terms, we repurchased $167 million of our 6.625% senior notes due 2011 and incurred an expense of $11 million for the premium we paid on the repurchase. In October 2010, we completed the tender offer by repurchasing $327 million and $206 million of our 5.95% senior notes due 2012 and 5.15% senior notes due 2013, respectively. We paid a $44 million premium on these bonds tendered and incurred a charge of $43 million in 2010.

The weighted average effective interest rate on our Senior Notes for 2011 was 6.64%. The effective rate was determined after giving consideration to the effect of interest rate derivatives accounted for as hedges and the amortization of any discounts (See Note 11 — Derivative Instruments).

In June 2010, we entered into a secured loan agreement with a third-party financial institution and received proceeds of $180 million. The note bears interest at a rate of 4.82% and is being repaid in monthly installments over seven years. The loan is secured by equipment located in the United States, and is included in long-term debt on our Consolidated Balance Sheet.

## 10. Fair Value of Financial Instruments

### *Accounts Receivable Factoring*

In 2010, we entered into an accounts receivable factoring program to sell accounts receivable related to Latin America to third party financial institutions. We sold approximately $395 million under this program during 2010. These transactions qualified for sale accounting under the accounting standards. The proceeds received through December 31, 2010 were included in operating cash flows in our Consolidated Statement of Cash Flows.

We sold approximately $65 million under this program during 2011, received cash totaling $64 million and recognized a loss of $1 million on these sales. These transactions qualified for sale accounting under the accounting standards. The proceeds received on the initial sale and collection of the deferred amounts through December 31, 2011, are included in operating cash flows in our Consolidated Statement of Cash Flows.

### *Financial Instruments Measured and Recognized at Fair Value*

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that we categorize using a three level hierarchy, from highest to lowest level of observable inputs. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices or other market data for similar assets and liabilities in active markets, or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based upon our own judgment and assumptions used to measure assets and liabilities at fair value. Classification of a financial asset or liability within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. Other than disclosed below under derivative instruments, we had no assets or liabilities measured and recognized at fair value on a recurring basis at December 31, 2011 and 2010.

During 2010, we received proceeds of approximately $42 million from the redemption of our other investments recorded at fair value at December 31, 2009. The proceeds are included in investing activities in the Consolidated Statement of Cash Flows for the period ended December 31, 2010.

As of December 31, 2011 and 2010, we had no financial instruments measured at a fair value based upon Level 3 inputs. The following table provides a summary of changes in fair value of our Level 3 financial liabilities as of December 31, 2010 (in millions):

| | |
|---|---|
| Balance at beginning of period | $ 60 |
| Payment of contingent consideration on acquisition | (47) |
| Gain on contingent consideration on acquisition included in earnings | (13) |
| Balance at end of period | $ — |

The gains recorded during 2010 were included in the Selling, General and Administrative Attributable to Segments line in the Consolidated Statements of Operations.

***Fair Value of Other Financial Instruments***

Our other financial instruments include cash and cash equivalents, accounts receivable, notes receivable, accounts payable and short-term borrowings and long-term debt. With the exception of long-term debt, the carrying value of these financial instruments approximates their fair value due primarily to their short-term nature.

The fair value of outstanding debt fluctuates with changes in applicable interest rates. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company's debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. The fair value of our long-term debt was established based on quoted market prices.

The fair value and carrying value of our long-term debt and current portion of long-term debt were as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | *(In millions)* | |
| Fair value | $7,270 | $7,329 |
| Carrying value | 6,595 | 6,747 |

## 11. Derivative Instruments

We are exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. We manage our debt portfolio to achieve an overall desired position of fixed and floating rates and we may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions. In light of events in the global credit markets and the potential impact of these events on the liquidity of the banking industry, we continue to monitor the creditworthiness of our counterparties, which are multinational commercial banks.

The fair values of all our outstanding derivative instruments are determined using a model with Level 2 inputs including quoted market prices for contracts with similar terms and maturity dates.

### *Fair Value Hedges*

We may use interest rate swaps to help mitigate exposures related to changes in the fair values of the associated debt. Amounts paid or received upon termination of interest rate swaps accounted for as fair value hedges represent the fair value of the agreements at the time of termination and are recorded as an adjustment to the carrying value of the related debt. These amounts are amortized as a reduction, in the case of gains, or as an increase, in the case of losses, of interest expense over the remaining term of the debt. As of December 31, 2011 and 2010, we had net unamortized gains of $46 million and $55 million, respectively, associated with interest rate swap terminations.

In July 2011, we entered into interest rate swap agreements to pay a variable interest rate and receive a fixed interest rate with an aggregate notional amount of $300 million. These swaps were designated as fair value hedges of our 6.35% Senior Notes. These agreements are determined to be highly effective. The effects of any ineffectiveness were not material to the Consolidated Statements of Operations as the changes in the fair values of the interest rate swaps offset changes in the fair value of the underlying debt. The aggregate fair value of the interest rate swaps at December 31, 2011 resulted in an asset of $13 million with a corresponding increase to Long-term Debt on the accompanying Consolidated Balance Sheets.

### *Cash Flow Hedges*

In 2008, we entered into interest rate derivative instruments to hedge projected exposures to interest rates in anticipation of a debt offering. These hedges were terminated at the time of the issuance of the debt and the associated loss on these hedges is being amortized from Accumulated Other Comprehensive Income (Loss) into interest expense over the remaining term of the debt. As of December 31, 2011 and 2010, we had net unamortized losses of $12 million and $13 million, respectively, associated with our cash flow hedge terminations.

In August 2011, we entered into interest rate locks with a notional amount of $294 million intended to hedge our projected exposures to interest rates. Subsequently, in October 2011, we terminated derivative instruments with a notional value of $235 million. Upon termination we realized a gain on settlement of $4 million. The aggregate fair value of the interest rate locks outstanding at December 31, 2011 resulted in the recognition of a current liability of $9 million. We recognized a $5 million loss associated with these instruments in the fourth quarter of 2011.

***Other Derivative Instruments***

As of December 31, 2011 and 2010, we had foreign currency forward contracts with aggregate notional amounts of $469 million and $925 million, respectively. These contracts were entered into to hedge exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts receivable or owed associated with closed contracts resulted in a net asset of approximately $12 million at December 31, 2011 and a net liability of approximately $14 million at December 31, 2010. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in Other, Net in the accompanying Consolidated Statements of Operations.

We have cross-currency swaps between the U.S. dollar and Canadian dollar to hedge certain exposures to the Canadian dollar. At December 31, 2011 and 2010, we had notional amounts outstanding of $168 million and $215 million, respectively. The total estimated fair value of these contracts at December 31, 2011 and 2010 resulted in a liability of $27 million and $33 million, respectively. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in Other, Net in the accompanying Consolidated Statements of Operations.

The fair values of outstanding derivative instruments are summarized as follows:

| | December 31, 2011 | December 31, 2010 | Classifications |
|---|---|---|---|
| | (In millions) | | |
| Derivative assets designated as hedges: | | | |
| Interest rate swaps | $13 | $— | Other Assets |
| Derivative assets not designated as hedges: | | | |
| Foreign currency forward contracts | 20 | 8 | Other Current Assets |
| Derivative liabilities not designated as hedges: | | | |
| Foreign currency forward contracts | 8 | 22 | Other Current Liabilities |
| Interest rate locks | 9 | — | Other Current Liabilities |
| Cross-currency swap contracts | 27 | 33 | Other Liabilities |

## 12. Shareholders' Equity

Accumulated other comprehensive income (loss) is comprised of the following:

| | December 31, 2011 | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| | (In millions) | | |
| Cumulative translation adjustment | $117 | $242 | $241 |
| Cumulative defined benefit plan adjustments | (36) | (31) | (87) |
| Deferred loss on derivative instruments, net of amortization | (11) | (12) | (13) |
| | $ 70 | $199 | $141 |

Changes in our Issued and Treasury shares during the years ended December 31, 2011, 2010 and 2009 were as follows:

| | Issued | Treasury |
|---|---|---|
| | (In millions) | |
| Balance at December 31, 2008 | 729 | (40) |
| Shares issued for acquisitions | 29 | 5 |
| Equity awards granted, vested and exercised | — | 6 |
| Balance at December 31, 2009 | 758 | (29) |
| Shares issued for acquisitions | — | 2 |
| Equity awards granted, vested and exercised | — | 4 |
| Balance at December 31, 2010 | 758 | (23) |
| Shares issued for acquisitions | 5 | 3 |
| Equity awards granted, vested and exercised | — | 4 |
| Shares issued for warrants | 2 | — |
| Balance at December 31, 2011 | 765 | (16) |

### *Authorized Shares*

At December 31, 2011, we were authorized to issue 1,138 million registered shares and conditionally authorized to issue 379 million registered shares.

### *Warrants*

At December 31, 2010, warrants were outstanding to purchase up to 12.9 million of our shares at a price of $15.00 per share. On March 4, 2011, 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 1.7 million shares. At December 30, 2011, 8.6 million of these warrants were outstanding and exercisable until February 28, 2012. In February 2012, the remaining warrants were exercised. See Note 20—Subsequent Events for further details.

## 13. Share-Based Compensation

### *Incentive Plans*

Our incentive plans permit the grant of options, stock appreciation rights, restricted share awards ("RSA"), restricted share units ("RSU"), performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee, non-employee directors, and other individual service providers or any affiliate.

The provisions of each award vary based on the type of award granted and are specified by the Compensation Committee of our Board of Directors. Those awards, such as stock options that are based on a specific contractual term, will be granted with a term not to exceed ten years. Upon grant of an RSA, the participant has the rights of a shareholder, including but not limited to the right to vote such shares and the right to receive any dividends paid on such shares. Recipients of RSU awards do not have the rights of a shareholder until such date as the shares are issued or transferred to the recipient. As of December 31, 2011, approximately 6 million shares were available for grant under our incentive plans.

***Share-Based Compensation Expense***

We recognized the following employee share-based compensation expense during the years ended December 31, 2011, 2010 and 2009:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (In millions) | |
| Share-based compensation | $87 | $99 | $110 |
| Related tax benefit | 30 | 35 | 39 |

***Options***

Stock options were granted with an exercise price equal to or greater than the fair market value of our shares as of the date of grant. We used the Black-Scholes option pricing model to determine the fair value of stock options awarded. The estimated fair value of our stock options was expensed over their vesting period, which was generally one to four years. There were no stock options granted during 2011, 2010 or 2009. The intrinsic value of stock options exercised during 2011, 2010 and 2009 was $10 million, $12 million and $18 million, respectively. All options were fully vested as of December 31, 2011. A summary of option activity for the year ended December 31, 2011, is presented below:

| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In thousands) | | (In years) | (In thousands) |
| Outstanding at December 31, 2010 | 11,820 | $8.70 | 4.20 | $166,624 |
| Granted | — | — | | |
| Exercised | (713) | 4.25 | | |
| Forfeited | — | — | | |
| Outstanding and Vested at December 31, 2011 | 11,107 | 8.99 | 2.50 | 69,385 |

***Restricted Share Awards and Restricted Share Units***

RSAs and RSUs vest based on continued employment, generally over a two to five-year period. The fair value of RSAs and RSUs is determined based on the closing price of our shares on the date of grant. The total fair value, less assumed forfeitures, is expensed over the vesting period. The weighted-average grant date fair value of RSAs and RSUs granted during the years ended 2011, 2010 and 2009 was $22.41, $16.45 and $13.67, respectively. The total fair value of RSAs and RSUs vested during the years ended 2011, 2010 and 2009 was $86 million, $96 million and $99 million, respectively. As of December 31, 2011, there was $90 million of unrecognized compensation expense related to unvested RSAs and RSUs, which is expected to be recognized over a weighted average period of two years. A summary of RSA and RSU activity for the year ended December 31, 2011 is presented below:

| | RSA | Weighted Average Grant Date Fair Value | RSU | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| | *(In thousands)* | | *(In thousands)* | |
| Non-Vested at December 31, 2010 | 4,268 | $22.59 | 4,215 | $22.76 |
| Granted | 1,321 | 23.06 | 2,325 | 22.03 |
| Vested | (1,994) | 20.65 | (2,027) | 22.10 |
| Forfeited | (507) | 22.60 | (686) | 22.84 |
| Non-Vested at December 31, 2011 | 3,088 | 24.04 | 3,827 | 22.65 |

***Performance Units***

We issued 688 thousand and 1.1 million performance units in 2011 and 2010, respectively. The performance units typically vest over a three-year period assuming continued employment and the Company's achievement of certain market-based performance goals. Performance units expire unvested when market conditions are not met. The weighted average grant date fair value of our performance units was determined through use of the Monte Carlo simulation method. As of December 31, 2011, there was $17 million of unrecognized compensation expense related to performance units, which is expected to be recognized over a weighted average period of two years. A summary of performance unit activity for the years ended December 31, 2011 and 2010 is presented below:

| | Year Ended December 31, 2011 | Weighted Average Grant Date Fair Value | Year Ended December 31, 2010 | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| | *(In thousands)* | | *(In thousands)* | |
| Non-Vested at Period Beginning | 986 | $ — | — | $ — |
| Granted | 688 | 29.64 | 1,089 | 12.41 |
| Expired | (363) | 12.32 | — | — |
| Forfeited | (70) | 22.03 | (103) | 13.19 |
| Non-Vested at Period End | 1,241 | 21.35 | 986 | 12.32 |

***Executive Deferred Compensation Plan***

Under our Executive Deferred Compensation Stock Ownership Plan (the "EDC Plan"), a portion of the compensation for certain key employees, including officers and employee directors, can be deferred for payment after retirement or termination of employment. We established a grantor trust to fund the benefits under the EDC

Plan. The funds provided to such trust are invested by an independent trustee in shares of our stock, which are purchased by the trustee on the open market. The assets of the trust are available to satisfy the claims of all our general creditors in the event of bankruptcy or insolvency. Accordingly, the shares held by the trust and our liability under the EDC Plan are included in the accompanying Consolidated Balance Sheets as Treasury Shares. Effective December 31, 2008, we suspended the EDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of compensation or matching contributions will be made under the plan unless and until our Board of Directors determines otherwise.

## 14. Retirement and Employee Benefit Plans

We have defined contribution plans covering certain employees. Contribution expenses related to these plans totaled $50 million, $43 million and $36 million in 2011, 2010 and 2009, respectively.

Effective for the year ended December 31, 2009, we adopted an update to existing accounting standards that amends the requirements for employers' disclosures about plan assets for defined benefit pension and other postretirement plans. The objectives of this update are to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company's plan assets, and, for fair value measurements determined using significant unobservable inputs, a reconciliation of changes between the beginning and ending balances.

We have defined benefit pension and other post retirement benefit plans covering certain U.S. and international employees. Plan benefits are generally based on factors such as age, compensation levels and years of service.

The changes in benefit obligations were as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | |
| Benefit obligation at beginning of year | $ 89 | $148 | $143 | $131 |
| Service cost | — | 7 | 1 | 5 |
| Interest cost | 3 | 8 | 5 | 7 |
| Curtailments | — | — | (34) | (2) |
| Settlements | — | — | (33) | (3) |
| Divestitures | — | — | — | (1) |
| Actuarial (gain)/loss | 1 | 3 | 8 | 18 |
| Currency fluctuations | — | — | — | (4) |
| Benefits paid | (1) | (5) | (1) | (3) |
| Benefit obligation at end of year | $ 92 | $161 | $ 89 | $148 |

We have an executive retirement plan ("ERP") and a supplemental executive retirement plan ("SERP"), which provide pension benefits to plan participants upon their separation from the Company. These plans are nonqualified, unfunded retirement plans. The ERP was amended effective December 31, 2008 to freeze all benefits thereunder, at which time all participants were fully vested. The SERP was adopted effective January 1, 2010 with the same participants as the ERP, and with benefits offset against the benefits under the ERP. The

SERP was amended effective March 31, 2010, to discontinue further accruals of benefits under the plan and to provide a LIBOR-based interest accrual on the frozen cash balances. This resulted in the curtailment shown above for the U.S.

The SERP was further amended effective April 8, 2010, to allow participants a one-time option to convert their fully vested, fixed-amount, dollar-denominated benefits under the plans into equity-denominated benefits. The amendment permitted plan participants to make a one-time, irrevocable election before June 7, 2010 to convert between 50% and 100% of their cash balance under the plan into units representing the right to receive registered shares in the Company. During May 2010, two plan participants elected to convert approximately $76 million of their cash entitlement into the right to receive an aggregate of approximately 4.7 million shares, which was based on the closing share price on the dates of the election. This amount covered these two participants' entire balances under the plans, except for approximately $5 million, which was retained as a cash balance.

During 2010, four executives who had previously participated in the plan left the Company, resulting in the settlement shown above for the U.S. The two remaining participants still with the Company will receive their balances automatically following their separation from the Company, as both are fully vested in these benefits and have been vested since before 2009. Since the freezing of the ERP on December 31, 2008, no further benefits have accrued or will accrue to the remaining two participants under the plans, other than a LIBOR-based interest accrual on the frozen cash balance.

As of December 31, 2010 and as of December 31, 2011, the Company's aggregate obligation under the plans was the future issuance of approximately 4.7 million shares and payment of approximately $5 million upon the separation of the remaining two participants from the Company. At December 31, 2011, the projected benefit obligation of the SERP was $81 million.

The changes in plan assets were as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | |
| Fair value of plan assets at beginning of year | $ 9 | $ 94 | $ 8 | $ 90 |
| Actual return on plan assets | — | 1 | 1 | 6 |
| Employer contributions | — | 10 | 1 | 7 |
| Settlements | — | — | — | (3) |
| Currency fluctuations | — | 1 | — | (3) |
| Benefits paid | (1) | (3) | (1) | (3) |
| Fair value of plan assets at end of year | 8 | 103 | 9 | 94 |
| Funded status | $ (84) | $ (58) | $ (80) | $(54) |

The amounts recognized in the Consolidated Balance Sheets were as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | |
| Noncurrent assets | $— | $— | $— | $ 2 |
| Current liabilities | — | — | — | (1) |
| Noncurrent liabilities | (84) | (58) | (80) | (55) |

Amounts in accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost were as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2011 | | 2010 | |
| | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | |
| Net loss | $ 16 | $32 | $ 15 | $26 |
| Net prior service credit | — | (1) | — | (1) |
| Total accumulated other comprehensive income (loss) | $ 16 | $31 | $ 15 | $25 |

The accumulated benefit obligation for defined benefit pension plans was $86 million and $84 million at December 31, 2011 and 2010, respectively, for the U.S. plans and $144 million and $129 million at December 31, 2011 and 2010, respectively, for the international plans.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets or accumulated benefit obligations in excess of plan assets as of December 31, 2011 and 2010 were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | |
| Plans with projected benefit obligation in excess of plan assets: | | | | |
| Projected benefit obligation | $92 | $161 | $89 | $117 |
| Fair value of plan assets | 8 | 102 | 9 | 60 |
| Plans with accumulated benefit obligation in excess of plan assets: | | | | |
| Accumulated benefit obligation | 86 | 115 | 84 | 74 |
| Fair value of plan assets | 8 | 71 | 9 | 33 |

The components of net periodic benefit cost during the years ended December 31, 2011, 2010 and 2009 were as follows:

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | United States | Non-U.S. | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | | | |
| Service cost | $— | $ 7 | $ 1 | $ 5 | $ 3 | $ 7 |
| Interest cost | 3 | 8 | 5 | 7 | 8 | 7 |
| Expected return on plan assets | (1) | (5) | (1) | (5) | (1) | (4) |
| Amortization of prior service cost | — | — | 2 | — | 4 | — |
| Settlements/curtailments | — | — | 37 | (1) | 5 | — |
| Amortization of net loss | 1 | 1 | 1 | — | 6 | 1 |
| Net periodic benefit cost | $ 3 | $ 11 | $45 | $ 6 | $25 | $ 11 |

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during the years ended December 31, 2011 and 2010 were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | United States | Non-U.S. | United States | Non-U.S. |
| | (In millions) | | | |
| New Activity: | | | | |
| Net (gain) loss for the year | $ 2 | $ 7 | $ (27) | $ 14 |
| Reclassification Adjustments: | | | | |
| Net gain (loss) | (1) | (1) | — | 1 |
| Prior service cost | — | — | (40) | — |
| Total other comprehensive income (loss) | $ 1 | $ 6 | $ (67) | $ 15 |

Amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost in 2012 are as follows:

| | United States | Non-U.S. |
|---|---|---|
| | (In millions) | |
| Net loss | $1 | $2 |

Prior service costs are amortized using an alternative straight-line method over the average remaining service period of employees expected to receive plan benefits. Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions.

The weighted average assumption rates used for benefit obligations were as follows:

| | Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Discount rate: | | |
| United States plans | 2.50 – 4.50% | 3.25 – 4.50% |
| International plans | 1.37 – 7.50 | 1.59 – 7.50 |
| Rate of compensation increase: | | |
| United States plans | — | — |
| International plans | 2.00 – 4.30 | 2.00 – 4.50 |

The weighted average assumption rates used for net periodic benefit costs were as follows:

| | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Discount rate: | | | |
| United States plans | 3.25 – 5.50% | 5.25% | 5.75 – 6.25% |
| International plans | 1.59 – 7.50 | 1.68 – 8.00 | 1.68 – 6.00 |
| Expected return on plan assets: | | | |
| United States plans | 7.00 | 7.00 | 7.00 |
| International plans | 4.60 – 5.96 | 4.60 – 6.46 | 4.20 – 7.05 |
| Rate of compensation increase: | | | |
| United States plans | — | — | 8.00 |
| International plans | 2.00 – 4.50 | 2.00 – 4.70 | 2.00 – 5.15 |

In determining the overall expected long-term rate of return for plan assets, we take into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category must be reviewed individually and then weighted for significance in relation to the total portfolio.

The following table presents the fair values of the Company's pension plan assets as of December 31, 2011. United States and International plans are combined below as there is only one United States plan with assets. For an explanation of the various levels, see Note 10—Fair Value of Financial Instruments.

| | Level 1 | Level 2 (In millions) | Total |
|---|---|---|---|
| Investment funds (a) | $— | $103 | $103 |
| Common/collective trust funds (b) | — | 8 | 8 |
| Total assets at fair value | $— | $111 | $111 |

(a) These international funds invest in the following: 3% cash, 7% U.S. equities, 32% non-U.S. equities, 50% non-U.S. fixed income securities 7%, property and 1% other.

(b) These U.S. funds invest in 61% equities and 39% fixed income securities.

The following table presents the fair values of the Company's pension plan assets as of December 31, 2010. United States and International plans are combined below as there is only one United States plan with assets. For an explanation of the various levels, see Note 10 – Fair Value of Financial Instruments.

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| | | (In millions) | |
| Investment funds (a) | $— | $ 94 | $ 94 |
| Common/collective trust funds (b) | — | 9 | 9 |
| Total assets at fair value | $— | $103 | $103 |

(a) These international funds invest in the following: 5% cash, 9% U.S. equities, 39% non-U.S. equities, 37% non-U.S. fixed income securities, 6% property and 4% other.

(b) These U.S. funds invest in 63% equities and 37% fixed income securities.

Common/collective trust funds are valued at the net asset value of shares in the fund as determined by the issuer which are based on the fair value of the underlying assets. Investment funds are valued by the issuer based on the fair value of the underlying assets.

In the U.S., our investment strategy includes a balanced approach with target allocation percentages of 60% equity investments and 40% fixed income investments. For the international plans, investment strategies vary by plan, however, all continue to invest primarily in equity and fixed income investments. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

In 2012, we expect to contribute less than $1 million in the U.S. and $9 million internationally to our pension and other postretirement benefit plans. In addition, the following benefit payments, which reflect expected future service and anticipated settlements, as appropriate, are expected to be paid:

| | United States | Non-U.S. |
|---|---|---|
| | (In millions) | |
| 2012 | $10 | $ 2 |
| 2013 | 9 | 3 |
| 2014 | 8 | 4 |
| 2015 | 7 | 3 |
| 2016 | 24 | 5 |
| 2017 – 2021 | 36 | 29 |

## 15. Income Taxes

We are exempt from Swiss cantonal and communal tax on income derived outside Switzerland, and are also granted participation relief from Swiss federal tax for qualifying dividend income and capital gains related to the sale of qualifying investments in subsidiaries. We expect that the participation relief will result in a full exemption of participation income from Swiss federal income tax.

We provide for income taxes based on the laws and rates in effect in the countries in which operations are conducted, or in which we or our subsidiaries are considered resident for income tax purposes. The relationship between our pre-tax income or loss from continuing operations and our income tax benefit or provision varies from period to period as a result of various factors which include changes in total pre-tax income or loss, the jurisdictions in which our income is earned, the tax laws in those jurisdictions and in our operating structure.

Our income tax benefit (provision) from continuing operations consisted of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (Restated) | (Restated) |
| | | *(In millions)* | |
| Total current provision | $(337) | $(257) | $(260) |
| Total deferred benefit (provision) | (149) | (82) | 123 |
| | $(486) | $(339) | $(137) |

The restatement increased our provision for income taxes by $41 million in 2010 and $50 million in 2009 compared to the previously restated results for 2010 and 2009, respectively. The $41 million correction in 2010 resulted from the recognition of $23 million of reserves for uncertain tax positions, $21 million in deferred tax adjustments for additional valuation allowances, partially offset by $3 million in other net adjustments to our current and deferred tax accounts. The $50 million correction in 2009 resulted from the recognition of an additional $49 million of reserves for unrecognized tax benefits and $5 million in deferred tax adjustments resulting from additional valuation allowances, partially offset by $4 million in other net adjustments to our current and deferred tax accounts.

The difference between the income tax benefit (provision) at the Swiss federal income tax rate and the income tax benefit (provision) attributable to Income from Continuing Operations Before Income Taxes for the three years ended December 31, 2011 is analyzed below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (Restated) | (Restated) |
| | | *(In millions)* | |
| Swiss federal income tax rate at 7.83% | $ (60) | $ (16) | $ (22) |
| Tax on earnings subject to rates different than the Swiss federal income tax rate | (293) | (49) | (32) |
| Non-deductible and other permanent items | (65) | (178) | (22) |
| Change in valuation allowance | (30) | (53) | (5) |
| Change in unrecognized tax benefits | (38) | (43) | (56) |
| | $(486) | $(339) | $(137) |

During 2011, we recorded expense of $23 million related to the redemption of equity in one of our U.S. subsidiaries. During 2010, we recorded expense of approximately $124 million related to the restructuring of our Latin America operations. These amounts are included in tax on earnings subject to rates different than the Swiss federal income tax rate.

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which we have operations. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related asset or liability for financial reporting.

The components of the net deferred tax asset (liability) attributable to continuing operations were as follows:

| | December 31, 2011 | December 31, 2010 (Restated) |
|---|---|---|
| | *(In millions)* | |
| Deferred tax assets: | | |
| Net operating losses carryforwards | $ 295 | $ 397 |
| Accrued liabilities and reserves | 157 | 144 |
| Tax credit carryforwards | 65 | 69 |
| Employee benefits | 39 | 42 |
| Inventory | 51 | 57 |
| Other differences between financial and tax basis | 42 | 21 |
| Valuation allowance | (157) | (133) |
| Total deferred tax assets | 492 | 597 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | (322) | (292) |
| Goodwill and other intangibles | (190) | (214) |
| Other differences between financial and tax basis | (98) | (44) |
| Total deferred tax liabilities | (610) | (550) |
| Net deferred tax assets (liabilities) | $(118) | $ 47 |

The overall increase in the valuation allowance in 2011 is primarily attributable to the establishment of a valuation allowance against net operating losses ("NOLs") and tax credits in various jurisdictions. Management's assessment is that the character and nature of future taxable income may not allow us to realize the tax benefits of the NOLs and tax credits within the allowable carryforward period. Therefore, an appropriate valuation allowance has been recorded.

We have not provided additional taxes for the repatriation of earnings of our foreign subsidiaries because their earnings are deemed to be indefinitely reinvested. If the earnings in our foreign subsidiaries were not indefinitely reinvested as of December 31, 2011, the estimated tax liability would be approximately $143 million, net.

At December 31, 2011, we had approximately $1.25 billion of NOLs in various jurisdictions, $74 million of which were generated by certain U.S. subsidiaries. A portion of the U.S. NOL was generated by certain subsidiaries prior to their acquisition by us, and the use of these acquired NOLs is subject to limitations imposed by the U.S. Internal Revenue Code. Loss carryforwards, if not utilized, will expire at various dates from 2012 through 2031.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (Restated) | (Restated) |
| | | (In millions) | |
| Balance at beginning of year | $150 | $135 | $ 87 |
| Additions as a result of tax positions taken during a prior period | 12 | 20 | 13 |
| Reductions as a result of tax positions taken during a prior period | (11) | (16) | (2) |
| Additions as a result of tax positions taken during the current period | 21 | 23 | 42 |
| Reductions relating to settlements with taxing authorities | (28) | (9) | (4) |
| Reductions as a result of a lapse of the applicable statute of limitations | (1) | (3) | (1) |
| Balance at end of year | $143 | $150 | $135 |

All of the unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense in the financial statements. This is an accounting policy election made by us that is a continuation of our historical policy and will continue to be consistently applied in the future. We recognized $24 million, $2 million and $21 million of interest and penalties for the years ended December 31, 2011, 2010 and 2009, respectively. The amounts in the table above exclude accrued interest and penalties of $86 million, $62 million and $60 million at December 31, 2011, 2010 and 2009, respectively.

We are subject to income tax in many of the approximately 100 countries where we operate including major operations in the United States and Canada. Many of our subsidiaries in Canada are open to examination for tax years dating from December 31, 2006 through December 31, 2011. We are open to examination in the United States for tax years ended December 31, 2007 through December 31, 2011.

We anticipate a change in the balance of unrecognized tax benefits of approximately $30 million within the next 12 months.

## 16. Disputes, Litigation and Contingencies

### *U.S. Government and Internal Investigations*

We are currently involved in government and internal investigations.

Until 2003, we participated in the United Nations oil-for-food program governing sales of goods and services into Iraq. The U.S. Department of Justice ("DOJ") and the SEC have undertaken investigations of our participation in the oil-for-food program and have subpoenaed certain documents in connection with these investigations. We have cooperated fully with these investigations. We have retained legal counsel, reporting to our audit committee, to investigate this matter. We are in negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The U.S. Department of Commerce, Bureau of Industry & Security, Office of Foreign Assets Control ("OFAC"), DOJ and SEC have undertaken investigations of allegations of improper sales of products and services by the Company and its subsidiaries in certain sanctioned countries. We have cooperated fully with this investigation. We have retained legal counsel, reporting directly to our audit committee, to investigate these matters. We are in negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigation, financial or otherwise.

In light of these investigations, the U.S. and foreign policy environment and the inherent uncertainties surrounding these countries, we decided in September 2007 to direct our foreign subsidiaries to discontinue doing business in countries that are subject to comprehensive U.S. economic and trade sanctions, specifically Cuba, Iran, and Sudan, as well as Syria. Effective September 2007, we ceased entering into any new contracts in these countries and began an orderly discontinuation and winding down of our existing business in these sanctioned countries. Effective March 31, 2008, we substantially completed our winding down of business in these countries and have conducted further withdrawal activities, pursuant to the licenses issued by OFAC, which have now ceased. Certain of our subsidiaries continue to conduct business in countries such as Myanmar that are subject to more limited U.S. trading sanctions. In 2011, the country of South Sudan came into formal existence without the same sanction restrictions as those imposed upon Sudan; the Company may operate in South Sudan.

The DOJ and SEC are investigating our compliance with the Foreign Corrupt Practices Act ("FCPA") and other laws worldwide. We have retained legal counsel, reporting to our audit committee, to investigate these matters and to cooperate fully with the DOJ and SEC. As part of our investigations, we have uncovered potential violations of U.S. law in connection with activities in several jurisdictions. We are in negotiations with the government agencies to resolve these matters, but we cannot yet anticipate the timing, outcome or possible impact of the ultimate resolution of the investigations, financial or otherwise.

The DOJ, SEC and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trade sanctions laws, the FCPA and other federal statutes including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. In recent years, these agencies and authorities have entered into agreements with, and obtained a range of penalties against, several corporations and individuals in similar investigations, under which civil and criminal penalties were imposed, including in some cases fines and other penalties and sanctions in the tens and hundreds of millions of dollars. These agencies are seeking to impose penalties against us for past conduct, but the ultimate amount of any penalties we may pay currently cannot be reasonably estimated. Under trade sanctions laws, the DOJ may also seek to impose modifications to business practices, including immediate cessation of all business activities in specific countries or other limitations that decrease our business, and modifications to compliance programs, which may increase compliance costs. Any injunctive relief, disgorgement, fines, penalties, sanctions or imposed modifications to business practices resulting from these investigations could adversely affect our results of operations, and the cost of our investigations have been significant. In addition, our historical activities in sanctioned countries, such as Sudan and Iran, could result in certain investors, such as government-sponsored pension funds, divesting of or not investing in, our shares. Based on available information, we cannot predict what, if any, actions the DOJ, SEC or other authorities will take in our situation or the effect any such actions will have on our consolidated financial position or results of operations. To the extent we violated trade sanctions laws, the FCPA, or other laws or regulations, fines and other penalties may be imposed. Because these matters are now pending before the indicated agencies, and we currently cannot reasonably estimate the ultimate amount of any penalties we may pay, there can be no assurance that actual fines or penalties, if any, will not have a material adverse effect on our business, financial condition, liquidity or results of operations.

Through December 31, 2011, we have incurred $40 million for costs in connection with our exit from sanctioned countries and incurred $123 million for legal and professional fees in connection with complying with and conducting these on-going investigations.

In addition, the SEC and Department of Justice are investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 8-K on March 1, 2011 and February 21, 2012 and the related restatements of historical financial statements. We are cooperating with the government investigation.

***Macondo Litigation***

On April 20, 2010, the Deepwater Horizon rig operating under contract with BP at the Macondo well in the Gulf of Mexico exploded and sank, resulting in 11 deaths, several injuries and significant damages to property and the environment.

We provided the following services and products to BP on the Macondo well: (1) connected and tightened four intermediate casing strings and one tapered production string ("long string"); (2) furnished a liner hanger on one casing string; (3) furnished centralizers, most of which were not used in the well, and (4) provided float equipment on the long string. The float equipment consisted of a reamer shoe, a float collar and wiper plugs. The float collar is designed to control backflow or ingress of the cement through the shoe track while the cement hardens. At the time of the explosion, we had two employees on the Deepwater Horizon; they sustained minor injuries.

As a result of the explosion, approximately 400 lawsuits were filed, mainly for personal injuries, wrongful death and pollution damage. We are named, along with BP and other defendants, in several dozen of these lawsuits. The United States Judicial Panel on Multidistrict Litigation issued an order centralizing most of these cases in the Federal District Court for the Eastern District of Louisiana. The pollution damage complaints generally refer to the Oil Pollution Act of 1990 ("OPA") and allege, among other things, negligence and gross negligence by us and other defendants. They allege that we and the other defendants are responsible for property damage, trespass, nuisance and economic loss as a result of environmental pollution and generally seek awards of unspecified economic, compensatory, and punitive damages, as well as injunctive relief.

We were not designated as a "Responsible Party," as that term is defined by OPA. Therefore, we were not charged with responsibility for cleaning up the oil released from the Macondo well or handling any claims. The Responsible Party may make a claim for contribution against any other party it alleges contributed to the oil spill. Since we have not been named a Responsible Party, we sought to be dismissed from any and all OPA-related claims.

In June 2011, we reached an agreement with BP wherein BP agreed to indemnify us for the vast majority of our potential exposure related to the Macondo incident, including OPA claims. Pursuant to this agreement, we agreed to pay BP $75 million, an amount covered by our insurance policies.

In February 2012, the Court in which the consolidated Multidistrict Litigation is pending dismissed all claims against Weatherford, finding that there was no evidence that the Weatherford equipment used in the Macondo well was defective or that any actions or inactions by Weatherford caused or contributed to the cause of the blowout and oil spill. Subsequent to these claims being dismissed, new claims were brought against the Company which we expect to be consolidated into the Multidistrict Litigation and also dismissed. Additionally, claims brought against us in state court, which have not been consolidated in the Multidistrict Litigation, are still pending. We cannot predict whether or not those claims will proceed against Weatherford. However, given the dismissal of the claims against us in the Multidistrict Litigation and the June 2011 indemnification agreement with BP, we do not believe that we have any material exposure with regard to these remaining claims. Additional lawsuits could be filed in the future relating to the Macondo incident.

Additionally, we are cooperating fully with the investigations of the accident initiated by various agencies of the U.S. government and, to the extent requested, have responded to several subpoenas, information and document requests and requests for testimony of employees.

***Shareholder Litigation***

In 2010, shareholders filed suit in Weatherford's name against those directors in place before June 2010 and certain current and former members of management relating to the U.S. government and internal investigations disclosed above and in our SEC filings since 2007. Separately, in 2011 and 2012, shareholders filed suit relating to the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on Forms 12b-25 filed on March 1, 2011 and February 29, 2012, and 8-K on March 1, 2011 and February 21, 2012, and the related restatement of historical financial statements. These suits name the Company as well as current and former members of management as well as our directors. We cannot predict the ultimate outcome of these claims.

***Other Disputes***

Our former Senior Vice President and General Counsel (the "Executive") left the Company in June 2009. The Executive had employment agreements with us that terminated on his departure. There is currently a dispute between the Executive and us as to the amount of compensation we are obligated to pay under these employment agreements based on the Executive's separation. This dispute has not resulted in a lawsuit being filed. It is our belief that an unfavorable outcome regarding this dispute is not probable, and as such, we have not accrued for $9 million of the Executive's claimed severance and other benefits.

Additionally, we are aware of various disputes and potential claims and are a party in various litigation involving claims against us, some of which are covered by insurance. For claims, disputes and pending litigation in which we believe a negative outcome is probable and a loss or range of loss can be reasonably estimated, we have recorded a liability for the expected loss. These liabilities are immaterial to our financial condition and results of operations. In addition we have certain claims, disputes and pending litigation in which we do not believe a negative outcome is probable or for which we can only estimate a range of liability. If one or more negative outcomes were to occur, the impact to our financial condition could be as high as $45 million.

## 17. Commitments

We are committed under various operating lease agreements primarily related to office space and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property. Future minimum rental commitments under noncancellable operating leases are as follows (in thousands):

| | |
|---|---|
| 2012 | $173 |
| 2013 | 126 |
| 2014 | 98 |
| 2015 | 79 |
| 2016 | 56 |
| Thereafter | 179 |
| | $711 |

Total rent expense incurred under operating leases was approximately $328 million, $321 million and $367 million for the years ended December 31, 2011, 2010 and 2009, respectively.

## 18. Segment Information

***Reporting Segments***

Our operational performance is reviewed and managed on a geographic basis. We report the following regions as separate, distinct reporting segments: (1) North America; (2) Middle East/North Africa/Asia; (3) Europe/West Africa/FSU; and (4) Latin America. Financial information by segment is summarized below. Revenues are attributable to countries based on the ultimate destination of the sale of products or performance of services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

| | Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Net Operating Revenues | Income from Operations | Depreciation and Amortization | Capital Expenditures | Assets at December 31, 2011 |
| | | | (In millions) | | |
| North America | $ 6,023 | $1,262 | $ 357 | $ 416 | $ 7,658 |
| Middle East/North Africa/Asia (a) | 2,441 | 30 | 328 | 504 | 5,252 |
| Europe/West Africa/FSU | 2,300 | 296 | 232 | 226 | 3,888 |
| Latin America | 2,226 | 253 | 198 | 329 | 3,505 |
| | 12,990 | 1,841 | 1,115 | 1,475 | 20,303 |
| Corporate and Research and Development | — | (443) | 20 | 49 | 882 |
| Severance, Exit and Other Adjustments (b) | — | (74) | — | — | — |
| Total | $12,990 | $1,324 | $1,135 | $1,524 | $21,185 |

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Net Operating Revenues | Income from Operations | Depreciation and Amortization | Capital Expenditures | Assets at December 31, 2010 (Restated) |
| | | | (In millions) | | |
| North America | $ 4,167 | $ 696 | $ 328 | $242 | $ 6,647 |
| Middle East/North Africa/Asia | 2,451 | 268 | 304 | 381 | 4,970 |
| Europe/West Africa/FSU | 1,984 | 241 | 212 | 106 | 3,634 |
| Latin America (c) | 1,619 | 51 | 181 | 220 | 2,711 |
| | 10,221 | 1,256 | 1,025 | 949 | 17,962 |
| Corporate and Research and Development | — | (388) | 22 | 28 | 1,245 |
| Revaluation of Contingent Consideration | — | 13 | — | — | — |
| Severance, Exit and Other Adjustments (d) | — | (99) | — | — | — |
| Total | $10,221 | $ 782 | $1,047 | $977 | $19,207 |

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Net Operating Revenues | Income from Operations | Depreciation and Amortization | Capital Expenditures | Assets at December 31, 2009 |
| | | (Restated) | | | (Restated) |
| | | | (In millions) | | |
| North America | $2,762 | $ 192 | $316 | $ 276 | $ 6,421 |
| Middle East/North Africa/Asia | 2,373 | 445 | 257 | 818 | 4,617 |
| Europe/West Africa/FSU | 1,619 | 224 | 167 | 206 | 3,592 |
| Latin America | 2,079 | 278 | 153 | 228 | 3,111 |
| | 8,833 | 1,139 | 893 | 1,528 | 17,741 |
| Corporate and Research and Development | — | (373) | 16 | 41 | 1,029 |
| Revaluation of Contingent Consideration | — | 24 | — | — | — |
| Severance, Exit and Other Adjustments (e) | — | (100) | — | — | — |
| Total | $8,833 | $ 690 | $909 | $1,569 | $18,770 |

(a) Early in the year ended December 31, 2011, our operations in Libya were disrupted by civil unrest. Most employees were evacuated and steps were taken to safeguard assets within the country. Due to the on-going hostilities, we were unable to physically verify the existence or condition of the majority of our assets in country for most of 2011 and the information available to us about those assets evolved during the year. Additionally, due to international sanctions against all entities affiliated with the Libyan government, we were unable to pursue collections of accounts receivable from a significant portion of our Libyan customers. In the fourth quarter, hostilities subsided and limited company personnel were able to re-enter the country. Additionally, we were able to engage in discussions with our customers. Following an examination of our Libyan assets and evaluation of our accounts receivable from Libyan customers, we recognized an expense of $59 million primarily to establish a reserve for receivables, machinery and equipment and inventory in Libya. Given our evacuation from the country, it may be difficult, if not impossible, for us to safeguard and recover all of our operating assets; our ability to do so will depend on the local turn of events. We risk loss of assets in any location where hostilities arise and persist. In these areas we also may not be able to perform the work we are contracted to perform, which could lead to forfeiture of performance bonds.

(b) Severance, Exit and Other Adjustments for the year ended December 31, 2011, includes $10 million of costs incurred in connection with on-going investigations by the U.S. government, $9 million associated with the termination of a corporate consulting contract, and severance, exit and other charges of $55 million.

(c) Latin America for the year ended December 31, 2010, includes a $76 million charge for revisions to our profitability estimates on our project management contracts in Mexico and a $32 million reserve taken against accounts receivable balances in Venezuela in light of the country's economic prognosis.

(d) Severance, Exit and Other Adjustments for the year ended December 31, 2010, includes a $38 million charge related to our SERP which was frozen on March 31, 2010, $61 million for severance and facility closure costs and $7 million for legal, professional and other fees incurred in connection with our on-going investigations. These charges were offset by a $7 million benefit related to the reversal of prior cost accruals for our exit from certain sanctioned countries.

(e) Severance, Exit and Other Adjustments for the year ended December 31, 2009, includes $45 million for legal, professional and other fees incurred in connection with on-going investigations by the U.S. government, $51 million for severance and facility closure costs associated with reorganization activities and $4 million in costs related to the Company's withdrawal from certain sanctioned countries.

***Products and Services***

We are a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and natural gas industry. The composition of our consolidated revenues by product line is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Artificial Lift Systems | 17% | 15% | 14% |
| Stimulation and Chemicals Services | 17 | 12 | 8 |
| Drilling Services | 17 | 17 | 16 |
| Well Construction | 12 | 14 | 15 |
| Integrated Drilling | 11 | 12 | 14 |
| Completion Systems | 8 | 8 | 11 |
| Drilling Tools | 6 | 8 | 8 |
| Wireline and Evaluation Services | 6 | 6 | 6 |
| Re-entry and Fishing | 5 | 6 | 6 |
| Pipeline and Specialty Services | 1 | 2 | 2 |
| Total | 100% | 100% | 100% |

***Geographic Areas***

Financial information by geographic area for each of the three years ended December 31, 2011, is summarized below. Long-lived assets exclude deferred tax assets of $420 million, $107 million and $74 million at December 31, 2011, 2010 and 2009, respectively.

| | Revenues from Unaffiliated Customers | | | Long-lived Assets | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 (Restated) | 2009 (Restated) |
| | | | (In millions) | | | |
| United States | $ 4,714 | $ 3,197 | $2,119 | $ 3,585 | $ 4,213 | $ 4,321 |
| Mexico | 789 | 617 | 1,231 | 409 | 372 | 407 |
| Canada | 1,309 | 970 | 643 | 1,210 | 1,236 | 1,243 |
| Other Countries | 6,178 | 5,437 | 4,840 | 7,862 | 6,801 | 6,755 |
| | $12,990 | $10,221 | $8,833 | $13,066 | $12,622 | $12,726 |

## 19. Quarterly Financial Data (Unaudited)

We have restated quarterly periods ended March 31, June 30 and September 30, 2011, and all four quarters of 2010 due to errors in the Company's accounting for income taxes. In addition to the adjustments recorded to address our tax errors, we recorded other adjustments to correct previously identified immaterial errors affecting operating income. See Note 2—Restatement of the Consolidated Financial Statements.

| | 2011 Quarters | | | | |
|---|---|---|---|---|---|
| | First (Restated) | Second (Restated) | Third (Restated) | Fourth | Total |
| | (In millions, except per share amounts) | | | | |
| Revenues | $2,856 | $3,052 | $3,373 | $3,709 | $12,990 |
| Gross Profit | 726 | 786 | 898 | 915 | 3,325 |
| Net Income (Loss) Attributable to Weatherford | 37 | 76 | 130 | 19 | 262 |
| Basic Earnings (Loss) Per Share | 0.05 | 0.10 | 0.17 | 0.03 | 0.35 |
| Diluted Earnings (Loss) Per Share | 0.05 | 0.10 | 0.17 | 0.02 | 0.34 |

| | 2010 Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (Restated) | (Restated) | (Restated) | (Restated) | (Restated) |
| | *(In millions, except per share amounts)* | | | | |
| Revenues | $2,331 | $2,437 | $2,530 | $2,923 | $10,221 |
| Gross Profit | 578 | 629 | 632 | 800 | 2,639 |
| Net Income (Loss) Attributable to Weatherford | (70) | (56) | 88 | (114) | (152) |
| Basic Earnings (Loss) Per Share | (0.09) | (0.07) | 0.12 | (0.16) | (0.20) |
| Diluted Earnings (Loss) Per Share | (0.09) | (0.07) | 0.12 | (0.16) | (0.20) |

Management concluded that the Company had not remediated its previously disclosed material weakness in our internal controls over the accounting for income taxes as of December 31, 2011. As a result of the remediation efforts during 2011, management identified additional errors in prior periods related to recognition of current taxes payable, certain deferred tax assets and liabilities, reserves for unrecognized tax benefits and current and deferred income tax expense. These errors resulted in the understatement of income tax expense by $41 million in 2010 and by $27 million, $30 million, and $61 million in the first, second and third quarters of 2011, respectively.

Restated quarterly results for 2011 include a reduction to net income of approximately $22 million, $35 million and $60 million for the first, second and third quarters, respectively, primarily attributable to additional unrecognized tax benefits and withholding taxes.

The $41 million correction for 2010 resulted an additional $23 million of unrecognized tax benefits and $21 million of deferred tax adjustments for additional valuation allowances, partially offset by $3 million of other net adjustments to our current and deferred tax accounts. The correction of these tax errors and the immaterial errors impacting operating income, resulted in a reduction to net income of approximately $1 million, $6 million, $6 million and $28 million for the first, second, third, and fourth quarters of 2010, respectively.

The following tables present the impact of the restatement on the quarters of 2011 and 2010:

| | 2011 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | (In millions, except per share amounts) | | | |
| **As Previously Reported** | | | | |
| **Statement of Operations:** | | | | |
| Cost of Products | $ 786 | $ 872 | $ 950 | $— |
| Research and Development | 65 | 62 | 59 | — |
| Selling, General and Administrative Attributable to Segments | 389 | 379 | 378 | — |
| Operating Income | 212 | 297 | 416 | — |
| Other, Net | (19) | (22) | (26) | — |
| Income (Loss) Before Income Taxes | 81 | 161 | 275 | — |
| Provision for Income Taxes | (19) | (46) | (82) | — |
| Net Income (Loss) | 62 | 115 | 193 | — |
| Net Income (Loss) attributable to Weatherford | 59 | 110 | 190 | — |
| Basic Earnings (Loss) Per Share | 0.08 | 0.15 | 0.25 | — |
| Diluted Earnings (Loss) Per Share | 0.08 | 0.15 | 0.25 | — |

| | 2011 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | (In millions, except per share amounts) | | | |
| **Balance Sheet:** | | | | |
| Inventories | $2,760 | $2,939 | $3,072 | $— |
| Current Deferred Taxes | 269 | 274 | 261 | — |
| Goodwill | 4,260 | 4,311 | 4,351 | — |
| Other Intangible Assets | 735 | 759 | 722 | — |
| Other Assets | 262 | 266 | 259 | — |
| Other Current Liabilities | 940 | 1,143 | 1,123 | — |
| Other Liabilities | 591 | 552 | 466 | — |
| Retained Earnings | 4,408 | 4,518 | 4,700 | — |
| Accumulated Other Comprehensive Income (Loss) | 331 | 349 | 81 | — |
| Noncontrolling Interests | 61 | 59 | 24 | — |

| | 2011 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | *(In millions, except per share amounts)* | | | |
| **Restatement Adjustments** | | | | |
| **Statement of Operations:** | | | | |
| Cost of Products | $ 5 | $ — | $ (2) | $— |
| Research and Development | (5) | — | — | — |
| Selling, General and Administrative Attributable to Segments | (5) | 5 | — | — |
| Operating Income | 4 | (5) | 1 | — |
| Other, Net | — | — | — | — |
| Income (Loss) Before Income Taxes | 4 | (5) | 1 | — |
| Provision for Income Taxes | (27) | (30) | (61) | — |
| Net Income (Loss) | (23) | (35) | (60) | — |
| Net Income (Loss) attributable to Weatherford | (22) | (34) | (60) | — |
| Basic Earnings (Loss) Per Share | (0.03) | (0.05) | (0.08) | — |
| Diluted Earnings (Loss) Per Share | (0.03) | (0.05) | (0.08) | — |

| | 2011 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | *(In millions, except per share amounts)* | | | |
| **Balance Sheet:** | | | | |
| Inventories | $ — | $ 1 | $ 1 | $— |
| Current Deferred Tax Assets | 28 | 28 | 29 | — |
| Goodwill | 95 | 94 | 62 | — |
| Other Intangible Assets | 1 | 2 | 2 | — |
| Other Assets | (43) | (42) | (42) | — |
| Other Current Liabilities | 41 | 47 | 47 | — |
| Other Liabilities | 142 | 144 | 148 | — |
| Retained Earnings | (276) | (310) | (371) | — |
| Accumulated Other Comprehensive Income (Loss) | 50 | 49 | 17 | — |
| Noncontrolling Interests | 4 | 3 | 3 | — |

| | 2011 Quarters | | | | |
|---|---|---|---|---|---|
| | First (Restated) | Second (Restated) | Third (Restated) | Fourth | Total |
| | (In millions, except per share amounts) | | | | |
| **As Restated** | | | | | |
| **Statement of Operations:** | | | | | |
| Cost of Products | $ 791 | $ 872 | $ 948 | $1,123 | $3,734 |
| Research and Development | 60 | 62 | 59 | 64 | 245 |
| Selling, General and Administrative Attributable to Segments | 384 | 384 | 378 | 388 | 1,534 |
| Operating Income | 216 | 292 | 417 | 399 | 1,324 |
| Other, Net | (19) | (22) | (26) | (40) | (107) |
| Income (Loss) Before Income Taxes | 85 | 156 | 276 | 247 | 764 |
| Provision for Income Taxes | (46) | (76) | (143) | (221) | (486) |
| Net Income (Loss) | 39 | 80 | 133 | 26 | 278 |
| Net Income (Loss) attributable to Weatherford | 37 | 76 | 130 | 19 | 262 |
| Basic Earnings (Loss) Per Share | 0.05 | 0.10 | 0.17 | 0.03 | 0.35 |
| Diluted Earnings (Loss) Per Share | 0.05 | 0.10 | 0.17 | 0.02 | 0.34 |

| | 2011 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | (In millions, except per share amounts) | | | |
| **Balance Sheet:** | | | | |
| Inventories | $2,760 | $2,940 | $3,073 | $3,158 |
| Current Deferred Tax Assets | 297 | 302 | 290 | 250 |
| Goodwill | 4,355 | 4,405 | 4,413 | 4,422 |
| Other Intangible Assets | 734 | 757 | 720 | 711 |
| Other Assets | 219 | 224 | 217 | 454 |
| Other Current Liabilities | 981 | 1,190 | 1,170 | 787 |
| Other Liabilities | 733 | 696 | 614 | 1,133 |
| Retained Earnings | 4,132 | 4,208 | 4,329 | 4,352 |
| Accumulated Other Comprehensive Income (Loss) | 381 | 398 | 97 | 70 |
| Noncontrolling Interests | 65 | 62 | 27 | 21 |

| | 2010 Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In millions, except per share amounts) | | | | |
| **As Previously Reported** | | | | | |
| **Statement of Operations:** | | | | | |
| Cost of Products | $ 574 | $ 603 | $ 642 | $ 816 | $2,635 |
| Research and Development | 49 | 53 | 55 | 57 | 214 |
| Selling, General and Administrative Attributable to Segments | 338 | 418 | 257 | 391 | 1,404 |
| Operating Income | 108 | 105 | 275 | 294 | 782 |
| Other, Net | (9) | (14) | (12) | (18) | (53) |
| Income (Loss) Before Income Taxes | (61) | (5) | 153 | 118 | 205 |
| Provision for Income Taxes | (3) | (40) | (54) | (201) | (298) |
| Net Income (Loss) | (64) | (45) | 99 | (83) | (93) |
| Net Income (Loss) attributable to Weatherford | (68) | (48) | 95 | (87) | (108) |
| Basic Earnings (Loss) Per Share | (0.09) | (0.06) | 0.13 | (0.13) | (0.15) |
| Diluted Earnings (Loss) Per Share | (0.09) | (0.06) | 0.13 | (0.13) | (0.15) |

| | 2010 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | (In millions, except per share amounts) | | | |
| **Balance Sheet:** | | | | |
| Inventories | $2,315 | $2,369 | $2,493 | $2,590 |
| Current Deferred Tax Assets | 259 | 259 | 260 | 255 |
| Other Current Assets | 666 | 716 | 655 | 601 |
| Goodwill | 4,141 | 4,129 | 4,142 | 4,185 |
| Other Intangible Assets | 755 | 742 | 733 | 730 |
| Other Assets | 313 | 309 | 353 | 244 |
| Other Current Liabilities | 837 | 1,006 | 995 | 640 |
| Other Liabilities | 373 | 373 | 432 | 554 |
| Retained Earnings | 4,388 | 4,341 | 4,435 | 4,349 |
| Accumulated Other Comprehensive Income (Loss) | 94 | (1) | 143 | 152 |
| Noncontrolling Interests | 77 | 71 | 70 | 64 |

| | 2010 Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | *(In millions, except per share amounts)* | | | | |
| **Restatement Adjustments** | | | | | |
| **Statement of Operations:** | | | | | |
| Cost of Products | $ — | $ 2 | $ — | $ (4) | $ (2) |
| Research and Development | — | 1 | — | 1 | 2 |
| Selling, General and Administrative Attributable to Segments | (1) | (1) | (1) | 3 | — |
| Operating Income | — | — | — | — | — |
| Other, Net | — | — | — | — | — |
| Income (Loss) Before Income Taxes | 1 | — | — | (1) | — |
| Provision for Income Taxes | (2) | (6) | (5) | (28) | (41) |
| Net Income (Loss) | (1) | (6) | (6) | (28) | (41) |
| Net Income (Loss) attributable to Weatherford | (2) | (8) | (7) | (27) | (44) |
| Basic Earnings (Loss) Per Share | — | (0.01) | (0.01) | (0.03) | (0.05) |
| Diluted Earnings (Loss) Per Share | — | (0.01) | (0.01) | (0.03) | (0.05) |

| | 2010 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | *(In millions, except per share amounts)* | | | |
| **Balance Sheet:** | | | | |
| Inventories | $ 1 | $ (1) | $ (2) | $ — |
| Current Deferred Tax Assets | 26 | 25 | 26 | 29 |
| Other Current Assets | 1 | — | — | — |
| Goodwill | 90 | 87 | 89 | 92 |
| Other Intangible Assets | (2) | (2) | (2) | (2) |
| Other Assets | — | — | — | (42) |
| Other Current Liabilities | 71 | 70 | 68 | (2) |
| Other Liabilities | 102 | 101 | 105 | 235 |
| Retained Earnings | (185) | (192) | (200) | (255) |
| Accumulated Other Comprehensive Income (Loss) | 1 | — | (3) | 47 |
| Noncontrolling Interests | 1 | 2 | 2 | 3 |

| | 2010 Quarters | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In millions, except per share amounts) | | | | |
| **As Restated** | | | | | |
| **Statement of Operations:** | | | | | |
| Cost of Products | $ 574 | $ 605 | $ 642 | $ 812 | $2,633 |
| Research and Development | 49 | 54 | 55 | 58 | 216 |
| Selling, General and Administrative Attributable to Segments | 337 | 417 | 256 | 394 | 1,404 |
| Operating Income | 108 | 105 | 275 | 294 | 782 |
| Other, Net | (9) | (14) | (12) | (18) | (53) |
| Income (Loss) Before Income Taxes | (60) | (5) | 153 | 117 | 205 |
| Provision for Income Taxes | (5) | (46) | (59) | (229) | (339) |
| Net Income (Loss) | (65) | (51) | 93 | (111) | (134) |
| Net Income (Loss) attributable to Weatherford | (70) | (56) | 88 | (114) | (152) |
| Basic Earnings (Loss) Per Share | (0.09) | (0.07) | 0.12 | (0.16) | (0.20) |
| Diluted Earnings (Loss) Per Share | (0.09) | (0.07) | 0.12 | (0.16) | (0.20) |

| | 2010 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| | (In millions, except per share amounts) | | | |
| **Balance Sheet:** | | | | |
| Inventories | $2,316 | $2,368 | $2,491 | $2,590 |
| Current Deferred Tax Assets | 285 | 284 | 286 | 284 |
| Other Current Assets | 666 | 716 | 655 | 601 |
| Goodwill | 4,231 | 4,216 | 4,231 | 4,277 |
| Other Intangible Assets | 753 | 740 | 731 | 728 |
| Other Assets | 313 | 309 | 353 | 202 |
| Other Current Liabilities | 908 | 1,076 | 1,063 | 638 |
| Other Liabilities | 475 | 474 | 537 | 789 |
| Retained Earnings | 4,203 | 4,149 | 4,235 | 4,094 |
| Accumulated Other Comprehensive Income (Loss) | 95 | (1) | 140 | 199 |
| Noncontrolling Interests | 78 | 71 | 72 | 67 |

## 20. Subsequent Events

At December 31, 2011, warrants were outstanding to purchase up to 8.6 million of our shares at a price of $15.00 per share and were exercisable until February 28, 2012. On February 28, 2012, 4.3 million of these warrants were exercised through physical delivery of shares in exchange for $65 million and the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares.

## 21. Other Disclosures Required by Swiss Law

### *Balance Sheet Item*

Information regarding insurance coverage on our property, plant and equipment is presented in Note 15 (Insurance) in the Weatherford International Ltd. stand-alone statutory financial statements.

### *Statement of Income Item*

Information regarding our personnel expenses is presented in Note 16 (Personnel Expenses) in the Weatherford International Ltd. stand-alone statutory financial statements.

***Compensation and Security Ownership of Board Members and Executive Officers***

The compensation and security ownership of members of the Board of Directors of Weatherford International Ltd. and of Weatherford executive officers is presented in Note 8 (Board of Directors Compensation), Note 9 (Executive Management Compensation) and Note 10 (Share Ownership—Board of Directors and Executive Management) in the Weatherford International Ltd. stand-alone statutory financial statements.

***Risk Assessment***

Weatherford International Ltd.'s risk assessment is presented in Note 11 (Risk Assessment Disclosure) of the Weatherford International Ltd. stand-alone statutory financial statements.

## 22. Consolidating Financial Statements

Weatherford Switzerland, is the ultimate parent of the Weatherford group and guarantees the obligations of Weatherford Bermuda and Weatherford Delaware noted below.

The following obligations of Weatherford Delaware were guaranteed by Weatherford Bermuda as of December 31, 2011 and 2010: (1) the 6.625% Senior Notes, (2) the 5.95% Senior Notes, (3) the 6.35% Senior Notes and (4) the 6.80% Senior Notes.

The following obligations of Weatherford Bermuda were guaranteed by Weatherford Delaware at December 31, 2011 and 2010: (1) the revolving credit facility, (2) the 4.95% Senior Notes, (3) the 5.50% Senior Notes, (4) the 6.50% Senior Notes, (5) the 5.15% Senior Notes, (6) the 6.00% Senior Notes, (7) the 7.00% Senior Notes, (8) the 9.625% Senior Notes, (9) the 9.875% Senior Notes, (10) the 5.125% Senior Notes and (11) the 6.75% Senior Notes.

As a result of these guarantee arrangements, we are required to present the following condensed consolidating financial information. The accompanying guarantor financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for our share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions. Certain prior year amounts have been reclassified to conform to the current year presentation.

**Condensed Consolidating Balance Sheet**
**December 31, 2011**
**(In millions)**

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash and Cash Equivalents | $ — | $ — | $ — | $ 371 | $ — | $ 371 |
| Other Current Assets | 3 | 16 | 19 | 7,290 | — | 7,328 |
| Total Current Assets | 3 | 16 | 19 | 7,661 | — | 7,699 |
| Equity Investments in Affiliates | 9,863 | 16,164 | 7,275 | 10,484 | (43,786) | |
| Shares Held in Parent | — | — | 82 | 401 | (483) | — |
| Intercompany Receivables, Net | — | 1,324 | 162 | — | (1,486) | — |
| Other Assets | 20 | 37 | 89 | 13,340 | — | 13,486 |
| Total Assets | $9,886 | $17,541 | $7,627 | $31,886 | $(45,755) | $21,185 |
| Current Liabilities: | | | | | | |
| Short-term Borrowings and Current Portion of Long-Term Debt | $ — | $ 1,005 | $ 292 | $ 23 | $ — | $ 1,320 |
| Accounts Payable and Other Current Liabilities | 10 | 133 | — | 2,750 | — | 2,893 |
| Total Current Liabilities | 10 | 1,138 | 292 | 2,773 | — | 4,213 |
| Long-term Debt | — | 5,163 | 1,046 | 77 | — | 6,286 |
| Intercompany Payables, Net | 344 | — | — | 1,142 | (1,486) | — |
| Other Long-term Liabilities | — | 80 | 47 | 1,006 | — | 1,133 |
| Total Liabilities | 354 | 6,381 | 1,385 | 4,998 | (1,486) | 11,632 |
| Weatherford Shareholders' Equity | 9,532 | 11,160 | 6,242 | 26,868 | (44,269) | 9,532 |
| Noncontrolling Interests | — | — | — | 21 | — | 21 |
| Total Liabilities and Shareholders' Equity | $9,886 | $17,541 | $7,627 | $31,887 | $(45,755) | $21,185 |

**Condensed Consolidating Balance Sheet**
**December 31, 2010**
**(Restated)**
**(In millions)**

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Current Assets: | | | | | | |
| Cash and Cash Equivalents | $ — | $ 114 | $ 11 | $ 291 | $ — | $ 416 |
| Other Current Assets | 10 | 9 | 85 | 6,000 | — | 6,104 |
| Total Current Assets | 10 | 123 | 96 | 6,291 | — | 6,520 |
| Equity Investments in Affiliates | 9,429 | 14,592 | 8,532 | 11,942 | (44,495) | |
| Shares Held in Parent | — | — | 94 | 469 | (563) | — |
| Intercompany Receivables, Net | — | 2,234 | 617 | — | (2,851) | — |
| Other Assets | 8 | 39 | 150 | 12,490 | — | 12,687 |
| Total Assets | $9,447 | $16,988 | $9,489 | $31,192 | $(47,909) | $19,207 |
| Current Liabilities: | | | | | | |
| Short-Term Borrowings and Current Portion of Long-Term Debt | $ — | $ 8 | $ 201 | $ 26 | $ — | $ 235 |
| Accounts Payable and Other Current Liabilities | 22 | 134 | 114 | 2,123 | — | 2,393 |
| Total Current Liabilities | 22 | 142 | 315 | 2,149 | — | 2,628 |
| Long-term Debt | — | 5,170 | 1,325 | 35 | — | 6,530 |
| Intercompany Payables, Net | 226 | — | — | 2,625 | (2,851) | — |
| Other Long-term Liabilities | 6 | 77 | 2 | 704 | — | 789 |
| Total Liabilities | 254 | 5,389 | 1,642 | 5,513 | (2,851) | 9,947 |
| Weatherford Shareholders' Equity | 9,193 | 11,599 | 7,847 | 25,612 | (45,058) | 9,193 |
| Noncontrolling Interests | — | — | — | 67 | — | 67 |
| Total Liabilities and Shareholders' Equity | $9,447 | $16,988 | $9,489 | $31,192 | $(47,909) | $19,207 |

**Condensed Consolidating Statement of Operations**
**Year Ended December 31, 2011**
**(In millions)**

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Revenues | $— | $ — | $ — | $ 12,990 | $ — | $ 12,990 |
| Costs and Expenses | (48) | (17) | (3) | (11,598) | — | (11,666) |
| Operating Income (Loss) | (48) | (17) | (3) | 1,392 | — | 1,324 |
| Other Income (Expense): | | | | | | |
| Interest Expense, Net | — | (353) | (90) | (10) | — | (453) |
| Intercompany Charges, Net | (60) | 419 | (177) | (182) | — | — |
| Equity in Subsidiary Income | 371 | 348 | 1,558 | — | (2,277) | — |
| Other, Net | — | (28) | (1) | (78) | — | (107) |
| Income (Loss) Before Income Taxes | 263 | 369 | 1,287 | 1,122 | (2,277) | 764 |
| (Provision) Benefit for Income Taxes | (1) | (56) | 68 | (497) | — | (486) |
| Net Income (Loss) | 262 | 313 | 1,355 | 625 | (2,277) | 278 |
| Noncontrolling Interests | — | — | — | (16) | — | (16) |
| Net Income (Loss) Attributable to Weatherford | $262 | $ 313 | $1,355 | $ 609 | $(2,277) | $ 262 |

**Condensed Consolidating Statement of Operations**
**Year Ended December 31, 2010**
**(Restated)**
**(In millions)**

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Revenues | $ — | $ — | $ — | $10,221 | $ — | $10,221 |
| Costs and Expenses | (42) | (45) | (3) | (9,349) | — | (9,439) |
| Operating Income (Loss) | (42) | (45) | (3) | 872 | — | 782 |
| Other Income (Expense): | | | | | | |
| Interest Expense, Net | (1) | (286) | (113) | (6) | — | (406) |
| Bond Tender Premium | — | (15) | (39) | — | — | (54) |
| Devaluation of Venezuelan Bolivar | — | — | — | (64) | — | (64) |
| Intercompany Charges, Net | (27) | (1) | (188) | 216 | — | — |
| Equity in Subsidiary Income | (81) | 67 | 1,354 | — | (1,340) | — |
| Other, Net | — | 243 | — | (296) | — | (53) |
| Income (Loss) Before Income Taxes | (151) | (37) | 1,011 | 722 | (1,340) | 205 |
| (Provision) Benefit for Income Taxes | (1) | — | 122 | (460) | — | (339) |
| Net Income (Loss) | (152) | (37) | 1,133 | 262 | (1,340) | (134) |
| Noncontrolling Interests | — | — | — | (18) | — | (18) |
| Net Income (Loss) Attributable to Weatherford | $(152) | $ (37) | $1,133 | $ 244 | $(1,340) | $ (152) |

## WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Condensed Consolidating Statement of Operations
### Year Ended December 31, 2009
### (Restated)
### (In millions)

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Revenues | $— | $ — | $ — | $ 8,833 | $ — | $ 8,833 |
| Costs and Expenses | (11) | (17) | (3) | (8,112) | — | (8,143) |
| Operating Income (Loss) | (11) | (17) | (3) | 721 | — | 690 |
| Other Income (Expense): | | | | | | |
| Interest Expense, Net | — | (254) | (115) | 2 | — | (367) |
| Intercompany Charges, Net | (20) | (29) | (144) | 193 | — | — |
| Equity in Subsidiary Income | 155 | 130 | 766 | — | (1,051) | — |
| Other, Net | — | 243 | (1) | (278) | — | (36) |
| Income (Loss) Before Income Taxes | 124 | 73 | 503 | 638 | (1,051) | 287 |
| (Provision) Benefit for Income Taxes | — | — | 90 | (227) | — | (137) |
| Net Income (Loss) | 124 | 73 | 593 | 411 | (1,051) | 150 |
| Noncontrolling Interests | — | — | — | (26) | — | (26) |
| Net Income (Loss) Attributable to Weatherford | $124 | $ 73 | $ 593 | $ 385 | $(1,051) | $ 124 |

**Condensed Consolidating Statement of Cash Flows**
**Year Ended December 31, 2011**
**(In millions)**

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | | | |
| Net Income (Loss) | $ 262 | $ 315 | $ 1,353 | $ 598 | $(2,250) | $ 278 |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities: | | | | | | |
| Charges from Parent or Subsidiary | 60 | (419) | 177 | 182 | — | — |
| Equity in (Earnings) Loss of Affiliates | (371) | (322) | (1,557) | — | 2,250 | — |
| Deferred Income Tax Benefit | — | — | 68 | 81 | — | 149 |
| Other Adjustments | 3 | (36) | (165) | 604 | — | 406 |
| Net Cash Provided (Used) by Operating Activities | (46) | (462) | (124) | 1,465 | — | 833 |
| Cash Flows from Investing Activities: | | | | | | |
| Acquisitions of Businesses, Net of Cash Acquired | (4) | — | — | (140) | — | (144) |
| Capital Expenditures for Property, Plant and Equipment | — | — | — | (1,524) | — | (1,524) |
| Acquisition of Intellectual Property | — | — | — | (8) | — | (8) |
| Purchase of Equity Investment in Unconsolidated Affiliates | — | — | — | (14) | — | (14) |
| Proceeds from Sale of Assets and Businesses, Net | — | — | — | 31 | — | 31 |
| Capital Contribution to Subsidiary | (4) | (25) | 4 | — | 25 | — |
| Other Investing Activities | — | — | — | (15) | — | (15) |
| Net Cash Provided (Used) by Investing Activities | (8) | (25) | 4 | (1,670) | 25 | (1,674) |
| Cash Flows from Financing Activities: | | | | | | |
| Borrowings (Repayments) Short-term Debt, Net | — | 996 | — | (4) | — | 992 |
| Borrowings (Repayments) Long-term Debt, Net | — | — | (18) | (176) | — | (194) |
| Borrowings (Repayments) Between Subsidiaries, Net | 54 | (623) | 127 | 442 | — | — |
| Proceeds from Capital Contributions | — | — | — | 25 | (25) | — |
| Other, Net | — | — | — | (2) | — | (2) |
| Net Cash Provided (Used) by Financing Activities | 54 | 373 | 109 | 285 | (25) | 796 |
| Effect of Exchange Rate Changes On Cash and Cash Equivalents | — | — | — | — | — | — |
| Net Increase in Cash and Cash Equivalents | — | (114) | (11) | 80 | — | (45) |
| Cash and Cash Equivalents at Beginning of Year | — | 114 | 11 | 291 | — | 416 |
| Cash and Cash Equivalents at End of Year | $ — | $ — | $ — | $ 371 | $ — | $ 371 |

## Condensed Consolidating Statement of Cash Flows
## Year Ended December 31, 2010
## (Restated)
## (In millions)

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | | | |
| Net Income (Loss) | $(152) | $ (37) | $ 1,133 | $ 262 | $(1,340) | $ (134) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities: | | | | | | |
| Charges from Parent or Subsidiary | 27 | 1 | 188 | (216) | — | — |
| Equity in (Earnings) Loss of Affiliates | 81 | (67) | (1,354) | — | 1,340 | — |
| Deferred Income Tax Benefit | — | — | 122 | (40) | — | 82 |
| Other Adjustments | 15 | (132) | (239) | 1,536 | — | 1,180 |
| Net Cash Provided (Used) by Operating Activities | (29) | (235) | (150) | 1,542 | — | 1,128 |
| Cash Flows from Investing Activities: | | | | | | |
| Acquisitions of Businesses, Net of Cash Acquired | (92) | — | — | (52) | — | (144) |
| Capital Expenditures for Property, Plant and Equipment | — | — | — | (977) | — | (977) |
| Acquisition of Intellectual Property | — | — | — | (24) | — | (24) |
| Purchase of Equity Investment in Unconsolidated Affiliates | — | — | — | (2) | — | (2) |
| Proceeds from Sale of Assets and Businesses, Net | — | — | — | 197 | — | 197 |
| Capital Contribution to Subsidiary | — | (13) | — | — | 13 | — |
| Other Investing Activities | — | 42 | — | — | — | 42 |
| Net Cash Provided (Used) by Investing Activities | (92) | 29 | — | (858) | 13 | (908) |
| Cash Flows from Financing Activities: | | | | | | |
| Borrowings (Repayments) Short-term Debt, Net | — | (344) | — | (490) | — | (834) |
| Borrowings (Repayments) Long-term Debt, Net | — | 1,180 | (501) | 180 | — | 859 |
| Borrowings (Repayments) Between Subsidiaries, Net | 121 | (497) | 706 | (330) | — | — |
| Proceeds from Capital Contributions | — | — | — | 13 | (13) | — |
| Other, Net | — | (19) | (44) | — | — | (63) |
| Net Cash Provided (Used) by Financing Activities | 121 | 320 | 161 | (627) | (13) | (38) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | — | — | (19) | — | (19) |
| Net Increase in Cash and Cash Equivalents | — | 114 | 11 | 38 | — | 163 |
| Cash and Cash Equivalents at Beginning of Year | — | — | — | 253 | — | 253 |
| Cash and Cash Equivalents at End of Year | $ — | $ 114 | $ 11 | $ 291 | $ — | $ 416 |

WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Condensed Consolidating Statement of Cash Flows**
**Year Ended December 31, 2009**
**(Restated)**
**(In millions)**

| | Weatherford Switzerland | Weatherford Bermuda | Weatherford Delaware | Other Subsidiaries | Eliminations | Consolidation |
|---|---|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | | | |
| Net Income (Loss) | $ 124 | $ 73 | $ 593 | $ 411 | $(1,051) | $ 150 |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) By Operating Activities: | | | | | | |
| Charges from Parent or Subsidiary | 20 | 29 | 144 | (193) | — | — |
| Equity in (Earnings) Loss of Affiliates | (155) | (130) | (766) | — | 1,051 | — |
| Deferred Income Tax Benefit | — | — | 89 | (212) | — | (123) |
| Other Adjustments | 8 | (204) | 61 | 716 | — | 581 |
| Net Cash Provided (Used) by Operating Activities | (3) | (232) | 121 | 722 | — | 608 |
| Cash Flows from Investing Activities: | | | | | | |
| Acquisitions of Businesses, Net of Cash Acquired | — | — | — | (10) | — | (10) |
| Capital Expenditures for Property, Plant and Equipment | — | — | — | (1,569) | — | (1,569) |
| Acquisition of Intellectual Property | — | — | — | (28) | — | (28) |
| Purchase of Equity Investment in Unconsolidated Affiliates | — | — | — | (27) | — | (27) |
| Proceeds from Sale of Assets and Businesses, Net | — | — | — | 123 | — | 123 |
| Capital Contribution to Subsidiary | — | (474) | — | — | 474 | — |
| Other Investing Activities | — | — | — | — | — | — |
| Net Cash Provided (Used) by Investing Activities | — | (474) | — | (1,511) | 474 | (1,511) |
| Cash Flows from Financing Activities: | | | | | | |
| Borrowings (Repayments) Short-term Debt, Net | — | (434) | — | 41 | — | (393) |
| Borrowings (Repayments) Long-term Debt, Net | — | 1,233 | — | (7) | — | 1,226 |
| Borrowings (Repayments) Between Subsidiaries, Net | 3 | (93) | (194) | 284 | — | — |
| Proceeds from Capital Contributions | — | — | — | 474 | (474) | — |
| Other, Net | — | — | 73 | — | — | 73 |
| Net Cash Provided (Used) By Financing Activities | 3 | 706 | (121) | 792 | (474) | 906 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | — | — | 11 | — | 11 |
| Net Increase in Cash and Cash Equivalents | — | — | — | 14 | — | 14 |
| Cash and Cash Equivalents at Beginning of Year | — | — | — | 239 | — | 239 |
| Cash and Cash Equivalents at End of Year | $ — | $ — | $ — | $ 253 | $ — | $ 253 |

**Item 9.** ***Changes in and Disagreement with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Overview**

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2010 and each of our Quarterly Reports on Form 10-Q during the current year ended December 31, 2011, we previously identified a material weakness in our internal controls over financial reporting for income taxes relating to current taxes payable, certain deferred tax assets and liabilities, reserves for unrecognized tax benefits, and current and deferred tax expense. As further disclosed, we took steps during 2011 to remediate this material weakness, including:

- Engaged third-party tax advisors and consultants to assist with enhancing internal controls over financial reporting for income taxes and developing and implementing a remediation plan;
- Revised the process for the quarterly and annual tax provisions including additional resources focused on the review and oversight of the tax accounts, reserves for unrecognized tax benefits, and preparation of the income tax provision;
- Began recruitment of various positions within the tax and financial reporting departments and completed the hiring of several newly created positions by the end of 2011;
- Completed the review and validation of the current and deferred tax balance sheet accounts at significant locations; and
- Provided income tax accounting training to tax and financial personnel within each region.

Although we have designed and implemented certain new internal controls in an effort to remediate the material weakness, we concluded that the material weakness was not remediated as of December 31, 2011 because our processes, procedures and controls and oversight of the tax process were not effective to ensure that amounts related to current taxes payable, certain deferred tax assets and liabilities, reserves for unrecognized tax benefits, the current and deferred income tax expense and related footnote disclosures were accurate. Beginning in late 2011 and as part of our 2011 year-end processes, in particular as processes became more advanced and as we aggregated errors immediately prior to our earnings call on February 21, 2012, we concluded the identified errors were material and required restatement previously restated to annual financial statements for the years ended December 31, 2009 and December 31, 2010 and restated quarterly financial statements for 2010 and the first three quarters of 2011.

In light of this material weakness, in preparing our consolidated financial statements as of and for the year ended December 31, 2011, we performed additional procedures including reconciliations and analyses designed to ensure that our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2011 have been prepared in accordance with generally accepted accounting principles. These procedures included, but were not limited to, reconciliations of our deferred tax balances with the tax bases of assets and liabilities, comprehensive analysis of reserves for unrecognized tax benefits, the reassessment of recoverability of net deferred tax assets, and reevaluation of the accounting for certain classes of tax transactions such as withholding and branch profits taxes.

**Management's Report on Internal Control Over Financial Reporting**

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). The Company's internal controls are designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—An Integrated Framework* (September 1992). In connection with this assessment, management identified a material weakness in the Company's internal controls over financial reporting for income taxes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The Company's processes, procedures and controls related to financial reporting were not effective to ensure that amounts related to current taxes payable, certain deferred tax assets and liabilities, reserves for unrecognized tax benefits, the current and deferred income tax expense and related footnote disclosures were accurate. Specifically, our processes and procedures did not provide for adequate and timely identification and review of various income tax calculations, reconciliations and related supporting documentation required to apply our accounting policies for income taxes in accordance with U.S. GAAP. This material weakness resulted in the restatement for material errors in the income tax accounts in 2009 and 2010 consolidated financial statements as reported in the 2010 Form 10-K or 10-K/A and our condensed consolidated financial statements for each of the quarters within 2010 and 2011.

Because of the material weaknesses described above, management concluded that, as of December 31, 2011, our internal control over financial reporting was not effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, as stated in their report which appears below.

**Remediation Plan**

In an effort to remediate the material weakness, the Company plans to continue the implementation of its remediation plan by undertaking the following:

- Ongoing evaluation and enhancement of the tax department organizational structure to ensure effective preparation and review of the income tax provision, account reconciliations and analyses;
- Continued preparation of tax basis balances sheets and reconciliations of the tax accounts to enable more timely detection of potential errors; and
- Continued delivery of our income tax accounting training program for tax and financial personnel.

**Evaluation of disclosure controls and procedures**

At the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, the identification of a material weakness in our internal control over financial reporting, as discussed in "Management's Report on Internal Control over Financial Reporting", and our resulting inability to file this Annual Report on Form 10-K by February 29, 2012, our CEO and CFO have concluded our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

### Changes in internal controls

Our management, including the CEO and CFO, identified no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the changes resulting from the remediation activities described above.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Weatherford International Ltd. and subsidiaries

We have audited Weatherford International Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Weatherford International Ltd. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls related to the company's accounting for income taxes at December 31, 2011. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Weatherford International Ltd. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2011 financial statements and this report does not affect our report dated March 15, 2012, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Weatherford International Ltd. and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

Ernst + Young LLP

Houston, Texas
March 15, 2012

**Item 9B.** ***Other Information***

None.

## PART III

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

Pursuant to General Instructions G(3), information on directors and executive officers of the Registrant and corporate governance matters will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 23, 2012.

The Company has adopted a code of ethics entitled "Code of Business Conduct," which applies to all our employees, officers and directors and our board of directors has also adopted a separate "Supplemental Code of Business Conduct" for our senior officers. Copies of these codes can also be found at www.weatherford.com.

We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Business Conduct and any waiver from any provision of our Code of Business Conduct by posting such information on our website at www.weatherford.com.

**Item 11.** ***Executive Compensation***

Pursuant to General Instructions G(3), information on executive compensation will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 23, 2012.

**Item 12(a).** ***Security Ownership of Certain Beneficial Owners***

Pursuant to General Instructions G(3), information on security ownership of certain beneficial owners will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 23, 2012.

**Item 12(b).** ***Security Ownership of Management***

Pursuant to General Instructions G(3), information on security ownership of management will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 23, 2012.

**Item 12(d).** ***Securities Authorized for Issuance under Equity Compensation Plans***

The following table provides information as of December 31, 2011, about the number of shares to be issued upon vesting or exercise of equity awards including options, restricted shares, warrants and deferred stock units as well as the number of shares remaining available for issuance under our equity compensation plans.

| | Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Shares Available for Future Issuance (a) |
|---|---|---|---|
| | *(In thousands, except share prices)* | | |
| Plan Category: | | | |
| Equity compensation plans approved by shareholders (b) | 7,971 | $22.91 | 6,224 |
| Equity compensation plans not approved by shareholders (c) | 18,829 | 11.10 | — |
| Total | 26,800 | 14.71 | 6,224 |

(a) Excluding shares reflected in the first column of this table.

(b) Includes our Omnibus Plan, which was approved by our shareholders in May 2006, and our 2010 Omnibus Plan, which was approved by our shareholders in June 2010.
(c) Includes the following compensation plans that were not approved by our shareholders: our 1998 Employee Stock Option Plan; our Non-Employee Director Deferred Compensation Plan; our Foreign Executive Deferred Compensation Stock Ownership Plan; and our 2003 Restricted Share Plan. Those plans and other individual compensation arrangements that were not approved by our shareholders are described below:

Our 1998 Employee Stock Option Plan ("1998 Plan") provides for the grant of nonqualified options to purchase our shares to employees or employees of our affiliates, as determined by the Compensation Committee of our Board of Directors. The price at which shares may be purchased is based on the market price of the shares and cannot be less than the aggregate par value of the shares on the date the option was granted. Unless otherwise provided in an option agreement, no option may be exercised after one day less than 10 years from the date of vesting. Options generally become fully exercisable after three to four years from the date of grant, subject to earlier vesting in the event of the death, disability or retirement of the employee or in the event of a change of control of the Company. The 1998 Plan provides for the grant of options to purchase up to 88 million shares. As of December 31, 2011, there were options to purchase an aggregate of 8.5 million of our shares outstanding under the 1998 Plan, all of which are vested. Subsequent to the shareholder approval of our Omnibus Plan in May 2006, awards are no longer granted under the 1998 Plan.

A total of 3.9 million options to purchase shares of our stock were granted under individual compensation arrangements with the following directors: Mr. David J. Butters; Mr. William E. Macaulay; Mr. Robert B. Millard; Mr. Robert K. Moses, Jr.; and Mr. Robert A. Rayne. At December 31, 2011, there were 1.5 million of these options outstanding under these agreements, all of which are fully vested.

Under our Non-Employee Director Deferred Compensation Plan ("DDC Plan"), each non-employee director may elect to defer up to 7.5% of any fees paid by the Company. The deferred fees were converted into non-monetary units representing shares that could have been purchased with the deferred fees based on the market price of our shares on the last day of the month in which fees were deferred. If a non-employee director elected to defer at least 5% of his fees, we made an additional contribution to the director's account equal to the sum of (1) 7.5% of the director's fees plus (2) the amount of fees deferred by the director. The non-employee directors are fully vested at all times. Our directors may generally determine when distributions will be made from the plan, but in any event all benefits under the DDC Plan will be distributed no later than January 1, 2017. The amount of the distribution will be a number of our shares equal to the number of units at the time of distribution. As of December 31, 2011, there were 121 thousand deferred units outstanding under this plan. Effective December 31, 2008, we suspended the DDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of fees or matching contributions will be made under the plan unless and until our Board of Directors determines otherwise.

We established our Foreign Executive Deferred Compensation Stock Ownership Plan for key foreign employees ("FEDC Plan"), and under this plan we contribute 15% of each participant's total salary, bonus and commission compensation each year. Our contributions vest over a five-year period on the basis of 20% per year for each year of service. Under the FEDC Plan, our contributions are converted into non-monetary units equal to the number of our shares that could have been purchased with the amounts contributed based on the average closing price of our shares for each day of the month in which contributions are made. Distributions are made under the FEDC Plan after a participant retires, becomes disabled or dies or after his employment is terminated, but in any event all benefits under the FEDC Plan will be distributed no later than January 1, 2017. Distributions under the FEDC Plan are made in a number of our shares equal to the number of units allocated to the participant's account at the time of distribution. As of December 31, 2011, there were 39 thousand deferred units outstanding under this plan.

In 2002, we issued warrants to purchase up to 12.9 million of our shares at a price of $15.00 per share, which were exercisable until February 28, 2012. These warrants were issued in connection with the acquisition of intellectual property rights and not as compensation to any employee. At December 30, 2011, 8.6 million of these warrants were outstanding. In February 2012, the remaining warrants were exercised.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Pursuant to General Instruction G(3), information on certain relationships and related transactions and director independence will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 23, 2012.

### Item 14. *Principal Accounting Fees and Services*

Pursuant to General Instruction G(3), information on principal accounting fees and services will be filed in an amendment to this Annual Report on Form 10-K or incorporated by reference from our definitive proxy statement for the annual shareholder meeting to be held on May 23, 2012.

## PART IV

### Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report or incorporated by reference:

1. The consolidated financial statements of the Company listed on page 49 of this report.
2. The financial statement schedule on page 129 of this report.
3. The exhibits of the Company listed below under Item 15(b).

(b) Exhibits:

| Exhibit Number | Description |
|---|---|
| 1.1 | Underwriting Agreement, dated September 16, 2010, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, Weatherford International, Inc., a Delaware corporation, and Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and JP Morgan Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Registrant's Current report on Form 8-K (File No. 1-34258) filed September 22. 2010). |
| 2.1 | Stock Purchase Agreement dated June 6, 2005 by and between Precision Drilling Corporation and Weatherford International Ltd. (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registrant's Current Report on Form 8-K dated June 6, 2005 on Form 8-K/A (File No. 1-31339) filed June 9, 2005). |
| 2.2 | Agreement and Plan of Merger dated May 8, 2002, among Weatherford International, Inc., Weatherford Merger, Inc., Weatherford International Ltd. and Weatherford U.S. Holdings LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-85644) filed on May 22, 2002). |
| 2.3 | Share Exchange Agreement dated as of December 10, 2008, among Weatherford International, Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss joint-stock corporation (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 10, 2008). |
| 2.4 | Sale and Purchase Agreement, dated as of May 29, 2009 between Weatherford International Ltd. and Novy Investments Limited (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K/A (File No. 1-34258) filed June 3, 2009). |
| 3.1 | Second Amendment dated June 24, 2010 to Sale and Purchase Agreement between Weatherford International Ltd. And Novy Investments Limited dated May 29, 2009 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 28, 2010). |
| 3.2 | Organizational Regulations of Weatherford International Ltd. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 3.3 | Articles of Association of Weatherford International Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2012). |
| 4.1 | Guarantee, dated as of October 25, 2005, of Weatherford International, Inc. for the benefit of holders of any notes issued by Weatherford International Ltd., from time to time pursuant to the Issuing and Paying Agent Agreement, dated as of October 25, 2005, between Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005). |

| Exhibit Number | Description |
|---|---|
| 4.2 | Second Amended and Restated Credit Agreement dated as of May 2, 2006, among Weatherford International Ltd., Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed May 5, 2006). |
| 4.3 | Notice of Commitment Increase dated as of November 14, 2006, among Weatherford International Ltd., Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed November 16, 2006. |
| 4.4 | Omnibus Consent and Amendment to Second Amended and Restated Credit Agreement dated January 9, 2009 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 15, 2009). |
| 4.5 | Credit Agreement, dated March 19, 2008, among Weatherford International Ltd., as borrower, Weatherford International, Inc. as guarantor, and Deutsche Bank AG Cayman Islands Branch as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008). |
| 4.6 | Omnibus Consent and Amendment to Credit Agreement dated January 9, 2009 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 15, 2009). |
| 4.7 | Indenture dated May 17, 1996, between Weatherford Enterra, Inc. and Bank of Montreal Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Weatherford Enterra, Inc.'s Current Report on Form 8-K (File No. 1-7867) filed May 31, 1996). |
| 4.8 | Third Supplemental Indenture dated November 16, 2001, between Weatherford International, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-3 (Reg. No. 333-73770) filed November 20, 2001). |
| 4.9 | Fourth Supplemental Indenture dated June 26, 2002, among Weatherford International, Inc., Weatherford International Ltd. and The Bank of New York (as successor in interest to Bank of Montreal Trust Company) (incorporated by reference to Exhibit 4.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002). |
| 4.10 | Indenture, dated October 1, 2003, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 2, 2003). |
| 4.11 | Officers' Certificate dated as of February 17, 2006, establishing the series of 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed February 17, 2006). |
| 4.12 | Officer's Certificate, dated August 7, 2006, establishing the series of 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006). |
| 4.13 | First Supplemental Indenture, dated March 25, 2008 among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008). |

| Exhibit Number | Description |
|---|---|
| 4.14 | Indenture, dated June 18, 2007, among Weatherford International, Inc., as issuer, Weatherford International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee, (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007). |
| 4.15 | First Supplemental Indenture, dated June 18, 2007, among Weatherford International, Inc., as issuer, Weatherford International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (including forms of notes) (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed on June 18, 2007). |
| 4.16 | Second Supplemental Indenture, dated as of January 8, 2009, among Weatherford International Ltd., Weatherford International, Inc., and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009). |
| 4.17 | Form of global note for 5.95% Senior Notes due 2012 (incorporated by reference to Exhibit 4.15 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007). |
| 4.18 | Form of global note for 5.15% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008). |
| 4.19 | Form of global note for 4.95% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 7, 2003). |
| 4.20 | Form of global note for 5.50% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed February 17, 2006). |
| 4.21 | Form of global note for 6.00% Senior Notes due 2018 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008). |
| 4.22 | Form of global note for 9.625% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009). |
| 4.23 | Form of $500,000 global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006). |
| 4.24 | Form of $100,000 global note for 6.50% Senior Notes due 2036 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed August 7, 2006). |
| 4.25 | Form of global note for 6.80% Senior Notes due 2037 (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-146695) filed November 8, 2007). |
| 4.26 | Form of global note for 7.00% Senior Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed March 25, 2008). |
| 4.27 | Form of global note for 9.875% Senior Notes due 2039 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed January 8, 2009). |
| 4.28 | Amended and Restated Warrant Agreement, dated effective as of July 12, 2006, by and among Weatherford International Ltd., Weatherford International, Inc. and Shell Technology Ventures, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed July 14, 2006). |

| Exhibit Number | Description |
|---|---|
| 4.29 | Fifth Supplemental Indenture, dated as of February 26, 2009, among Weatherford International, Inc., a Delaware corporation, Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, and The Bank of New York, as successor trustee, to the Indenture dated as of May 17, 1996 (the "1996 Indenture") (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 4.30 | Third Supplemental Indenture, dated as of February 26, 2009, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., Weatherford International Ltd., a Swiss joint-stock corporation, and Deutsche Bank Trust Company Americas, as trustee, to the Indenture dated as of October 1, 2003 (the "2003 Indenture") (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 4.31 | Second Supplemental Indenture, dated as of February 26, 2009, among Weatherford International, Inc., Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, and Deutsche Bank Trust Company Americas, as trustee, to the Indenture dated as of June 18, 2007 (the "2007 Indenture") (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 4.32 | Registration Rights Agreement, dated as of July 27, 2009 between Weatherford International Ltd. and Novy Investments Limited (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 27, 2009). |
| 4.33 | Registration Rights Agreement, dated as of September 16, 2009 between Weatherford International Ltd. and Integrity Energy International, LLC. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 17, 2009). |
| 4.34 | Fourth Supplemental Indenture, dated September 23, 2010, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, Weatherford International, Inc. and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-34258) filed November 2, 2010). |
| 4.35 | Form of global note for 5.125% Senior Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 22, 2010). |
| 4.36 | Form of global note for 6.750% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 22, 2010). |
| 4.37 | Form of guarantee notation (incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K (File No. 1034258) filed September 22, 2010). |
| 4.38 | Registration Rights Agreement among Weatherford International Ltd. And certain shareholders dated September 13, 2011 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 15, 2011). |
| 10.1 | Issuing and Paying Agent Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005). |

| Exhibit Number | Description |
| --- | --- |
| 10.2 | Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and JPMorgan Securities Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005). |
| 10.3 | Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005). |
| 10.4 | Commercial Paper Dealer Agreement, dated as of October 25, 2005, among Weatherford International Ltd., Weatherford International, Inc. and Merrill Lynch Money Markets Inc. (for notes with maturities up to 270 days) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (for notes with maturities over 270 days up to 397 days) (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 31, 2005). |
| *10.5 | Weatherford International Ltd. Restricted Share Plan, including form of agreement for officers and non-officers (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 on Form 10-Q/A (File No. 1-31339) filed September 15, 2004). |
| *10.6 | Trust under Weatherford International Ltd. Nonqualified Executive Retirement Plan dated March 23, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-31339) filed May 6, 2004). |
| *10.7 | Amended and Restated Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 1-13086) filed August 12, 1995). |
| *10.8 | General Amendment of Employee Stock Option Programs of Weatherford International, Inc. dated May 9, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003). |
| *10.9 | General Amendment of Director's Stock Option Plans and Agreements dated May 9, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-31339) filed August 14, 2003). |
| *10.10 | Weatherford International, Inc. 1998 Employee Stock Option Plan, as amended, including form of agreement for officers (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-13086) filed March 24, 2004). |
| *10.11 | Amendment to Stock Option Programs (incorporated by reference to Exhibit 4.19 to the Registrant's Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 19, 2000). |
| *10.12 | Indemnification Agreement, dated as of September 29, 2005, between Weatherford International Ltd. and Andrew P. Becnel (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 5, 2005). |
| *10.13 | Indemnification Agreements with Robert K. Moses, Jr. (incorporated by reference to Exhibit 10.10 to Weatherford Enterra, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1987 (File No. 1-7867)); and William E. Macaulay (incorporated by reference to Exhibit 10.2 to Weatherford Enterra, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-7867)). |

| Exhibit Number | Description |
|---|---|
| *10.14 | Indemnification Agreements with each of Bernard J. Duroc-Danner, Burt M. Martin, Stuart E. Ferguson, David J. Butters, Robert A. Rayne, Robert K. Moses, Jr., Robert B. Millard, and William E. Macaulay (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13086) filed November 13, 2002). |
| *10.15 | Form of Stock Option Agreement for Non-Employee Directors dated September 8, 1998 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-13086) filed March 31, 1999). |
| *10.16 | Form of Amendment to Stock Option Agreements dated September 8, 1998 for Non-Employee Directors (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-8 (Reg. No. 333-36598) filed May 9, 2000). |
| *10.17 | Form of Stock Option Agreement for Non-employee Directors dated July 5, 2000 (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-8 (Reg. No. 333-48322) filed October 20, 2000). |
| *10.18 | Form of Stock Option Agreement for Non-employee Directors dated September 26, 2001 (incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-8 (Reg. No. 333-81678) filed January 30, 2002). |
| *10.19 | Assumption and General Amendment of Directors' Stock Option and Benefit Programs and General Amendment of Employee Stock Option and Benefit Programs of Weatherford International, Inc. dated June 26, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-13086) filed August 14, 2002). |
| *10.20 | Indemnification Agreement dated October 27, 2006, between Weatherford International Ltd. and Jessica Abarca (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed October 27, 2006). |
| *10.21 | Form of Restricted Share Unit Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007). |
| *10.22 | Form of Stock Option Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007). |
| *10.23 | Form of Restricted Share Award Agreement for Non-employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007). |
| *10.24 | Form of Restricted Share Award Agreement for Officers pursuant to Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007). |
| *10.25 | Form of Stock Option Award Agreement for Non-Employee Directors pursuant to Weatherford International Ltd. 2006 Omnibus Plan (incorporated by reference to Exhibit 10.49 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-31339) filed February 23, 2007). |

| Exhibit Number | Description |
|---|---|
| *10.26 | Indemnification Agreement, dated as of June 11, 2007, between Weatherford International Ltd. and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed June 11, 2007). |
| *10.27 | Amended and Restated Employment Agreements dated December 31, 2008, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson, Burt M. Martin and Keith R. Morley (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.28 | Employment Agreements effective as of January 1, 2009, between Weatherford International, Inc. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson, Burt M. Martin and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.29 | Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.30 | Weatherford International, Inc. Foreign Executive Deferred Compensation Stock Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.31 | Weatherford International Ltd. Non-Employee Director Deferred Compensation, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.32 | Weatherford International Ltd. Non-Employee Director Retirement Plan, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.33 | Weatherford Management Incentive Plan, including Form of Award Letter, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.34 | Amended and Restated Weatherford International Ltd. Nonqualified Executive Retirement Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.35 | Weatherford International, Inc. Supplemental Retirement Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.36 | Weatherford International Ltd. 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.37 | Amendment to Weatherford International, Inc. 1998 Employee Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |
| *10.38 | Amendment to Weatherford International Ltd. Non-Employee Director Stock Option Agreements (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K (File No. 1-31339) filed December 31, 2008). |

| Exhibit Number | Description |
|---|---|
| *10.39 | Amended and Restated Employment Agreement, dated December 31, 2008, between Weatherford International Ltd. and Carel W. Hoyer (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.40 | Employment Agreement, dated February 2, 2009, between Weatherford International, Inc. and Carel W. Hoyer (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.41 | Indemnification Agreement, dated as of February 9, 2009, between Weatherford International Ltd. and Carel W. Hoyer (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.42 | Indemnification Agreement, dated as of February 9, 2009, between Weatherford International, Inc. and Carel W. Hoyer (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.43 | Amended and Restated Employment Agreement, dated December 31, 2008, between Weatherford International Ltd. and James M. Hudgins (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.44 | Employment Agreement, dated February 9, 2009, between Weatherford International, Inc. and James M. Hudgins (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.45 | Indemnification Agreement, dated as of September 4, 2002, between Weatherford International Ltd. and James M. Hudgins (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| *10.46 | Indemnification Agreement, dated as of September 4, 2002, between Weatherford International, Inc. and James M. Hudgins (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-31339) filed February 24, 2009). |
| 10.47 | Warrant Assignment and Assumption Agreement, dated February 26, 2009, between Weatherford International Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss joint-stock corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 10.48 | Guaranty Agreement, dated as of February 26, 2009, by Weatherford International Ltd., a Swiss joint-stock corporation, in favor of the lenders and certain other parties under the Second Amended and Restated Credit Agreement dated as of May 2, 2006, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., Weatherford Liquidity Management Hungary Limited Liability Company, JPMorgan Chase Bank, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 10.49 | Guaranty Agreement, dated as of February 26, 2009, by Weatherford International Ltd., a Swiss joint-stock corporation, in favor of the lenders and certain other parties under the Credit Agreement dated as of March 19, 2008, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., Deutsche Bank AG Cayman Islands Branch, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |

| Exhibit Number | Description |
|---|---|
| 10.50 | Guaranty Agreement, dated as of February 26, 2009, by Weatherford International Ltd., a Swiss joint-stock corporation, in favor of the lenders and certain other parties under the Credit Agreement dated as of October 20, 2008, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International, Inc., UBS AG, Stamford Branc, as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 10.51 | Assumption and General Amendment Agreement, dated February 25, 2009, between Weatherford International Ltd., a Bermuda exempted company, and Weatherford International Ltd., a Swiss joint-stock corporation (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| 10.52 | Form of Indemnification Agreement of Weatherford International Ltd., a Swiss joint-stock corporation, for use with directors and executive officers (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 26, 2009). |
| *10.53 | Employment Agreement, dated as of June 8, 2009, between Weatherford International Ltd. and Joseph C. Henry (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009). |
| *10.54 | Employment Agreement, dated as of June 8, 2009, between Weatherford International, Inc. and Joseph C. Henry (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009). |
| *10.55 | Indemnification Agreement, dated as of February 26, 2009, between Weatherford International Ltd. and Joseph C. Henry (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009). |
| *10.56 | Employment Agreement, dated as of March 30, 2009, between Weatherford International Ltd. and William B. Jacobson (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009). |
| *10.57 | Employment Agreement, dated as of March 30, 2009, between Weatherford International, Inc. and William B. Jacobson (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009). |
| *10.58 | Indemnification Agreement, dated as of March 30, 2009 between Weatherford International Ltd. and William B. Jacobson (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed June 9, 2009). |
| *10.59 | Employment Agreement, dated as of July 21, 2009, between Weatherford International Ltd. and Peter T. Fontana (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 22, 2009). |
| *10.60 | Employment Agreement, dated as of July 21, 2009, between Weatherford International, Inc. and Peter T. Fontana (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 22, 2009). |
| *10.61 | Indemnification Agreement, dated as of July 21, 2009, between Weatherford International Ltd. and Peter T. Fontana (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 22, 2009). |
| *10.62 | Form of Employment Agreement, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Stuart E. Ferguson, and Keith R. Morley (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed December 31, 2009). |

| Exhibit Number | Description |
|---|---|
| *10.63 | Supplemental Executive Retirement Plan effective as of January 1, 2010, between Weatherford International Ltd. and each of Jessica Abarca, Andrew P. Becnel, M. David Colley, Bernard J. Duroc-Danner, Stuart E. Ferguson and Keith R. Morley (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed December 31, 2009). |
| *10.64 | First amendment to the Weatherford International Ltd., Supplemental Executive Retirement Plan, effective March 31, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K (File No. 1-34258) filed March 23, 2010). |
| *10.65 | Weatherford International Ltd. Performance Unit Award Agreement, (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed March 23, 2010). |
| *10.66 | Second amendment to the Weatherford International Ltd. Supplemental Executive Retirement Plan, effective April 8, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed April 9, 2010). |
| *10.67 | Form of amended and restated Employment Agreement, between Weatherford International Ltd. and each of Bernard J. Duroc-Danner, Peter T. Fontana, Nicholas W. Gee, Joseph C. Henry, Carel W. J. Hoyer, James M. Hudgins and William B. Jacobson (incorporated by reference to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed April 13, 2010). |
| *10.68 | Form of Performance Unit Award Agreement pursuant to Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by references to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-34258) filed August 3, 2010). |
| *10.69 | Employment Agreement, dated September 14, 2010, between Andrew P. Becnel and Weatherford International Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed September 15, 2010). |
| 10.70 | Credit Agreement, dated as of October 15, 2010, among Weatherford International Ltd., a Bermuda exempted company, Weatherford International Ltd., a Swiss joint-stock corporation, and other Borrowers party thereto, and Wells Fargo Bank, National Association, as a Swingline Lender, JP Morgan Chase Bank, N.A., as Administrative Agent and a Swingline Lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed October 19, 2010). |
| 10.71 | Guarantee Agreement, dated October 15, 2010 among Weatherford International Ltd., Weatherford International, Inc. and JP Morgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-34258) filed November 2, 2010). |
| *10.72 | Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Annex C of the Registrant's Proxy Statement (File No. 1-34258) filed May 13, 2010). |
| *10.73 | Form of Performance Unit Award Agreement for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011). |
| *10.74 | Form of Restricted Share Unit Award Agreement for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011). |
| *10.75 | Form of Restricted Share Unit Award Agreement (U.K. version) for use under the Weatherford International Ltd. 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011). |

| Exhibit Number | Description |
|---|---|
| *10.76 | Form of Restricted Share Award Agreement for use under the Weatherford International Ltd. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011). |
| *10.77 | Weatherford International Ltd. Non-Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed February 22, 2011). |
| 10.78 | Amendment No. 1, dated July 13, 2011, to Credit Agreement with Weatherford Bermuda, Weatherford Delaware, Weatherford Liquidity Management Hungary Limited Liability Company, A Hungarian limited liability company and subsidiary of Weatherford Bermuda, Weatherford Capital Management Services Limited Liability Company, a Hungarian limited liability company and subsidiary of Weatherford Bermuda, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-34258) filed July 13, 2011. |
| †21.1 | Subsidiaries of Weatherford International, Ltd. |
| †23.1 | Consent of Ernst & Young LLP. |
| †31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| †31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| **†32.1 | Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| **†32.2 | Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| **101 | The following materials from Weatherford International Ltd.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Operations, (3) the Consolidated Statements of Cash Flows, (4) the Consolidated Statements of Shareholders' Equity and (5) related notes to the Consolidated Financial Statements. |

* Management contract or compensatory plan or arrangement.
** Furnished with this Form 10-K.
† Filed herewith.

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We will furnish a copy of any of such instruments to the Securities and Exchange Commission upon request.

We will furnish to any requesting shareholder a copy of any of the above named exhibits upon the payment of our reasonable expenses of obtaining, duplicating and mailing the requested exhibits. All requests for copies of exhibits should be made in writing to our U.S. Investor Relations Department at 2000 St James Place, Houston, TX 77056.

(c) Financial Statement Schedules

1. Valuation and qualifying accounts and allowances.

## SCHEDULE II

## WEATHERFORD INTERNATIONAL LTD. AND SUBSIDIARIES

## VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES FOR THE THREE YEARS ENDED DECEMBER 31, 2011

| Description | Balance at Beginning of Period | Additions: Charged to Costs and Expenses | Additions: Collections | Reductions | Balance at End of Period |
|---|---|---|---|---|---|
| | | | *(In millions)* | | |
| **Year Ended December 31, 2011:** | | | | | |
| Allowance for uncollectible accounts receivable | $ 59 | $52 | $ (1) | $(19) | $ 91 |
| Valuation allowance on deferred tax assets | 133 | 38 | — | (14) | 157 |
| **Year Ended December 31, 2010:** | | | | | |
| Allowance for uncollectible accounts receivable | 20 | 57 | — | (18) | 59 |
| Valuation allowance on deferred tax assets | 83 | 56 | — | (6) | 133 |
| **Year Ended December 31, 2009:** | | | | | |
| Allowance for uncollectible accounts receivable | 16 | 11 | — | (7) | 20 |
| Valuation allowance on deferred tax assets | 77 | 11 | — | (5) | 83 |

All other schedules are omitted because they are not required or because the information is included in the financial statements or the related notes.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 15, 2012.

WEATHERFORD INTERNATIONAL LTD.

By /s/ BERNARD J. DUROC-DANNER

**Bernard J. Duroc-Danner**
**President, Chief Executive Officer,**
**Chairman of the Board and Director**
**(Principal Executive Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ BERNARD J. DUROC-DANNER<br>**Bernard J. Duroc-Danner** | President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer) | March 15, 2012 |
| /s/ ANDREW P. BECNEL<br>**Andrew P. Becnel** | Senior Vice President and Chief Financial Officer (Principal Financial Officer) | March 15, 2012 |
| /s/ JOHN H. BRISCOE<br>**John H. Briscoe** | Vice President and Chief Accounting Officer (Principal Accounting Officer) | March 15, 2012 |
| /s/ SAMUEL BODMAN<br>**Samuel Bodman** | Director | March 15, 2012 |
| /s/ NICHOLAS F. BRADY<br>**Nicholas F. Brady** | Director | March 15, 2012 |
| /s/ DAVID J. BUTTERS<br>**David J. Butters** | Director | March 15, 2012 |
| /s/ EMYR JONES PARRY<br>**Emyr Jones Parry** | Director | March 15, 2012 |
| /s/ WILLIAM E. MACAULAY<br>**William E. Macaulay** | Director | March 15, 2012 |
| /s/ ROBERT K. MOSES, JR.<br>**Robert K. Moses, Jr.** | Director | March 15, 2012 |
| /s/ GUILLERMO ORTIZ<br>**Guillermo Ortiz** | Director | March 15, 2012 |
| /s/ ROBERT A. RAYNE<br>**Robert A. Rayne** | Director | March 15, 2012 |

Statutory Financial Statements

Weatherford International, Ltd.

For the fiscal year ended December 31, 2011

**Ernst & Young Ltd**
Maagplatz 1
CH-8010 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 30 04
www.ey.com/ch

To the Annual General Meeting of
**Weatherford International Ltd., Zug**

Zurich, March 15, 2012

**Report of the statutory auditor on the financial statements**

As statutory auditor, we have audited the financial statements of Weatherford International Ltd., which comprise the balance sheet, statement of income and notes (pages SR-2 to SR-17), for the year ended December 31, 2011.

***Board of Directors' responsibility***

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free of material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

***Auditor's responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements for the year ended December 31, 2011 comply with Swiss law and the company's articles of incorporation.

**Report on other legal requirements**

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ ROBIN ERRICO
Licensed audit expert
(Auditor in charge)

/s/ JOLANDA DOLENTE
Licensed audit expert

## WEATHERFORD INTERNATIONAL, LTD.

## BALANCE SHEET

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (In CHF thousands) | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and Cash Equivalents | 290 | 116 |
| Other Current Assets | 2,490 | 9,606 |
| Total Current Assets | 2,780 | 9,722 |
| Leasehold Improvements and Other | 8,358 | 1,463 |
| Intangible Assets | 2,796 | 6,179 |
| Due From Affiliates | 14,724 | 16,101 |
| Investment in Affiliates | 8,697,546 | 8,627,348 |
| Other Assets | 7,484 | — |
| Total Assets | 8,733,688 | 8,660,813 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | 1,088 | 827 |
| Accrued Expenses | 6,975 | 19,542 |
| Total Current Liabilities | 8,063 | 20,369 |
| Due to Affiliates | 272,858 | 196,436 |
| Other Liabilities | — | 5,572 |
| Deferred Foreign Currency Gains | 15,039 | 13,750 |
| Total Long-Term Liabilities | 287,897 | 215,758 |
| Shareholders' Equity: | | |
| Share Capital | 887,137 | 879,798 |
| Legal Reserves: | | |
| General Legal Reserves from Capital Contribution | 7,205,125 | 7,124,852 |
| Reserve for Treasury Shares from Capital Contribution | 63,910 | 47,099 |
| Free Reserves from Capital Contribution | 475,000 | 475,000 |
| Retained Earnings | (193,444) | (102,063) |
| Total Shareholders' Equity | 8,437,728 | 8,424,686 |
| Total Liabilities and Shareholders' Equity | 8,733,688 | 8,660,813 |

The accompanying notes are an integral part of these statutory financial statements

**WEATHERFORD INTERNATIONAL, LTD.**

**STATEMENT OF INCOME**

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|
| | (In CHF thousands) | |
| Income | — | — |
| **Cost and Expenses:** | | |
| General and Administrative Expenses | 32,122 | 48,197 |
| Management Fee | 54,277 | 26,844 |
| Foreign Exchange (Gain)/Loss | 4,982 | (7,714) |
| | 91,381 | 67,327 |
| Loss Before Income Taxes | (91,381) | (67,327) |
| Net Loss | (91,381) | (67,327) |

**WEATHERFORD INTERNATIONAL, LTD.**

**NOTES TO STATUTORY FINANCIAL STATEMENTS**

## 1. General

Weatherford International Ltd. ("Weatherford," the "Company," "we," "us," and "our") is the ultimate parent company of the Weatherford group of affiliates ("Weatherford Group"). The statutory financial statements of the Company have been prepared in accordance with the requirements of the Swiss law for companies, the Code of Obligations ("CO"). The Company is listed on the Swiss stock exchange ("SIX"), the New York Stock Exchange ("NYSE") and on the French stock exchange ("Euronext") and is registered with the commercial register in the canton of Zug, Switzerland.

## 2. Summary of Significant Accounting Policies

*Exchange Rate Difference*

The Company keeps its accounting records in U.S. Dollars (USD) and translates them into Swiss Francs (CHF) for statutory reporting purposes. Assets and liabilities dominated in foreign currencies are translated into CHF using the year-end rates of exchange, except investments in affiliates and the Company's equity (other than current-year transactions), which are translated at historical rates. Income statement transactions are translated into CHF at the average monthly rate. Exchange differences arising from business transactions are recorded in the income statement, except for net unrealized gains, which are deferred in accordance to Swiss law.

*Financial Assets*

Investments in affiliates are valued at acquisition cost less adjustments for impairment of value.

## 3. Investment in Affiliates

The Company's principal investments in affiliates include:

| Name of Legal Entity | Domicile | Equity Interest |
|---|---|---|
| Weatherford International de Argentina SA. | Argentina | 100% |
| PD International Leasing Inc. | Barbados | 100% |
| Key International Drilling Company Limited | Bermuda | 100% |
| Weatherford Bermuda Holdings Ltd. | Bermuda | 100% |
| Weatherford International Limited | Bermuda | 100% |
| Weatherford Services, Ltd. | Bermuda | 100% |
| Weatherford Industria e Comerico Ltda. | Brazil | 100% |
| Weatherford Colombia Ltd. | British Virgin Islands | 100% |
| Weatherford Drilling International (BVI) Ltd. | British Virgin Islands | 100% |
| Weatherford Holdings (BVI) Ltd. | British Virgin Islands | 100% |
| Weatherford Oil Tool Middle East Limited | British Virgin Islands | 100% |
| Weatherford Canada Partnership | Canada | 100% |
| Weatherford (China) Energy Services Co., Ltd. | China | 100% |
| Weatherford Global Products Limited | Cyprus | 100% |
| Weatherford Oil Tool GmbH | Germany | 100% |
| Weatherford European Holdings (Luxembourg) S.a.r.l | Luxembourg | 100% |
| Weatherford Luxembourg S.a.r.l. | Luxembourg | 100% |
| PD Oilfield Services Mexicana, S. de R.L. de C.V. | Mexico | 100% |
| Weatherford de Mexico, S. de R.L. de C.V. | Mexico | 100% |
| Chernogornefteservice, LLC (1) | Russia | 100% |
| KUIK Nizhnevartovsk LLC (1) | Russia | 100% |
| KUIK Nyagan, LLC (1) | Russia | 100% |
| KUIK Orenburg, LLC (1) | Russia | 100% |
| Nizhnevartovskburneft, CJSC (1) | Russia | 100% |
| NPRS-1, LLC (1) | Russia | 100% |
| OBSK, LLC (1) | Russia | 100% |
| Orenburgburneft, CJSC (1) | Russia | 100% |
| STU, LLC (1) | Russia | 100% |
| UKRS, LLC (1) | Russia | 100% |
| Weatherford LLC | Russia | 100% |
| Weatherford Asia Pacific Pte. Ltd | Singapore | 100% |
| Weatherford Holdings (Singapore) Pte. Ltd. | Singapore | 100% |
| Weatherford Switzerland Trading and Development GmbH (1) | Switzerland | 100% |
| Weatherford Worldwide Holdings GmbH (1) | Switzerland | 100% |
| Weatherford U.K. Limited | U.K. | 100% |
| Precision Energy Services, Inc. | U.S. | 100% |
| Precision Oilfield Services, LLP | U.S. | 100% |
| Weatherford Artificial Lift Systems, Inc. | U.S. | 100% |
| Weatherford International, Inc. | U.S. | 100% |
| Weatherford U.S. Holdings, L.L.C. | U.S. | 100% |
| WEUS Holding, Inc. | U.S. | 100% |
| EVI de Venezuela, S.A | Venezuela | 100% |
| Precision Drilling de Venezuela, C.A. | Venezuela | 100% |
| Weatherford Latin America, S.A. | Venezuela | 100% |

(1) Directly owned by Weatherford International Ltd.

## 4. Intangible Assets

The Company entered into an agreement with a service provider during 2009 to provide certain administrative support. In connection with this agreement, the Company was granted a license to certain intellectual property of the service provider. The Company paid CHF 8 million to the service provider for this license. During the first quarter of 2011, a portion of this contract was terminated resulting in a CHF 3 million write-down of intangibles. The remaining prepaid license will continue to be amortized over the life of the contract, which is eight years. As of December 31, 2011, the net book value of the intangibles recognized by the Company was CHF 3 million.

## 5. Shareholders' Equity

| | Shares | Share Amount | General Legal Reserves from Capital Contribution | Reserve for Treasury Shares from Capital Contribution(2) | Free Reserve from Capital Contribution | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | | | (In CHF thousands, except share data) | | | | |
| Balance at December 31,2009 | 758,446,637 | 879,798 | 7,646,851 | 100 | — | (34,736) | 8,492,013 |
| Net Income | — | — | — | — | — | (67,327) | (67,327) |
| Transfer of Legal Reserves To Free Reserves | — | — | (475,000) | — | 475,000 | — | — |
| Treasury Share Purchases | — | — | (46,999) | 46,999 | — | — | — |
| Balance at December 31, 2010 | 758,446,637 | 879,798 | 7,124,852 | 47,099 | 475,000 | (102,063) | 8,424,686 |
| Net Income | — | — | — | — | — | (91,381) | (91,381) |
| Shares Issued for Business Acquisitions(1) | 4,653,679 | 5,398 | 60,882 | — | — | — | 66,280 |
| Warrants Exercised | 1,672,906 | 1,941 | 36,202 | — | — | — | 38,143 |
| Treasury Share Purchases | — | — | (16,811) | 16,811 | — | — | — |
| Balance at December 31, 2011 | 764,773,222 | 887,137 | 7,205,125 | 63,910 | 475,000 | (193,444) | 8,437,728 |

(1) See Note 6 and Note 13 regarding shares issued for acquisitions in 2011.

(2) The reserve for treasury shares represents the cost of treasury shares held indirectly by Weatherford Bermuda Holdings Limited ("WBHL") on behalf of the Company. During 2011, we purchased 885 thousand treasury shares in connection with share-based compensation valued at CHF 17 million. During 2010, we purchased 1,030 thousand treasury shares in connection with share-based compensation valued at CHF 47 million. See Note 6 – Treasury Shares.

### *Authorized share capital*

At the annual general meeting on May 5, 2010, our shareholders approved an authorized share capital in the amount of CHF 439,899,049, authorizing the issuance of a maximum of 379,223,318 fully paid-in shares with a par value of CHF 1.16 each, which expires on June 23, 2012.

We acquire businesses we feel are important to our long-term growth strategy. These acquisitions are included on our balance sheet as Investment in Affiliates. During 2011, acquisitions included the issuance of approximately 4.7 million shares valued at CHF 66 million out of authorized share capital. As of December 31, 2011, the Company has 374,569,639 shares authorized expiring on June 23, 2012. There were 379,223,318 shares authorized as of December 31, 2010.

***Conditional share capital***

At the annual general meeting on May 5, 2010, our shareholders approved conditional share capital in the amount of CHF 439,899,049, authorizing the issuance of a maximum of 379,223,318 fully paid-in shares with a par value of CHF 1.16 each. As of December 31, 2011, the Company has 377,550,412 conditional shares. There were 379,223,318 conditional shares at December 31, 2010.

At December 31, 2010, our wholly owned subsidiary Weatherford International Ltd, Bermuda had warrants outstanding granting rights to purchase up to 12.9 million of our shares. During March 2011, 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 1.7 million shares and a corresponding increase in share capital out of conditional share capital. At December 31, 2011, 8.6 million warrants remain outstanding and are exercisable until February 28, 2012. These warrants are subject to adjustment for changes in our capital structure or the issuance of dividends. Future settlements may occur through physical delivery, net share settlement, net cash settlement or a combination of those methods. The net cash settlement option is available at our sole discretion.

## 6. Treasury Shares

For the period from December 31, 2009 to December 31, 2011, the number of treasury shares held by our subsidiaries and their movements are as follows (in thousands):

| | |
|---|---|
| Balance as of December 31, 2009 | 22,259 |
| Shares issued for acquisitions | (1,780) |
| Equity awards granted, vested, and exercised | (2,109) |
| Balance as of December 31, 2010 | 18,370 |
| Shares issued for acquisitions | (3,090) |
| Equity awards granted, vested, and exercised | (2,738) |
| Balance as of December 31, 2011 | 12,542 |

The treasury shares issued for acquisitions in 2011 and 2010 were valued on the acquisition dates at CHF 51 million and CHF 30 million, respectively. In addition, the proceeds of the treasury share transfers in connection with exercises of options amounted to 3 CHF million and CHF 5 million for the years ended December 31, 2011 and 2010, respectively. The transfer of treasury shares under our restricted share plans was at book value.

Included in the consolidated financial statements as of December 31, 2011 and 2010 are 3.1 million shares, and 4.3 million shares, respectively, for restricted share awards outstanding which have restrictions that have not lapsed. These restricted share awards are excluded from the table above, as they are considered issued shares in accordance with Swiss law.

### 7. Significant Shareholders

The tables below show information for each significant shareholder known by us whose participation exceeds 5% of the Company's shares as of December 31, 2011 and 2010, respectively.

For the year ended December 31, 2011:

| Name | Number of Shares | Percent of Shares(1) |
|---|---|---|
| Invesco Advisors Inc.(2) | 42,677,728 | 5.58% |
| ClearBridge Advisors, LLC(3) | 39,275,629 | 5.13% |

(1) The percentage indicated is based on the Company's 764,773,222 issued shares as of December 31, 2011.
(2) The beneficial owner has sole voting power over 41,675,943 shares and sole dispositive power over all shares.
(3) The beneficial owner has sole voting power over 34,447,627 shares and sole dispositive power over all shares.

For the year ended December 31, 2010:

| Name | Number of Shares | Percent of Shares(4) |
|---|---|---|
| ClearBridge Advisors, LLC(5) | 41,464,415 | 5.50% |

(4) The percentage indicated is based on the Company's 758,446,637 issued shares as of December 31, 2010.
(5) The beneficial owner has sole voting power over 34,172,730 shares and sole dispositive power over all shares.

## 8. Board of Directors Compensation

The following tables set forth the compensation for each of our non-employee directors for the years ended December 31, 2011 and 2010, respectively. Mr. Duroc-Danner was an executive officer and director in 2011 and 2010, and his compensation is included in the Executive Management Compensation footnote. We do not compensate Mr. Duroc-Danner for his service on the Board.

For the year ended December 31, 2011:

| Name | Function | Fees Paid In Cash (1) | Share-based Compensation (2) | Total Compensation |
|---|---|---|---|---|
| | | | (In CHF thousands) | |
| Robert A. Rayne(3)(5) | Presiding Director and Chairman of the Audit Committee | 145 | 172 | 317 |
| Samuel W. Bodman III(3)(4) | Chairman of the Compensation Committee | 133 | 172 | 305 |
| Nicholas F. Brady(5) | | 97 | 172 | 269 |
| David J. Butters(3)(5) | Chairman of the Corporate Governance and Nominating Committee | 151 | 172 | 323 |
| William E. Macaulay(4) | | 109 | 172 | 281 |
| Robert B. Millard(5) | | 93 | 172 | 265 |
| Robert K. Moses, Jr.(3)(4) | | 131 | 172 | 303 |
| Guillermo Ortiz(3)(4) | | 143 | 172 | 315 |
| Emyr Jones Parry (5) | | 95 | 172 | 267 |
| Total | | 1,097 | 1,548 | 2,645 |

For the year ended December 31, 2010:

| Name | Function | Fees Paid In Cash (1) | Share-based Compensation (2) | Total Compensation |
|---|---|---|---|---|
| | | | (In CHF thousands) | |
| David J. Butters(3)(5) | Presiding Director and Chairman of the Corporate Governance and Nominating Committee | 191 | 197 | 388 |
| Samuel W. Bodman III(3)(4) | | 94 | 308 | 402 |
| Nicholas F. Brady(5) | | 108 | 197 | 305 |
| William E. Macaulay(4) | Chairman of the Compensation Committee | 128 | 197 | 325 |
| Robert B. Millard(5) | | 122 | 197 | 319 |
| Robert K. Moses, Jr.(3)(4) | | 164 | 197 | 361 |
| Guillermo Ortiz(3) | | 113 | 308 | 421 |
| Emyr Jones Parry(5) | | 72 | 308 | 380 |
| Robert A. Rayne(3)(5) | Chairman of the Audit Committee | 166 | 197 | 363 |
| Total | | 1,158 | 2,106 | 3,264 |

(1) Fees paid in Cash represent payments from January 1 to December 31 for retainers and meeting attendance.
(2) Each non-employee director was awarded 12,000 restricted share units on September 14, 2010 and 2011. In addition, on June 23, 2010, each new non-employee director (Messrs. Bodman, Ortiz and Parry) was awarded 6,766 restricted share units. The value above represents the fair value of each award valued on the date of grant based on the Company's closing share price on that day.
(3) Members of the Audit Committee.
(4) Members of the Compensation Committee.
(5) Members of the Corporate Governance and Nominating Committee.

## 9. Executive Management Compensation

The following table sets forth the compensation awarded to our executive management team for the years ended December 31, 2011 and 2010. Mr. Duroc-Danner was the highest paid executive management team member in 2011 and 2010 and is shown separately in the table below in addition to being included in the total. See Note 10 for a list of executive management team members in 2011 and 2010.

| | For the Year Ended December 31, 2011 | | For The Year Ended December 31, 2010 | |
|---|---|---|---|---|
| Type of Compensation | Total for Executive Management Team | Total for Highest Paid Member | Total for Executive Management Team | Total for Highest Paid Member |
| | (In CHF thousands) | | | |
| Salary | 6,390 | 1,760 | 7,336 | 1,760 |
| Discretionary Bonuses | 4,489 | 1,430 | 534 | — |
| Share-based Awards(1) | 29,923 | 9,587 | 15,632 | 7,049 |
| Benefit Plan/Deferred Compensation Plan Contributions | 313 | 39 | 343 | 38 |
| Severance Pay(2) | 6,463 | — | 43,250 | — |
| Other(3) | 6,249 | 1,574 | 3,223 | 804 |
| Total | 53,827 | 14,390 | 70,318 | 9,651 |

(1) Share-based awards were granted to executive management on various days within the year and vest over the next five years. The value above is an accumulation of the grant date fair value of each of those awards. The grant date fair value of each of the awards was based on the Company's closing stock price on the date of grant or when applicable, a calculated fair value derived using a Monte Carlo valuation model.
(2) In 2010, four executives left the Company and in 2011, two executives left the Company. The amount above represents their severance benefits in accordance with their employment agreements including the lump sum equivalent of their pension plan benefit, if eligible.
(3) Other includes car allowance, life insurance premiums, club dues, relocation pay, geographic differential, expatriate benefits, employer healthcare, Medicare and social security costs.

## 10. Share Ownership – Board of Directors and Executive Management

The following table shows the amount and nature of shares in the Company as well as conversion and option rights held by each non-employee member of the Board of Directors and any person considered close to each such member as of December 31, 2011 and 2010, respectively.

For the year ended December 31, 2011:

| Name and Function | Direct (includes 401(k) Shares Held | Unvested Restricted Share/Units | Exercisable Options and Notional Share Units | Deferred Compensation Plan Holdings | Total |
|---|---|---|---|---|---|
| Samuel W. Bodman III<br>Committee Chairman and Member of the Board | 66,000 | 18,766 | — | — | 84,766 |
| Nicholas F. Brady<br>Member of the Board | 884,569 | 15,067 | — | 5,679 | 905,315 |
| David J. Butters<br>Committee Chairman and Member of the Board | 241,493 | 15,067 | 302,400 | 62,831 | 621,791 |
| William E. Macaulay<br>Member of the Board | 1,021,237 | 15,067 | 480,000 | 10,710 | 1,527,014 |
| Robert B. Millard<br>Member of the Board | 1,317,763 | 15,067 | 240,000 | 8,798 | 1,581,628 |
| Robert K. Moses, Jr.<br>Member of the Board | 571,769 | 15,067 | — | 11,441 | 598,277 |
| Guillermo Ortiz<br>Member of the Board | 9,600 | 18,766 | — | — | 28,366 |
| Emyr Jones Parry<br>Member of the Board | 11,600 | 18,766 | — | — | 30,366 |
| Robert A. Rayne(1)<br>Presiding Director, Committee Chairman and Member of the Board | 165,621 | 15,067 | 480,000 | 21,767 | 682,455 |

(1) Mr. Rayne serves as Chairman and non-executive director of LMS Capital plc, which beneficially own 2,050,000 shares as of December 31, 2011. Mr. Rayne disclaims beneficial ownership of all of the shares owned beneficially owned by LMS Capital plc.

For the year ended December 31, 2010

| Name and Function | Direct (includes 401(k) Shares Held | Unvested Restricted Share/Units | Exercisable Options and Notional Share Units | Deferred Compensation Plan Holdings | Total |
|---|---|---|---|---|---|
| Samuel W. Bodman III(1) Member of the Board | 56,400 | 18,766 | — | — | 75,166 |
| Nicholas F. Brady Member of the Board | 869,850 | 20,800 | — | 5,679 | 896,329 |
| David J. Butters Presiding Director, Committee Chairman and Member of the Board | 226,774 | 20,800 | 302,400 | 62,831 | 612,805 |
| William E. Macaulay Committee Chairman and Member of the Board | 761,518 | 20,800 | 854,528 | 10,710 | 1,647,556 |
| Robert B. Millard Member of the Board | 1,303,044 | 20,800 | 240,000 | 8,798 | 1,572,642 |
| Robert K. Moses, Jr. Member of the Board | 557,050 | 20,800 | — | 11,441 | 589,291 |
| Guillermo Ortiz(1) Member of the Board | — | 18,766 | — | — | 18,766 |
| Emyr Jones Parry(1) Member of the Board | 2,000 | 18,766 | — | — | 20,766 |
| Robert A. Rayne(2) Committee Chairman and Member of the Board | 150,902 | 20,800 | 480,000 | 21,767 | 673,469 |

(1) Messrs. Bodman, Ortiz and Parry became members of the Board in 2010.

(2) Mr. Rayne serves as Chairman and non-executive director of LMS Capital plc, which beneficially own 2,050,000 shares as of December 31, 2010. Mr. Rayne disclaims beneficial ownership of all of the shares owned beneficially owned by LMS Capital plc.

The following table shows the amount and nature of shares in the Company, as well as conversion and option rights, held by each member of Executive Management and any person considered close to each such member.

For the year ended December 31, 2011:

| Name and Function | Direct (includes 401(k) Shares Held | Unvested Restricted Share/Units | Exercisable Options and Notional Share Units | Unexercisable Options and Performance Units | Deferred Compensation Plan Holdings | Total |
|---|---|---|---|---|---|---|
| Bernard J. Duroc-Danner<br>Chairman of the Board President and Chief Executive Officer | 1,855,977 | 132,490 | 6,595,861 | 663,784 | 386,292 | 9,634,404 |
| Andrew P. Becnel<br>Senior Vice President and Chief Financial Officer | 389,819 | 87,709 | 1,083,199 | 149,060 | 45,421 | 1,755,208 |
| John H. Briscoe<br>Vice President and Chief Accounting Officer | — | 62,228 | — | 71,994 | — | 134,222 |
| Peter T. Fontana<br>Senior Vice President and Chief Operating Officer | 224,385 | 123,064 | — | 113,064 | 5,478 | 465,991 |
| Nicholas W. Gee<br>Senior Vice President Formation, Evaluation and Well Construction | 10,652 | 56,961 | — | 75,132 | — | 142,745 |
| Joseph C. Henry<br>Vice President, Co-General Counsel and Corporate Secretary | 75,727 | 58,495 | 38,000 | 57,727 | 16,772 | 246,721 |
| James M. Hudgins<br>Vice President – Tax | 91,262 | 25,164 | — | 42,610 | 49,302 | 208,338 |
| William B. Jacobson<br>Vice President, Co-General Counsel and Chief Compliance Officer | 47,207 | 92,331 | — | 67,543 | — | 207,081 |
| Darmesh Mehta<br>Senior Vice President – Completion and Production | 88,993 | 35,333 | — | — | 3,370 | 127,696 |

For the year ended December 31, 2010:

| Name and Function | Direct (includes 401(k) Shares Held | Unvested Restricted Share/Units | Exercisable Options and Notional Share Units | Unexercisable Options and Performance Units | Deferred Compensation Plan Holdings | Total |
|---|---|---|---|---|---|---|
| Bernard J. Duroc-Danner<br>Chairman of the Board President and Chief Executive Officer | 1,582,871 | 516,450 | 6,259,211 | 866,685 | 386,292 | 9,611,509 |
| Andrew P. Becnel<br>Senior Vice President and Chief Financial Officer | 292,982 | 177,383 | 1,083,199 | 147,232 | 45,421 | 1,746,217 |
| Peter T. Fontana<br>Senior Vice President and Chief Operating Officer | 162,614 | 60,000 | — | — | 5,478 | 228,092 |
| Nicholas W. Gee<br>Vice President – Completion And Production | 1,711 | 28,615 | — | 58,893 | — | 89,219 |
| Joseph C. Henry<br>Vice President and Co-General Counsel | 52,980 | 56,986 | 38,000 | 44,170 | 16,772 | 208,908 |
| Carel W. J. Hoyer<br>Senior Vice President – Well Construction and Reservoir Evaluation | 96,500 | 70,500 | — | 103,062 | 15,252 | 285,314 |
| James M. Hudgins<br>Vice President – Tax | 75,424 | 29,667 | — | 44,170 | 49,302 | 198,563 |
| William B. Jacobson<br>Vice President, Co-General Counsel and Chief Compliance Officer | 26,309 | 85,413 | — | 58,893 | — | 170,615 |

## 11. Risk Assessment Disclosure

Weatherford International Ltd., as the ultimate parent company of the Weatherford Group, is fully integrated into the Company-wide internal risk assessment process.

The Company-wide internal risk assessment process consists of regular reporting to the Board of Directors on identified risks and management's reaction to them. The procedures and actions to identify the risks, and where appropriate remediate, are performed by specific corporate functions (e.g. Treasury, Legal, Internal Audit, Engineering and Operations) as well as by the business units of the Company.

These functions and business units have the responsibility to support and monitor the Company-wide procedures and processes to ensure their effective operation.

## 12. Guarantees, Commitments, Disputes and Litigation

Weatherford International Ltd., as the ultimate parent company of the Weatherford Group, guarantees the obligations of Weatherford International Ltd., a Bermuda exempt company and Weatherford International, Inc., a Delaware Corporation. The guaranteed debt includes certain short-term commercial paper, notes, revolving credit facilities, and debentures totaling approximately CHF 7.1 billion or USD 7.6 billion and CHF 6.4 billion or USD 6.8 billion at December 31, 2011 and 2010, respectively. Footnotes 8 and 9 in the Company's consolidated financial statements contain more detailed information on the underlying debt guaranteed by the Company.

### *U.S. Government and Internal Investigations*

The U.S. Securities and Exchange Commission ("SEC") is investigating the circumstances surrounding the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on SEC Forms 8-K on March 1, 2011 and February 21, 2012, respectively, and the related restatements of historical financial statements. We are cooperating with the investigation.

### *Shareholder Litigation*

In 2010, shareholders filed suit in the Company's name, nominally against the Company and against those directors in place before June 2010 and certain current and former members of management relating to the U.S. government and internal investigations disclosed in our public filings since 2007. In 2011, shareholders filed suit relating to the material weakness in the Company's internal controls over financial reporting for income taxes that was disclosed on SEC Form 8-K on March 1, 2011, described in Item 9A of our SEC Form 10-K and the related restatement of historical financial statements. These suits name the Company as well as current and former members of management as well as our directors. We cannot predict the ultimate outcome of these claims.

### *Other Disputes*

Our former Senior Vice President and General Counsel (the "Executive") left the Company in June 2009. The Executive had employment agreements with us that terminated on his departure. There is currently a dispute between the Executive and us as to the amount of compensation we are obligated to pay under these employment agreements based on the Executive's separation. This dispute has not resulted in a lawsuit being filed. It is our belief that an unfavorable outcome regarding this dispute is not probable, and as such, we have not accrued for USD 9 million, approximately CHF 8 million, of the Executive's claimed severance and other benefits.

## 13. Business Combinations

In 2011, the Company issued 4.7 million shares valued at CHF 66 million as consideration for business acquisitions. In addition, subsidiaries of the Company issued 3.1 million shares out of treasury shares valued at CHF 51 million in consideration for business acquisitions. In 2010, the Company's subsidiaries issued 1.8 million shares out of treasury shares valued at CHF 30 million in consideration for business acquisitions. There were no shares issued in 2010.

In July 2009, the Company acquired the Oilfield Services Division ("OFS") of TNK-BP and issued 24.3 million shares valued at CHF 490 million as the purchase consideration. The consideration agreed by the parties was contingent on the price received by the seller upon the sale of our shares. In November 2010, TNK-BP sold the remaining shares received in consideration below the guaranteed share price. In accordance with the contingent consideration arrangement we paid TNK-BP approximately CHF 47 million. In 2010, we also paid TNK-BP CHF 47 million in accordance with the working capital adjustment provisions of the OFS acquisition agreement.

### 14. Related Party Transactions

A subsidiary of the Company, Weatherford U.S., L.P. ("WUSLP"), performs general and administrative functions and provides oversight management services to most Weatherford entities. WUSLP personnel duties include, but are not limited to, marketing, tax, treasury, risk management, real estate, human resources, information technology, and legal services.

The Company was charged a management fee by WUSLP in consideration for these duties during 2011 and 2010. These charges included costs incurred on the Company's behalf for executive salaries, board of director fees, financial statement audit fees, internal audit costs and investor relations costs. In addition, the Company was allocated a percentage of various other functional expenses including legal, financial reporting, tax and treasury activities.

On February 26, 2010 Weatherford International Ltd. entered into a credit agreement for a USD 100 million revolving demand note with Weatherford Capital Management Services LLC, a Hungary company, the lender. The variable interest rate was 2.9% on December 31, 2011. The outstanding balance was USD 97 million (CHF 91 million) for the year ended December 31, 2011.

On March 15, 2010, Weatherford International Ltd. entered into a credit agreement for a USD 200 million revolving demand note with Weatherford U.S., L.P., the lender. The variable interest rate was 2.9% on December 31, 2011. As of December, 31 and for the years 2010 and 2011 there was no balance outstanding under this agreement.

On November 24, 2010, Weatherford International Ltd. entered into a credit agreement for a USD 100 million revolving demand note with Weatherford International Ltd., a Bermuda company, the lender. The variable interest rate was 2.9% percent on December 31, 2011. The outstanding balance was USD 47 million (CHF 44 million) for the year ended December 31, 2011.

### 15. Insurance

The Company maintains insurance policies covering the property, equipment and leasehold improvements of the Weatherford Group. The value of the coverage is at replacement cost, which is in excess of the book value of Weatherford's consolidated property, plant and equipment balance at December 31, 2011 and 2010.

### 16. Personnel Expenses

Consolidated personnel expenses for the Weatherford Group for the year ended December 31, 2011 was approximately CHF 3,008 million and approximately CHF 2,967 million for the year ended December 31, 2010.

### 17. Value Added Tax Group

The Company is part of a Group of Swiss Entities of Weatherford International Ltd. which is jointly and severally liable for the whole Swiss Value Added Tax amount due to the Swiss authorities by this group.

## 18. Subsequent Events

At December 31, 2011, our wholly owned subsidiary Weatherford International Ltd. Bermuda had warrants outstanding granting rights to purchase up to 8.6 million of our shares. On February 24, 2012, 4.3 million of these warrants were exercised through physical delivery of shares issued out of conditional share capital in exchange for CHF 65 million and on February 28, 2012, the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares and a corresponding increase in share capital out of conditional share capital.

## CORPORATE GOVERNANCE REPORT

This Corporate Governance Report (this "Report") reflects disclosure required pursuant to the Directive on Information Relating to Corporate Governance issued by the SIX Swiss Exchange Ltd. (the "SIX"). Cross-references are made herein to our articles of association and our organizational regulations, as well as other sections of the Annual Report, each of which can be found on our website at www.weatherford.com. The information in herein is presented as of December 31, 2011, unless otherwise indicated.

### Group Structure and Shareholders

*Group Structure*

Weatherford International Ltd. (the "Company") is a joint-stock corporation organized under the laws of Switzerland, with its registered office located at Alpenstrasse 15, 6300 Zug, Switzerland, and its principal executive offices located at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. Our shares are listed on the SIX, the New York Stock Exchange and the NYSE Euronext-Paris under the symbol "WFT." The ISIN code for our shares on the SIX is CH0038838394, and the Swiss Security Number is 3883839. The market capitalization of our shares as of December 31, 2011 was $11,039,745,035, based upon the closing price of $14.64 for our shares on the New York Stock Exchange on December 30, 2011.

Weatherford's group of companies consists of the parent holding company, Weatherford International Ltd., and its subsidiaries (including the subsidiaries listed below) all of which are fully consolidated in our financial statements. We also have investments in certain joint ventures or other entities in which we do not control (by vote or value) more than 50% of the outstanding shares or board (or equivalent) seats. The list of subsidiaries below includes subsidiaries with consolidated revenues of at least one percent of the total revenues of the Weatherford group of companies.

| Company Name | Jurisdiction of Formation | Registered Office | Share Capital (1) | Percentage Interest |
|---|---|---|---|---|
| Precision Energy Services, Inc. | United States | Wilmington, Delaware | USD 1,010 | 100% |
| Weatherford (G.B.) LLP | Scotland | Aberdeen | GBP 371,754,841 (2) | 100% |
| Weatherford Artificial Lift Systems, Inc. | United States | Wilmington, Delaware | USD 10 | 100% |
| Weatherford Bermuda Holdings Ltd. | Bermuda | Hamilton | USD 13,000 | 100% |
| Weatherford Canada Ltd. | Canada | Edmonton, Alberta | CAD 1,363,568,629 (2) | 100% |
| Weatherford Canada Partnership | Canada | Edmonton, Alberta | CAD 4,090,529,632 (2) | 100% |
| Weatherford Colombia Limited | British Virgin Islands | Tortola | USD 7,500 | 100% |
| Weatherford de Mexico, S. de R.L. de C.V. | Mexico | Distrito Federal | MXN 1,636,329,250 (2) | 100% |
| Weatherford Drilling International (BVI) Ltd. | British Virgin Islands | Tortola | USD 1 | 100% |
| Weatherford Drilling International Holdings (BVI) Ltd. | British Virgin Islands | Tortola | USD 1 | 100% |
| Weatherford Financing (Luxembourg) S.à r.l. | Luxembourg | Luxembourg | EUR 30,801,700 | 100% |
| Weatherford Industria e Comercio Ltda. | Brazil | Rio de Janeiro | BRL 140,565,548 | 100% |
| Weatherford International de Argentina S.A. | Argentina | Buenos Aires | ARS 267,322,310 | 100% |
| Weatherford International Ltd. | Bermuda | Hamilton | USD 481,001,513 | 100% |
| Weatherford International, Inc. | United States | Wilmington, Delaware | USD 1,000 | 100% |
| Weatherford Investment (Luxembourg) S.à r.l. | Luxembourg | Luxembourg | USD 92,661,786 | 100% |
| Weatherford Landslide Holdings, LLC | United States | Wilmington, Delaware | USD 436,150,781 (2) | 100% |

| Company Name | Jurisdiction of Formation | Registered Office | Share Capital (1) | Percentage Interest |
|---|---|---|---|---|
| Weatherford Latin America, S.A. | Venezuela | Cabimas, Zulia | VEF 74,317,731 | 100% |
| Weatherford Luxembourg S.à r.l. | Luxembourg | Luxembourg | USD 206,979,678 | 100% |
| Weatherford Norge AS | Norway | Sandnes | NOK 27,080,000 | 100% |
| Weatherford Oil Tool GmbH | Germany | Langenhaagen | EUR 2,607,589 | 100% |
| Weatherford Oil Tool Middle East Limited | British Virgin Islands | Tortola | USD 10,000 | 100% |
| Weatherford Services, Ltd. | Bermuda | Hamilton | USD 17,000 | 100% |
| Weatherford U.K. Limited | England | Great Yarmouth | GBP 1,225 | 100% |
| Weatherford U.S. Holdings, L.L.C. | United States | Wilmington, Delaware | USD 2,810,896,674 (2) | 100% |
| Weatherford U.S., L.P. | United Sates | Schriever, Louisiana | USD 1,000 | 100% |
| Weatherford Worldwide Holdings GmbH | Switzerland | Zug | CHF 21,000 | 100% |
| Weatherford, LLC | Russian Federation | Moscow | RUB 165,010,000 (2) | 100% |
| Weatherford/Lamb, Inc. | United States | Wilmington, Delaware | USD 184,522 | 100% |
| WEUS Holding, Inc. | United Sates | Wilmington, Delaware | USD 1,000 | 100% |

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(1) Share capital is calculated by multiplying the number of issued shares time the par value of the shares. The share capital may not reflect the taxable share capital amount and does not include any paid-in surplus, unless otherwise indicated.
(2) Ownership interests without par value. Share capital reflects paid-in surplus.

The Company's operational performance is reviewed and managed on a geographic basis. We report the following regions as separate, distinct reporting segments: (i) North America, (ii) Middle East/North Africa/Asia, (iii) Europe/West Africa/FSU, and (iv) Latin America. The financial performance of these regions is described in the Company's consolidated financial statements.

*Significant Shareholders*

The table below shows information for each person known by us to beneficially own 3% or more of the outstanding registered shares as of December 31, 2011, based upon information furnished by the shareholder pursuant to SIX requirements or contained in filings made by the shareholder with the U.S. Securities and Exchange Commission (the "SEC").

| Name and Address of Beneficial Owner | Number of Shares | Percent of Outstanding Shares |
|---|---|---|
| Invesco Ltd.<br>1555 Peachtree Street NE<br>Atlanta, Georgia 30309 | 42,677,728 | 5.7% |
| ClearBridge Advisors, LLC<br>620 8th Avenue<br>New York, New York 10018 | 39,275,629 | 5.2% |
| Wentworth, Hauser and Violich, Inc.<br>301 Battery Street, Suite 400<br>San Francisco, CA 94111<br>USA | 30,584,439 | 4.1% |
| Vanguard Group, Inc.<br>100 Vanguard Boulevard<br>Malvern, PA 19355-2331<br>United States | 23,861,303 | 3.2% |

Disclosure notifications pertaining to shareholdings of the Company that were filed with the Company and the SIX are published on the SIX's electronic publication platform and can be accessed via the database search page:
http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html

We are not aware of any agreements among our shareholders regarding the exercise of their rights as shareholders.

*Cross-Shareholdings*

The Company has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

**Capital Structure**

*Share Capital*

As of December 31, 2011, the Company's registered share capital was CHF 885,196,366.56, divided into 763,100,316 fully paid-in registered shares. Each registered share has a par value of CHF 1.16. As of that date, the Company's authorized capital was CHF 434,500,781.24 and the Company was authorized to issue out of its authorized capital up to 374,569,639 fully paid-in shares with a par value of CHF 1.16 each at any time until June 23, 2012. As of December 31, 2011, the Company's conditional capital was CHF 439,899,048.88.

Please refer to Articles 5 and 6 of our articles of association for a complete description of the terms and conditions of the issuance of shares out of our authorized and conditional capital, including conditions under which preferential subscription rights and advance subscription rights are excluded or may be withdrawn or limited by our board of directors (the "Board"). No particular group of beneficiaries has the right to subscribe to our authorized or conditional share capital. Article 5 of our articles of association states that the Board is authorized to withdraw or limit the preferential subscription rights of the shareholders to our authorized share capital, and to allot them to third parties, for cause, in particular circumstances. Please see Article 5 of our articles of association for a complete list of circumstances. Furthermore, Article 6 of our articles of association states that the preferential subscription rights and advance subscription rights of our shareholders to our conditional share capital shall be excluded in connection with the issuance of any conditional share capital. For your reference, our articles of association can be found at:
http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

*Changes in Capital*

As part of the redomestication referred to in this Annual Report, the Company acquired, in connection with a capital increase on February 26, 2009, all of the 728,782,425 common shares of Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda") (the former parent company of the Weatherford group of companies), which had at the time of the redomestication a total value of CHF 7,922,062,403.82. As consideration for this contribution, the Company issued a total of 728,782,425 shares with a total par value of CHF 845,387,613, which shares were provided to the shareholders of Weatherford Bermuda to enable them to become shareholders of the Company. The difference between the aggregate par value of the issued shares and the total value of the contribution, in the amount of CHF 7,076,674,790.82, was allocated to the reserves of the Company.

The Company has subsequently issued shares and increased its share capital out of its authorized capital in connection with three contribution in kind transactions approved by the Board. On July 27, 2009, the Company's share capital increased to CHF 873,708,098.92, on September 16, 2009, it was increased to CHF 879,798,098.92 and on September 14, 2011, it was further increased to CHF 885,196,366.56. On March 2, 2011, and February 28, 2012, the Company issued shares out of its conditional share capital in connection with the exercise of warrants and increased its share capital by CHF 1,940,570.96 and CHF 5,571,670.24, respectively (such increase on February 28, 2012 to be subsequently reflected in the articles of association in accordance with the procedure set out in article 653f et seq. of the Swiss Code of Obligations ("CO")).

At December 31, 2011, warrants were outstanding granting rights to purchase up to 8.6 million of the Company's shares. On February 28, 2012, 4.3 million of these warrants were exercised through physical delivery of shares issued out of conditional capital in exchange for CHF 58 million and the remaining 4.3 million of these warrants were exercised through net share settlement resulting in the issuance of 494 thousand shares out of conditional capital.

*Shares, Participation Certificates and Dividend-right Certificates*

Our shares have a par value of CHF 1.16 each. All shares are fully paid-in registered shares. According to Article 17 of our articles of association, each share has the right to one vote. Shareholders have the right to receive dividends and other distributions, if any, declared by the Company with respect to our shares. Please refer to Articles 7 and 9 of our articles of association for certain conditions relating to the voting of our shares. For your reference, our articles of association can be found at: http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

Weatherford has not issued participation certificates or dividend-right certificates.

*Limitations on Transferability and Nominee Registrations*

The Company has not imposed any restrictions generally applicable to the transfer of our shares. The Company's share register is maintained by American Stock Transfer & Trust Company, LLC, which acts as transfer agent and registrar of the Company. The share register reflects only record owners of our shares.

All shares shall be subject to such stock-transfer orders and other restrictions as the Board may deem advisable under the rules, regulations, and other requirements of the SEC and the U.S. Securities Act of 1933, as amended (the "Securities Act") (including with respect to unregistered sales of shares), any exchange upon which the shares are then listed and any applicable securities law, and the Board may cause a legend or legends to be put on any certificates representing shares to make appropriate reference to such restrictions.

Voting rights may be exercised by shareholders registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. If any such shareholder wishes to be registered in the Company's share register, such shareholder should contact the bank, broker or other nominee through which it holds its shares.

*Convertible Bonds and Options*

As of December 31, 2011 the Company had: (i) 11,106,124 outstanding options to purchase registered shares; (ii) 3,827,055 outstanding restricted share units which, subject to certain conditions and restrictions, entitle the holders thereof to receive registered shares; (iii) 1,240,914 performance share units outstanding which, subject to certain conditions and restrictions, entitle the holders thereof to receive registered shares; and (iv) 4,680,408 outstanding rights to acquire shares which were granted in connection with the Company's 2011 Supplemental Executive Retirement Plan.

Incentive Plans

Our incentive plans permit the grant of options, stock appreciation rights, restricted share awards ("RSA"), restricted share units ("RSU"), performance share awards, performance unit awards, other share-based awards and cash-based awards to any employee, non-employee directors, and other individual service providers or any affiliate.

The provisions of each award vary based on the type of award granted and are specified by the Compensation Committee of the Board. Those awards, such as stock options that are based on a specific contractual term, will be granted with a term not to exceed ten years. Upon grant of an RSA, the participant has the rights of a shareholder, including but not limited to the right to vote such shares and the right to receive any dividends paid on such shares. Recipients of RSU awards do not have the rights of a shareholder until such date as the shares are issued or transferred to the recipient. As of December 31, 2011, approximately 6 million shares were available for grant under our incentive plans.

Share-Based Compensation Expense

We recognized the following employee share-based compensation expense during the years ended December 31, 2011, 2010 and 2009:

| | **Year Ended December 31,** | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | *(In millions)* | |
| Share-based compensation | $87 | $99 | $110 |
| Related tax benefit | 30 | 35 | 39 |

Options

Stock options were granted with an exercise price equal to or greater than the fair market value of our shares as of the date of grant. We used the Black-Scholes option pricing model to determine the fair value of stock options awarded. The estimated fair value of our stock options was expensed over their vesting period, which was generally one to four years. There were no stock options granted during 2011, 2010 or 2009. The intrinsic value of stock options exercised during 2011, 2010 and 2009 was $10 million, $12 million and $18 million, respectively. All options were fully vested as of December 31, 2011. A summary of option activity for the year ended December 31, 2011, is presented below:

| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | *(In thousands)* | | *(In years)* | *(In thousands)* |
| Outstanding at December 31, 2010 | 11,820 | $8.70 | 4.20 | $166,624 |
| Granted | — | — | | |
| Exercised | (713) | 4.25 | | |
| Forfeited | — | — | | |
| Outstanding and Vested at December 31, 2011 | 11,107 | 8.99 | 2.50 | 69,385 |

Restricted Share Awards and Restricted Share Units

RSAs and RSUs vest based on continued employment, generally over a two to five-year period. The fair value of RSAs and RSUs is determined based on the closing price of our shares on the date of grant. The total fair value, less assumed forfeitures, is expensed over the vesting period. The weighted-average grant date fair value of RSAs and RSUs granted during the years ended 2011, 2010 and 2009 was $22.41, $16.45 and $13.67, respectively. The total fair value of RSAs and RSUs vested during the years ended 2011, 2010 and 2009 was $86 million, $96 million and $99 million, respectively. As of December 31, 2011, there was $90 million of unrecognized compensation expense related to unvested RSAs and RSUs, which is expected to be recognized over a weighted average period of two years. A summary of RSA and RSU activity for the year ended December 31, 2011 is presented below:

| | RSA | Weighted Average Grant Date Fair Value | RSU | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| | *(In thousands)* | | *(In thousands)* | |
| Non-Vested at December 31, 2010 | 4,268 | $22.59 | 4,215 | $22.76 |
| Granted | 1,321 | 23.06 | 2,325 | 22.03 |
| Vested | (1,994) | 20.65 | (2,027) | 22.10 |
| Forfeited | (507) | 22.60 | (686) | 22.84 |
| Non-Vested at December 31, 2011 | 3,088 | 24.04 | 3,827 | 22.65 |

Performance Units

We issued 688 thousand and 1.1 million performance units in 2011 and 2010, respectively. The performance units typically vest over a three-year period assuming continued employment and the Company's achievement of certain market-based performance goals. Performance units expire unvested when market conditions are not met. The weighted average grant date fair value of our performance units was determined through use of the Monte Carlo simulation method. As of December 31, 2011, there was $17 million of unrecognized compensation expense related to performance units, which is expected to be recognized over a weighted average period of two years. A summary of performance unit activity for the years ended December 31, 2011 and 2010 is presented below:

| | Year Ended December 31, 2011 | Weighted Average Grant Date Fair Value | Year Ended December 31, 2010 | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| | *(In thousands)* | | *(In thousands)* | |
| Non-Vested at Period Beginning | 986 | $ — | — | $ — |
| Granted | 688 | 29.64 | 1,089 | 12.41 |
| Expired | (363) | 12.32 | — | — |
| Forfeited | (70) | 22.03 | (103) | 13.19 |
| Non-Vested at Period End | 1,241 | 21.35 | 986 | 12.32 |

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2011, about the number of shares to be issued upon vesting or exercise of equity awards including options, restricted shares, warrants and deferred stock units as well as the number of shares remaining available for issuance under our equity compensation plans.

| | Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Shares Available for Future Issuance (a) |
|---|---|---|---|
| | | *(In thousands, except share prices)* | |
| *Plan Category:* | | | |
| Equity compensation plans approved by shareholders (b) | 7,971 | $22.91 | 6,224 |
| Equity compensation plans not approved by shareholders (c) | 18,829 | 11.10 | — |
| Total | 26,800 | 14.71 | 6,224 |

(a) Excluding shares reflected in the first column of this table.

(b) Includes the Weatherford International Ltd. 2006 Omnibus Incentive Plan, as amended (the "2006 Omnibus Incentive Plan"), which was approved by our shareholders in May 2006, and the Weatherford International Ltd. 2010 Omnibus Incentive Plan, which was approved by our shareholders in June 2010 (the "2010 Omnibus Incentive Plan").

(c) Includes the following compensation plans that were not approved by our shareholders: our 1998 Employee Stock Option Plan; our Non-Employee Director Deferred Compensation Plan; our Foreign Executive Deferred Compensation Stock Ownership Plan; and our 2003 Restricted Share Plan. Those plans and other individual compensation arrangements that were not approved by our shareholders are described below:

Our 1998 Employee Stock Option Plan ("1998 Plan") provides for the grant of nonqualified options to purchase our shares to employees or employees of our affiliates, as determined by the Compensation Committee of the Board. The price at which shares may be purchased is based on the market price of the shares and cannot be less than the aggregate par value of the shares on the date the option was granted. Unless otherwise provided in an option agreement, no option may be exercised after one day less than 10 years from the date of vesting. Options generally become fully exercisable after three to four years from the date of grant, subject to earlier vesting in the event of the death, disability or retirement of the employee or in the event of a change of control of the Company. The 1998 Plan provides for the grant of options to purchase up to 88 million shares. As of December 31, 2011, there were options to purchase an aggregate of 8.5 million of our shares outstanding under the 1998 Plan, all of which are vested. Subsequent to the shareholder approval of our 2006 Omnibus Incentive Plan in May 2006, awards are no longer granted under the 1998 Plan.

A total of 3.9 million options to purchase shares of our stock were granted under individual compensation arrangements with the following directors: Mr. David J. Butters; Mr. William E. Macaulay; Mr. Robert B. Millard; Mr. Robert K. Moses, Jr.; and Mr. Robert A. Rayne. At December 31, 2011, there were 1.5 million of these options outstanding under these agreements, all of which are fully vested.

Under our Non-Employee Director Deferred Compensation Plan ("DDC Plan"), each non-employee director may elect to defer up to 7.5% of any fees paid by the Company. The deferred fees were converted into non-monetary units representing shares that could have been purchased with the deferred fees based on the market price of our shares on the last day of the month in which fees were deferred. If a non-employee director elected to defer at least 5% of his fees, we made an additional contribution to the director's account equal to the sum of (1) 7.5% of the director's fees plus (2) the amount of fees deferred by the director. The non-employee directors are fully vested at all times. Our directors may generally determine when distributions will be made from the plan, but in any event all benefits under the DDC Plan will be distributed no later than January 1, 2017. The amount of the distribution will be a number of our shares equal to the number of units at the time of distribution. As of December 31, 2011, there were 121 thousand deferred units outstanding under this plan. Effective December 31, 2008, we suspended the DDC Plan. While the plan is suspended, no new participants may join the plan and no further deferrals of fees or matching contributions will be made under the plan unless and until the Board determines otherwise.

We established our Foreign Executive Deferred Compensation Stock Ownership Plan for key foreign employees ("FEDC Plan"), and under this plan we contribute 15% of each participant's total salary, bonus and commission compensation each year. Our contributions vest over a five-year period on the basis of 20% per year for each year of service. Under the FEDC Plan, our contributions are converted into non-monetary units equal to the number of our shares that could have been purchased with the amounts contributed based on the average closing price of our shares for each day of the month in which contributions are made. Distributions are made under the FEDC Plan after a participant retires, becomes disabled or dies or after his employment is terminated, but in any event all benefits under the FEDC Plan will be distributed no later than January 1, 2017. Distributions under the FEDC

Plan are made in a number of our shares equal to the number of units allocated to the participant's account at the time of distribution. As of December 31, 2011, there were 39 thousand deferred units outstanding under this plan.

Warrants

In 2002, we issued warrants to purchase up to 12.9 million of our shares at a price of $15.00 per share, which were exercisable until February 28, 2012. These warrants were issued in connection with the acquisition of intellectual property rights and not as compensation to any employee. At December 31, 2011, 8.6 million of these warrants were outstanding. In February 2012, the remaining warrants were exercised and shares were issued out of our conditional capital.

**Board of Directors**

Our Board consists of nine members, each of whom is elected by our shareholders for a term of one year until the next annual shareholder meeting. Our articles of association do not limit the number of terms a member may be re-elected to the Board. For your reference, our articles of association can be found at: http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

*Director Biographies*

*Bernard J. Duroc-Danner* joined EVI, Inc., Weatherford's predecessor company, at its inception in May 1987 and was directly responsible for the growth of EVI, Inc.'s oilfield service and equipment business. He has directed the growth of the Company since that time. He was elected EVI's President and Chief Executive Officer in 1990. Subsequent to the merger of EVI, Inc. with Weatherford Enterra, Inc. on May 27, 1998, Dr. Duroc-Danner was elected as our Chairman of the Board. Dr. Duroc-Danner's family has been in the oil business for two generations. He holds an M.B.A. and a Ph.D. in Economics from Wharton (University of Pennsylvania). Prior to the start-up of EVI, Dr. Duroc-Danner held positions at Arthur D. Little Inc. and Mobil Oil Inc. Dr. Duroc-Danner is a director of LMS Capital (an investment company). Dr. Duroc-Danner also serves on the National Petroleum Council and the Society of Petroleum Engineers. Dr. Duroc-Danner was the recipient of Ernst & Young's 2008 Entrepreneur of the Year in Energy, Chemicals and Mining category. During the past five years, Dr. Duroc-Danner also was a director of Helix Energy Solutions Group, Inc., a marine contractor and operator of offshore oil and gas properties and production facilities, Parker Drilling Company, an offshore drilling company, Cal Dive International, Inc., a company engaged in subsea services in the Gulf of Mexico, Universal Compression Holdings, Inc., a natural gas compression service company, and Dresser, Inc., a provider of engineered equipment and services primarily for the energy industry. The Board has concluded that Dr. Duroc-Danner should be re-elected for an additional term because of his educational background, depth of knowledge of the oilfield service industry, domestically and internationally, and previous experience in successfully leading and expanding the Company's business. As President and Chief Executive Officer, Dr. Duroc-Danner serves as an important link between senior management and the Board, and he brings to the Board an invaluable perspective in strategic planning for the future growth of the Company. Dr. Duroc-Danner is a French and American citizen.

*Samuel W. Bodman, III* was the United States Secretary of Energy from January 2005 to January 2009, the Deputy Secretary of the Treasury from February 2004 to January 2005 and the Deputy Secretary of Commerce from June 2001 to February 2004. Prior to that time, Dr. Bodman was chairman, chief executive officer and a director of Cabot Corporation, a global producer of specialty chemicals and materials. Dr. Bodman is currently a director of Hess Corporation (an exploration and production company), E.I. duPont de Nemours and Company (a science-based products and services company) and AES Corporation (a global power company), and also serves as a trustee of Cornell University. Dr. Bodman received a B.S. in Chemical Engineering from Cornell University and Sc.D. from the Massachusetts Institute of Technology. The Board has concluded that Dr. Bodman should be re-elected for an additional term because he will bring to the Board extensive government, director and executive experience, as well as industry knowledge and a valuable global business perspective. Dr. Bodman is an American citizen.

*Nicholas F. Brady* has been the Chairman of Darby Overseas Investments, Ltd., an investment firm, since 1994. Mr. Brady is Chairman of Franklin Templeton Investment Funds (an international investment management company), and a director of Hess Corporation (an exploration and production company) and Holowesko Partners Ltd. (investment management companies). Mr. Brady is a former Secretary of the United States Department of the Treasury (1988-1993), a former Chairman of the Board of Dillon Read & Co. Inc. (investment banking) (1970-1988) and a former Chairman of Purolator, Inc. (filtration products) (1971-1987). Mr. Brady also represented the state of New Jersey as a member of the United States Senate (1982). During the past five years, Mr. Brady also was a director of C2, Inc., a provider of third-party logistic services, Templeton Emerging Markets Investment Trust PLC and Templeton Capital Advisors Ltd., an investment management company, and director or trustee, as the case may be, of a number of investment companies in the Franklin Templeton Group of Funds. Mr. Brady holds a B.A. from Yale University and an M.B.A. from Harvard Business School. The Board has concluded that Mr. Brady should be re-elected for an additional term because his educational background and extensive experience in the public and private sectors are assets to the Board of Directors in carrying out its duties. Mr.Brady is an American citizen.

*David J. Butters* has been Chairman, President and Chief Executive Officer of Navigator Holdings, Ltd., an international shipping company the principle business of which is the transport of liquefied petroleum gas, since September 2008 and has been Chairman and President of Navigator Holdings since August 2006. From 1969 to September 2008, Mr. Butters was a Managing Director of Lehman Brothers Inc., an investment banking company. Mr. Butters is currently Chairman of the Board of Directors of GulfMark Offshore, Inc. (a provider of marine support and transportation services to companies involved in the exploration and production of oil and natural gas), and a director of ACOL Tankers Ltd. (an oil tanker company). During the past five years, Mr. Butters also was a director of Grant Prideco, Inc., a provider of drill pipe and other drill stem products, and TransMontaigne Inc., a refined petroleum products distribution and supply company. The Board has concluded that Mr. Butters should be re-elected for an additional term because his education, background in finance and institutional knowledge of the Company provide the Board with a valuable perspective in making decisions and planning for the Company's future. Mr. Butters is an American citizen.

*William E. Macaulay* is the Chairman and, since 1983, Chief Executive Officer of First Reserve Corporation, a private equity investment firm focused on the energy industry, where he is responsible for all aspects of the firm's investment program and strategy, and the overall management of the firm. Mr. Macaulay served as a director of Weatherford Enterra from October 1995 to May 1998. He also serves as Chairman of the Board and a director of Dresser-Rand Group, Inc. (a supplier of compression and turbine equipment to the oil, gas, petrochemical and industrial process industries). During the past five years, Mr. Macaulay also was Chairman of the Board of Foundation Coal Holdings, Inc., a coal company, and a director of Dresser, Inc., National Oilwell, Inc., an international provider of drillings systems and associated services to the oil and gas exploration and production industry, and Pride International, a contract drilling and related services company. Mr. Macaulay holds a B.B.A. from City College of New York and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Macaulay also served as Director of Corporate Finance for Oppenheimer & Co., Inc., where he worked from 1972 to 1982. The Board has concluded that Mr. Macaulay should be re-elected for an additional term because his education, financial experience and extensive knowledge of the oilfield service industry are important assets to the Board in its decision-making process and in strategic planning. Mr. Macaulay is an American citizen.

*Robert K. Moses, Jr.* has been a private investor, principally in the oil and gas exploration and oilfield services business in Houston, Texas, for more than the past five years. He served as Chairman of the Board of Directors of Weatherford Enterra from May 1989 to December 1992 and as a director of Weatherford Enterra from December 1992 to May 1998. During the past five years, Mr. Moses also was a director of Grant Prideco, Inc. The Board has concluded that Mr. Moses should be re-elected for an additional term because his education, extensive knowledge of and experience in the oilfield service industry and institutional knowledge of one of Weatherford's most significant legacy companies provide a unique perspective that is an asset to the Board in its decision making process. Mr. Moses is an American citizen.

*Guillermo Ortiz* served as Governor of the Bank of Mexico from 1998 until 2009, and as Chairman of the Board of the Bank for International Settlements (BIS) in 2009. He previously served as Secretary of Finance and Public Credit in Mexico, from 1994 to 1998. He was also Executive Director at the International Monetary Fund. Dr. Ortiz holds a B.A. in Economics from the National Autonomous University of Mexico and both a M.Sc. and a Ph.D. in Economics from Stanford University. Dr. Ortiz is a director of several international non-profit organizations and also is a director of MEXICHEM (a Mexican based international petrochemical company) and ASUR (an airport holding company also based in Mexico). The Board has concluded that Dr. Ortiz should be re-elected for an additional term because he will bring to the Board extensive finance experience, particularly relating to global economic matters and multinational financing. Dr. Ortiz is a Mexican citizen.

*Sir Emyr Jones Parry* has been has been the President of the University of Aberystwyth, located in Wales, since 2008, Chairman of the All Wales Convention, a body established by the Welsh Assembly Government to review Wales's constitutional arrangements, since 2007, Chairman of the Advisory Council of the Open University Business School since 2008, Chairman of Redress, a human rights organization, and Chairman of the Corporate and Social Responsibility External Advisory Group of First Group plc, a transport operator, since 2008. Sir Emyr previously held numerous diplomatic positions, including UK Permanent Representative to the UN from 2003 to 2007 and UK Ambassador to NATO from 2001 to 2003, after specializing in European Union affairs including energy policy. Sir Emyr received a B.S. in Theoretical Physics from the University of Cardiff and a Ph.D. in Polymer Physics from the University of Cambridge. The Board has concluded that Sir Emyr should be re-elected for an additional term because he will bring to the Board a wealth of government relations experience and an important international perspective. Sir Emyr is a U.K. citizen.

*Robert A. Rayne* has been a non-executive director of LMS Capital plc, an investment company listed on the London Stock Exchange, since February 2010, and was the Chairman of LMS Capital from February 2010 to January 2012. Mr. Rayne was the Chief Executive Officer and a director of LMS Capital from June 2006, when the investment business of London Merchant Securities plc was demerged and LMS Capital was formed to hold this business, until February 2010. Mr. Rayne was employed by London Merchant Securities from 1968 to June 2006 and served as its Chief Executive Director from May 2001 to June 2006. Mr. Rayne is also the Non-Executive Chairman of Derwent London plc, a Central London specialist property company into which London Merchant Securities was merged in February 2007. Mr. Rayne is a director of Chyron Corporation (a supplier of graphics hardware, software and other services to the media industry). Mr. Rayne has expertise in a wide range of sectors in addition to the oilfield service industry, including the real estate, media, consumer and technology industries. Mr. Rayne is Vice Chairman and Presiding Director of the Company's Board. As Presiding Director, Mr. Rayne leads the executive sessions of the non-management directors, which are held at least twice each year. The Board has concluded that Mr. Rayne should be re-elected for an additional term because his education, financial expertise, chief executive and international perspectives and diversity of expertise are beneficial to the Board in carrying out its duties. Mr. Rayne is a U.K. citizen.

*Robert Millard* served as a director of the Company from 1989 to January 2012, when he resigned from the Board when he determined that travel and other responsibilities prohibited him from continuing to serve effectively in the role of director. The Board wishes to thank and recognize Mr. Millard for his many years of service and his long-standing commitment and dedication to Weatherford. Mr. Millard is an American citizen.

*Committees and Meetings of the Board*

The Board has created the following standing committees:

- Audit
- Compensation
- Corporate Governance and Nominating

*Number of Meetings*

During 2011, the Board met six times, the Audit Committee met 13 times, the Compensation Committee met five times, and the Corporate Governance and Nominating Committee met five times. All of the directors participated in at least 75% of all Board and respective committee meetings.

*Audit Committee*

Drs. Bodman and Ortiz and Messrs. Butters, Moses and Rayne (Chair) are the current members of the Audit Committee. The Board has adopted a written charter for the Audit Committee. The charter is available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters." The primary functions of the Audit Committee are:

- overseeing the integrity of our financial statements;
- overseeing our compliance with legal and regulatory requirements;
- overseeing our independent auditor's qualifications and independence; and
- overseeing the performance of our internal audit function and independent auditor.

All members of the Audit Committee are considered independent under the current rules of the NYSE and the SEC. The Board has determined that Messrs. Butters and Rayne are "audit committee financial experts" as defined by applicable SEC rules because of their extensive financial experience.

*Compensation Committee*

The current members of the Compensation Committee are Drs. Bodman (Chair) and Ortiz and Messrs. Macaulay and Moses. The Board has adopted a written charter for the Compensation Committee. The charter is available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters." The primary functions of the Compensation Committee are:

- evaluating the performance and determining and approving the compensation of our executive officers;
- making decisions regarding executive compensation, incentive compensation plans and equity-based plans; and
- administering or having administered our incentive compensation plans and equity-based plans for executive officers and employees.

All members are considered independent under the current rules of the NYSE and the SEC.

*Corporate Governance and Nominating Committee*

Messrs. Brady, Butters (Chair) and Rayne and Sir Emyr are the current members of the Corporate Governance and Nominating Committee. Mr. Millard was a member of this committee in 2011 and until his resignation from the Board in January 2012. The Board has adopted a written charter for the Corporate Governance and Nominating Committee. The charter is available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Committee Charters." The primary functions of the Corporate Governance and Nominating Committee are:

- identifying individuals qualified to serve as Board members;
- recommending to the Board the director nominees for the next Annual General Meeting of Shareholders;
- reviewing and structuring our compensation policy regarding fees and equity compensation paid and granted to our directors;
- developing and recommending to the Board the Corporate Governance Guidelines for the Company;
- overseeing the Board in its annual review of the Board's and management's performance; and
- recommending to the Board director nominees for each committee.

All members of the Corporate Governance and Nominating Committee are considered independent under the current rules of the NYSE and the SEC.

*Corporate Governance Matters*

We are committed to adhering to sound principles of corporate governance. A copy of our Corporate Governance Principles is available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Corporate Governance Policies."

*Director Independence*

The Board has affirmatively determined that each person who was a director during the Company's fiscal year ending December 31, 2011 and each current director is independent under the current rules of the NYSE and the SEC, other than Dr. Duroc-Danner, who is an employee. As contemplated by NYSE rules, the Board has adopted categorical standards to assist it in making independence determinations, which standards are available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Corporate Governance Policies." A relationship falls within the categorical standards if it:

- is a type of relationship addressed in Section 303A.02(b) of the NYSE Listed Company Manual, but under those rules does not preclude a determination of independence; or
- is in the ordinary course of business and does not exceed 2% of the consolidated gross revenues of the other person for the previous year.

The Board, however, considers and reviews all relationships with each director in making its independence determinations. None of the independent directors and nominees had relationships relevant to an independence determination that were outside the scope of the Board's categorical standards.

*Policies Regarding Related Person Transactions*

Our policies regarding transactions between us or any of our affiliates and our directors, executive officers and other employees are set forth in writing in our Corporate Governance Principles and our Code of Conduct – Conflicts of Interest Policy. These documents are available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Corporate Governance Policies" or "Code of Conduct," as applicable. If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or voting on any transaction in which the actual or potential conflict of interest may arise. The Board approves any transactions with our Chief Executive Officer, and our Chief Executive Officer approves any transactions with any other officer.

*Director Nominations*

In obtaining the names of possible nominees, the Corporate Governance and Nominating Committee conducts its own inquiries and will receive suggestions from other directors, management, shareholders and other sources, and its process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources. The Corporate Governance and Nominating Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chair, Corporate Governance and Nominating Committee, care of the Secretary, Weatherford International Ltd., 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. Recommendations received before December 1st in any year will be considered for inclusion in the slate of director nominees to be presented at the Annual General Meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies and his or her availability for a personal interview with the Corporate Governance and Nominating Committee, and evidence that the person making the recommendation is a shareholder of Weatherford.

The Corporate Governance and Nominating Committee believes that nominees should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at (in person) and participation in Board and Committee meetings, and should be committed to serve on the Board for an extended period of time. The Corporate Governance and Nominating Committee will consider whether and to what extent a nominee will bring diversity, whether in educational background, experience, expertise and/or regional knowledge, to the Board in determining whether a candidate will be an appropriate fit with, and an asset to, the Board.

Rule 14a-8 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), addresses when a shareholder may submit a proposal for inclusion of a nominee for director in our proxy materials. Shareholders who do not comply with Rule 14a-8 but who wish to have a nominee considered by our shareholders at the Annual General Meeting must comply with the deadlines and procedures set forth in our articles of association. For your reference, our articles of association can be found at: http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

*Communication with Board Members*

Any shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the Presiding Director or the non-management directors as a group, should send their communication to the Secretary, Weatherford International Ltd., 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. All such communications will be forwarded to the appropriate members of the Board.

*Leadership Structure*

The Board has determined that the most effective leadership structure for the Company is to combine the role of Chief Executive Officer and Chairman. The Board believes that by serving both as Chief Executive Officer and Chairman, Dr. Duroc-Danner brings multiple perspectives to the Board and also is best informed to lead the Board because of his role in the management of the Company's business and strategic direction.

The Board has appointed Mr. Rayne as Presiding Director to preside over executive sessions of non-management directors. The Board believes it is in the best interest of the Company's shareholders to have a Presiding Director who has the authority to call executive sessions as a counterbalance to the Company's combined roles of Chief Executive Officer and Chairman. The Board believes executive sessions provide the Board with the ability to independently evaluate management, openly discuss strategic and other business issues involving the Company and ensure that the Company is upholding high standards of corporate governance.

*Executive Sessions*

Executive sessions of non-management directors are held after each regularly scheduled Board meeting and at such additional times as may be needed. In 2011, the non-management directors held four executive sessions.

*Director Attendance at Annual General Meeting*

All directors are expected to attend the Annual General Meeting. All of our directors other than Messrs. Brady and Millard attended our 2011 General Meeting.

*Code of Conduct*

We have adopted a Code of Conduct that applies to our directors, officers and employees. We also have adopted a Supplemental Code of Conduct that applies to our President and Chief Executive Officer and our Chief Financial Officer. These documents are available on our website at www.weatherford.com, by clicking on "About Weatherford," then "Corporate Governance," then "Code of Conduct" or "Supplemental Code of Conduct," as applicable. We intend to post amendments to and waivers of our Code of Conduct (to the extent applicable to our President and Chief Executive Officer and our Chief Financial Officer) and to the Supplemental Code of Conduct at this location on our website.

*Risk Management Oversight*

The Audit Committee is responsible for the oversight of risk management for the Company. As part of their oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and risk management, including the process by which major financial risk exposure is monitored and mitigated, and works with members of management to assess and monitor risks facing the Company's business and operations, as well as the effectiveness of the Company's guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company's risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company's internal audit and compliance departments.

In addition, our other Board committees also have roles in risk management oversight. As more fully described in this Report, the Compensation Committee annually reviews our executive compensation program to ensure that it is structured in a manner that will not encourage excessive risk-taking.

The Corporate Governance and Nominating Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices and, as appropriate, meets with members of the Company's compliance department to discuss risk management issues with respect to corporate governance, including our Code of Business Conduct. The Corporate Governance and Nominating Committee also oversees and reviews, on an annual basis, an evaluation of the Board, each of our Board committees and management. As part of that evaluation, the Corporate Governance and Nominating Committee assesses whether our risk management policies and procedures are effectively implemented in a manner that appropriately monitors and manages risk.

Our organizational regulations govern the internal organization and the duties, powers and responsibilities of the Board, board committees and officers of Weatherford. Please refer to our organizational regulations for the information related to the division of responsibility among the Board, Board committees and our officers. Our organizational regulations can be found at: http://www.weatherford.com/weatherford/groups/web/documents/weatherfordcorp/wfcorp_org_regs.pdf.

**Senior Management**

The following persons are our executive officers as of April 1, 2012. (Dr. Duroc-Danner's biography is included above in this report under "Director Biographies"). None of the executive officers or directors have any family relationships with each other.

| Name | Age | Position |
|---|---|---|
| Bernard J. Duroc-Danner | 58 | Chairman of the Board, President and Chief Executive Officer |
| John H. Briscoe | 54 | Senior Vice President and Chief Financial Officer |
| Peter T. Fontana | 65 | Senior Vice President and Chief Operating Officer |
| Nicholas W. Gee | 49 | Senior Vice President –Formation Evaluation and Well Construction |
| Joseph C. Henry | 41 | Senior Vice President, Co-General Counsel and Corporate Secretary |
| William B. Jacobson | 43 | Senior Vice President, Co-General Counsel and Chief Compliance Officer |
| Dharmesh B. Mehta | 46 | Senior Vice President – Completion and Production Systems |

*John H. Briscoe* joined the Company in August 2011 as Vice President and Chief Accounting Officer and was appointed Senior Vice President and Chief Financial Officer in March 2012. From 2005 to August 2011, Mr. Briscoe was in senior management at Transocean Ltd., and was Vice President and Controller from October 2007 to August 2011. Prior to joining Transocean, Mr. Briscoe held senior accounting positions with Ferrellgas Inc. and Dresser Industries Inc. Mr. Briscoe also has seven years of public accounting experience with the firms of KPMG and Ernst & Young. Mr. Briscoe is a certified public accountant and holds a BBA from the University of Texas. Mr. Briscoe is an American citizen.

*Peter T. Fontana* was appointed Senior Vice President and Chief Operating Officer in December 2010, and was Senior Vice President – Western Hemisphere from July 2009 to December 2010. Mr. Fontana joined the Company in January 2005 as Director Project Management and later that same year was appointed Vice President for the Latin America Region where he served until July 2009. Mr. Fontana has an MBA from Southern Methodist University, and, prior to joining the Company, he held leadership positions with Baker Hughes, Forasol/Foramer and The Western Company of North America. Mr. Fontana is a French citizen.

*Nicholas W. Gee* was appointed Senior Vice President –Formation Evaluation and Well Construction in February 2011. Mr. Gee rejoined Weatherford in April 2009 as Vice President Investor Relations and served as Vice President – Completion and Production from May 2010 to February 2011. He established Cobalt Blue in June 2004 to pursue investment opportunities in the oil and gas exploration and production sector and to provide technology and business strategy advice internationally to large and small oil and gas operating and service companies. Between 2000 and 2004, Mr. Gee was a vice president of our completions group. Prior to that time, he was in management with Global Marine Drilling Company in the North Sea. Mr. Gee began his career as a petroleum engineer with BP working in oil and gas exploration and production and has over 20 years experience in the oil and gas exploration and production business. He graduated with a 1st class honors degree in Chemical Engineering from the University of Birmingham, and holds an MBA with distinction from Warwick Business School. Mr. Gee is a U.K. citizen.

*Joseph C. Henry* was appointed Vice President–Legal in June 2009, became Vice President and Co-General Counsel in December 2009 and was appointed Senior Vice President in March 2012. He joined the company in 2003 and became Associate General Counsel in 2006. Prior to joining us, Mr. Henry was an attorney with an international law firm in Houston from 1995 to 2001 and served as in-house counsel with other energy companies from 2001 to 2003. Mr. Henry holds a bachelor's degree from the University of Houston and a Juris Doctor from the University of Texas School of Law. Mr. Henry is an American citizen.

*William B. Jacobson* joined the Company in March 2009 and was appointed Vice President and Chief Compliance Officer in June 2009, became Co-General Counsel in December 2009 and was appointed Senior Vice President in March 2012. During the past five years, Mr. Jacobson also served as a federal prosecutor for the Fraud Section of the U.S. Department of Justice's Criminal Division, where he served in various positions, including as Assistant Chief for FCPA Enforcement, and was in private practice. Mr. Jacobson holds a Bachelor of Arts from Tufts University and a Juris Doctor from Georgetown University Law Center. Mr. Jacobson is an American citizen.

*Dharmesh B. Mehta* was appointed Senior Vice President – Completion and Production Systems in October 2011. Mr. Mehta joined the Company in 2001 and served as Vice President, Product Optimization from 2001 to 2009, Vice President of Artificial Lift from 2009 to April 2011 and Vice President, Production Systems from April 2011 to October 2011. Prior to joining the Company, Mr. Mehta had ten years of experience in the software and oil and gas industries. Mr. Mehta holds a bachelor's degree from the University of Houston and a master's degree from the University of Wisconsin. Mr. Mehta is an American citizen.

There are no management contracts between the Company and third parties regarding the delegation of the management tasks.

**Compensation, Shareholdings and Loans**

*Board Compensation*

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the level of knowledge and experience that we require of members of our Board. Our Corporate Governance and Nominating Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our directors.

Pearl Meyer & Partners ("PM&P"), a global human resources consulting firm, has been retained by the Corporate Governance and Nominating Committee as an independent compensation consultant to advise the committee on the appropriate compensation for the Board. PM&P annually assists the Corporate Governance and Nominating Committee by providing comparative market data on board compensation practices and programs based on an analysis of publicly available information on our peer group (see "Market Analysis and Peer Group" below in this Report) and U.S. industry practices.

*Directors' Fees*

The directors who are not employees of the Company are paid the following fees:

- $5,000 for each Board meeting attended;
- $2,000 for each committee meeting attended;
- $60,000 as an annual retainer;
- $20,000 as an additional annual retainer for the Audit Committee chair;
- $10,000 as an additional annual retainer for each Audit Committee member;
- $15,000 as an additional annual retainer for the Compensation Committee chair;
- $10,000 as an additional annual retainer for the Corporate Governance and Nominating Committee chair; and
- $20,000 as an additional annual retainer for the Presiding Director.

Annual retainers are paid quarterly. We do not compensate Dr. Duroc-Danner for his service on the Board.

*Restricted Share Unit Awards*

On September 14, 2011, we granted each of the non-employee directors a restricted share unit award of 12,000 restricted share units pursuant to our 2010 Omnibus Incentive Plan. The awards vest in three equal annual installments, beginning on September 14, 2012, subject to earlier vesting in the event of the death or disability of the director or a change of control of the Company. The Corporate Governance and Nominating Committee believes that providing a majority of the overall Board compensation in our registered shares aligns the interests of our directors with those of our shareholders.

*Non-Employee Director Deferred Compensation Plan (Suspended)*

The Weatherford International Ltd. Non-Employee Director Deferred Compensation Plan was suspended effective December 31, 2008 because of changes in tax laws. While the plan is suspended, amounts are still payable to participants on the occurrence of triggering events under the plan.

Under this plan, before it was suspended, each non-employee director could defer up to 7.5% of any fees paid by us. The deferred fees were converted on a monthly basis into non-monetary units representing the number of our registered shares that could have been purchased with the deferred fees based on the average of the high and low price of our registered shares on the last day of the month in which the fees were deferred. If a non-employee director elected to defer at least 5% of his fees, we made an additional contribution to the director's account equal to (1) 7.5% of the director's fees plus (2) the amount of fees deferred by the director.

Prior to the suspension of this plan, each of our non-employee directors (other than Drs. Bodman and Ortiz and Sir Emyr, who are not participants in the plan) elected to defer 7.5% of the fees paid by us and to have his distribution paid on the first day of the calendar quarter coincident with or next following the date of his cessation of service with the Board. In any event, all benefits under the plan will be distributed no later than January 1, 2017. The amount of the distribution will be a number of registered shares equal to the number of units in the director's account at the time of the distribution.

*Non-Employee Director Retirement Plan (Discontinued)*

After the merger of EVI, Inc. and Weatherford Enterra in June 1998, we discontinued this plan. Mr. Moses is the only current director who was fully vested and eligible to participate in this plan at the time of the plan's discontinuance. Mr. Moses had over 10 years of credited service on the Board of Weatherford Enterra at the time the plan was discontinued, and his annual benefit amount upon his retirement will be $20,000 payable for 10 years, provided that in any event, benefits under this plan will be completely distributed no later than January 1, 2017.

*Summary of Board Compensation for 2011*

The following table from our statutory financial report reflects the compensation paid to each of our non-employee directors for the year ended December 31, 2011. Compensation amounts shown below are in CHF in accordance with statutory requirements, however, actual amounts were paid in USD. Dr. Duroc-Danner was an executive officer and director in 2011, and information about his compensation is listed in the sections of this Report that detail executive officer compensation.

| Name | Function | Fees Paid In Cash (1) | Share-based Compensation (2) | Total Compensation |
|---|---|---|---|---|
| | | | *(In CHF thousands)* | |
| Robert A. Rayne (3) (5) | Presiding Director and Chairman of the Audit Committee | 145 | 172 | 317 |
| Samuel W. Bodman III (3) (4) | Chairman of the Compensation Committee | 133 | 172 | 305 |
| Nicholas F. Brady (5) | | 97 | 172 | 269 |
| David J. Butters (3) (5) | Chairman of the Corporate Governance and Nominating Committee | 151 | 172 | 323 |
| William E. Macaulay (4) | | 109 | 172 | 281 |
| Robert B. Millard (5) | | 93 | 172 | 265 |
| Robert K. Moses, Jr. (3)(4) | | 131 | 172 | 303 |
| Guillermo Ortiz (3) (4) | | 143 | 172 | 315 |
| Emyr Jones Parry (5) | | 95 | 172 | 267 |
| Total | | 1,097 | 1,548 | 2,645 |

(1) Fees paid in cash represent payments from January 1 to December 31 for retainers and meeting attendance.

(2) Each non-employee director was awarded 12,000 restricted share units on September 14, 2011. The value above represents the fair value of the award valued on the date of grant based on the Company's closing share price on that day.

(3) Members of the Audit Committee.

(4) Members of the Compensation Committee.

(5) Members of the Corporate Governance and Nominating Committee.

*Executive Officer Compensation*

Our compensation programs are designed to reward our executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total shareholder return ("TSR"), while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

Oversight of our Executive Compensation Practices

Our executive compensation program is administered by the Compensation Committee of the Board. The Compensation Committee is responsible for, among other functions, reviewing and approving the total compensation for certain of our executive officers consistent with the objectives and philosophy described below.

The Compensation Committee strives to implement best compensation practices in the manner most appropriate to our Company's circumstances and goals. We highlight the following compensation governance matters for shareholder consideration.

- The Company has engaged with shareholders in response to last year's negative say-on-pay vote, and has addressed the primary concerns that led to that negative result.
- The Compensation Committee did not award discretionary bonus payments in 2012 after the Company did not achieve its 2011 annual incentive goal, and the Committee has adopted a formulaic, multi-goal annual incentive program for 2012.
- The Company maintains a standard form of executive employment agreement for all of our executives, which does not provide for tax gross-ups or guaranteed bonuses.
- The Company adopted an Executive Compensation Clawback Policy, as described below.
- The Committee implemented share ownership guidelines, requiring executive officers to hold equity equivalent to certain multiples of their base salary.
- The Committee has engaged an independent compensation consultant that does not provide any services to management and that had no prior relationship with management prior to the engagement as well as independent legal counsel that does not provide any services to the Company or management.
- The Committee uses tally sheets prepared by its compensation consultant that provide information as to all compensation that is potentially available to our executive officers.

Compensation Philosophy and Objectives

The Compensation Committee follows a "pay for performance" philosophy in our executive compensation structure. The Committee's objective is to provide compensation to our executive officers at a level and in a manner that maximizes shareholder value.

The Compensation Committee believes that our executive compensation program should reward enhanced financial performance of the Company and maximize shareholder value by aligning the short-term and long-term interests of our executive officers with those of our shareholders. Our Company's programs are intended to:

- Attract, retain and motivate individuals of outstanding ability in key executive positions;
- Drive and reward strong business performance to create superior value for our shareholders;

- Pay for performance;
- Ensure that performance-based compensation does not encourage excessive risk taking; and
- Encourage our executives to focus on both the short-term and long-term performance goals of the Company.

Our executive compensation also is intended to be market competitive. For 2011, the Compensation Committee approved base salary, annual performance compensation and long-term incentive compensation (together, the "total direct compensation") for executive officers that was intended to be competitive with our peer group. However, in setting the compensation of executive officers, the Compensation Committee also takes into consideration historical and individual circumstances, including tenure and experience, individual performance, anticipated future contributions, retention factors, including apparent career alternatives for each individual, and the availability of comparable data for certain positions.

The Compensation Committee believes that a majority of executive compensation should be "at risk" — that is, the ultimate, realized value of the compensation is tied to the Company's financial and equity performance. During periods when our financial performance meets or exceeds established objectives, we believe that executive officers should be rewarded well under our incentive compensation programs for their efforts in achieving our goals. Likewise, when our performance does not meet the established goals, incentive compensation may be reduced or eliminated.

Incentive compensation is designed to balance short-term annual results and long-term multi-year success of the Company. Short-term awards primarily are payable in cash, while long-term awards are equity-based awards.

Clawback Policy

We adopted the Weatherford International Executive Compensation Clawback Policy setting out the terms under which we may seek to recover incentive compensation from our officers under certain circumstances. The purpose of the policy is to enable the Compensation Committee to recoup performance-based compensation that is paid but it is subsequently determined not to have been earned because financial results are restated, including if the Compensation Committee determines that an officer has engaged in fraud, willful misconduct or gross negligence that causes or contributes to a restatement of our financial statements.

Market Analysis and Peer Group

When considering our compensation practices and levels, the Compensation Committee reviews the compensation practices and levels of a peer group of similarly-sized publicly-traded energy service and exploration and production companies to determine market levels. The Compensation Committee periodically reviews the composition of our peer group to ensure that the companies in the group are relevant for comparative purposes and have executive positions with responsibilities similar to ours and that compete with us for executive talent. The Compensation Committee and PM&P review data for potential peers relating to enterprise value, revenue and market capitalization. Based on these factors and directly comparable business lines, the Compensation Committee determined that the following companies would comprise our peer group for 2011, and these companies were used in early 2012 to establish executive compensation for 2012:

- Baker Hughes
- Cameron
- Halliburton
- Nabors
- National Oilwell Varco
- Noble
- Schlumberger
- Transocean

The Compensation Committee also reviews comparisons to a focused peer group comprised of Schlumberger, Halliburton and Baker Hughes (the "TSR Peer Group"). While each member of the larger peer group is in the broader energy and drilling industries, the members of the TSR Peer Group are Weatherford's most direct competitors and are the companies with whom the Company competes most frequently for executive and management talent and whose business cycles most closely match Weatherford's. The Compensation Committee uses the TSR Peer Group to compare and set performance targets related to awards of our performance share units.

Components of our Executive Compensation Program

The following table from our statutory financial report reflects the compensation paid to our executive management team for the year ended December 31, 2011. Compensation amounts shown below are in CHF in accordance with statutory requirements, however, actual amounts were paid in the executive's local currency. Mr. Duroc-Danner was the highest paid executive management team member in 2011 and is shown separately in the table below in addition to being included in the total.

| | For the Year Ended December 31, 2011 | |
|---|---|---|
| **Type of Compensation** | **Total for Executive Management Team** | **Total for Highest Paid Member** |
| | *(in CHF thousands)* | *(in CHF thousands)* |
| Salary | 6,390 | 1,760 |
| Discretionary Bonuses | 4,489 | 1,430 |
| Share-based Awards (1) | 29,923 | 9,587 |
| Benefit Plan/Deferred Compensation Plan Contributions | 313 | 39 |
| Severance Pay (2) | 6,463 | — |
| Other (3) | 6,249 | 1,574 |
| Total | 53,827 | 14,390 |

(1) Share-based awards were granted to executive management on various days within the year and vest over the next five years. The value above is an accumulation of the grant date fair value of each of those awards. The grant date fair value of each of the awards was based on the Company's closing stock price on the date of grant or when applicable, a calculated fair value derived using a Monte Carlo valuation model.

(2) In 2011, two executives left the Company. The amount above represents their severance benefits in accordance with their employment agreements.

(3) Other includes car allowance, life insurance premiums, club dues, relocation pay, geographic differential, expatriate benefits, employer healthcare, Medicare and social security costs.

Below is a detailed discussion and analysis of each component of our executive compensation.

Base Salary

Base salary provides a fixed level of compensation to the executive, representative of his skills, responsibilities and experience. Base salaries for our executive officers are reviewed annually. Proposed increases to base salaries are reviewed by the Compensation Committee following recommendations from Dr. Duroc-Danner (other than for his own base salary). The Compensation Committee does not rely on predetermined formulas or criteria when evaluating executive base salaries, but does consider comparable market data provided by PM&P.

Annual Incentive Compensation

Our annual incentive compensation is generally structured to deliver cash payouts in line with market multiples when performance targets are achieved or exceeded. The Compensation Committee establishes the terms of any awards under our Non-Equity Incentive Compensation Plan (the "ICP"), including the financial metrics and goals for each award, within 90 days of the start of each fiscal year.

The performance metrics generally are absolute targets (as distinguished from the performance metrics in our long-term incentive programs, which include measurements of our performance relative to the performance of our peers). For each award under the ICP, the Compensation Committee establishes goals at three levels: threshold, target and superior. Target represents a strong but achievable level of performance. Superior represents an extraordinary level of performance that will substantially increase shareholder value. Threshold is the entry-level of performance under the ICP, established so that smaller awards will be earned for satisfactory performance short of target.

The Compensation Committee establishes potential award payments as a percentage of the executive's annual base salary as in effect at the end of the plan year, with a percentage determined for achievement of threshold, target or superior level. The Compensation Committee determines award payments by comparing our consolidated financial results for the relevant year with the goals, comparing the relevant metric used for that year (for example, earnings per share). If our financial results fall between the threshold and target goal levels or between the target and superior goal levels, the award payment will be determined by linear interpolation to derive the percentage of salary.

*2011 Annual Incentive Results*

For 2011, the Committee established a financial target of $1.24 earnings per share under our ICP. The threshold under the plan was $1.00 EPS, with the maximum set at $1.48 EPS. As the Company did not achieve these targets, no bonuses were paid to named executive officers under the ICP, nor were any discretionary bonuses paid in the spring of 2012.

Award payments are made after the public release of our year-end financial results for the applicable year and after determination of the award payments by the Compensation Committee. No award payment is made until the calculation of the payment award is approved by the Compensation Committee. Plan awards earned for a year generally are paid in February of the following year. Awards are paid in cash in the currency in which the recipient ordinarily is paid.

The Committee may determine that modifying the ICP, the goals or the potential award payments would provide more appropriate incentives for executives. The Committee reserves the right in its sole discretion to adjust the financial goals or award amounts under the ICP to reflect (1) the impact of acquisitions, (2) changes in our industry, (3) changes in macro-economic factors or conditions impacting the Company, (4) changes in market compensation practices and other circumstances, (5) changes in applicable laws, regulations or accounting practices, or (6) other matters that were not anticipated when the financial goals for the plan year were determined. The Committee also retains the discretion to make alternative bonus calculations or to make retention awards or other awards based on alternative or non-financial performance criteria.

*February 2011 Cash Awards*

In February 2011, although the Company did not achieve its 2010 annual incentive performance metrics, the Committee made discretionary cash awards to certain executive officers based on considerations it deemed reasonable at the time, particularly for retention purposes. Having heard our shareholders concerns, the Compensation Committee has not repeated that action. This type of discretionary cash award is not a normal and recurring element of our compensation package.

Long-Term Equity Incentive Compensation

Long-term equity incentives are designed to motivate management to achieve long-term performance of the Company and serve to link a significant portion of compensation to shareholder returns. In March 2010, the Compensation Committee approved the 2010 Omnibus Incentive Plan (which was approved by our shareholders at our Annual General Meeting on June 23, 2010), under which the Company may issue awards of long-term equity compensation from time to time consistent with the objectives and philosophy of our compensation programs. We generally grant long-term equity awards annually in February or March to incentivize future performance.

*Determination of Aggregate Value of Awards*

In determining the total value of long-term incentive awards to be granted to executive officers, the Compensation Committee determines the award value as a percentage of salary in accordance with market data and considering, without giving particular weight to any specific factor, the position of the officer (both in terms of function and responsibilities), tenure, anticipated future contributions and the long-term incentive compensation of similarly situated executives in our peer group. As long-term incentives are incentives for future performance, historical performance is not a significant factor in determining the initial value of awards. In determining the number of restricted or performance units to award, the Compensation Committee looks to the closing share price as of the date of grant.

*Forms of Long-term Incentives*

Long-term incentive awards provide executive officers with a benefit that increases only when the value of our shares increases, which aligns their interests with increasing shareholder value. Long-term incentives are equity-based and may include: (1) options, (2) restricted share units or (3) performance share units. In determining the form or forms of award grants, the Committee considers, among other factors, the seniority of the officer and the ability of the officer to impact our success, as well as the appropriateness of a particular security to the individual executive's financial circumstance.

Options allow our executive officers to be in parity with our shareholders, as our executive officers benefit only to the extent of appreciation of the Company's shares over time. The Compensation Committee did not grant any options to our executive officers in 2011 or 2012.

Restricted share units also motivate our executive officers to strive for share price appreciation, as they are granted at the closing price on the date of grant, and the executive realizes value only when the units vest and the underlying shares are delivered. Restricted share units generally vest in equal annual installments over a period of three years. Upon vesting, the holder of restricted share units receives one registered share for each unit that vested. Holders of restricted share units do not have voting rights or dividend participation rights until the underlying shares are delivered to them.

Performance share units have the highest possible return and also the highest risk of the various forms of awards available to the Compensation Committee to grant. Performance share units also provide an even stronger correlation to shareholder value, as they vest, if at all, into a number of shares depending on achievement of specified performance targets.

*Grants in 2011*

In 2011, the Compensation Committee granted 100% of the long-term incentive awards to our CEO in the form of performance share units. The Compensation Committee granted other executive officers 50% of their awards in performance share units and 50% in restricted share units. In determining to grant other executive officers a different equity mix, the Compensation Committee noted that the Company was alone among its peers in providing all long-term compensation solely in performance units. Further, the Compensation Committee considered that a grant of entirely performance units may not be the most effective incentive for all executive officers, depending on such factors as the executive's career tenure, personal wealth, level of responsibility within the Company, job function, and retention concerns.

The 2011 performance units have a single three-year performance period (2011-2013 combined). The performance units will be settled in registered shares issued under our 2010 Omnibus Incentive Plan, with the actual number of shares to be issued based on a multiple of each executive's targeted number of performance units. The multiplier will be determined on the basis of our TSR relative to the TSR of each company in our TSR Peer Group, such that the actual number of shares issued could be 2.25x the number of units for extraordinary performance or could be zero for below-threshold performance. The follow table shows the applicable multiples based on TSR ranking.

| TSR Rank | Performance Multiplier |
|---|---|
| First | 2.25x |
| Second | 1.25x |
| Third | 0.50x |
| Fourth | 0.00x |

As described above, the Compensation Committee decided for 2011 to grant half of the total long-term incentive to certain executive officers (other than our CEO) in restricted share units.

Other Share Grants

Due to the Company's suspension of the Executive Deferred Compensation Stock Ownership Plan ("EDC") in 2008 (see "Retirement Plans—Suspended and Current Deferred Compensation Plans" below), and in order to continue to encourage equity ownership as well as to compensate participants for the loss of this benefit, we grant participants in this plan, including our executive officers, and approximately 40 other non-executive senior management and key employees quarterly grants of shares. Grants are made in an amount to approximate the benefits participants would have received had we not suspended the plan, which grants have a market value equal to 15% of the cumulative base salary and bonus paid to the participant during the prior quarterly period (see "Retirement Plans—Suspended and Deferred Compensation Plans" below). To the extent a participant was fully vested in the EDC, these alternative grants are fully vested on grant. New participants are given a vesting schedule that approximates the vesting schedule under the EDC before it was suspended.

Perquisites

The Company provides our executive officers with perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. Perquisites made available our executive officers include an annual car allowance or the use of a company car, payment of club dues and payment of life insurance premiums.

Expatriate Benefits

For those of our executive officers who are assigned to an international location outside their home country, the Company also provides reasonable and customary expatriate benefits, including relocation expenses, housing allowance and educational expenses for dependent children.

Dr. Duroc-Danner has declined to accept a housing allowance or educational expenses in connection with his relocation to Switzerland.

The Company also provides officers who are on international assignment a benefit designed to absorb part of the additional tax burden resulting from their assignment. We believe these benefits are standard in our industry and generally apply to non-management expatriate employees as well. We believe the level of tax benefit provided is reasonable and not excessive. Further, we believe the cost to the Company of providing this benefit is reasonable in light of the benefits the Company receives in having its officers assigned internationally.

We use a "hypothetical tax" model, in which the Company deducts a fixed amount from the executive's cash and equity income and then pays taxes on behalf of the executive in his home country and country of assignment. Many companies use a "tax equalization" method, in which the expatriate's taxes are calculated based on what they would be in his or her home country if he or she were not on an international assignment, and the company reimburses the expatriate for all taxes above that amount.

For our officers assigned to Switzerland, we deduct a 35% hypothetical tax. The effective result is that these officers pay a 35% flat tax on every dollar of income with no deductions and no exemptions. This results in a higher tax payment by the executive than they would pay in their home country absent the international assignment, so the tax benefit we provide is less than the full tax equalization method employed by many companies in our industry.

Retirement Plans

*Discontinued Nonqualified Executive Retirement Plans*

Historically, we maintained supplemental executive retirement plans. No new participants have been admitted to the plans since 2006. The original plan was frozen in 2008 and the successor plan was frozen in 2010, following which no additional benefits accrued to the participants other than de minimis interest accruals on cash balances.

In April 2010, we amended the plan to allow participants to make a one-time, irreversible election to convert their fully vested cash balances into a share-denominated balance. In May 2010, Dr. Duroc-Danner elected to convert approximately $71 million of his frozen accrued benefit into approximately 4.4 million notional share units, and Mr. Becnel, our former Chief Financial Officer, who was a participant at the time, elected to convert approximately $4.5 million of his frozen accrued benefit into approximately 283,000 notional share units. He retained a cash balance of approximately $4.5 million, which accrues interest at a five-year LIBOR. Mr. Becnel's SERP benefit will be paid to him in 2012 in connection with his departure effective March 31, 2012. The only remaining participant in the plan is Dr. Duroc-Danner.

*Suspended Deferred Compensation Plan*

We historically maintained the EDC for our executive officers and certain senior managers and key employees. We suspended the EDC effective as of December 31, 2008 because of uncertainties concerning the application of Section 457A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). So long as the suspension is in effect and unless and until the Board determines otherwise, no new participants may join the plan, participants will not be able to make compensation deferrals to the plan, and we will not make any credits under the plan of behalf of participants. So long as the plan remains suspended, amounts will still be payable to participants upon the occurrence of triggering events under the plan.

All amounts under the EDC will be distributed no later than January 1, 2017. Generally, distributions will be made in registered shares. The amount of the distribution will be a number of registered shares equal to the number of units credited to the participant's account at the time of the distribution. Shares sufficient to cover all participant accounts are maintained in a trust.

Other Generally Available Benefits

Certain executive officers are eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a 401(k) plan or other pension plan depending on their jurisdiction, as well as health, medical and welfare programs.

There were no loans granted to active or former members of the Board or senior management in fiscal year 2011, and as of December 31, 2011, there were no such loans outstanding.

Employment Agreements

All of our current executive officers have entered into the same form of employment agreement (the "Executive Employment Agreement"). Under the terms of the Executive Employment Agreement, if the Company terminates an executive's employment for any reason other than cause, if the executive terminates his employment for good reason or if the employment is terminated as a result of the executive's death or disability, the executive will be entitled to receive (i) an amount equal to three multiplied by the sum of the annual base salary received by the executive as of the date of termination plus the annual bonus that would be payable in the current fiscal year, and (ii) any accrued salary or bonus (pro-rated to the date of termination). In addition, under these circumstances, all dental and health benefits and all other welfare benefits will be maintained for three years after termination provided the executive makes his required contribution. We are required to pay legal fees and expenses incurred by the executive in any disputes regarding the Executive Employment Agreement, so long as the executive undertakes to reimburse the Company for such amounts paid if the executive is determined to have acted in bad faith in connection with the dispute.

Benefits potentially payable to our executive officers under the Executive Employment Agreement are described in greater detail under "Change of Control Clauses" below in this Report.

Mr. Becnel's employment with us terminated effective March 31, 2012. He will receive severance payments pursuant to his employment agreement.

Severance Benefits

In 2010 the Compensation Committee undertook a review of our compensation program and practices and determined, among other things, that the current levels of severance benefits could be curtailed while still remaining competitive in the marketplace.

The Compensation Committee has determined that offering severance benefits (which may be payable in the event of a qualifying termination of employment prior to or following a change of control) is beneficial in recruiting and retaining executives and also encourages the retention of our officers during the pendency of a potential change of control transaction or other organizational changes within the Company. Our severance benefits and protections are intended to provide for the payment of severance benefits to the executive officers in the event their employment with the Company is involuntarily terminated without cause (including in case of death or disability) or they resign for good reason and to encourage the executive officers to continue employment in the event of a potential "change of control." The Committee believes that these benefits serve to enhance shareholder value and align our officers' interests with those of our shareholders. While the Executive

Employment Agreement provides for severance benefits, the benefits provided by these agreements are generally more limited compared to prior agreements. The severance benefits under the Executive Employment Agreement are not augmented by a change of control and are "double-trigger" arrangements.

Mr. Becnel's employment with us terminated effective March 31, 2012. He will receive severance payments pursuant to his employment agreement. See "Change of Control Clauses—Becnel Employment Agreement" below in this Report for a description of these payments.

**Shareholder Rights**

*Restrictions on Voting Rights and Representation*

According to Article 17 of our articles of association, each share has the right to one vote. Generally, there are no restrictions on voting our shares other than as set forth in Articles 7 and 9 of our articles of association.

Article 7 of our articles of association generally provides that a person recorded in our share register shall notify the share registrar of any change in address. Until such notification shall have occurred, all written communication from the Company to persons recorded in our share register shall be deemed to have validly been made if sent to the address recorded in the share register. Article 7 also provides that an acquirer of our shares shall be recorded upon request in the share register as a shareholder with voting rights; provided, however, that any such acquirer expressly declares to have acquired the shares in its own name and for its own account, save that the Board may record nominees who hold our shares in their own name, but for the account of third parties, as shareholders of record in the share register of the Company. Beneficial owners of our shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee. After hearing the registered shareholder concerned, the Board may cancel the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect as of the date of registration, if such registration was made based on false or misleading information. The relevant shareholder shall be informed promptly of the cancellation.

Article 9 of our articles of association generally provides that the Company shall only accept one representative per share. Additionally, voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of shares or nominee only to the extent that such Person is recorded in the share register with the right to exercise his voting rights.

Shares held in treasury do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits, including dividends, preferential subscription rights in the event of share capital increases and advance subscription rights, generally applicable to the shares. For your reference, our articles of association can be found at:
http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

*Resolutions and Statutory Quorums*

Pursuant to our articles of association, the shareholders generally pass resolutions upon the relative majority of the votes cast at the general meeting of shareholders (not counting broker non-votes, abstentions and blank or invalid ballots), unless otherwise provided by law (including stock exchange regulations) or our articles of association.

In accordance with the CO, our articles of association require the affirmative vote of at least (a) two-thirds of the voting rights and (b) the absolute majority of the par value of the registered shares, each as represented (in person or by proxy) at a general meeting, to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the creation or cancellation of shares with privileged voting rights;
- the restriction on the transferability of shares and the cancellation of such restriction in relation thereto;
- the restriction on the exercise of the right to vote and the cancellation of such restriction;
- an authorized or conditional increase in the nominal share capital;
- an increase in the share capital through (i) the conversion of capital surplus, (ii) a contribution in kind or an acquisition of assets, or (iii) a grant of special privileges;
- the limitation or withdrawal of preferential subscription rights or advance subscription rights;
- a change in the place of incorporation of the Company;
- the conversion of registered shares into bearer shares and vice versa;
- the dissolution of the Company; and
- the removal of a member of the Board.

Pursuant to our articles of association, the presence of shareholders, in person or by proxy, holding at least two-thirds of the registered shares recorded in our share register and generally entitled to vote at a meeting is a quorum required for the transaction of the following business:

- the adoption of a resolution with respect to the removal of a serving director; and
- the adoption of a resolution to amend the following provisions of the Articles:
  - Article 21 — which sets forth the quorum at a general meeting required for certain matters,
  - Articles 18 and 20 — which set forth the level of shareholder approval required for certain matters,
  - Article 22 — which sets forth the number of directors,
  - Article 23 — which sets forth the term of office of a director, and
  - Article 24 — which sets forth the organization and remuneration of the Board.

The presence of shareholders, in person or by proxy, holding at least one-third of the registered shares recorded in our share register and generally entitled to vote at a meeting is a quorum required for the transaction of any other business. Under the CO, the Board has no authority to waive quorum requirements set forth in the articles of association. For your reference, our articles of association can be found at:
http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

*Agenda*

Under our articles of association, any shareholder satisfying the requirements of article 699 CO may request that an item be included on the agenda of a general meeting of shareholders. An inclusion of an item on the agenda must be requested in writing at least 60 and no more than 90 calendar days prior to the scheduled and announced date of the next general meeting of shareholders. The request must specify the relevant agenda items and proposals, together with evidence of the required shareholdings recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules and regulations of the SEC. For your reference, our articles of association can be found at:
http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

Shareholder proposals to be included in the proxy materials related to our proxy statement prepared pursuant to SEC rules for an annual general meeting must comply with Rule 14a-8 of the Exchange Act to be considered for inclusion in the proxy statement for that meeting. For any matters submitted outside the process of Rule 14a-8, a request for inclusion of an item on the agenda or a nominee must satisfy the requirements set out in the above paragraph.

Any shareholder proposal, whether or not to be included in our proxy materials, must be sent to our Secretary at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland.

No resolution may be passed at a general meeting of shareholders concerning an agenda item in relation to which due notice was not given. Proposals made during a general meeting of shareholders to (i) convene an extraordinary general meeting or (ii) initiate a special investigation in accordance with article 697a CO are not subject to the due notice requirement set forth herein.

No prior notice is required to bring proposals related to items already on the agenda or for the discussion of matters on which no vote is to be taken.

*Inscription into Share Register*

A share register of our registered shareholders is maintained by American Stock Transfer & Trust Company, LLC, which acts as transfer agent and registrar of the Company. Each shareholder recorded in the share register as of the record date for the meeting is entitled to participate at the General Meeting of Shareholders and in any vote taken. The Board shall issue the particulars of the right to representation and participation at the General Meeting of Shareholders in procedural rules.

**Swiss Takeover and Change of Control Matters**

*Duty to Make an Offer*

Pursuant to the applicable provisions of the Swiss Federal Act on Stock Exchanges and Securities Trading (the "SESTA"), any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold $33^1/_3$% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate this provision of the SESTA or may raise the relevant threshold to 49% ("opting-out" or "opting-up," respectively). Our articles of association do not contain an opting-out or opting-up provision. For your reference, our articles of association can be found at:
http://www.weatherford.com/ECMWEB/groups/web/documents/weatherfordcorp/wftcorp_articles_assoc.pdf.

A waiver of the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Market Supervisory Authority FINMA under certain circumstances. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the SESTA and the implementing ordinances thereunder.

There is no obligation to make a takeover bid under the SESTA if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings.

*Change of Control Clauses*

The equity plans and related grant and award agreements in which members of our Board and senior management participate generally provide for the vesting of relevant grants and awards and acceleration of certain benefits upon a change of control. For certain outstanding option awards, our Board has the discretion upon a change of control whether to accelerate the vesting of the outstanding award, or require the award to be substituted or otherwise adjusted.

<u>Executive Employment Agreements</u>

The following summarizes the potential payments upon termination or change of control to our current executive officers as of December 31, 2011. The potential payments described in this section assume the triggering event occurred on December 31, 2011.

Under the terms of the Executive Employment Agreements, if the executive's employment is terminated, whether as a result of death, "disability," "good reason," "cause" or otherwise (each term as defined in the Executive Employment Agreements), the executive (or his estate) will generally be entitled to receive the following compensation:

- any unpaid salary and accrued vacation earned through the date of termination of employment (the "Earned Unpaid Salary");
- all benefits to which the executive is entitled or vested (or becomes entitled or vested as a result of termination) under the terms of all employee benefit and compensation plans, agreements, arrangements, programs, policies, practices, contracts or agreements in which the executive was a participant at the time of termination (the "Benefits Payment");
- an amount equal to the target bonus amount that would be payable in the year of termination (pro-rated to the date of termination) (the "Bonus");
- an amount equal to the sum of the base salary at the time of termination added to the Bonus, multiplied by three in the event of a termination by us other than for cause or by the executive for good reason (other than non-renewal, as defined below) and multiplied by one in the case of a termination due to death, disability or for a termination for good reason due to the Company's non-renewal of the agreement (the "Salary and Bonus Payment");
- any benefits payable under our retirement plans as of the date of termination (the "Retirement Plan Payment");
- all dental and health benefits under any plans that are provided to the executive and his or her family prior to termination would be maintained after termination for a period of three years or such longer period as the plans may require, provided the executive makes his required contribution and that such benefits are secondary to any benefits offered by another employer (the "Healthcare Benefit"); and
- up to a maximum of $35,000 for outplacement services for the executive, the provider of which would be selected and paid directly by us (the "Outplacement Benefit") for a period not extending beyond the last day of the second taxable year following the taxable year in which the executive's termination occurs.

Under the Executive Employment Agreements, we will make required payments (other than the pro-rata bonus payment for the year of termination, which will be paid at the time bonus payments for that year would normally be paid) within 30 days after the date of the participant's section separation from service with the Company (as specified in Section 409A of the Code). However, if the participant is a section 409A specified employee (as specified in the Code), these payments will be made on the date that is six months following date of such separation from service with such payments (along with the Retirement Plan Payment) bearing interest at the prime rate per annum as of the date of termination.

The Executive Employment Agreements provide that if the employee is a participant in our now frozen retirement plan, he will be entitled to a "gross up payment" that is limited solely to the payments of penalties, excise or other taxes incurred by them pursuant to Section 457A of the Code with respect to accrued benefits under our retirement plans. The Company does not believe that Section 457A would impose any such penalties, excise or other taxes. The Executive Employment Agreements expressly exclude gross-ups previously provided under those retirement plans. The Executive Employment Agreements do not provide for any other type of "gross up payments."

Under the Executive Employment Agreements:

(i) "cause" is defined as the willful and continued failure to substantially perform the executive's duties with the Company (other than failure resulting from incapacity due to mental or physical illness or anticipated failure after the executive has provided a notice to termination for good reason) after written demand is made by the Board, or the willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

(ii) "disability" is defined as the absence of the executive from his duties on a substantial basis for 120 calendar days as a result of incapacity due to mental or physical illness. If we determine that the executive is disabled, the executive has 30 days from the date of our notice to the executive of intent to terminate employment by reason of disability to return to full-time performance of his duties. The executive may terminate his employment for disability if a physician selected by the executive determines that a disability has occurred.

(iii) "good reason" generally means the occurrence of any of the following:

- the assignment to the executive of any position, authorities, duties or responsibilities that are materially inconsistent with the executive's position, authorities, duties or responsibilities as provided in the Executive Employment Agreement or any other action that results in a material diminution of the executive's position, authorities, duties or responsibilities;
- a relocation of the executive;
- a material breach by the Company of the Executive Employment Agreement;
- the Company's giving of notice that the Executive Employment Agreement term will not be extended ("non-renewal"); or
- the failure by the Company to require any successor to perform the Executive Employment Agreement between the executive and the Company.

Following a change of control or other transaction in which our registered shares cease to be publicly traded, "good reason" also will be deemed to exist if the executive is assigned to any position, authority, duties or responsibilities that are not at the ultimate parent company of the surviving entity.

(iv) "change of control" is generally deemed to occur if:

- any person acquires 20% or more of our registered shares;
- at least two-thirds of the members of the current Board cease to be directors other than in specified circumstances;
- upon the consummation of a merger or similar transaction other than (1) a transaction in which the shareholders beneficially owning the registered shares outstanding immediately prior to the transaction represent at least two-thirds of the voting power immediately after the transaction, (2) a transaction in which no person owns 20% or more of the outstanding registered shares or voting power of the surviving entity, and (3) a transaction in which at least two-thirds of the members of the surviving entity are current members of the Board at the time the transaction was approved; or
- approval or adoption by the Board or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company's assets or a dissolution of the Company.

The Executive Employment Agreements contain a confidentiality provision. In no event, however, will an asserted of a violation of the confidentiality provision constitute a basis for deferring or withholding any amounts otherwise payable to the executive under the Executive Employment Agreement.

Similarly, the Executive Employment Agreements contain non-competition and non-solicitation provisions which are generally applicable for one year from when the executive ceases to be employed. The non-competition restrictions do not apply if the executive terminates employment for any reason within one year following a change of control. Additionally, if the executive voluntarily terminates employment other than for good reason, the non-competition restrictions shall apply only if (i) the Company notifies the executive of its intent to enforce the non-competition provisions within 15 days following the executive's separation from service and (ii) the Company pays the executive a lump sum amount equal to the sum of (x) the annual base salary received by the executive as of the date of termination and (y) the executive's target annual bonus for the fiscal year during which the termination occurs.

We are required to pay legal fees and expenses incurred by the named executive officers in any disputes regarding each person's employment agreement, so long as the executive undertakes to reimburse the Company for such amounts paid if the executive is determined to have acted in bad faith in connection with the dispute.

<u>Becnel Employment Agreement</u>

Under the terms of Mr. Becnel's employment agreement, following his departure effective March 31, 2012, he will receive the following compensation:

- his salary through March 31, 2012;
- a lump sum amount of $7,251,348 (the "Becnel Lump Sum");

- the Retirement Plan Payment (including his vested benefits under the SERP); and
- healthcare and other welfare benefits for a period of three years following termination.

In addition, certain equity grants vested on his termination, resulting in an aggregate issuance of approximately 132,000 shares.

Pursuant to Section 409A of the Code, Mr. Becnel's severance will not be paid until September 30, 2012. Cash amounts will bear interest from his departure 5% per annum. We also will continue to pay certain expatriate benefits (housing and schooling) for a transition period of three months, and his severance will be subject to our expatriate hypothetical tax (i.e., he will pay a flat tax of 35% on his severance, and the Company will pay additional taxes, if any). Under his agreement, the Company is required to pay, on a grossed-up basis, any additional tax or excise tax, interest and penalties imposed under Code sections 409A, 457A and/or 4999 attributable to any payments or distributions made to Mr. Becnel by the Company under the agreement and under any other plans or other agreements with the Company.

Additionally, the agreement contains a confidentiality provision substantially similar to the provision contained in the other Executive Employment Agreements. Also, the Company is required to pay legal fees and expenses incurred by Mr. Becnel in any disputes regarding his employment agreement, so long as he undertakes to reimburse the Company for such amounts paid if he is determined to have acted in bad faith in connection with the dispute.

**Auditing Body**

*Date of Assumption and Term of Office of Lead Auditor*

Our independent registered public accounting firm and our statutory auditor are appointed and elected, respectively, each year by our shareholders at our annual general meeting. Since 2009 (including for the year ended December 31, 2011), Ernst & Young LLP has been our independent registered public accounting firm and Ernst & Young Ltd, Zurich has been our statutory auditor. Robin Errico has been the lead auditor since 2009. The lead auditor will be rotated every seven years in accordance with Swiss law.

*Audit Fees and Additional Fees*

The following table presents fees for professional audit services rendered, collectively, by Ernst & Young LLP and Ernst & Young Ltd, Zurich for the audit of the Company's annual statutory financial statements for the year ended December 31, 2011, and fees billed for other services rendered, collectively, by Ernst & Young LLP and Ernst & Young Ltd., Zurich during that period.

| | 2011 | |
|---|---|---|
| | EY LLP | EY Ltd |
| Audit fees | $13,713,000 | $589,000 |
| Audit-related fees | 288,000 | — |
| Tax fees | 290,000 | — |
| All other fees | 33,000 | — |
| **Total** | $14,324,000 | $589,000 |

*Informational Instruments Pertaining to External Audit*

The Audit Committee has established a pre-approval policy for all audit services to be provided by an outside audit firm, including the independent auditor, and permissible non-audit services provided by the independent auditor.

There are two types of pre-approval. "General" pre-approval is based on pre-determined types of services and amounts. Under the policy, pre-approved service categories are provided for up to 12 months and must be detailed as to the particular services provided and sufficiently specific and objective so that no judgments by management are required to determine whether a specific service falls within the scope of what has been pre-approved. The Audit Committee reviews a listing of "General" services provided on a quarterly basis. "Specific" pre-approval is required for certain types of services or if a service is expected to exceed the limits set out in the "General" pre-approval. "Specific" pre-approval must be obtained through direct communications with the Audit Committee or the Chairman of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chairman must report any pre-approved decisions to the Audit Committee at its next scheduled meeting.

Pre-approval is not required for de minimis services that initially were thought to be part of an audit. When an auditor performs a service thought to be part of the audit, which then turns out to be a non-audit service, the pre-approval requirement is waived. However, the Audit Committee must approve the service before the audit is completed. Fees for de minimis services, when aggregated with fees for all such services, cannot exceed 5% of the total fees paid to the auditor during the fiscal year.

During the year ended December 31, 2011, our audit committee met with our auditors twelve times.

**Information Policy**

Weatherford publishes an annual report each year that provides information on the Company and its consolidated subsidiaries' results and operations, as required by Swiss law and U.S. securities laws (which requirements this Annual Report satisfies). In addition to this annual report and as required by U.S. securities laws, Weatherford prepares a Form 10-K annual report each year and quarterly reports on Forms 10-Q, each of which are filed with the SEC. Weatherford discloses annual and quarterly financial results in accordance with U.S. GAAP. In addition, Weatherford files periodic reports on Forms 8-K that are filed with or furnished to the SEC and issues notices and press releases from time to time as required by applicable law or pursuant to its corporate policies. Copies of these materials are available on our website at www.weatherford.com. Any record shareholder may obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836 4000. Copies of any exhibits to the Form 10-K included in this Annual Report also are available upon written request subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website. You can access our push/pull information system at http://www.weatherford.com/AboutWeatherford/InvestorRelations/ by clicking on "RSS Feed" and "Email Alert." Investors may email investor.relations@weatherford.com to request publicly available information.

## CORPORATE INFORMATION

### Independent Registered Accounting Firm

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010
USA

### Swiss Auditor

Ernst & Young Ltd.
Brandschenkestrasse 100
8022 Zurich
Switzerland

### Legal Counsel

Baker & McKenzie

Rue Pedro-Meylan 5
Geneva 1208
Switzerland

711 Louisiana, Suite 3400
Houston, TX 77002
USA

### Stock Data

New York Stock Exchange
Symbol: WFT
Swiss Stock Exchange
Symbol: WFT
NYSE Euronext Paris
Symbol: WFT

### Financial Information

Financial analysts and shareholders seeking information about Weatherford International Ltd. should contact our U.S. Investor Relations department at 2000 St. James Place, Houston, TX 77056, USA. Our telephone number at that location is +1 713 836 4000. We will provide to any shareholder a copy of our annual report, without charge, upon written request. Financial information may also be obtained by visiting our website at http://www.weatherford.com.

### Corporate Headquarters

Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland
+41 22 816 1500

### Regional Offices

**Asia Pacific**
14th Floor, West Wing
Rohas Perkasa
No.8, Jalan Perak
Kuala Lumpur 50450
Malaysia
+60 3 2168 6000

**Canada**
333 5th Avenue S.W., Suite 1100
Calgary, Alberta
T2P 3B6
Canada
+1 403 693 7500

**Europe, Caspian Sea**
Aberdeen
Souterhead Road
Aberdeen, Scotland
AB12 3LF
+44 (0) 1224 380200

**Latin America**
Blvd. Manuel Abila Camancho 40
23rd Floor
Col. Lomas de Chapultepec
Mexico D.F., CP11100
+52 55 91384800

**Middle East, North Africa**
4h Interchange, Al Barsha
Sheikh Zayed Road
Al-Khaimah Building II
Dubai UAE
+9 71 4 312 5000

**Russia**
4, 4th Lesnoy Pereulok
13th floor
Moscow
Russia
125047
+7 495 775 47 12

**Sub-Sahara Africa**
Johannesburg
Lincoln House Eton Office Park
CNR Sloane and Harrison Street
Bryanston
Johannesburg
South Africa
+27 11 2674400

**United States**
2000 St. James Place
Houston, TX 77056
USA
+1 713 836 4000

Contributors
Kyle Chapman, Gabriel Costa, Karen David-Green, Robin Davidson, James Foster, Rob Fulks, Brian Goldman, Jeff Heger, Herring Design, Mark Hopmann, Espen Johansen, Frederico Justus, Karin Knapp, Peter Levens, Graham Makin, Lance Marklinger, Christine Mathers, Angel Meso, Mariya Patrusheva, Dave Reed, Michael Saba, Stephen Starr, Rebecca Techiera, Dave Tonner, Henderson Watkins.

Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland
+41 22 816 1500

weatherford.com